MOL Plc.
Finance

9th August, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.





Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

Enclosure



MOL Plc.

INVESTOR NEWS

8 August 2006

Share purchase of a MOL manager

József Kudela, employee representative member of the Supervisory Board of MOL purchased 10 MOL shares at HUF 23,100 each on the Budapest Stock Exchange on 7 August 2006, with the assistance of K&H Equities as investment service provider.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043





MOL Group 2006 first half and second quarter preliminary results

INVESTOR RELATIONS


MOL

MOL GROUP

CONTINUED STRONG PERFORMANCE IN KEY BUSINESSES

MOL Hungarian Oil and Gas Plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2006 second quarter and first half year preliminary results. This report contains consolidated financial statements for the period ended 30 June 2006 as prepared by the management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

MOL Group financial results (IFRS)	Q2 2005		Q2 2006		Change %		H1 2005		H1 2006		Change %	
	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
Net sales revenues	545.1	2,748.9	702.2	3,312.3	29	20	1,116.3	5,789.9	1,500.8	7,085.9	34	22
EBITDA	106.6	537.6	135.2	637.7	27	19	225.9	1,171.7	322.0	1,520.3	43	30
Operating profit	**77.4**	**390.3**	**102.3**	**482.5**	**32**	**24**	**169.8**	**880.7**	**257.5**	**1,215.8**	**52**	**38**
Operating profit adjusted by discontinuing operation [2]	**73.3**	**369.6**	**102.3**	**482.5**	**40**	**31**	**141.0**	**731.3**	**176.5**	**833.3**	**25**	**14**
Net financial expenses/(gain)	5.8	29.2	13.2	62.3	126	113	14.8	76.8	39.7	187.4	168	144
Net income	**64.3**	**324.3**	**76.7**	**361.8**	**19**	**12**	**136.1**	**705.9**	**187.4**	**884.8**	**38**	**25**
Operating cash flow	83.0	418.6	162.2	765.1	95	83	180.1	934.1	253.6	1,197.4	41	28

(1) In converting HUF financial data into US Dollars, the following average NBH rates were used: for Q2 2005:198.3 HUF/USD, for H1 2005: 192.8 HUF/USD, for Q2 2006:212.0 HUF/USD, for H1 2006: 211.8 HUF/USD.

(2) Operating profit excluding the one-off gain on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage).

In H1 2006, operating profit increased by HUF 87.7 bn, to HUF 257.5 bn (USD 1,215.8 mn). Operating profit adjusted by discontinuing operation grew by 25% in H1 2006 and by 40% in Q2 2006 on a like for like basis. Q2 results were positively influenced by high oil prices and gasoline crack spreads, wider Brent-Ural spread and growth in downstream sales. Net income grew by HUF 51.3 bn to HUF 187.4 bn (USD 884.8 mn) in H1 2006, primarily reflecting the strong operating performance of exploration and production and the gas transaction gain, which was partially offset by higher financial expenses, due to a higher loss on foreign currency denominated debt and a higher corporate tax expense.

- **Exploration and Production** operating profit in H1 2006 increased by HUF 29.6 bn to HUF 70.7 bn (USD 333.8 mn). Operating profit in Q2 2006 increased by HUF 8.4 bn to HUF 32.5 bn, due to higher crude oil prices, stronger USD against HUF and a 2% increase in hydrocarbon production.
- **Refining and Marketing** contributed operating profit of HUF 93.3 bn (USD 440.5 mn), an increase of 6% (in USD terms a 3% decrease) over H1 2005. Segmental operating profit in Q2 2006 increased by HUF 18.9 bn to HUF 69.1 bn, due to higher sales volumes, higher gasoline crack spreads, higher Brent-Ural differential and stronger USD against the HUF.
- The **Petrochemical** segment's operating profit decreased to HUF 7.6 bn (USD 35.9 mn) in H1 2006, compared to a HUF 13.3 bn (USD 69.0 mn) profit in H1 2005. In Q2 2006, operating profit grew by HUF 0.2 bn to HUF 3.9 bn, due to higher integrated petrochemical margin and higher sales.
- **Gas Transmission** operating profit increased by HUF 0.9 bn to HUF 17.8 bn (USD 84.0 mn) in H1 2006. In Q2 2006, operating profit decreased by HUF 0.7 bn to HUF 5.6 bn, mainly due to lower tariff revenues and higher natural gas cost.
- A **net financial expense** of HUF 39.7 bn was recorded in H1 2006, which includes a net foreign exchange loss of HUF 24.7 bn and a HUF 5.0 bn fair value valuation loss on the conversion option embedded in the capital security.
- Group **closing headcount** decreased by 7.9% y-o-y, from 15,669 to 14,433.
- **Capital expenditure** and investments decreased to HUF 43.8 bn (USD 206.9 million) in H1 2006, compared to HUF 79.1 bn (USD 410.7 million) in H1 2005, as H1 2005 figures included some large cash payments related to a longer investment period (waste water treatment project, EU 2005 fuel quality project) and the Shell acquisition in Romania. In Q2 2006, capital expenditure and investments decreased by HUF 9.5 bn to HUF 28.4 bn year-on-year. Net cash at the end of June 2006 was HUF 44.4 bn, while net cash to the sum of net debt and total equity was 4.0%.
- **Operating cash flow** before changes in working capital increased by 26% to HUF 244.0 bn (USD 1,151.9 mn) in H1 2006. Including working capital changes and corporate tax paid, operating cash flow increased by 41%, to HUF 253.6 bn (USD 1,197.4 mn). In Q2 2006 operating cash flow increased by 95% to HUF 162.2 bn (USD 765.1 mn).

Mr Zsolt Hernádi, Chairman-CEO of MOL commented:

"MOL continued to deliver strong results in key businesses, upstream and downstream, in the second quarter of 2006. Favourable external environment, increased sales volumes and a disciplined capital expenditure program helped to achieve record cash flow. Our strong balance sheet supports our strategy to create shareholder value through growth in upstream and downstream.
The purchase of 10% treasury shares in a transaction with the State transformed MOL to a practically fully privatised oil company."

Overview of the environment

Global economic growth remained robust in Q2 2006 after a decline in most of 2005. Although slower than in 2004, it remained over 5%. There is some equalization in the geographical composition of growth. The rebound continued in the US after the very low growth in Q4 2005. In China, an investment boom continues and growth remains close to double digits. Although Eurozone economies remained weak, their growth rate may improve slightly this year.

According to IEA data, Q2 2006 oil demand is up by 1% to an average 83.3 mn barrels per day, a sharp deceleration of growth compared to over 3% in 2004. Demand growth is slowing especially in South East Asia which used to be a key driver. On the other hand, demand rebounded in China and to a lesser extent in the US, which suggests an acceleration of global demand in the rest of the year.

On the supply side, the speed of recovery of crude production after the hurricanes exceeded expectations. This and other new capacities mainly from the Caspian region added substantial additional crude supply. On the other hand, technical problems and political instability caused a substantial fall in production in Iran and Nigeria. Together with the slowing growth in demand, this has created a relative oversupply of crude oil, which is reflected in increasing stocks of crude. Yet, prices were also in an upward trend due to increasing risk premium and concerns over the developments in Nigeria, and especially in Iran. The recent sell-off on the global asset markets halted this trend only temporarily.

OPEC did not change its quotas in the 2nd quarter. Most OPEC countries operate at almost full capacity, and further quota increases would not have resulted in additional supplies. Most of OPEC spare capacity and, in fact most of global spare capacity is in Saudi Arabian heavy sour crude for which demand is limited by refinery capacity constraints. Iran's current oil exports are double of all available spare crude capacity. Consequently, any political events causing a disruption in Iranian oil exports would lead to an extremely severe price spike. This raises risk premiums and the willingness of market participants to keep large stocks. As a result, markets again witnessed record prices despite of the adequate crude supply-demand balance.

As global energy efficiency is incomparably better than in the 70s and as crude oil's share in primary energy is lower, the negative effect of high oil prices is notable but limited.

Since crude oil demand is driven by motor fuels, refining capacity has reached its limit. As a result, refinery margins were well above the historical average.

In Hungary, the expected 4% GDP growth is below the Central European average but the economy, driven by exports and investment, remains healthy. Q2 2006 witnessed further weakening of the forint, amid concerns over financial sustainability and the recent global sell-off in the asset markets affecting emerging economies. The reelected government announced plans to decrease the budget deficit, mainly through increasing tax revenues, which may also result in slower growth for the next few years. The Slovak economy continued its dynamic expansion during the last months. GDP growth is estimated to exceed 6%. After the parliamentary elections in Slovakia a new government was formed, which is planning to implement a different economic policy, but its effect on the economy can be assessed only after concrete measures were taken. Despite high prices, fuel demand continued to grow robustly in Hungary and Slovakia, driven mainly by dynamic growth in diesel consumption.

The average CIF Med quoted price of Ural Blend increased by 34% in USD terms, compared to H1 2005. Brent-Ural differential increased to 4.2 USD/bbl in H1 2006 from 3.7 USD/bbl in H1 2005. Average USD denominated crack spreads of FOB Rotterdam gasoline increased by 43%, while crack spread of gas oil decreased by 7% compared to H1 2005. The US dollar appreciated by an average of 10% against the Hungarian Forint, while the Euro appreciated by an average 5% against the Forint in H1 2006. The Euro appreciated by 12% from year-end 2005 to 30 June 2006 (from 252.7 to 281.9), while the US dollar appreciated by 4% from year-end 2005 to 30 June 2006 (from 213.6 to 221.8). The US dollar appreciated by an average of 2% against the Slovak Crown in H1 2006, while the Euro depreciated by an average 3% against the Slovak Crown year on year.

xploration and Production

egment *IFRS results*

Exploration & Production	Q2 2005		Q2 2006		Change %		H1 2005		H1 2006		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	30.6	154.3	41.7	196.7	36	27	54.0	280.1	87.3	412.2	62	47
Operating profit/(loss)	**24.1**	**121.5**	**32.5**	**153.3**	**35**	**26**	**41.1**	**213.2**	**70.7**	**333.8**	**72**	**57**
CAPEX and investments[1]	7.5	37.8	10.1	47.6	35	26	13.9	72.2	15.4	72.7	11	1

ey segmental operating data

YDROCARBON PRODUCTION gross figures before royalty)	Q2 2005	Q2 2006	Change %	H1 2005	H1 2006	Change %
rude oil production (kt) *	**555**	**542**	**(2)**	**1,113**	**1,095**	**(2)**
Hungary	218	208	(5)	449	423	(6)
Russia	337	334	(1)	664	672	1
atural gas production (million m³, net dry) **	**647**	**695**	**7**	**1,378**	**1,557**	**13**
Hungary	640	685	7	1,367	1,536	12
Pakistan	7	10	43	11	21	91
ondensate (kt)	**50**	**52**	**4**	**107**	**116**	**8**
PG and other gas products (kt)	**58**	**57**	**(2)**	**128**	**134**	**5**
verage hydrocarbon prod. (boe/d)	**96,778**	**99,148**	**2**	**99,702**	**105,317**	**6**

Excluding separated condensate
*Domestic production, excluding original cushion gas production from gas storage.

he operating profit of the Upstream segment in first half year in 2006 was HUF 70.7 HUF (USD 333.8 million), 72% higher than he corresponding figure for the first half of 2005, while profit growth quarter on quarter was 35%. Key drivers of profit improvement ere steadily rising oil prices (33% higher during this period), and the 10% stronger USD compared to the HUF. As a result of these actors, the oil price increased by 46% in HUF terms versus the first half year in 2005, while the selling price of domestically roduced natural gas increased by 63%.This, together with higher gas production volumes was behind the strong results. The ZMB roject contribution to the operating profit increased to HUF 12.4 bn.

OL's combined average daily hydrocarbon production exceeded 105 thousands boe/day, showing a 6% increase compared to the irst half of last year. Combined crude oil production declined by 2%, as the 6% drop in production from the mature domestic fields as only partially compensated by a 1% production growth in the Russian ZMB field. We can still see the favourable effect of the ecent Hungarian gas field developments (Hosszúpályi field) on natural gas volumes: gas production was 12%, condensate production %, and the volume of other gas products 5% higher. The volume of gas produced in the Manzalai field in Pakistan (where pilot roduction started last year) nearly doubled, though its share in the total production is not yet significant. Continued increase in roduction is expected as a result of the full development of the field. Unit opex for oil production in the first half of 2006 was a very ompetitive 3.3 USD/bbl, which is 17% lower than in H1 2005, helped also by a stronger USD.

egment revenues grew by HUF 70.1 bn, whereas expenditures were HUF 40.5 bn higher. Within such rising costs, various taxes nked to prices (e.g. extra mining royalty after domestically produced natural gas, Russian export duty) continued to dominate. The ining royalty after domestic production increased nearly by 81%, and the abovementioned extra mining royalty on natural gas was 1% of the total payments in the first half-year (HUF 39.9 from HUF 56.4 bn).

n June we signed a concession agreement in North-Eastern Oman. This new concession underlines our commitment to the Middle ast, which is one of our core strategic growth regions.

he segment investment activity has increased versus the basis period, as the the total capex for the period increased from HUF 13.9 n to HUF 15.4 bn or by 11%. Some 75% of this capex was dedicated for Hungarian projects (43% or HUF 6.6 bn for Hungarian roduction projects). MOL's share in the roll-out of the ZMB field development project required capex of HUF 1.1 bn, while the igure in the Manzalai field development project in Pakistan amounted to HUF 0.4 bn in this period. Total exploration cost was HUF .0 bn, HUF 3.3 bn was spent for Hungarian exploration projects, and HUF 1.7 bn for international projects (in Kazakhstan, Yemen nd Pakistan).

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Refining and Marketing

Segment *IFRS results*

Refining & Marketing	Q2 2005		Q2 2006		Change %		H1 2005		H1 2006		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	64.7	326.3	84.7	399.5	31	22	115.2	597.5	124.8	589.2	8	(1)
Operating profit/(loss)	**50.2**	**253.2**	**69.1**	**325.9**	**38**	**29**	**87.9**	**455.9**	**93.3**	**440.5**	**6**	**(3)**
CAPEX and investments[1]	25.8	130.2	11.5	54.1	(56)	(58)	53.6	278.3	17.2	81.2	(68)	(71)

FY 2005 HUF bn		Q2 2005 HUF bn	Q2 2006 HUF bn	Change %	H1 2005 HUF bn	H1 2006 HUF bn	Change %
177.0	**Reported EBIT**	**50.2**	**69.1**	**38**	**87.9**	**93.3**	**6**
8.6	One – off items	0.0	0.0	-	0.0	0.0	-
(39.1)	Replacement modification	(14.7)	(14.6)	1	(28.4)	(23.1)	19
146.5	**Estimated clean CCS**	**35.5**	**54.5**	**54**	**59.5**	**70.2**	**18**

Key segmental operating data

FY 2005	REFINERY PROCESSING Kt	Q2 2005	Q2 2006	Change %	H1 2005	H1 2006	Change %
908.1	Domestic crude oil	231.5	205.8	(11)	441.3	389.5	(12)
11,503.3	Imported crude oil	2,608.3	2,761.0	6	5,581.3	5,832.4	4
210.0	Condensates	48.1	57.0	19	105.9	109.1	3
2,308.3	Other feedstock	551.9	550.8	0	1,161.7	1,183.7	2
14,929.7	**TOTAL REFINERY THROUGHPUT**	**3,439.8**	**3,574.6**	**4**	**7,290.2**	**7,514.7**	**3**

FY 2005	REFINED PRODUCT SALES Kt (external sales)	Q2 2005	Q2 2006	Change %	H1 2005	H1 2006	Change %
4,256	Hungary	1,038	1,206	16	1,846	2,170	18
1,385	Slovakia	351	385	10	620	669	8
6,113	Other markets	1,592	1,546	(3)	2,990	2,936	(2)
11,754	**TOTAL CRUDE OIL PRODUCT SALES**	**2,981**	**3,137**	**5**	**5,456**	**5,775**	**6**

Operating profit for the segment increased by HUF 5.4 bn in H1 2006, compared to H1 2005. Operating profit in Q2 2006 increased by HUF 18.9 bn to HUF 69.1 bn on a like for like basis. Record results were supported by higher sales volumes, higher motor gasoline crack spread, wider Brent-Ural differential and a stronger USD against the HUF.

Consolidated Group sales volumes increased by 6% (319 kt) in H1 2006 with strong growth in total diesel sales (287 kt, 12%) and flat motor gasoline volumes. Export sales shifted to the higher margin end-user customers segment. Petrochemical feedstock grew by 104.4 kt leveraging Group-level optimisation opportunities.

In spite of high quoted product prices, regional fuel demand increased significantly year-on-year in the first half leading to higher sales in the region, which was also reflected in MOL Group wholesale figures.

In Hungary, gasoline demand increased by 6%. MOL gasoline wholesale out-performed market growth through new customer acquisitions, as our sales grew by 14%. Diesel consumption jumped by 15%, driven by strong economic growth and intensive infrastructural investments. MOL sales grew by 26%, outpacing the market.
Slovakian motor gasoline market demand increased by 5%. MOL's turnover fell by 4%, due to emerging hypermarket segment bringing import volumes. Diesel demand in Slovakia grew by 17 % with MOL sales increase of 11% compared to H1 2005.
Other markets: Austrian motor gasoline and diesel sales were impacted by the navigability limits on the Danube. The drop in Austrian sales quantity in H1 2006 could partly be compensated by diesel sales to other target markets.

As of June 30th, 2006, the MOL Group operated 812 filling stations compared to 853 in June 2005, of which 356 were operated in Hungary, 238 in Slovakia, 138 in Romania, 32 in Austria, and 30 in the Czech Republic. By the end of H1 2006, 8 filling stations were opened in Serbia, and in addition 10 operated in Slovenia. Sale of the Polish network was successfully completed (21 filling stations). In Slovakia 18 low turnover sites were closed within the frameworks of the retail network efficiency improvement program in Q2 2006.

In H1 2006, MOL's Hungarian retail fuel sales volumes increased by 2.3% compared to H1 2005, while the average throughput per site increased by 2.4% compared to the base period. The 4.1% fall in gasoline sales was overcompensated by the 9.7% growth in diesel sales, supported by MOL's very strong fleet card sales. The main reason for the decrease in gasoline sales was the significant

increase in prices, which made the gasoline customer more price sensitive, resulting in a shift to discount retailers, of which two major competitors, Lukoil and Tesco doubled their fuel forecourts in Hungary during the period. Our fuel market share, according to MÁSZ (Hungarian Petroleum Association), decreased by 3.6 percentage points (38.2 % in H1 2006 compared to 41.9% in H1 2005). The main reason for this significant reduction is that Tesco joined MÁSZ in April 2005, and is therefore not included in the full base period. Despite this aggressive Hypermarket growth, MOL managed to stabilize its market share and in 2006 improved it by 1%. In Hungary, shop sales revenue increased by 3.4% in H1 2006, which represented a 1.1% increase in shop sales per litre compared to H1 2005. Our fleet card sales grew by 5.7% compared to the same period last year. The proportion of card sales within MOL's total fuel sales in Hungary grew by 1.4 percentage point.

Our retail market share in Slovakia was 1.1 percentage points lower than in H1 2005, however relatively stable since July 2005. In March 2005, a new retail strategy was implemented to ensure competitive positioning and offset the decrease in market share. In H1 2006, our gasoline sales decreased by 5.3% in Slovakia compared to H1 2005, as a result of a similar shift to that in Hungary. In H1 2006, our diesel sales increased by 11.8% compared to H1 2005. In Slovakia, fleet card sales increased by 9.5% in H1 2006 compared to H1 2005. The proportion of card sales within Slovakian total fuel sales grew by 1.8 percentage point.

In Romania, retail market share in H1 2006 increased to 13%. Our fuel sales increased by 49.4% in H1 2006 compared to H1 2005, as a result of both network expansion (Shell Romania acquisition) and increased sales volume per site. Our shop sales revenue in Romania in H1 2006 increased by 38.4% compared to H1 2005, due to the above-mentioned network expansion.

Capital expenditures declined significantly (by HUF 36.4 bn), as major EU 2005 product quality investments phased off and the acquisition cost of the Shell filling station network was paid in the same period last year.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Petrochemicals

Segment IFRS results

Petrochemicals	Q2 2005		Q2 2006		Change %		H1 2005		H1 2006		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	7.4	37.3	8.4	39.6	14	6	20.4	105.8	16.5	77.9	(19)	(26)
Operating profit/(loss)	**3.7**	**18.7**	**3.9**	**18.4**	**6**	**(2)**	**13.3**	**69.0**	**7.6**	**35.9**	**(43)**	**(48)**
CAPEX and investments[1]	0.9*	4.5*	2.1	9.9	133	120	3.6*	18.7*	2.7	12.6	(25)	(33)

Not including the profit of test run.

Key segmental operating data

FY 2005	PETROCHEMICAL PRODUCTION Kt	Q2 2005	Q2 2006	Change %	H1 2005	H1 2006	Change %
797	Ethylene	195	204	5	388	409	5
404	Propylene	99	100	1	200	202	1
284	LDPE	75	71	(5)	148	138	(7)
353	HDPE	81	84	4	160	182	14
441	PP	111	125	13	202	252	25
FY 2005	**PETROCHEMICAL SALES BY PRODUCT GROUP Kt**	**Q2 2005**	**Q2 2006**	**Change %**	**H1 2005**	**H1 2006**	**Change %**
229	Olefin products	57	68	19	111	124	12
1,065	Polymer products	272	266	(2)	496	565	14
FY 2005	**PETROCHEMICAL SALES (external) Kt**	**Q2 2005**	**Q2 2006**	**Change %**	**H1 2005**	**H1 2006**	**Change %**
468	Hungary	116	122	5	221	243	10
69	Slovakia	19	17	(11)	33	34	3
757	Other markets	194	195	0	353	412	17
1,294	**TOTAL PETROCHEMICAL PRODUCT SALES**	**329**	**334**	**2**	**607**	**689**	**11**

n H1 2006, the operating profit of the Petrochemical segment was HUF 7.6 billion, while the EBITDA, an indicator of the cash-enerating ability of the segment, amounted to HUF 16.5 billion, showing a 19% decrease compared to the same period of the revious year. The profit was significantly influenced by negative market trends in the first quarter, which were only partly ompensated by the higher sales volumes from new capacities. In Q2 2006, operating profit exceeded the profit of Q2 2005, due to igher sales volumes and the better integrated petrochemical margin.

Vhile the polymer quoted prices denominated in EUR increased by only 9-19% in H1 2006, the naphtha quotation denominated in JSD increased by 33% y-o-y. Our feedstock prices were raised further by the 4% strengthening of USD compared to EUR. As a esult of these changes, the petrochemical integrated margin decreased by 4% compared to H1 2005. While the prices of raw materials icreased, the quotations of relevant aromatics products influencing the revenue from olefin by-products decreased, causing further egative impact on the segmental profit.

n H1 2006, polymer sales volumes increased by 14% to 565 kt, due to the new capacities launched in 2005. The growth comes redominantly from HDPE and PP products, mainly as a result of the start up of the new HDPE plant at TVK, and the new PP plant at Slovnaft. The composition of polymer sales changed, the portion of PP sales rose to 44%, in addition to HDPE (32%) and LDPE 24%) products.

n Hungary, polymer sales increased by 19 kt, while in Slovakia they grew by 1 kt compared to the previous year. The weight of xport sales increased in our sales portfolio due to new capacities and the improving commercial efficiency as a result of the single hannel sales activity, resulting in increased sales mainly in the Italian and German markets.

Beside polymers, the sales volumes of olefin products increased by 12%, as a result of the start up of new olefin plant in TVK.

Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Natural Gas

Subsidiaries IFRS results (non consolidated)

Transmission	Q2 2005		Q2 2006		Change %		H1 2005		H1 2006		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	9.3	46.9	8.6	40.6	(8)	(14)	22.7	117.7	23.8	112.4	5	(5)
Operating profit/(loss)	**6.3**	**31.8**	**5.6**	**26.4**	**(11)**	**(17)**	**16.9**	**87.7**	**17.8**	**84.0**	**5**	**(4)**
CAPEX and investments[1]	1.6	8.1	3.3	15.6	106	93	1.9	9.9	4.7	22.2	147	125

Wholesale*	Q2 2005		Q2 2006		Change %		H1 2005		H1 2006		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	1.5	7.6	n.a.	n.a.	n.a.	n.a.	16.9	87.7	(8.6)	(40.6)	n.a.	n.a.
Operating profit/(loss)	**1.5**	**7.6**	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**16.9**	**87.7**	**(8.6)**	**(40.6)**	**n.a.**	**n.a.**
CAPEX and investments[1]	0.0	0.0	n.a.	n.a.	n.a.	n.a.	0.0	0.0	0.0	0.0	n.a.	n.a.

Storage*	Q2 2005		Q2 2006		Change %		H1 2005		H1 2006		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	4.7	23.7	n.a.	n.a.	n.a.	n.a.	14.0	72.6	7.4	34.9	(47)	(52)
Operating profit/(loss)	**3.2**	**16.1**	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**10.9**	**56.5**	**5.7**	**26.9**	**(48)**	**(52)**
CAPEX and investments[1]	3.0	15.1	n.a.	n.a.	n.a.	n.a.	7.7	39.9	2.0	9.4	(74)	(76)

Main operational data

FY 2005			Q2 2005	Q2 2006	Change %	H1 2005	H1 2006	Change %
17,714	Hungarian natural gas transmission **	mn cm	3,687	3,686	0	9,503	9,504	0
2,570	Natural gas transit	mn cm	417	348	(17)	1,315	1,243	(6)

FY 2005			Q2 2005	Q2 2006	Change %	H1 2005	H1 2006	Change %
3.03	Hungarian natural gas transmission fee	HUF / cm	3.63	3.53	(3)	2.93	2.91	(1)

2006 H1 data of the two realized gas companies show the Q1 values due to the realization in March
* including transmission volume to the gas storages

'irst half year operating profit of the gas business was significantly influenced by the one-off profit from the divestment of two gas ompanies (MOL Natural Gas Supply Plc. and MOL Natural Gas Storage Plc.) as of March 31st 2006, the effect of which was omewhat offset by the lack of the Q2 profit contribution from the two gas companies, as a consequence of getting out of the onsolidation scope. The profit of the gas business adjusted for the different operational conditions of the two periods and the one-off ffect of the divestment reflects the effect of the surplus profit of MOL Natural Gas Transmission Plc.

)perating profit of **MOL Natural Gas Transmission Plc.** increased by HUF 0.9 bn to HUF 17.8 bn in 2006 H1 compared to 2005 H1. The excess capacity fee of HUF 1.7 bn charged to the players of the domestic market in 2006 H1 played a role in the significant icrease of revenues, whilst the revenue according to the regulation affecting 2006 H1 showed small decrease compared to the base eriod. Revenue of transit natural gas transmission increased by 34 % (by HUF 1.8 bn) compared to 2005 H1, in spite of the fact that ansmitted natural gas volume decreased by 5.5 %. Contract price, gas price and the exchange rate influenced favorably the increase f the transit fee. The improvement in profit driven by higher revenues was moderated by the 14.5 % increase in operating costs. Vithin this, the natural gas cost used for operational purposes, mainly for driving compressors, showed an increase of 41.1 % in spite f the decreasing volume, as a consequence of a 45.8% increase in the gas price compared to H1 2005. In Q2 2006, operating profit ecreased, mainly due to lower tariff revenues and higher natural gas cost.

'alue of investment grew by HUF 2.8 bn compared to the HUF 1.9 bn in 2005 H1, as a consequence of more significant spending on ie emission reduction of gas turbines and the capacity expansion of compressor stations in H1 2006.

Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Financial overview

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2006 were adopted by the Group and their impact is reflected in the Q2 Flash Report. Apart from some minor modifications in the current policies and disclosures, IFRIC 4 has resulted the one major change.

IFRIC 4 – Determining whether an Arrangement contains a Lease requires lease accounting for agreements, the fulfillment of which depends on a specific asset or assets and it conveys a right to use the asset(s). A facility at TVK's premises meeting the criteria of IFRIC 4 and – from 1 January 2006 – has been recorded on the consolidated balance sheet with a corresponding increase in lease payables. During the prior periods, the agreement was accounted for as service contract. The new interpretation resulted in an increase of HUF 2.5 bn in Property, Plant and Equipment with an equal increase in Long-term Debt.

Operations

The majority of changes in income statement items reflect the effect of sale of the gas business consolidation since comparative H1 figures include gas companies' contribution in total, while current figures include only firs quarter performance of 2006 of the sold gas companies.
In H1 2006, Group net sales revenues increased by 34% to HUF 1,500.8 bn, primarily reflecting increased average selling prices and sales volumes of refining products. Other operating income in H1 2006 reflects the gain realized on the sales of the gas business. The value of raw materials and consumables used increased by 39%, above the growth rate of sales. Within this, raw material costs increased by 52%, primarily as a result of the sharp increase in crude oil import prices and the increased quantity of import crude oil processed. Cost of goods sold increased by 28%, mainly as a combined effect of the higher import gas prices and the sales of the gas business at the end of Q1 2006. The value of material-type services used decreased by 2% to HUF 55.7 bn. Other operating expenses increased by 34% to HUF 128.8 bn, mainly due to an increase in the royalty payment (HUF 29.4 bn). Personnel expenses for the period increased by 6%, reflecting the average salary increase of 5% and the impact of the change in valuation of the share based long-term incentive scheme for the management. Of the production costs incurred in the current period, HUF 18.6 bn is attributable to the increase in the level of finished goods inventory and work in progress, as opposed to the HUF 39.0 bn in H1 2005.

A net financial expense of HUF 39.7 bn was recorded in H1 2006 compared to HUF 14.8 bn in H1 2005, due to the combined effect of interest payable, which amounted to HUF 8.5 bn, and a foreign exchange loss of HUF 24.7 bn incurred in the period compared to the interest payable of HUF 6.1 bn and foreign exchange loss of HUF 9.5 bn recognised in H1 2005. Fair valuation loss on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd was HUF 5.0 bn since its issuance. In Q2 2006, a net financial expense of HUF 13.2 bn was recorded compared to HUF 5.8 bn in Q2 2005, due to a combined effect of HUF 2.9 bn interest received in the period compared to HUF 0.7 bn in Q2 2005 and a HUF 10.5 bn foreign exchange loss in Q2 2006 compared to HUF 3.8 bn net foreign exchange loss recognised in the same period last year. Income from associates includes INA's half-year contribution of HUF 4.5 bn.

Corporate tax expense increased by HUF 19.9 bn to HUF 36.6 bn in H1 2006, primarily as a result of the expected tax expense of MOL Rt. (HUF 24.5 bn) compared to the 100% tax holiday in 2005. The current tax expense is the result of the additional contribution of Slovnaft (19% corporate tax rate) and the gas companies (16%), of HUF 6.9 bn and HUF 1.2 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 2.2 bn).

Balance sheet

Total assets amounted to HUF 2,123.9 bn at the end of June 2006, representing an increase of 5%, compared to 31 December 2005. Within this, Property, plant and equipment decreased by 9%, reflecting primarily the sales of the gas business (HUF 18.6 bn). Inventories decreased by 14% to HUF 228.5 bn due to the sales of the gas business (HUF 94.7 bn) and the higher sales volumes of refining products.

Net trade receivables decreased by 7% to HUF 268.7 bn, reflecting primarily the sales of the gas business (HUF 83.1 bn). Trade and other payables increased by 19% to HUF 527.5 bn as a combined effect of increased outstanding tax payable and the effect of the sales of the gas business (HUF 71.0 bn). Contingent consideration received for the gas business of HUF 39.6 bn was also accrued as Trade and other payables. The total amount of provisions at the end of H1 2006 was HUF 125.7 bn compared to the balance of 2005 year-end, which was HUF 120.3 bn, reflecting mainly the unwinding of the discount recorded thereon. Other non-current liabilities increased to HUF 50.7 bn, representing the financing incurred by the monetization of treasury shares by

Magnolia Finance Ltd. The derivative liability resulting from this transaction was HUF 45.2 bn as of 30 June 2006. The 35% decrease in Long-term debt (including current portion) compared to the 2005 year-end reflects our further improved liquidity. As at 30 June 2006, 95.5 % of the MOL Group's total debt was Euro-denominated, 4.4% in HUF and 0.1% in USD and other currencies. At the end of H1 2006, MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was minus 4.0% (caused by the cash positive status of the Group) compared to 23.4% at the end of 2005.

Holders of the capital securities of Magnolia received their quarterly coupon payment of HUF 1.6 bn and the dividend for MOL shares held by Magnolia was also settled (HUF 1.9 bn), both of which have been recorded directly against equity attributable to minority interest.

Changes in contingencies and commitments

The capital contractual commitments of the Group were HUF 35.3 bn as of 2006 H1 compared to HUF 32.0 bn at the end of 2005. Our other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in the first six months of 2006 compared to the amounts reported in the 2005 Annual Report of MOL Group.

Cash flow

Operating cash flow in H1 2006 was HUF 253.6 bn, a 41% increase compared to the 2005 figure. Operating cash flow before movements in working capital increased by 26%. The change in the working capital position increased funds by HUF 9.6 bn, arising from an increase in accounts receivables, other receivables and other current liabilities (of HUF 22.9 bn, HUF 15.4 bn and HUF 56.8 bn, respectively), as well as a decrease in inventories and accounts payables (of HUF 28.6 bn and HUF 27.9 bn). Corporate taxes paid amounted to HUF 9.6 bn, related to cash outflow of Slovnaft's corporate tax liabilities arising in 2005 and prepayments by MOL for 2006.

Net cash provided by investing activities was HUF 231.7 bn compared with net cash of HUF 93.9 bn used in H1 2005. The H1 2006 cash inflow reflects the consideration received for gas subsidiaries sold, while the comparative figure of 2005 contains the cash used for the share buyback from Slovintegra-Slovbena, which is shown in the item of Acquisition of subsidiaries. Net financing cash outflows amounted to HUF 253.9 bn, being mainly the result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia, HUF 164.9 bn net repayment of long-term debt and HUF 238.1 bn repurchase of treasury shares.

APPENDIX I

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

FOR THE PERIOD ENDED 30 JUNE 2006

Unaudited figures (in HUF million)

FY 2005		Q2 2005 Restated	Q2 2006	Ch. %	H1 2005 Restated	H1 2006	Ch. %
2,455,164	Net sales	545,054	702,169	29	1,116,283	1,500,838	34
18,450	Other operating income	6,379	5,674	(11)	9,520	89,975	845
2,473,614	**Total operating revenues**	**551,433**	**707,843**	**28**	**1,125,803**	**1,590,813**	**41**
1,048,209	Raw material costs	222,442	335,086	51	438,189	666,935	52
111,313	Value of material-type services used	30,796	30,656	-	56,701	55,700	(2)
641,655	Cost of goods purchased for resale	121,031	102,922	(15)	306,382	391,886	28
1,801,177	*Raw material and consumables used*	*374,269*	*468,664*	25	*801,272*	*1,114,521*	39
107,874	Personnel expenses	26,462	27,148	3	50,799	53,753	6
123,500	Depreciation, depletion, amortisation and impairment	29,196	32,861	13	56,083	64,488	15
217,322	Other operating expenses	38,934	62,206	60	95,798	128,817	34
(55,722)	Change in inventory of finished goods & work in progress	10,603	18,712	76	(39,039)	(18,575)	(52)
(24,973)	Work performed by the enterprise and capitalised	(5,456)	(4,074)	(25)	(8,955)	(9,684)	8
2,169,178	**Total operating expenses**	**474,008**	**605,517**	**28**	**955,958**	**1,333,320**	**39**
304,436	**Operating profit**	**77,425**	**102,326**	**32**	**169,845**	**257,493**	**52**
4,221	Interest received	688	2,888	320	1,681	4,567	172
28	Dividends received	5	15	200	5	15	200
4,185	Exchange gains and other financial income	1,013	295	(71)	1,935	416	(79)
8,434	***Total financial income***	**1,706**	**3,198**	**87**	**3,621**	**4,998**	**38**
12,849	Interest on borrowings	2,873	3,378	18	6,093	8,486	39
4,802	Interest on provisions	1,298	1,496	15	2,460	3,042	24
(17)	Write-off of financial investments	18	(20)	n.a.	18	(17)	n.a.
-	Fair valuation difference of conversion option	-	(1,632)	n.a.	-	4,953	n.a.
22,958	Exchange losses and other financial expenses	3,362	13,185	292	9,858	28,257	187
40,592	***Total financial expense***	**7,551**	**16,407**	**117**	**18,429**	**44,721**	**143**
32,158	**Financial expense/(gain), net**	**5,845**	**13,209**	**126**	**14,808**	**39,723**	**168**
(4,879)	Income from associates	(463)	(3,389)	632	(1,553)	(4,618)	197
277,157	**Profit before tax**	**72,043**	**92,506**	**28**	**156,590**	**222,388**	**42**
29,158	Income tax expense	6,545	16,811	157	16,740	36,639	119
247,999	**Net income for the year** [1]	**65,498**	**75,695**	**16**	**139,850**	**185,749**	**33**
	Attributable to:						
244,919	Equity holders of the parent	**64,250**	**76,678**	**19**	**136,137**	**187,362**	**38**
3,080	Minority interests	1,248	(983)	n.a.	3,713	(1,613)	n.a.
2,401	**Basic earnings per share (HUF)**	**630**	**807**	**28**	**1,327**	**1,906**	**44**
2,377	**Diluted earnings per share (HUF)** [2]	**623**	**799**	**28**	**1,313**	**1,888**	**44**

As required by IAS 1 'Presentation of Financial Statements' (revised in 2005), the profit or loss attributable to minority interest and profit or loss attributable to equity olders of the parent should be disclosed on the face of the income statement as the allocation of the profit or loss for the period. 'Net income attributable to equity olders of the parent' has the same accounting content as the previously reported 'Net income'.

Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the arent.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

AS AT 30 JUNE 2006

Unaudited figures (in HUF million)

31 Dec 2005		30 June 2005 Restated	30 June 2006	Change %
	Assets			
	Non-current assets			
40,740	Intangible assets	33,173	39,135	18
1,112,753	Property, plant and equipment	974,241	1,010,417	4
126,840	Investments	123,382	149,959	22
33,480	Deferred tax asset	34,175	23,250	(32)
30,363	Other non-current assets	15,286	33,620	120
1,344,176	**Total non-current assets**	**1,180,257**	**1,256,381**	**6**
	Current assets			
264,985	Inventories	204,648	228,489	12
289,348	Trade receivables, net	203,448	268,658	32
519	Marketable securities	361	537	49
65,637	Other current assets	58,463	74,113	27
64,170	Cash and cash equivalents	56,780	295,700	421
684,659	**Total current assets**	**523,700**	**867,497**	**66**
2,028,835	**Total assets**	**1,703,957**	**2,123,878**	**25**
	Liabilities and shareholders' equity			
	Shareholders' equity			
94,020	Share capital[1]	93,315	83,122	(11)
644,340	Reserves	640,030	693,374	8
244,919	Net income attributable to equity holders of the parent	136,137	187,362	38
983,279	**Equity attributable to equity holders of the parent**	**869,482**	**963,858**	**11**
70,359	Minority interest	73,219	185,362	153
1,053,638	**Total equity**	**942,701**	**1,149,220**	**22**
	Non-current liabilities			
296,844	Long-term debt, net of current portion	246,405	249,135	1
108,045	Provisions for liabilities and charges	59,270	111,795	89
17,704	Deferred tax liability	14,722	18,829	28
5,386	Other non-current liabilities	5,540	50,747	816
427,979	**Total non-current liabilities**	**325,937**	**430,506**	**32**
	Current liabilities			
444,683	Trade and other payables	370,647	527,507	42
12,256	Provisions for liabilities and charges	16,769	13,935	(17)
2,485	Short-term debt	6,286	1,504	(76)
87,794	Current portion of long-term debt	41,617	1,206	(97)
547,218	**Total current liabilities**	**435,319**	**544,152**	**25**
2,028,835	**Total liabilities and shareholders' equity**	**1,703,957**	**2,123,878**	**25**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas (treated as liability due to the connecting option ucture) and is decreased by the face value of treasury shares and shares sold to Magnolia.

APPENDIX III

MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2006

Unaudited figures (in HUF million)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	**Total reserves**	Net income attributable to equity holders of the parent	**Total equity attributable to equity holders of the parent**	Minority interest	**Total equity**
Opening balance 1 January 2005	**94,634**	**151,764**	**8,387**	**(3,184)**	**13,554**	**260,445**	**430,966**	**208,570**	**734,170**	**67,955**	**802,125**
Effect of IFRS 3 –Transfer of previously recorded negative goodwill to retained earnings	-	-	-	-	-	27,633	**27,633**	-	**27,633**	-	**27,633**
Effect of IFRS 3 – Negative goodwill at associates	-	-	-	-	-	353	**353**	-	**353**	-	**353**
Restated opening balance 1 January 2005	**94,634**	**151,764**	**8,387**	**(3,184)**	**13,554**	**288,431**	**458,952**	**208,570**	**762,156**	**67,955**	**830,111**
Cash flow hedges, net of deferred tax	-	-	(3,295)	-	-	-	**(3,295)**	-	**(3,295)**	-	**(3,295)**
Fair value changes of financial instruments – Associates	-	-	(855)	-	-	-	**(855)**	-	**(855)**	-	**(855)**
Currency translation differences	-	-	-	17,165	-	-	**17,165**	-	**17,165**	139	**17,304**
Total income and expense for the period recognized directly in equity	-	-	(4,150)	17,165	-	-	**13,015**	-	**13,015**	139	**13,154**
Retained profit for the period	-	-	-	-	-	-	-	136,137	**136,137**	3,713	**139,850**
Total income and expense for the period	-	-	(4,150)	17,165	-	-	**13,015**	136,137	**149,152**	3,852	**153,004**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	208,570	**208,570**	(208,570)	-	-	-
Dividends	-	-	-	-	-	(16,998)	**(16,998)**	-	**(16,998)**	(1,036)	**(18,034)**
Net change in balance of treasury shares held	**(1,319)**	(19,553)	-	-	-	-	**(19,553)**	-	**(20,872)**	-	**(20,872)**
Business combinations	-	-	-	-	-	-	-	-	-	2,448	**2,448**
Share-based payment	-	-	-	-	-	870	**870**	-	**870**	-	**870**
Slovnaft acquisition	-	-	-	-	(4,826)	-	**(4,826)**	-	**(4,826)**	-	**(4,826)**
Closing balance 30 June 2005	**93,315**	**132,211**	**4,237**	**13,981**	**8,728**	**480,873**	**640,030**	**136,137**	**869,482**	**73,219**	**942,701**
Opening balance 1 January 2006	**94,020**	**134,850**	**1,662**	**31,704**	**(5,456)**	**481,580**	**644,340**	**244,919**	**983,279**	**70,359**	**1,053,638**
Cash flow hedges, net of deferred tax	-	-	2,753	-	-	-	**2,753**	-	**2,753**	-	**2,753**
Fair value changes of financial instruments – Associates	-	-	990	-	-	-	**990**	-	**990**	-	**990**
Currency translation differences	-	-	-	60,429	-	-	**60,429**	-	**60,429**	787	**61,216**
Total income and expense for the period recognized directly in equity	-	-	3,743	60,429	-	-	**64,172**	-	**64,172**	787	**64,959**
Retained profit for the period	-	-	-	-	-	-	-	187,362	**187,362**	(1,613)	**185,749**
Total income and expense for the period	-	-	3,743	60,429	-	-	**64,172**	187,362	**251,534**	(826)	**250,708**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	244,919	**244,919**	(244,919)	-	-	-
Dividends	-	-	-	-	-	(30,075)	**(30,075)**	-	**(30,075)**	(5,335)	**(35,410)**
Net change in balance of treasury shares held	**(10,898)**	(226,275)	-	-	-	-	**(226,275)**	-	**(237,173)**	-	**(237,173)**
Share-based payment	-	-	-	-	-	(1,089)	**(1,089)**	-	**(1,089)**	-	**(1,089)**
Issuance of Perpetual Exchangeable Capital Securities	-	-	-	-	-	-	-	-	-	121,164	**121,164**
Shares under repurchase obligation	-	-	-	-	**(2,618)**	-	**(2,618)**	-	**(2,618)**	-	**(2,618)**
Closing balance 30 June 2006	**83,122**	**(91,425)**	**5,405**	**92,133**	**(8,074)**	**695,335**	**693,374**	**187,362**	**963,858**	**185,362**	**1,149,220**

APPENDIX IV

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

FOR THE PERIOD ENDED 30 JUNE 2006

Unaudited figures (in HUF million)

FY 2005		Q2 2005 Restated	Q2 2006	Ch. %	H1 2005 Restated	H1 2006	Ch. %
304,436	**Profit from operations**	**77,425**	**102,326**	**32**	**169,845**	**257,493**	**52**
	Adjustments to reconcile operating profit to net cash provided by operating activities						
123,500	Depreciation, depletion, amortisation and impairment	29,196	32,861	13	56,083	64,488	15
1,435	Net unrealised loss recorded on financial instruments	927	115	(88)	1,277	201	(84)
886	Write-off of inventories	441	242	(45)	303	83	(73)
(2,105)	Reversal of impairment losses on PP&E	(397)	(246)	(38)	(588)	(258)	(56)
(39,781)	Decrease in provisions	(30,207)	(1,084)	(96)	(31,662)	(2,743)	(91)
315	Net (gain) / loss on sale of fixed assets	(595)	517	n.a.	(593)	619	n.a.
(3,734)	Write off / (reversal of write off) of receivables	(3,039)	611	n.a.	(3,054)	735	n.a.
(94)	Unrealised foreign exchange (gain) and loss on receivables and payables	(869)	1,840	n.a.	(540)	2,201	n.a.
-	Net gain on sale of subsidiaries	-	(1,482)	n.a.	-	(82,564)	n.a.
11,493	Exploration and development costs expensed during the year	2,625	2,121	(19)	5,164	3,699	(28)
1,577	Cost of share based payment	(1,519)	107	n.a.	(1,657)	(955)	(42)
(752)	Other non cash items	(402)	1,080	n.a.	(449)	981	n.a.
397,176	**Operating cash flow before changes in working capital**	**73,586**	**139,008**	**89**	**194,129**	**243,980**	**26**
(94,417)	(Increase) / decrease in inventories	(31,108)	27,068	n.a.	(30,760)	28,578	n.a.
(62,354)	(Increase) / decrease in accounts receivable	16,410	(12,316)	n.a.	22,416	(22,907)	n.a.
(1,305)	(Increase) / decrease in other receivables	(1,125)	652	n.a.	(1,645)	(15,380)	835
78,992	Increase / (decrease) in accounts payable	25,856	1,503	(94)	(686)	(27,883)	3965
(2,830)	Increase / (decrease) in other current liabilities	5,721	8,102	42	14,857	56,824	282
(33,103)	Corporate taxes paid	(6,291)	(1,818)	(71)	(18,191)	(9,648)	(47)
282,159	**Net cash provided by operating activities**	**83,049**	**162,199**	**95**	**180,120**	**253,564**	**41**
(214,586)	Capital expenditures, exploration and development costs	(40,879)	(28,732)	(30)	(65,023)	(45,772)	(30)
4,565	Proceeds from disposals of fixed assets	1,479	5,507	272	1,873	6,293	236
(31,430)	Acquisition of subsidiaries, net cash	(2,896)	-	n.a.	(28,279)	-	n.a.
(712)	Acquisition of joint ventures, net cash	-	-	n.a.	(712)	-	n.a.
(20,000)	Acquisition of other investments	-	(289)	n.a.	-	(289)	n.a.
-	Net cash inflow on sales on subsidiary undertakings	-	-	n.a.	-	264,099	n.a.
86	Proceeds from disposal of investments	58	-	n.a.	58	-	n.a.
(3,961)	Changes in loans given and long-term bank deposits	(4,589)	(1,529)	(67)	(4,234)	(751)	(82)
-	Changes in short-term investments	319	41	(87)	(1)	42	n.a.
5,749	Interest received and other financial income	179	5,745	3109	2,271	7,891	247
828	Dividends received	178	223	25	178	223	25
(259,461)	**Net cash (used in) / provided by investing activities**	**(46,151)**	**(19,034)**	**(59)**	**(93,869)**	**231,736**	**n.a.**
-	Issuance of Perpetual Exchangeable Capital Securities	-	-	n.a.	-	159,174	n.a.
185,933	Issuance of long-term notes	-	-	n.a.	-	-	n.a.
(360)	Repayment of long-term notes	-	-	n.a.	-	-	n.a.
(15,000)	Repayment of zero coupon notes	(15,000)	-	n.a.	(15,000)	-	n.a.
450,278	Long-term debt drawn down	191,462	335,836	75	228,538	432,020	89
(556,063)	Repayments of long-term debt	(112,845)	(331,661)	194	(232,479)	(596,966)	157
(1,469)	Changes in other long-term liabilities	(288)	351	n.a.	(604)	(161)	(73)
(55,925)	Changes in short-term debt	(58,539)	30,024	n.a.	(51,924)	32,268	n.a.
(16,807)	Interest paid and other financial costs	(6,752)	(5,242)	(22)	(9,732)	(7,177)	(26)
(16,991)	Dividends paid to shareholders	(15,628)	(30,150)	93	(15,628)	(30,150)	93
(1,245)	Dividends paid to minority interest	(1,249)	(4,847)	288	(1,252)	(4,851)	287
29	Sale of treasury shares	-	-	n.a.	38	-	n.a.
(21,852)	Repurchase of treasury shares	(19,261)	(238,099)	1136	(21,866)	(238,099)	989
(49,472)	**Net cash used in financing activities**	**(38,100)**	**(243,788)**	**540**	**(119,909)**	**(253,942)**	**112**
(26,774)	**Increase/(decrease) in cash and cash equivalents**	**(1,202)**	**(100,623)**	**8271**	**(33,658)**	**231,358**	**n.a.**
88,126	Cash at the beginning of the period	56,419	396,934	604	88,126	64,170	(27)
1,131	Cash effect of consolidation of subsidiaries previously accounted for as other investment	1,131	-	n.a.	1,131	214	(81)
1,687	Exchange differences on the consolidation of foreign subsidiaries	432	(611)	n.a.	1,181	(42)	n.a.
64,170	**Cash at the end of the period**	**56,780**	**295,700**	**421**	**56,780**	**295,700**	**421**

APPENDIX V
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF million)

FY 2005	NET SALES REVENUES[1]	Q2 2005 Restated	Q2 2006	Ch. %	H1 2005 Restated	H1 2006	Ch. %
289,497	Exploration and Production	64,314	94,403	47	121,629	193,887	59
1,767,374	Refining and Marketing	433,915	640,764	48	752,549	1,116,696	48
661,761	Natural Gas	101,640	16,185	(84)	344,629	333,587	(3)
355,697	Petrochemicals	86,124	111,208	29	163,760	220,291	35
97,258	Corporate and other	20,025	22,454	12	35,376	39,592	12
3,171,587	**TOTAL NET SALES REVENUES**	**706,018**	**885,014**	**25**	**1,417,943**	**1,904,053**	**34**
(716,423)	Less: Inter(segment transfers)	(160,964)	(182,845)	14	(301,660)	(403,215)	34
2,455,164	**TOTAL NET EXTERNAL SALES REVENUES**	**545,054**	**702,169**	**29**	**1,116,283**	**1,500,838**	**34**

FY 2005	OPERATING PROFIT[1]	Q2 2005 Restated	Q2 2006	Ch. %	H1 2005 Restated	H1 2006	Ch. %
105,374	Exploration and Production	24,124	32,474	35	41,118	70,730	72
176,987	Refining and Marketing	50,179	69,079	38	87,862	93,314	6
50,415	Natural Gas *	11,990	9,684	(19)	42,461	95,857	126
19,114	Petrochemicals	3,684	3,919	6	13,317	7,572	(43)
(41,788)	Corporate and other	(7,994)	(13,926)	74	(20,639)	(25,420)	23
(5,666)	Intersegment transfers[2]	(4,558)	1,096	n.a.	5,726	15,440	170
304,436	**TOTAL**	**77,425**	**102,326**	**32**	**169,845**	**257,493**	**52**

Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off ffects of asset sale.

FY 2005	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q2 2005 Restated	Q2 2006	Ch. %	H1 2005 Restated	H1 2006	Ch. %
20,493	Exploration and Production	4,633	6,312	36	7,994	11,022	38
76,703	Refining and Marketing	26,642	12,334	(54)	33,477	17,121	(49)
86,817	Natural Gas	4,561	3,140	(31)	9,044	6,902	(24)
11,439	Petrochemicals	(259)	1,595	(716)	926	2,126	130
13,752	Corporate and other	1,335	2,195	64	2,284	2,781	22
209,204	**TOTAL**	**36,912**	**25,576**	**(31)**	**53,725**	**39,952**	**(26)**

FY 2005	DEPRECIATION	Q2 2005 Restated	Q2 2006	Ch. %	H1 2005 Restated	H1 2006	Ch. %
31,650	Exploration and Production	6,465	9,207	42	12,907	16,536	28
61,407	Refining and Marketing	14,490	15,669	8	27,385	31,535	15
6,845	Natural Gas	1,568	1,338	(15)	3,101	3,307	7
14,017	Petrochemicals	3,738	4,527	21	7,096	8,935	26
9,581	Corporate and other	2,935	2,120	(28)	5,594	4,175	(25)
123,500	**TOTAL**	**29,196**	**32,861**	**13**	**56,083**	**64,488**	**15**

1/12/2005	TANGIBLE ASSETS	30/06/2005 Restated	30/06/2006	Ch. %
145,971	Exploration and Production	104,943	149,607	43
515,954	Refining and Marketing	498,937	525,384	5
192,344	Natural Gas	117,612	76,008	(35)
202,032	Petrochemicals	185,411	201,780	9
56,452	Corporate and other	67,338	57,638	(14)
1,112,753	**TOTAL**	**974,241**	**1,010,417**	**4**

Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. xploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas :gment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products › Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. ivisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised ofits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For :gmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only ported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the ported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas id from Refining & Marketing to Petrochemicals.

APPENDIX VI

MAIN EXTERNAL PARAMETERS

	Q2 2005	Q2 2006	Change %	H1 2005	H1 2006	Change %
₃rent dated (USD/bbl)	51.6	69.6	35	49.5	65.7	33
Jral Blend (USD/bbl)	48.5	64.8	34	45.9	61.5	34
'remium unleaded gasoline 10 ppm (USD/t)*	509.4	709.0	39	472.6	636.4	35
Gas oil – ULSD 10 ppm (USD/t)*	528.5	651.8	23	496.1	609.3	23
Naphtha (USD/t)*	438.2	598.3	37	431.5	566.2	31
:thylene (EUR/t)	750	865	15	745	825	11
ntegrated petrochemical margin (EUR/t)	349	410	17	441	422	(4)
IUF/USD average	198.3	212.0	7	192.8	211.8	10
SKK/USD average	30.9	30.0	(3)	30.1	30.6	2
3m USD LIBOR (%)	3.21	5.16	61	2.99	4.93	65
3m EURIBOR (%)	2.12	2.90	37	2.13	2.75	29
3m BUBOR (%)	7.37	6.30	(15)	7.87	6.25	(21)
	Q1 2006	**Q2 2006**	**Change %**	**Q4 2005**	**Q2 2006**	**Change %**
IUF/USD closing	219.2	221.8	1	213.6	221.8	4
IUF/EUR closing	265.5	281.9	6	252.7	281.9	12

* FOB Rotterdam parity

APPENDIX VII
EXTRAORDINARY ANNOUNCEMENTS IN H1 2006

Announcement date	
9 January	MOL appoints the Bank of New York as successor depositary bank for GDR programme
13 January	MOL and E.ON-Ruhrgas International have agreed on the closing of the gas partnership transaction
31 January	Investor Relations Officer has changed at MOL Rt.
16 February	Personnel change at MOL Group
9 March	Proposed Transaction in Treasury Shares
13 March	MOL announcement on successful testing of oil/gas well in Pakistan
14 March	Sale of treasury shares
20 March	Treasury share transaction
31 March	MOL-E.ON Ruhrgas International closed gas business transaction
6 April	Retail portfolio optimisation in Romania
7 April	Organisational change at MOL Group
10 and 11 April	Treasury share transaction
28 April	MOL submitted a binding bid for a 96.9% stake in OAO Udmurtneft
3 May	Dividend Announcement of MOL Hungarian Oil and Gas Plc. for the 2005 Financial Year.
9 May	MOL exercised its call option with ÁPV Zrt.
15 May	Share sale of a MOL manager
22 May	Order to purchase treasury shares
23 and 24 May	Purchase of treasury shares
26 May	Share distribution for the MOL management and employees
29 May	Share transaction between MOL Plc. and APV Zrt. executed
15 June	Capital securities purchase of a MOL manager
21 June	Gazprom and MOL established a 50-50% joint project company
21 June	MOL Hungarian Oil and Gas Plc Upgrades to a Level-I ADR Program
28 June	MOL signed an exploration and production sharing agreement for the Block 43 located in North-Eastern Oman.
30 June	Organisational and personal change in MOL
7 July	Change in the name of the company at MOL
25 July	MOL signs a EUR 825 million revolving facility agreement
27 July	MOL and Rossi Beteiligungs Ltd. to build a biodiesel component plant
31 July	Personal change in MOL
4 August	Change in publication date of MOL 2006 first half flash report

APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2004	30 June 2005	30 Sept 2005	31 Dec 2005	31 March 2006	30 June 2006
Foreign investors (mainly institutional)	56.0	56.6	58.3	58.2	58.6	57.5
OMV	10.0	10.0	10.0	10.0	10.0	10.0
Slovbena, Slovintegra	8.0	7.3	6.9	0.0	0.0	0.0
BNP Paribas	0.0	0.0	0.0	6.9	7.0	8.6
Magnolia	0.0	0.0	0.0	0.0	5.5	5.5
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	11.8	11.8	11.7	11.7	11.7	1.7
Domestic institutional investors	5.7	4.7	3.3	4.0	3.9	4.9
Domestic private investors	3.6	3.0	3.0	2.4	2.0	1.8
MOL Rt. (treasury shares)	4.9	6.6	6.8	6.8	1.3	10.0

According to the Share Register, only 4 shareholders had more than 5% influence in MOL Rt. at 30 June 2006: The Bank of New York, the depository bank for MOL's GDR programme, which had 10.5%, OMV having 10 %, BNP Paribas having 9.7 %, and Magnolia having 6.2% influence in MOL. Please note that influence is calculated as the number of shares held to total shares less treasury stock. Furthermore, according to the Articles of Association, influence is limited to 10% for any single shareholder group. The Bank of New York, as the depositary bank for MOL's GDR programme does not qualify as a shareholder group for the purpose of influence.

On 13 September 2004, "The Capital Group Companies, Inc." announced that it owned 5,713,830 ordinary shares. On 16 December 2004, FMR Corporation (Fidelity) announced that its influence had increased to 5.06%, on 18 January 2006 Fidelity announced that its influence had decreased to 4.76%. On 2 June 2006, AllianceBernstein L.P. announced that its influence had increased to 5.47% (5,368,970). These changes have not been registered in the share register.

On 11 April MOL sold 1,404,217 Treasury shares to BNP Paribas SA in a stock exchange transaction at a price of HUF 24,350 per share. MOL and BNP entered into option agreements, pursuant to which upon the completion of the transaction MOL received an American call option on these shares from BNP and BNP received a European put option on the same number of MOL shares from MOL. The expiration date for both options is 18 December 2006 and the exercise price is equal to the original selling price.

On 22-23 May MOL purchased 43,356 treasury shares and on 26 May these were distributed to 75 senior and middle managers in accordance with MOL's long-term share incentive scheme.

On 8 May, MOL exercised its option right for 10,898,525 „A" series MOL ordinary shares with ÁPV Zrt (Hungarian Privatization and State Holding Company) based on the agreement signed on 1 December 2005. The stock exchange transaction took place on 29 May at a price of HUF 21,760 per share.

Following the above-mentioned transactions, MOL owned 10,898,525 "A" series and 578 "C" series MOL shares in treasury on 30 June 2006.

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

Mr. Vratko Kaššovic, the Slovnaft CEO and MOL Group's Integrated Petrochemical Division Manager retired as of 6th of March 2006. The Board of Directors of MOL elected as of 6th of March 2006 Mr. Árpád Olvasó to the position of the Head of Integrated Petrochemical Division of the MOL Group. Previously, Mr. Olvasó was CEO and Deputy Chairman of the Board of Directors of TVK and the Head of Chemical Division and Director of Chemical Portfolio Management of the MOL Group. Slovnaft Board of Directors appointed Mr. Oszkár Világi as the new CEO of Slovnaft as of 6th of March 2006.

From 10 April 2006, a new division called Corporate Centre was set up to include the following functions: Management Services, Human Resources, Security and Protection, and Internal Audit. The Board of Directors of MOL appointed Mr. József Simola as Director of the Corporate Centre, an executive position, as of 7 April 2006.

From 1 July 2006, Lajos Alács was appointed to the position of Strategy and Business Development, Executive Vice President as a successor of Michel-Marc Delcommune. From 1992 to 2000, Mr Alács was the Director of MOLTRADE-Mineralimpex Plc. After that he joined MOL and in 2004 became the Head of Commercial Department in the Refining and Marketing Division. Michel-Marc Delcommune continues his employment as an advisor of the Chairman and CEO, and at the same time he remains a member of the Board of Directors at MOL and TVK.

Following the sale of the gas wholesale, marketing, trading and storage businesses, Sándor Fasimon, former Head of the Gas Business continues his work as the country Chairman of Russia and CIS as of 1 July 2006. In his new position he is not considered a senior manager of MOL Plc.

As of August 1, 2006 Slavomir Jankovic, Retail Services Division Managing Director will continue his services as the special advisor to the Slovnaft CEO. As of January 1, 2007 László Geszti will be appointed to the position of the Retail Services Division Managing Director. László Geszti is presently delegated to INA (Croatia), our strategic partner as Vice President of the Board of Directors and CFO. In MOL Group, László Geszti formerly held the position of Managing Director of MOL Group Refining and Marketing Division. In the meantime, György Mosonyi, Group CEO will directly supervise the Retail Services Division.



A MOL Csoport 2006. II. negyedéves és I. féléves gyorsjelentése

BEFEKTETŐI KAPCSOLATOK


MOL

MOL-CSOPORT

TOVÁBBRA IS ERŐS TELJESÍTMÉNY A KULCSÜZLETEKBEN

A MOL Magyar Olaj- és Gázipari Nyilvánosan Működő Részvénytársaság (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI, honlap: www.mol.hu) a mai napon nyilvánosságra hozta 2006. második negyedéves és első féléves eredményeit. A gyorsjelentés a társaság vezetése által az IFRS (Nemzetközi Pénzügyi Jelentési Szabványok) szerint elkészített, a 2006. június 30-ával végződő üzleti negyedévre vonatkozó konszolidált pénzügyi kimutatásokat tartalmazza.

Összefoglaló áttekintés

MOL Csoport eredmények (IFRS)	2005. II. n. év		2006. II. n. év		Vált. %		2005. I. félév		2006. I. félév		Vált. %	
	Mrd Ft	m USD[1]	Mrd Ft	m USD[1]	Ft	USD	Mrd Ft	m USD[1]	Mrd Ft	m USD[1]	Ft	USD
Értékesítés nettó árbevétele	545,1	2.748,9	702,2	3.312,3	29	20	1.116,3	5.789,9	1.500,8	7.085,9	34	22
EBITDA	106,6	537,6	135,2	637,7	27	19	225,9	1.171,7	322,0	1.520,3	43	30
Üzleti eredmény	**77,4**	**390,3**	**102,3**	**482,5**	**32**	**24**	**169,8**	**880,7**	**257,5**	**1.215,8**	**52**	**38**
Megszűnő tevékenységek eredményével módosított üzleti eredmény [2]	**73,3**	**369,6**	**102,3**	**482,5**	**40**	**31**	**141,0**	**731,3**	**176,5**	**833,3**	**25**	**14**
Pénzügyi műveletek vesztesége/nyeresége (-)	5,8	29,2	13,2	62,3	126	113	14,8	76,8	39,7	187,4	168	144
Nettó eredmény	**64,3**	**324,3**	**76,7**	**361,8**	**19**	**12**	**136,1**	**705,9**	**187,4**	**884,8**	**38**	**25**
Működési cash flow	83,0	418,6	162,2	765,1	95	83	180,1	934,1	253,6	1.197,4	41	28

(1) Az adatok átszámításánál a 2005. II. negyedévi (1 USD=198,3 Ft) és a 2005. I. félévi (1USD=192,8 Ft), valamint a 2006. II. negyedévi (1 USD=212,0 Ft) és I. félévi (1 USD=211,8 Ft) átlagos MNB deviza árfolyamokat használtuk.

(2) Üzleti eredmény a gáztranzakció nyeresége és a tranzakcióban értékesített leányvállalatok (Kereskedelem és Tárolás) eredménye nélkül.

2006. I. félévében az üzleti eredmény 87,7 Mrd Ft-tal 257,5 Mrd Ft-ra (1.215,8 millió USD) emelkedett. A megszűnő tevékenységek eredményével módosított üzleti eredmény 2006. I. félévében 25%-kal, 2006. II. negyedévében 40%-kal nőtt. A második negyedéves eredményre kedvezően hatottak a magas kőolajárak és benzin crack spread-ek, a szélesebb Brent-Urál különbözet és a Feldolgozás és Kereskedelem szegmens értékesítésének növekedése. A nettó eredmény 2006. I. félévében 51,3 Mrd Ft-tal 187.4 Mrd Ft-ra (884,8 millió USD) nőtt, amely elsősorban a kutatás-termelés kiemelkedő üzleti teljesítményét és a gáztranzakció nyereségét tükrözi, amelyet mérsékeltek a magasabb pénzügyi ráfordítások, elsősorban a devizaalapú hiteleken keletkezett nagyobb árfolyamveszteség és a magasabb adófizetési kötelezettség.

- A **Kutatás-termelés üzleti eredménye** 2006. I. félévében 29,6 Mrd Ft-tal 70,7 Mrd Ft-ra növekedett (333,8 millió USD). 2006. II. negyedévében az üzleti eredmény 8,4 Mrd Ft-tal 32,5 Mrd Ft-ra nőtt, a magasabb kőolajáraknak, a forinttal szemben erősebb USA dollárnak és a szénhidrogén termelés 2%-os növekedésének köszönhetően.
- A **Feldolgozás és Kereskedelem** szegmens üzleti eredménye 93,3 Mrd Ft-ot (440,5 millió USD) tett ki, ami 6%-kal magasabb (dollárban 3%-kal alacsonyabb) 2005. I. félévéhez képest. 2006. II. negyedévében az üzleti eredmény 18,9 Mrd Ft-tal 69,1 Mrd Ft-ra nőtt, a magasabb értékesített mennyiségek, a magasabb benzin crack spread-ek, a nagyobb Brent-Ural különbözetet és a forinttal szemben erősödő USA dollár következtében.
- **A Petrolkémia** szegmens üzleti eredménye 7,6 Mrd Ft-ra (35,9 millió USD) csökkent 2006. I. félévében, szemben a 2005. I. félévi 13,3 Mrd Ft-os (69,0 millió USD) eredménnyel. 2006. II. negyedévében az üzleti eredmény 0,2 Mrd Ft-tal 3,9 Mrd Ft-ra nőtt, magasabb integrált petrolkémiai árrések és a bővülő eladások következtében.
- A **Földgáz Szállítás** üzleti eredménye 0,9 Mrd Ft-tal 17,8 Mrd Ft-ra (84,0 millió USD) növekedett 2006. I. félévében. Az üzleti eredmény 0,7 Mrd Ft-tal 5,6 Mrd Ft-ra csökkent 2006. II. negyedévében, főként az alacsonyabb díjbevételek és a magasabb földgázköltség miatt.
- A **pénzügyi műveletek vesztesége** 2006. I. félévében 39,7 Mrd Ft volt, mely tartalmaz 24,7 Mrd Ft nettó árfolyamveszteséget és az átváltható értékpapírok átváltási opciójának átértékelésén keletkezett 5,0 Mrd Ft-os veszteséget.
- A Csoport **záró létszáma** 7,9%-kal 15.669-ről 14.433 főre csökkent.
- **A beruházások** és befektetések értéke 2006. I. félévében 43,8 Mrd Ft-ra csökkent (206,9 millió USD) a 2005. I. félévi 79,1 Mrd Ft-os (410,7 millió USD) értékhez képest, melynek oka a 2005. I. félévében történt néhány nagyobb beruházás (szennyvíz-tisztító projekt, EU 2005 üzemanyag minőségfejlesztési projekt) pénzügyi teljesítése, valamint a Shell Románia megvásárlása. 2006. II. negyedévében a beruházások és befektetések értéke 9,5 Mrd Ft-tal 28,4 Mrd Ft-ra csökkent. A nettó betétesi pozíció 2006. június végén 44,4 Mrd Ft volt, ami a nettó adósság és az összes saját tőke összegéhez viszonyítva 4,0%-ot tett ki.
- **A működési cash flow** a forgótőke igény változása nélkül 26%-kal növekedve 2006. I. félévében 244,0 Mrd Ft-ot ért el (1.151,9 millió USD). Forgótőkeigény változásokkal' és a fizetett adóval együtt, a működési cash flow 41%-kal 253,6 Mrd Ft-ra nőtt (1.197,4 millió USD). 2006. II. negyedévében a működési cash flow 95%-kal 162,2 Mrd Ft-ra (765,1 millió USD) növekedett.

Hernádi Zsolt, elnök-vezérigazgató elmondta:

"A MOL meghatározó üzleteiben, a Kutatás-termelésben és a Feldolgozás és Kereskedelemben, 2006. II. negyedévében is erős teljesítményt nyújtott. A kedvező külső környezet, növekvő értékesítésünk és szigorú beruházási programunk hozzájárultak egy rekordszintű cash flow eléréséhez. Erős pénzügyi helyzetünk lehetővé teszi, hogy stratégiánknak megfelelően a Kutatás-termelés és a Feldolgozás és Kereskedelem üzleteinkben további növekedéssel teremtsünk értéket részvényeseink számára.

Az ÁPV-vel lezárult tranzakcióban 10% sajátrészvényt vásároltunk, melynek eredményeként a MOL mára egy gyakorlatilag teljesen privatizált olajtársaság lett."

Működési környezet

A világgazdaság növekedési üteme valamelyest megélénkült 2006. II. negyedévében, a 2005-ben tapasztalt lassulást követően. A növekedés elmaradt ugyan a 2004-es szinttől, de még mindig 3% felett maradt. A világgazdasági növekedés földrajzi eloszlása valamelyest egyenletesebbé vált. Az Egyesült Államokban a fellendülés folytatódott a 2005. IV. negyedévi igen alacsony növekedéshez képest. Kínában folytatódott a beruházási fellendülés, a gazdaság növekedése továbbra is közel kétszámjegyű. Az euró övezet gazdasága ugyan továbbra is gyenge, de a növekedési ütem idén kismértékben javulhat.

Az IEA (Nemzetközi Energia Ügynökség) adatai szerint a II. negyedévben a világ olajkereslete 1%-kal növekedve elérte a 83,3 millió hordó/nap szintet, ami a növekedés jelentős lassulását mutatja a 2004-es 3% feletti értékhez képest. A kereslet növekedése elsősorban Dél-Kelet-Ázsiában lassult, amely piac korábban a növekedés fontos tényezője volt. Másrészt viszont Kína, és kisebb mértékben az USA kereslete fellendült, ami a globális kereslet erősödését jelzi az év további részében.

A kőolajtermelés a várakozásoknál gyorsabban helyreállt a hurrikánok után. Ez, valamint az új kapacitások, elsősorban a Kaszpi térségben, jelentősen növelte a nyersolaj pótlólagos kínálatát. Másfelől azonban technikai problémák és a politikai instabilitás jelentősen visszavetette a kitermelést Iránban és Nigériában. Mindezzel együtt a lassuló keresletnövekedés viszonylagos túlkínálathoz vezetett a nyersolajpiacon, ami a készletek növekedésében is tükröződött. Az árak azonban növekedtek, a növekvő kockázati prémium valamint a nigériai és különösen az iráni fejlemények miatt. A globális eszközpiacokon bekövetkezett korrekció csak átmenetileg tartóztatta fel ezt a trendet.

Az OPEC nem változtatott a kitermelési kvótákon a II. negyedévben. A legtöbb OPEC tagállam teljes kapacitáson termel, azaz egy esetleges kvótaemelés sem jelentett volna addicionális kínálatot. Csaknem valamennyi OPEC szabad kapacitás, valójában csaknem valamennyi globális szabad kapacitás szaúd-arábiai nehéz savanyú olaj, ami iránt a keresletet a finomítói kapacitás szűkösség limitálja. Irán jelenlegi olajexportja kétszerese a világ összes rendelkezésre álló tartalékkapacitásának, így bármilyen politikai esemény, amely az iráni export kieséséhez vezet, szélsőségesen magas árcsúcsot eredményezne. Ez jelentősen megnöveli a kockázati prémiumokat, és a piaci szereplőket nagyobb készletek tartására ösztönzi. Ennek következtében a piacokon az árak jelentős emelkedése volt megfigyelhető, a kiegyensúlyozott olajkeresleti és -kínálati viszonyok ellenére.

Miután a világgazdaság energia hatékonysága sokkal jobb, mint a hetvenes években, és a kőolaj, mint elsődleges energia felhasználásának az aránya alacsonyabb, a magas olajár negatív gazdasági hatása enyhe, bár érzékelhető.

Mivel a nyersolaj keresletet az üzemanyag kereslet növekedése generálja, a finomítói kapacitás is gyakorlatilag elérte a korlátait. Ennek következtében a finomítói árrések szintje továbbra is jóval a historikus átlag felett van.

Magyarországon a GDP-növekedés a közép-európai átlag alatt van, de szerkezete továbbra is egészséges, az idei évben várhatóan 4% körül alakul. A gazdaságot az export és a beruházások hajtják. A II. negyedévben a forint tovább gyengült, a pénzügyi fenntarthatósággal kapcsolatos aggodalmak, és a fejlődő piacokat is érintő pénzügyi piaci korrekció közepett. Az újraválasztott kormány bejelentette terveit a költségvetés hiányának csökkentésére, mely elsősorban az adóbevételek növelésén keresztül valósulna meg, és a gazdasági növekedés mérséklődésével is járhat a következő pár évben. Szlovákiában folytatódott a dinamikus bővülés az elmúlt hónapokban. A GDP-növekedés üteme becslések szerint meghaladja a 6%-ot. A szlovákiai választások eredményeképpen új kormány alakult, amely gazdaságpolitikája eltér a korábbitól, ennek gazdaságra gyakorolt hatása csak a konkrét lépések ismeretében lesz felmérhető. A magas árak ellenére az üzemanyag kereslet továbbra is erősen nőtt Magyarországon és Szlovákiában, főként a dízel fogyasztás dinamikus növekedésének következtében.

Az orosz Ural típusú kőolaj CIF Med paritású átlagos jegyzésára dollárban 34%-kal nőtt 2005. I. félévéhez képest. A Brent és az Ural közti különbség a 2005. I. félévi 3,7 USD/hordóról 2006. I. félévében 4,2 USD/hordóra növekedett. A benzin dollárban kifejezett átlagos FOB Rotterdam crack spread-je 43%-kal növekedett, míg a gázolajé 7%-kal csökkent 2005. I. félévhez képest. Az USD átlagos árfolyama 10%-kal, míg az euró átlagos árfolyama 5%-kal erősödött a forinttal szemben 2006. I. félévében. Az euró záróárfolyama 12%-kal erősödött a 2005. év végi 252,7 Ft-ról a 2006. június 30-ai 281,9 Ft-ra, míg a dollár záróárfolyama 4%-kal erősödött a 2005. év végi 213,6 Ft-ról a 2006. június 30-ai 221,8 Ft-ra. A dollár átlagosan 2%-kal erősödött 2006. I. félévében, míg az euró 3%-kal értékelődött le a szlovák koronával szemben az előző év hasonló időszakához képest.

Kutatás-termelés

Szegmens IFRS eredmények

Kutatás-termelés	**2005. II. n.év**		**2006. II. n.év**		**Vált. %**		**2005. I. félév**		**2006. I. félév**		**Vált. %**	
	Mrd Ft	**m USD**	**Mrd Ft**	**m USD**	**Ft**	**USD**	**Mrd Ft**	**m USD**	**Mrd Ft**	**m USD**	**Ft**	**USD**
EBITDA	30,6	154,3	41,7	196,7	36	27	54,0	280,1	87,3	412,2	62	47
Üzleti eredmény	**24,1**	**121,5**	**32,5**	**153,3**	**35**	**26**	**41,1**	**213,2**	**70,7**	**333,8**	**72**	**57**
Beruházások és befektetések[1]	7,5	37,8	10,1	47,6	35	26	13,9	72,2	15,4	72,7	11	1

Főbb szegmens működési adatok

SZÉNHIDROGÉN-TERMELÉS* (bruttó adat bányajáradék előtt)	**2005. II.n.év**	**2006. II.n.év**	**Vált. %**	**2005. I.félév**	**2006. I.félév**	**Vált. %**
Kőolaj termelés (kt)*	**555**	**542**	**-2**	**1.113**	**1.095**	**-2**
Magyarország	218	208	-5	449	423	-6
Nemzetközi	337	334	-1	664	672	1
Földgáz termelés (millió m^3, nettó száraz)**	**647**	**695**	**7**	**1.378**	**1.557**	**13**
Magyarország	640	685	7	1.367	1.536	12
Nemzetközi	7	10	43	11	21	91
Kondenzátum (kt)	**50**	**52**	**4**	**107**	**116**	**8**
PB és egyéb gáztermékek (kt)	**58**	**57**	**-2**	**128**	**134**	**5**
Átlagos napi szénhidrogén termelés (boe/nap)	**96.778**	**99.148**	**2**	**99.702**	**105.317**	**6**

* Leválasztott kondenzátum nélkül
** Hazai termelés kezdeti párnagáz kitermelés nélkül

A Kutatás-termelés szegmens 2006 évi I. féléves üzleti eredménye továbbra is rendkívül erős növekedést mutatva 70,7 Mrd Ft-ot (333,8 millió USD-t) ért el, ez 72%-kal haladja meg a 2005. I. féléves értéket, míg a II. negyedév eredménye 35%-kal haladja meg az előző évi értéket. Az eredménynövekedés két meghatározó tényezője változatlanul a növekvő olajár, amely az időszakban átlagosan 33%-kal drágult, valamint a forinthoz képest 10%-ot erősödő dollár, melyek következtében a kőolaj forintban számított árnövekedése az előző év első félévéhez képest 46%-os. A Magyarországon termelt földgáz eladási ára 63%-kal nőtt, mely a növekvő volumenű gáztermeléssel párosulva növelte az eredményt. Az orosz ZMB projekt hozzájárulása az üzleti eredményhez 12,4 Mrd Ft-ra nőtt.

A MOL teljes napi átlagos szénhidrogén-termelése az első félévében 105 ezer boe/napra nőtt, amely 6%-kal haladta meg a 2005. évi hasonló időszaki értéket. A kőolajtermelés összességében 2%-kal volt alacsonyabb, mivel hazai kőolajtermelésnek az érett hazai kőolajmezők természetes hozamcsökkenése miatti 6%-os csökkenését részben ellensúlyozta a MOL oroszországi termelésének (ZMB vegyesvállalat) 1%-os növekedése. A hosszúpályi gázmező termelésbe állításának földgáztermelési mennyiségre gyakorolt hatása továbbra is kedvezően érinti a magyarországi gáztermelési volument: a hazai földgáztermelés 12%-kal, a kondenzátumtermelés 8%-kal, a termelt egyéb gáztermék mennyisége pedig 5%-kal magasabb az előző év hasonló időszakához képest. A pakisztáni Manzalai-mezőn tavaly elindított próbatermelés során kitermelt földgáz mennyisége közel duplájára nőtt, de részaránya a teljes gáztermelésen belül egyelőre nem jelentős, annak fokozatos növekedése a mező termelésbe állítása során várható. A kőolaj fajlagos kitermelési költsége 2006. I. félévében 17%-kal 3,3 USD/bbl-ra csökkent, melyet segített az erősebb dollár.

A szegmens összességében 70,1 Mrd Ft-tal növekvő bevételeivel szemben a kiadások 40,5 Mrd Ft-tal voltak magasabbak az előző év hasonló időszakához képest. A költségek növekedésén belül az árfüggő elvonások (pl. hazai földgáz extra bányajáradéka, orosz exportvám) voltak meghatározóak. A hazai termelés bányajáradéka mintegy 81%-kal nőtt, az I. féléves befizetés 56,4 Mrd Ft-os teljes összegének 71%-át teszi ki a többlet földgáz bányajáradék (39,9 Mrd Ft).

Júniusban kutatási koncessziót szereztünk Észak-Kelet Ománban. Ez az új koncesszió megerősíti elkötelezettségünket a Közel-Kelet irányába, amely egyike alapvető stratégiai növekedési régiónknak.

A szegmens beruházási aktivitása az előző év hasonló időszakához viszonyítva növekedett, az időszaki beruházások értéke 13,9 Mrd Ft-ról 11%-kal 15,4 Mrd Ft-ra nőtt. A capex 75%-át hazai projektekre, ezen belül 43%-át (6,6 Mrd Ft-ot) hazai termelési projektekre fordítottuk. Ezek mellett jelentős volt még a ZMB mezőben történt folyamatos termelési beruházás (1,1 Mrd Ft-os) és a pakisztáni Manzalai mező kezdeti mezőfejlesztési költségek 0,4 Mrd Ft-os MOL-ra eső összege. A teljes kutatási költség 5,0 Mrd Ft volt, ebből magyarországi kutatásra 3,3 Mrd Ft-ot, külföldi projektjeinkre (Kazahsztánban, Jemenben és Pakisztánban) 1,7 Mrd Ft-ot fordítottunk.

[1]A konszolidált beruházások és befektetések nem tartalmazzák az aktivált pénzügyi költségeket, tartalmazzák azonban a pénzügyi befektetéseket.

Feldolgozás és Kereskedelem

Szegmens IFRS eredmények

Feldolgozás és Kereskedelem	2005. II. n.év Mrd Ft	2005. II. n.év m USD	2006. II. n.év Mrd Ft	2006. II. n.év m USD	Vált. % Ft	Vált. % USD	2005. I. félév Mrd Ft	2005. I. félév m USD	2006. I. félév Mrd Ft	2006. I. félév m USD	Vált. % Ft	Vált. % USD
EBITDA	64,7	326,3	84,7	399,5	31	22	115,2	597,5	124,8	589,2	8	-1
Üzleti eredmény	**50,2**	**253,2**	**69,1**	**325,9**	**38**	**29**	**87,9**	**455,9**	**93,3**	**440,5**	**6**	**-3**
Beruházások és befektetések[1]	25,8	130,2	11,5	54,1	-56	-58	53,6	278,3	17,2	81,2	-68	-71

2005. év Mrd Ft		2005. II. n.év Mrd Ft	2006. II. n.év Mrd Ft	Vált. %	2005. I. félév Mrd Ft	2006. I. félév Mrd Ft	Vált. %
177,0	**Üzleti eredmény**	**50,2**	**69,1**	**38**	**87,9**	**93,3**	**6**
8,6	Egyszeri tétel	0,0	0,0	-	0,0	0,0	-
-39,1	Újra-beszerzési árak figyelembe vétele	-14,7	-14,6	1	-28,4	-23,1	19
146,5	**Becsült tiszta eredmény**	**35,5**	**54,5**	**54**	**59,5**	**70,2**	**18**

Főbb szegmens működési adatok

2005. év	KŐOLAJ-FELDOLGOZÁSI ADATOK Kt	2005. II. n.év	2006. II. n.év	Vált. %	2005. I. félév	2006. I. félév	Vált. %
908,1	Hazai kőolaj	231,5	205,8	-11	441,3	389,5	-12
11.503,3	Import kőolaj	2.608,3	2.761,0	6	5.581,3	5.832,4	4
210,0	Kondenzátum	48,1	57,0	19	105,9	109,1	3
2.308,3	Egyéb alapanyag	551,9	550,8	0	1.161,7	1.183,7	2
14.929,7	**TELJES FELDOLGOZOTT MENNYISÉG**	**3.439,8**	**3.574,6**	**4**	**7.290,2**	**7.514,7**	**3**

2005. év	KŐOLAJTERMÉK ÉRTÉKESÍTÉS (*külső*) Kt	2005. II. n.év	2006. II. n.év	Vált. %	2005. I. félév	2006. I. félév	Vált. %
4.256	Magyarország	1.038	1.206	16	1.846	2.170	18
1.385	Szlovákia	351	385	10	620	669	8
6.113	Egyéb piacok	1.592	1.546	-3	2.990	2.936	-2
11.754	**ÖSSZES KŐOLAJTERMÉK ÉRTÉKESÍTÉS**	**2.981**	**3.137**	**5**	**5.456**	**5.775**	**6**

A szegmens üzleti eredménye a bázisidőszakhoz képest 5,4 Mrd Ft-tal nőtt 2006. I. félévében. A 2006. II. negyedévi eredmény 69,1 Mrd Ft volt, amely 18,9 Mrd Ft-tal haladja meg az előző év hasonló időszakának eredményét. A rekord eredményhez hozzájárultak a magasabb értékesítési mennyiségek, a magasabb benzin crack spread, a szélesebb Brent-Urál különbözet és a dollár erősödése a forinttal szemben.

A konszolidált csoport értékesítés 2006. I. félévében 6%-kal (319 kt) növekedett 2005. I. félévéhez képest. A teljes benzin értékesítés változatlan maradt, míg a teljes dízel értékesítés jelentősen növekedett (+287 kt, 12%). Az export eladásokban nőtt a magasabb árrésű végfelhasználók aránya. A petrolkémiai alapanyag értékesítés 104,4 kt-val növekedett, a Csoport szintű optimalizálási lehetőségek kihasználásának köszönhetően.

A magas jegyzésárak ellenére az év első hat hónapjában jelentősen emelkedett az üzemanyag kereslet a régióban, amely jól tükröződött a MOL nagykereskedelmi értékesítésében.

Magyarországon a benzin iránti kereslet 6%-kal növekedett. Benzin nagykereskedelmi értékesítésünk új vevők megnyerésének köszönhetően a piaci kereslet növekedését meghaladó ütemben, 14%-kal nőtt. Az erős gazdasági növekedésnek és az intenzív infrastrukturális befektetéseknek köszönhetően a magyarországi dízel fogyasztás 15%-kal emelkedett. A MOL értékesítése jelentősen a piac felett, 26%-kal nőtt.

Szlovákiában 5%-kal bővült a benzin iránti kereslet. A MOL forgalma 4%-kal csökkent főként a hipermarket szegmens növekvő importja hatására. A dízel kereslet 17%-kal növekedett Szlovákiában, míg értékesítésünk 11%-kal növekedett 2005. I. félévéhez képest.

Egyéb piacok: ausztriai benzin- és dízel értékesítéseinkre kedvezőtlenül hatott a Duna rosszabb hajózhatósága. Az ausztriai értékesítési volumenek 2006. I. félévi csökkenését részben ellensúlyozták más célpiacainkra történt dízeleladásaink.

A MOL Csoport töltőállomásainak száma 2006. június 30-án 812 volt (előző év június végén 853), ebből 356 üzemelt Magyarországon, 238 Szlovákiában, 138 Romániában, 32 Ausztriában és 30 pedig Csehországban. Szerbiában 8 töltőállomást nyitottunk meg az első félév végéig, továbbá 10 üzemelt Szlovéniában. Sikeresen lezárult a kiskereskedelmi hálózat értékesítése Lengyelországban (21 töltőállomás). Szlovákiában a töltőállomás hatékonyságnövelő program keretében bezártunk 18 alacsony forgalmú töltőállomást 2006. II. negyedévében.

2006. I. félévében a MOL magyarországi kiskereskedelmi üzemanyag értékesítése 2,3%-kal nőtt 2005. I. félévéhez képest, miközben az átlagos töltőállomási forgalom 2,4%-kal haladja meg az előző év hasonló időszakát. A benzin eladások 4,1%-os csökkenését ellensúlyozta a gázolaj értékesítés 9,7%-os növekedése, melyet a kártyás eladások erős növekedése segített. A benzin értékesítés csökkenésének fő oka, hogy a jelentős áremelkedés miatt a benzinfogyasztók árérzékenyebbé váltak és nagyobb mértékben vásároltak diszkontkutaknál. Ezek közül kettő, a Lukoil és a Tesco megduplázta töltőállomásainak számát az elmúlt időszakban. A MOL piaci részesedése a MÁSZ (Magyar Ásványolaj Szövetség) adatai alapján üzemanyagban 3,6 százalékponttal csökkent az előző év hasonló időszakához képest (bázis 41,9%, tény 38,2%). Ennek a jelentős csökkenésnek a fő oka az, hogy a Tesco 2005. áprilisában lépett be a MÁSZ-ba, ezért nem a teljes bázis időszakban volt adata. A hipermarketek agresszív növekedése ellenére a MOL-nak sikerült stabilizálni, illetve 1%-kal javítani a piaci részesedését 2006-ban. Magyarországon a shop termékértékesítés 3,4%-kal növekedett 2006. I. félévében, amely az egy liter üzemanyagra jutó shop értékesítésben 1,1%-os növekedést jelent 2005. I. félévéhez képest. Flotta kártyás értékesítésünk 5,7%-kal növekedett az előző év hasonló időszakához viszonyítva. A kártyás eladások a MOL teljes értékesítésén belül 1,4 százalékponttal növekedtek.

Szlovákiában a piaci részesedés 1,1 százalékponttal maradt el az előző év hasonló időszakához képest, 2005. júliusától pedig viszonylag stabil volt. 2005. márciusban új kiskereskedelmi stratégia került bevezetésre, mely a fő termékek versenyszerű pozicionálásával segíti a piacrészesedés stabilizálódását. Motorbenzin eladásunk 5,3%-kal csökkent Szlovákiában 2005. I. félévéhez képest, a Magyarországéhoz hasonló tendenciák miatt. A dízel értékesítés 11,8%-kal növekedett a 2005. I. félévhez képest. Szlovákiában a flotta kártyás eladások 9,5%-kal nőttek 2006. I. félévében az előző év hasonló időszakához viszonyítva. A kártyás eladások aránya a teljes értékesítésen belül 1,8 százalékponttal emelkedett.

Romániai kiskereskedelmi piaci részesedésünk 2006. I. félévében 13%-ra nőtt. Üzemanyag értékesítésünk 49,4%-kal növekedett 2006. I. félévében az előző év hasonló időszakához képest, a hálózat növekedésének (Shell Románia akvizíció) és a megemelkedett egy kútra eső értékesített mennyiségnek köszönhetően. Shop-termék értékesítési árbevételünk Romániában 38,4%-kal növekedett 2006. I. félévében az előző év hasonló időszakához képest, a fent említett hálózatbővítésnek köszönhetően.

A CAPEX felhasználás jelentősen csökkent (-36,4 Mrd Ft) a 2005-ös adatokhoz mérten, mivel az előző év hasonló időszakában fejeződött be az EU 2005 üzemanyag minőségfejlesztési beruházásunk és került kifizetésre a romániai Shell kúthálózat akvizíciós költsége.

[1]A konszolidált beruházások és befektetések nem tartalmazzák az aktivált pénzügyi költségeket, tartalmazzák azonban a pénzügyi befektetéseket.

Petrolkémia

Szegmens IFRS eredmények

Petrolkémia	2005. II. n. év		2006. II. n. év		Vált. %		2005. I. félév		2006. I. félév		Vált. %	
	Mrd Ft	m USD	Mrd Ft	m USD	Ft	USD	Mrd Ft	m USD	Mrd Ft	m USD	Ft	USD
EBITDA	7,4	37,3	8,4	39,6	14	6	20,4	105,8	16,5	77,9	-19	-26
Üzleti eredmény	**3,7**	**18,7**	**3,9**	**18,4**	**6**	**-2**	**13,3**	**69,0**	**7,6**	**35,9**	**-43**	**-48**
Beruházások és befektetések[1]	0,9*	4,5*	2,1	9,9	133	120	3,6*	18,7*	2,7	12,6	-25	33

* Próbaüzem eredménye nélkül.

Főbb szegmens működési adatok

2005. év	PETROLKÉMIAI TERMELÉS Kt	2005. II. n.év	2006. II. n.év	Vált. %	2005. I. félév	2006. I. félév	Vált. %
797	Etilén	195	204	5	388	409	5
404	Propilén	99	100	1	200	202	1
284	LDPE	75	71	-5	148	138	-7
353	HDPE	81	84	4	160	182	14
441	PP	111	125	13	202	252	25
2005. év	**PETROLKÉMIAI ÉRTÉKESÍTÉS TERMÉKCSOPORTONKÉNT Kt**	**2005. II. n.év**	**2006. II. n.év**	**Vált. %**	**2005. I. félév**	**2006. I. félév**	**Vált. %**
229	Olefin termékek	57	68	19	111	124	12
1.065	Polimer termékek	272	266	-2	496	565	14
2005. év	**PETROLKÉMIAI ÉRTÉKESÍTÉS (külső) Kt**	**2005. II. n.év**	**2006. II. n.év**	**Vált. %**	**2005. I. félév**	**2006. I. félév**	**Vált. %**
468	Magyarország	116	122	5	221	243	10
69	Szlovákia	19	17	-11	33	34	3
757	Egyéb piacok	194	195	0	353	412	17
1.294	**ÖSSZES PETROLKÉMIAI ÉRTÉKESÍTÉS**	**329**	**334**	**2**	**607**	**689**	**11**

A petrolkémiai szegmens üzleti eredménye 2006. I. félévében 7,6 Mrd Ft volt, míg a szegmens készpénzteremtő képességét mutató EBITDA 16,5 Mrd Ft-t ért el, ami 19%-os csökkenés az előző év azonos időszakához képest. A kedvezőtlen változás főként az I. negyedévben jelentkező negatív piaci tendenciák következménye, amelyeket csak részben ellensúlyozott a belépő új kapacitásoknak köszönhetően megnövekedett értékesítési volumen. 2006. II. negyedévében az üzleti eredmény meghaladta az elmúlt év hasonló időszakában elért szintet, a nagyobb értékesítési volumenek és a magasabb integrált petrolkémiai margin következtében.

Míg 2006. I. félévében az euróban jegyzett polimer jegyzésárak 9-19%-kal emelkedtek, a vegyipari benzin dollárban mért jegyzésára 33%-kal növekedett az előző év azonos időszakához képest. Az alapanyagárainkat tovább növelte, hogy a dollár 4%-kal erősödött az euróhoz képest. Így összességében a petrolkémiai integrált margin 4%-kal csökkent 2005. I. félévéhez képest. Szintén kedvezőtlen változás, hogy míg az alapanyagok ára emelkedett, addig az olefingyári melléktermékek árbevételét meghatározó aromás termékek jegyzésára csökkent.

A 2005-ben belépett új kapacitások következtében a polimer eladások volumene 565 kt-ra növekedett, ami 14%-os növekedést jelent az előző év hasonló időszakához képest. A növekedés jelentős része a HDPE illetve PP termékkörben jelentkezett, főként a TVK új HDPE, illetve a Slovnaft új PP üzemének beindulása következtében. A polimer értékesítés összetétele is átalakult, a PP részaránya 44%-ra nőtt a 32%-ot kitevő HDPE illetve a 24%-kal részesülő LDPE mellett.

Magyarországon 19 kt-val, míg Szlovákiában 1 kt-val növekedett a polimer értékesítés az előző év azonos időszakához képest. A belépő új kapacitások, illetve az egycsatornás értékesítés eredményeként javuló kereskedelmi hatékonyság következtében azonban az export értékesítés jelentősége nőtt, főként az olasz illetve német piacokon érdemben növekedett az értékesítés.

A polimer termékek mellett az olefin termékek értékesítése is bővült 12%-kal a TVK új olefingyárának elindulása következtében.

[1]A konszolidált beruházások és befektetések nem tartalmazzák az aktivált pénzügyi költségeket, tartalmazzák azonban a pénzügyi befektetéseket.

Földgáz

Leányvállalati IFRS eredmények (nem konszolidált)

Szállítás	2005.II.n.év		2006.II.n.év		Változás %		2005.I.félév		2006.I.félév		Változás %	
	Mrd Ft	m USD	Mrd Ft	m USD	Ft	USD	Mrd Ft	m USD	Mrd Ft	m USD	Ft	USD
EBITDA	9,3	46,9	8,6	40,6	-8	-14	22,7	117,7	23,8	112,4	5	-5
Üzleti eredmény	**6,3**	**31,8**	**5,6**	**26,4**	**-11**	**-17**	**16,9**	**87,7**	**17,8**	**84,0**	**5**	**-4**
Beruházások és befektetések [1]	1,6	8,1	3,3	15,6	106	93	1,9	9,9	4,7	22,2	147	125

Nagykereskedelem*	2005.II.n.év		2006.II.n.év		Változás %		2005.I.félév		2006.I.félév		Változás %	
	Mrd Ft	m USD	Mrd Ft	m USD	Ft	USD	Mrd Ft	m USD	Mrd Ft	m USD	Ft	USD
EBITDA	1,5	7,6	n.a.	n.a.	n.a.	n.a.	16,9	87,7	-8,6	-40,6	n.a.	n.a.
Üzleti eredmény	**1,5**	**7,6**	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**16,9**	**87,7**	**-8,6**	**-40,6**	**n.a.**	**n.a.**
Beruházások és befektetések [1]	0,0	0,0	n.a.	n.a.	n.a.	n.a.	0,0	0,0	0,0	0,0	n.a.	n.a.

Tárolás*	2005.II.n.év		2006.II.n.év		Változás %		2005.I.félév		2006.I.félév		Változás %	
	Mrd Ft	m USD	Mrd Ft	m USD	Ft	USD	Mrd Ft	m USD	Mrd Ft	m USD	Ft	USD
EBITDA	4,7	23,7	n.a.	n.a.	n.a.	n.a.	14,0	72,6	7,4	34,9	-47	-52
Üzleti eredmény	**3,2**	**16,1**	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**10,9**	**56,5**	**5,7**	**26,9**	**-48**	**-52**
Beruházások és befektetések [1]	3,0	15,1	n.a.	n.a.	n.a.	n.a.	7,7	39,9	2,0	9,4	-74	-76

Főbb működési adatok

2005. év			2005. II.n.év	2006. II.n.év	Változás %	2005. I.félév	2006. I.félév	Változás %
17.714	Magyarországi földgázszállítás **	mió m^3	3.687	3.686	0	9.503	9.504	0
2.570	Földgáz tranzit	mió m^3	417	348	-17	1.315	1.243	-6

2005. év			2005. II.n.év	2006. II.n.év	Változás %	2005. I.félév	2006. I.félév	Változás %
3,03	Magyarországi gázszállítási díj	Ft / m^3	3,63	3,53	-3	2,93	2,91	-1

* A két értékesített leányvállalat 2006. I. félévi adata megegyezik az első negyedéves számmal, az értékesítés márciusi zárása miatt.
** beleértve a földgáztárolókba történt szállítást is

A gázüzlet I. féléves üzleti eredményét jelentős mértékben befolyásolta a két gáztársaság (MOL Földgázellátó Zrt. és a MOL Földgáztároló Zrt.) 2006. március 31-i értékesítésének egyszeri eredménynövelő hatása, mely hatást némiképp módosítja a két gáztársaság II. negyedévi eredmény hozzájárulásának elmaradása, a konszolidációs körből való kikerülés következményeként. A két időszak eltérő működési feltételeinek és az értékesítés egyszeri hatásnak a kiszűrése után a gázüzlet eredménye a MOL Földgázszállító Zrt. többlet eredményének hatását tükrözi.

A **MOL Földgázszállító Zrt**. üzleti eredménye 2006. I. félévében 0,9 Mrd Ft-tal 17,8 Mrd Ft-ra nőtt 2005. I. félévéhez képest. A bevételek jelentős növekedésében szerepet játszott a hazai piac szereplőinek 2006. I. félévében kiszámlázott 1,7 Mrd Ft teljesítmény túllépési díj, miközben a 2006. I félévét érintő szabályozás szerinti árbevétel kismértékű csökkenést mutat az előző év hasonló időszakához képest. A tranzit földgázszállítás árbevétele 34 %-kal (1,8 Mrd Ft-tal) emelkedett 2005. I. félévhez képest, annak ellenére, hogy a szállított földgáz mennyiség 5,5%-kal csökkent. A tranzitdíj növekedését kedvezően befolyásolta a szerződéses ár, a gázár és a devizaárfolyam. A bevételek eredményjavító hatását mérsékelte a működési költségek 14,5 %-os emelkedése. Ezen belül, az üzemeltetési célból – főként a kompresszorok meghajtására – felhasznált földgáz költség 41,1 %-os növekedést mutat a csökkenő mennyiség ellenére az előző év hasonló időszakát 45,8%-kal meghaladó gázár következtében. 2006. II. negyedévében csökkent az üzleti eredmény, főként az alacsonyabb díjbevételek és a magasabb földgázköltség miatt.

A beruházások értéke 2,8 Mrd Ft-tal nőtt a 2005. I. félévi 1,9 Mrd Ft-hoz képest. Ennek oka két projektben: a gázturbinák emisszió kibocsátásának csökkentésében és a kompresszor állomások kapacitásának bővítésében történt jelentősebb műszaki teljesítés.

[1]A konszolidált beruházások és befektetések nem tartalmazzák az aktivált pénzügyi költségeket, tartalmazzák azonban a pénzügyi befektetéseket.

Pénzügyi áttekintés

Változások a számviteli politikában és becslésekben

Az IFRS 2006. január 1-től hatályos változásait a Csoport alkalmazza és ezek hatásait a második negyedéves gyorsjelentés már tükrözi. A jelenlegi számviteli politikára és a pénzügyi kimutatásokra gyakorolt kisebb hatásokon túlmenően az egyetlen jelentős változást az IFRIC 4 okozta.

Az IFRIC 4 – „Annak meghatározása, hogy egy megállapodás tartalmaz-e lízinget" értelmezés alapján a lízing elszámolás szabályait kell alkalmazni azon szerződésekre, amelyek teljesítése specifikus eszköz vagy eszközök útján történik, és amelyek átengedik az eszköz(ök) használati jogát. A TVK egyik kiszolgáló létesítménye megfelel az IFRIC 4 ezen kritériumainak, és 2006. január 1-től kezdődően tárgyi eszközként felvételre került a konszolidált mérlegben a lízingkötelezettségek egyidejű növekedésével. A korábbi időszakokban ezen megállapodás szolgáltatási szerződésként került elszámolásra. Az új értelmezés eredményeként a Tárgyi Eszközök és a Hosszú Lejáratú Hitelek értéke 2,5 Mrd Ft-tal növekedett.

Működési eredmények

Az eredménykimutatás tételeiben történt változások többségében az értékesített gázüzlet konszolidációjának hatását tükrözik, mivel az összehasonlító adatok tartalmazzák a gáz társaságok teljes hozzájárulását, míg a 2006. első féléves adatok az értékesített gáz társaságok első negyedéves teljesítményét tükrözik.
A Csoport nettó árbevétele 2006. I. félévében 34%-kal nőtt és 1.500,8 Mrd Ft-ot tett ki, mely főként a finomítói termékek magasabb átlagos értékesítési árát és a magasabb értékesített mennyiséget tükrözi. Az egyéb működési bevételek a gázüzlet eladásának nyereségét tükrözi. Az anyagjellegű ráfordítások 39%-kal növekedtek, mely meghaladta az értékesítési bevételek növekedésének szintjét. Ezen belül az anyagköltség 52%-kal növekedett, főként az import kőolajár jelentős emelkedése és a feldolgozott kőolaj mennyiségének növekedése következtében. Az eladott áruk beszerzési értéke 28%-kal növekedett, javarészt az import gázár növekedésének és az első negyedévben értékesített gázüzlet értékesítésének együttes hatása következtében. Az igénybevett anyagjellegű szolgáltatások értéke 2%-kal csökkent és 55,7 Mrd Ft-ot tett ki. Az egyéb költségek és ráfordítások 34%-kal 128,8 Mrd Ft-ra emelkedtek, főként a magasabb bányajáradék (29,4 Mrd Ft) következtében. A személyi jellegű ráfordítások 6%-kal növekedtek, mely tükrözi az 5%-os átlagos bérnövekedés és a részvény alapú, hosszú távú menedzsment ösztönzési rendszer értékelési módszerének megváltozását. Az időszak során felmerült termelési költségből 18,6 Mrd Ft a félkész- és késztermékek készletszintjének növekedéséhez kapcsolódik, szemben a 2005. I. félévi 39,0 Mrd Ft értékkel.

A pénzügyi műveletek nettó eredménye 2006. I. félévében 39,7 Mrd Ft ráfordítás volt, szemben a 2005. I. félévi 14,8 Mrd Ft ráfordítással, az időszak során elszenvedett 8,5 Mrd Ft összegű kamatráfordítás és a 24,7 Mrd Ft árfolyamveszteség együttes hatása következtében, szemben a 2005. I. félévi 6,1 Mrd Ft-os kamatráfordítással és 9,5 Mrd Ft-os árfolyamveszteséggel. A saját részvények eladása kapcsán, a Magnolia Finance Ltd által kibocsátott átváltható értékpapírok átváltási opciójának valós értékre történő átértékelése a kibocsátás óta 5,0 Mrd Ft veszteséget eredményezett. A pénzügyi műveletek nettó eredménye 2006. II. negyedévében 13,2 Mrd Ft ráfordítás volt, szemben a 2005. II. negyedévi 5,8 Mrd Ft ráfordítással. Ennek oka az időszak során kapott 2,9 Mrd Ft összegű kamat és a 10,5 Mrd Ft árfolyamveszteség együttes hatása, szemben a 2005. II. negyedévi 0,7 Mrd Ft-os kamatbevétellel és 3,8 Mrd Ft-os nettó árfolyamveszteséggel. A társult vállalkozásoktól származó eredmény az INA 2006. I. félévi 4,5 Mrd Ft-os eredmény hozzájárulását tartalmazza.

A társasági adófizetési kötelezettség 2006. I. félévében 19,9 Mrd Ft-tal 36,6 Mrd Ft-ra nőtt, elsősorban a MOL Rt. várható adóráfordítása miatt, szemben a 2005. évi 100%-os adókedvezménnyel. Az adófizetési kötelezettség tükrözi a MOL Rt. (16% társasági adó kulcs) 24,5 Mrd Ft-os, a Slovnaft (19%) 6,9 Mrd Ft-os és a gáz leányvállalatok (16%) 1,2 Mrd Ft-os tárgyidőszaki adó hatását, valamint a ZMB közös vállalat által fizetendő 2,2 Mrd Ft-os társasági adót.

Mérleg adatok

Az eszközök állománya 2005. december 31-hez képest 5%-kal növekedve 2.123,9 Mrd Ft volt 2006. június 30-án. Ezen belül a tárgyi eszközök állománya 9%-kal csökkent, tükrözve a gázüzlet eladását (118,6 Mrd Ft). A készletek értéke 14%-kal 228,5 Mrd Ft-ra csökkent a gázüzlet eladása (94,7 Mrd Ft), és a finomító termékek magasabb értékesített mennyisége miatt.

A nettó vevőkövetelések 7%-kal 268,7 Mrd Ft-ra csökkentek, elsősorban a gázüzlet eladásának hatására (83,1 Mrd Ft). A szállítói és egyéb rövid lejáratú kötelezettségek 19%-kal 527,5 Mrd Ft-ra növekedtek, a magasabb adófizetési kötelezettség és a gázüzlet eladásának együttes hatására (71,0 Mrd Ft). A gázüzlet eladásánál felmerülő 39,6 Mrd Ft függő kötelezettség szintén szállítói és egyéb rövid lejáratú kötelezettségként került elszámolásra. A céltartalékok összege 2006. I. félév végén 125,7 Mrd Ft-ot tett ki, összehasonlítva a 2005. év végi 120,3 Mrd Ft céltartalék kötelezettség összegével, mely főként a kamathatás elszámolását tükrözi. Az Egyéb hosszú lejáratú kötelezettségek 50,7 Mrd Ft-ra növekedtek, amely tükrözi a saját részvények Magnolia Finance Ltd-n keresztül történő realizálásához kapcsolódó finanszírozást. Az ebből a tranzakcióból származó derivatív kötelezettség 45,2 Mrd Ft volt 2006. június 30-án. A hosszú lejáratú hitelek állománya, beleértve a hosszú lejáratú hitelek éven belül esedékes részét, 35%-kal csökkent

2005 végéhez képest, amely tükrözi javuló likviditásunkat. 2006. június 30-án a MOL Csoport teljes adósság-állományának 95,5%-a euróban, 4,4%-a forintban, míg 0,1% USA dollárban és más devizákban állt fenn. Az eladósodottsági mutató értéke (nettó adósság aránya a nettó adósság, a saját tőke és a külső tulajdonosok részesedésének összegéhez) 2006. I. félév végén -4,0% volt (a pénzeszközök átmeneti, adósság-állományt meghaladó összegéből eredően) a 2005. december végi 23,4%-kal szemben.

A Magnolia átváltható értékpapír tulajdonosoknak járó negyedéves kamatfizetés pénzügyi rendezésre került 1,6 Mrd Ft értékben, és a Magnolia által birtokolt MOL részvényekre jutó osztalék is továbbításra került a tulajdonosok felé 1,9 Mrd Ft összegben. Mindkét tétel közvetlenül a saját tőkében, a külső tulajdonosok részesedése mérlegsoron került elszámolásra.

Mérlegen kívüli kötelezettségek változásai

A Csoport szintű szerződéses beruházási kötelezettségek értéke 2006. I. félév végén 35,3 Mrd Ft, összehasonlítva a 2005. év végi 32,0 Mrd Ft-os értékkel. Az egyéb mérlegen kívüli kötelezettségeink (adott garanciák, operatív lízing kötelezettségek, azon peres ügyekből származó kötelezettségek, melyekben a MOL Csoport, mint alperes szerepel) nem változtak jelentős mértékben 2006. I. félévében a MOL Csoport 2005 éves jelentésében bemutatott adatokhoz képest.

Cash flow

A működési cash flow 2006. I. félévében 253,6 Mrd Ft volt, amely 41%-os növekedés 2005 hasonló időszakához képest. A forgótőkeigény változásának hatását kiszűrve a működési cash flow 26%-kal nőtt. A forgótőke változása a forrásokat 9,6 Mrd Ft-tal növelte, a vevő követelések 22,9 Mrd Ft-os, az egyéb követelések 15,4 Mrd Ft-os és az egyéb rövidlejáratú kötelezettségek 56,8 Mrd Ft-os növekedésének, valamint a készletek 28,6 Mrd Ft-os és a szállítói kötelezettségek 27,9 Mrd Ft-os csökkenésének hatására. A társasági adó befizetés 9,6 Mrd Ft volt, mely tükrözi a Slovnaft 2005-ben felmerült társasági adókötelezettségéhez és a MOL 2006. évi előlegfizetéséhez kapcsolódó pénzkiáramlásokat.

A beruházásokból és befektetésből származó nettó készpénz 231,7 Mrd Ft-ot tett ki, szemben a 2005. I. félévi 93,9 Mrd Ft-os ráfordítással. A 2006. I. félévi készpénz beáramlás az eladott gáz leányvállalatok ellenértékét, míg a 2005-ös összehasonlító adat a Slovintegra-Slovbena-tól történő részvény visszavásárlást tükrözi, amely utóbbi a Leányvállalatok megvásárlása soron jelenik meg. A finanszírozási műveletek nettó készpénz kiáramlása 253,9 Mrd Ft volt, mely főként az átváltható értékpapíroknak a teljeskörűen konszolidált Magnolia által történt kibocsátása, a 164,9 Mrd Ft nettó hosszú lejáratú hitel visszafizetés és a 238,1 Mrd Ft összegű visszavásárolt saját részvény eredménye.

1. SZÁMÚ MELLÉKLET

MOL Csoport IFRS szerint elkészített

2006. I. FÉLÉVES KONSZOLIDÁLT EREDMÉNYKIMUTATÁSA

nem auditált adatok (millió Ft-ban)

2005. év		2005. II. n. év módosított	2006. II. n. év	Vált.%	2005. I. félév módosított	2006. I. félév	Vált.%
2.455.164	**Nettó árbevétel**	545.054	702.169	29	1.116.283	1.500.838	34
18.450	Egyéb működési bevétel	6.379	5.674	-11	9.520	89.975	845
2.473.614	**Összes működési bevétel**	**551.433**	**707.843**	**28**	**1.125.803**	**1.590.813**	**41**
1.048.209	Anyagköltség	222.442	335.086	51	438.189	666.935	52
111.313	Igénybe vett anyagjellegű szolgáltatás	30.796	30.656	-	56.701	55.700	-2
641.655	Eladott áruk beszerzési értéke	121.031	102.922	-15	306.382	391.886	28
1.801.177	*Anyagjellegű ráfordítások*	*374.269*	*468.664*	25	*801.272*	*1.114.521*	39
107.874	Személyi jellegű ráfordítások	26.462	27.148	3	50.799	53.753	6
123.500	Értékcsökkenési leírás	29.196	32.861	13	56.083	64.488	15
217.322	Egyéb költségek és ráfordítások	38.934	62.206	60	95.798	128.817	34
-55.722	Saját termelésű készletek állományváltozása	10.603	18.712	76	-39.039	-18.575	-52
-24.973	Saját előállítású eszközök aktivált értéke	-5.456	-4.074	-25	-8.955	-9.684	8
2.169.178	**Összes működési költség**	**474.008**	**605.517**	**28**	**955.958**	**1.333.320**	**39**
304.436	**Üzleti tevékenység eredménye**	**77.425**	**102.326**	**32**	**169.845**	**257.493**	**52**
4.221	Kapott kamatok és kamatjellegű bevételek	688	2.888	320	1.681	4.567	172
28	Kapott osztalék és részesedés	5	15	200	5	15	200
4.185	Árfolyamnyereség és egyéb pénzügyi bevételek	1.013	295	-71	1.935	416	-79
8.434	**Pénzügyi műveletek bevételei**	**1.706**	**3.198**	**87**	**3.621**	**4.998**	**38**
12.849	Fizetett kamatok	2.873	3.378	18	6.093	8.486	39
4.802	Céltartalék kamata	1.298	1.496	15	2.460	3.042	24
-17	Pénzügyi befektetések leírása	18	-20	n.a.	18	-17	n.a.
-	Átváltási opció valós érték különbözete	-	-1.632	n.a.	-	4.953	n.a.
22.958	Árfolyamveszteség és egyéb pénzügyi ráfordítások	3.362	13.185	292	9.858	28.257	187
40.592	**Pénzügyi műveletek ráfordításai**	**7.551**	**16.407**	**117**	**18.429**	**44.721**	**143**
32.158	**Pénzügyi műveletek vesztesége/ nyeresége (-)**	**5.845**	**13.209**	**126**	**14.808**	**39.723**	**168**
-4.879	Nyereség a társult vállalk.-k eredményéből	-463	-3.389	632	-1.553	-4.618	197
277.157	**Adózás előtti eredmény**	**72.043**	**92.506**	**28**	**156.590**	**222.388**	**42**
29.158	Adófizetési kötelezettség	6.545	16.811	157	16.740	36.639	119
247.999	**Adózott eredmény** [1]	**65.498**	**75.695**	**16**	**139.850**	**185.749**	**33**
244.919	Részvényesek részesedése az eredményből	**64.250**	**76.678**	**19**	**136.137**	**187.362**	**38**
3.080	Külső tulajdonosok részesedése az eredményből	1.248	-983	n.a.	3.713	-1.613	n.a.
2.401	**Egy részvényre jutó eredmény, Ft**	**630**	**807**	**28**	**1.327**	**1.906**	**44**
2.377	**Egy részvényre jutó higított eredmény, Ft** [2]	**623**	**799**	**28**	**1.313**	**1.888**	**44**

[1] A 2005-ben módosított IAS 1 'Pénzügyi kimutatások prezentálása' standard értelmében a külső tulajdonosokra és az anyavállalati részvényesekre jutó nyereséget vagy veszteséget az eredménykimutatásban az időszakra jutó nyereség vagy veszteség felosztásaként kell szerepeltetni. 'A részvényesek részesedése az eredményből' sor tartalma megegyezik korábban szerepeltetett 'Mérleg szerinti eredmény' sorral.

[2] Az egy részvényre jutó higított eredmény számításánál figyelembe vételre került az átváltható értékpapírokban foglalt konverziós opció esetleges higító hatása a kintlevő részvények darabszámára, valamint a konverziós opció valós értékelésének hatása a részvényesekre jutó eredményre.

2. SZÁMÚ MELLÉKLET

MOL Csoport IFRS szerint elkészített
KONSZOLIDÁLT MÉRLEGE 2006. június 30.
Nem auditált adatok (millió Ft-ban)

2005.12.31.		2005.06.30. Módosított	2006.06.30.	Vált.%
	ESZKÖZÖK			
	Befektetett eszközök			
40.740	Immateriális javak	33.173	39.135	18
1.112.753	Tárgyi eszközök	974.241	1.010.417	4
126.840	Befektetett pénzügyi eszközök	123.382	149.959	22
33.480	Halasztott adó eszközök	34.175	23.250	-32
30.363	Egyéb befektetett eszközök	15.286	33.620	120
1.344.176	**Összes befektetett eszköz**	**1.180.257**	**1.256.381**	**6**
	Forgóeszközök			
264.985	Készletek	204.648	228.489	12
289.348	Vevőkövetelések, nettó	203.448	268.658	32
519	Értékpapírok	361	537	49
65.637	Egyéb forgóeszközök	58.463	74.113	27
64.170	Pénzeszközök	56.780	295.700	421
684.659	**Összes forgóeszköz**	**523.700**	**867.497**	**66**
2.028.835	**ÖSSZES ESZKÖZ**	**1.703.957**	**2.123.878**	**25**
	FORRÁSOK			
	Saját tőke			
94.020	Jegyzett tőke [1]	93.315	83.122	-11
644.340	Tartalékok	640.030	693.374	8
244.919	Részvényesek részesedése az eredményből	136.137	187.362	38
983.279	**Részvényesekre jutó saját tőke**	**869.482**	**963.858**	**11**
70.359	Külső tulajdonosok részesedése	73.219	185.362	153
1.053.638	**Összes saját tőke**	**942.701**	**1.149.220**	**22**
	Hosszú lejáratú kötelezettségek			
296.844	Hosszú lejáratú hitelek éven túli része	246.405	249.135	1
108.045	Céltartalékok várható kötelezettségekre	59.270	111.795	89
17.704	Halasztott adó kötelezettség	14.722	18.829	28
5.386	Egyéb hosszú lejáratú kötelezettségek	5.540	50.747	816
427.979	**Összes hosszú lejáratú kötelezettség**	**325.937**	**430.506**	**32**
	Rövid lejáratú kötelezettségek			
444.683	Szállítók és egyéb kötelezettségek	370.647	527.507	42
12.256	Céltartalékok várható kötelezettségekre	16.769	13.935	-17
2.485	Rövid lejáratú hitelek	6.286	1.504	-76
87.794	Hosszú lejáratú hitelek rövid lejáratú része	41.617	1.206	-97
547.218	**Összes rövid lejáratú kötelezettség**	**435.319**	**544.152**	**25**
2.028.835	**ÖSSZES FORRÁS**	**1.703.957**	**2.123.878**	**25**

[1] A magyar számviteli szabályozással ellentétben az IFRS szerinti jegyzett tőke nem tartalmazza a BNP Paribas által birtokolt MOL részvények (melyek a kapcsolódó opciós jogok alapján kötelezettségként kerülnek kimutatásra) és a visszavásárolt saját részvények, valamint a Magnolia által birtokolt MOL részvények névértékét.

3. SZÁMÚ MELLÉKLET

MOL Csoport IFRS szerint elkészített 2006. I. FÉLÉVI KONSZOLIDÁLT KIMUTATÁSA A SAJÁT TŐKE VÁLTOZÁSÁRÓL

nem auditált adatok (millió Ft-ban)

	Jegyzett tőke	Tőketartalék	Valós értékelés értékelési tartalék	Átváltási tartalék	Összetett instrumentumok tőkerésze	Eredménytartalék	**Tartalékok összesen**	Mérleg szerinti eredmény	**Részvényesekre jutó saját tőke**	Külső tulajdonosok részesedése	**Összes saját tőke**
Nyitó állomány 2005. január 1.	**94.634**	**151.764**	**8.387**	**-3.184**	**13.554**	**260.445**	**430.966**	**208.570**	**734.170**	**67.955**	**802.125**
IFRS 3 hatása – korábbi negatív goodwill átsorolása az eredménytartalékba	-	-	-	-	-	27.633	**27.633**	-	**27.633**	-	**27.633**
IFRS 3 hatása – társult vállalkozások negatív goodwillja	-	-	-	-	-	353	**353**	-	**353**	-	**353**
Módosított nyitó állomány 2005. január 1.	**94.634**	**151.764**	**8.387**	**-3.184**	**13.554**	**288.431**	**458.952**	**208.570**	**762.156**	**67.955**	**830.111**
Cash flow fedezeti ügyletek nettó hatása	-	-	-3.295	-	-	-	**-3.295**	-	**-3.295**	-	**-3.295**
Pénzügyi instrumentumok valós érték változása – társult vállalkozások	-	-	-855	-	-	-	**-855**	-	**-855**	-	**-855**
Átváltási tartalék	-	-	-	17.165	-	-	**17.165**	-	**17.165**	139	**17.304**
Tőkével szemben elszámolt bevételek és költségek	-	-	-4.150	17.165	-	-	**13.015**	-	**13.015**	139	**13.154**
Tárgyidőszaki mérleg szerinti eredmény	-	-	-	-	-	-	-	136.137	**136.137**	3.713	**139.850**
Időszaki teljes bevételek és költségek	-	-	-4.150	17.165	-	-	**13.015**	136.137	**149.152**	3.852	**153.004**
Előző időszaki mérleg szerinti eredmény átvezetése	-	-	-	-	-	208.570	**208.570**	-208.570	-	-	-
Osztalék	-	-	-	-	-	-16.998	**-16.998**	-	**-16.998**	-1.036	**-18.034**
Üzleti kombinációk	-	-	-	-		-	-	-	-	2.448	**2.448**
Saját részvény ügyletek nettó hatása	**-1.319**	-19.553	-	-	-	-	**-19.553**	-	**-20.872**	-	**-20.872**
Részvény alapú juttatások költsége	-	-	-	-	-	870	**870**	-	**870**	-	**870**
Slovnaft akvizíció	-	-	-	-	-4.826	-	**-4.826**	-	**-4.826**	-	**-4.826**
Záró állomány 2005. június 30.	**93.315**	**132.211**	**4.237**	**13.981**	**8.728**	**480.873**	**640.030**	**136.137**	**869.482**	**73.219**	**942.701**
Nyitó állomány 2006. január 1.	**94.020**	**134.850**	**1.662**	**31.704**	**-5.456**	**481.580**	**644.340**	**244.919**	**983.279**	**70.359**	**1.053.638**
Cash flow fedezeti ügyletek nettó hatása	-	-	2.753	-	-	-	**2.753**	-	**2.753**	-	**2.753**
Pénzügyi instrumentumok valós érték változása – társult vállalkozások	-	-	990	-	-	-	**990**	-	**990**	-	**990**
Átváltási tartalék	-	-	-	60.429	-	-	**60.429**	-	**60.429**	787	**61.216**
Tőkével szemben elszámolt bevételek és költségek	-	-	3.743	60.429	-	-	**64.172**	-	**64.172**	787	**64.959**
Tárgyidőszaki mérleg szerinti eredmény	-	-	-	-	-	-	-	187.362	**187.362**	-1.613	**185.749**
Időszaki teljes bevételek és költségek	-	-	3.743	60.429	-	-	**64.172**	187.362	**251.534**	-826	**250.708**
Előző időszaki mérleg szerinti eredmény átvezetése	-	-	-	-	-	244.919	**244.919**	-244.919	-	-	-
Osztalék	-	-	-	-	-	-30.075	**-30.075**	-	**-30.075**	-5.335	**-35.410**
Saját részvény ügyletek nettó hatása	**-10.898**	-226.275	-	-	-	-	**-226.275**	-	**-237.173**	-	**-237.173**
Részvény alapú juttatások költsége	-	-	-	-	-	-1.089	**-1.089**	-	**-1.089**	-	**-1.089**
Lejárat nélküli Átváltható értékpapírok kibocsátása	-	-	-	-	-	-	-	-	-	121.164	**121.164**
Visszavásárlási kötelezettséggel terhelt részvények, halasztott adó nélkül	-	-	-	-	-2.618	-	**-2.618**	-	**-2.618**	-	**-2.618**
Záró állomány 2006. június 30.	**83.122**	**-91.425**	**5.405**	**92.133**	**-8.074**	**695.335**	**693.374**	**187.362**	**963.858**	**185.362**	**1.149.220**

4. SZÁMÚ MELLÉKLET

MOL Csoport IFRS szerint elkészített
2006. I. FÉLÉVES KONSZOLIDÁLT CASH FLOW KIMUTATÁSA

nem auditált adatok (millió Ft-ban)

2005. év		2005. II. n. év módosított	2006. II. n. év	Vált. %	2005. I. f.év módosított	2006.I. félév	Vált. %
304.436	**Üzleti tevékenység nyeresége**	**77.425**	**102.326**	**32**	**169.845**	**257.493**	**52**
	Üzleti eredmény kiigazítása az üzleti tevékenységből származó nettó pénzáramláshoz						
123.500	Értékcsökkenés, amortizáció és értékvesztés	29.196	32.861	13	56.083	64.488	15
1.435	Pénzügyi eszközök nem realizált nettó vesztesége	927	115	-88	1.277	201	-84
886	Készletek értékvesztése	441	242	-45	303	83	-73
-2.105	Tárgyi eszközök értékvesztésének visszaírása (-)	-397	-246	-38	-588	-258	-56
-39.781	Céltartalékok csökkenése (-)	-30.207	-1.084	-96	-31.662	-2.743	-91
315	Tárgyi eszközök értékesítésének nyeresége (-)/vesztesége	-595	517	n.a.	-593	619	n.a.
-3.734	Követelések leírása / visszaírása (-)	-3.039	611	n.a.	-3.054	735	n.a.
-94	Követeléseken/kötelezettségeken keletkező nem realizált árfolyam nyereség (-)/veszteség	-869	1.840	n.a.	-540	2.201	n.a.
-	Leányvállalatok értékesítésének nettó nyeresége	-	-1.482	n.a.	-	-82.564	n.a.
11.493	Tárgyévben felmerült kutatási és feltárási költségek	2.625	2.121	-19	5.164	3.699	-28
1.577	Részvény alapú juttatások költsége	-1.519	107	n.a.	-1.657	-955	-42
-752	Egyéb pénzmozgással nem járó tételek	-402	1.080	n.a.	-449	981	n.a.
397.176	**Üzleti tevékenységből származó nettó pénzáramlás a működő-tőke változás előtt**	**73.586**	**139.008**	**89**	**194.129**	**243.980**	**26**
-94.417	Készletek növekedése (-) / csökkenése	-31.108	27.068	n.a.	-30.760	28.578	n.a.
-62.354	Vevő követelések növekedése (-) / csökkenése	16.410	-12.316	n.a.	22.416	-22.907	n.a.
-1.305	Egyéb követelések növekedése (-) / csökkenése	-1.125	652	n.a.	-1.645	-15.380	835
78.992	Szállítók növekedése / csökkenése (-)	25.856	1.503	-94	-686	-27.883	3965
-2.830	Egyéb rövid lejáratú kötelezettségek növekedése	5.721	8.102	42	14.857	56.824	282
-33.103	Társasági adó fizetés	-6.291	-1.818	-71	-18.191	-9.648	-47
282.159	**Üzleti tevékenységből származó nettó pénzáramlás**	**83.049**	**162.199**	**95**	**180.120**	**253.564**	**41**
-214.586	Beruházások, szénhidrogén kutatás és fejlesztés költségei	-40.879	-28.732	-30	-65.023	-45.772	-30
4.565	Tárgyi eszközök értékesítéséből származó pénzáramlás	1.479	5.507	272	1.873	6.293	236
-31.430	Leányvállalatok megvásárlása, nettó pénzáramlás	-2.896	-	n.a.	-28.279	-	n.a.
-712	Közös vezetésű vállalkozások megvásárlása, nettó pénzáramlás	-	-	n.a.	-712	-	n.a.
-20.000	Egyéb befektetések megvásárlása	-	-289	n.a.	-	-289	n.a.
-	Leányvállalatok értékesítéséből származó nettó pénzáramlás	-	-	n.a.	-	264.099	n.a.
86	Befektetések értékesítéséből származó készpénz	58	-	n.a.	58	-	n.a.
-3.961	Adott hitelek és hosszú lejáratú bankbetétek változása	-4.589	-1.529	-67	-4.234	-751	-82
-	Rövid lejáratú befektetések állományváltozása	319	41	-87	-1	42	n.a.
5.749	Kapott kamatok és egyéb pénzügyi bevételek	179	5.745	3109	2.271	7.891	247
828	Kapott osztalék	178	223	25	178	223	25
-259.461	**Befektetési tevékenység nettó pénzáramlása**	**-46.151**	**-19.034**	**-59**	**-93.869**	**231.736**	**n.a.**
-	Átváltható értékpapírok kibocsátása	-	-	n.a.	-	159.174	n.a.
185.933	Hosszú lejáratú kötvények kibocsátása	-	-	n.a.	-	-	n.a.
-360	Hosszú lejáratú kötvények törlesztése	-	-	n.a.	-	-	n.a.
-15.000	Diszkont kötvények törlesztése	-15.000	-	n.a.	-15.000	-	n.a.
450.278	Hosszú lejáratú hitelek felvétele	191.462	335.836	75	228.538	432.020	89
-556.063	Hosszú lejáratú hitelek törlesztése	-112.845	-331.661	194	-232.479	-596.966	157
-1.469	Egyéb hosszú lejáratú kötelezettségek állományváltozása	-288	351	n.a.	-604	-161	-73
-55.925	Rövid lejáratú hitelek állományváltozása	-58.539	30.024	n.a.	-51.924	32.268	n.a.
-16.807	Fizetett kamatok és egyéb pénzügyi ráfordítások	-6.752	-5.242	-22	-9.732	-7.177	-26
-16.991	Tulajdonosoknak fizetett osztalék	-15.628	-30.150	93	-15.628	-30.150	93
-1.245	Külső tulajdonosoknak fizetett osztalék	-1.249	-4.847	288	-1.252	-4.851	287
29	Saját részvény értékesítése	-	-	n.a.	38	-	n.a.
-21.852	Visszavásárolt saját részvény	-19.261	-238.099	1136	-21.866	-238.099	989
-49.472	**Finanszírozási tevékenység nettó pénzáramlása**	**-38.100**	**-243.788**	**540**	**-119.909**	**-253.942**	**112**
-26.774	**Készpénz növekedése / csökkenése (-)**	**-1.202**	**-100.623**	**8271**	**-33.658**	**231.358**	**n.a.**
88.126	Készpénzállomány az időszak elején	56.419	396.934	604	88.126	64.170	-27
1.131	Korábban egyéb részesedésként kimutatott leányvállalatok bevonásának hatása	1.131	-	n.a.	1.131	214	-81
1.687	Árfolyam-különbözet külföldi leányvállalatok konszolidálása miatt	432	-611	n.a.	1.181	-42	n.a.
64.170	**Készpénzállomány az időszak végén**	**56.780**	**295.700**	**421**	**56.780**	**295.700**	**421**

5. SZÁMÚ MELLÉKLET
FŐBB IFRS PÉNZÜGYI MUTATÓK DIVÍZIONÁLIS BONTÁSBAN(millió Ft-ban)

2005. év	KÜLSŐ ÉRTÉKESÍTÉS NETTÓ ÁRBEVÉTELE[1]	2005. II. n. év Módosított	2006. II. n. év	Vált. %	2005. I. félév Módosított	2006. I. félév	Vált. %
289.497	Kutatás – Termelés	64.314	94.403	47	121.629	193.887	59
1.767.374	Feldolgozás – Kereskedelem	433.915	640.764	48	752.549	1.116.696	48
661.761	Földgáz	101.640	16.185	-84	344.629	333.587	-3
355.697	Petrolkémia	86.124	111.208	29	163.760	220.291	35
97.258	Központ és egyéb	20.025	22.454	12	35.376	39.592	12
3.171.587	**Értékesítés nettó árbevétele összesen**	**706.018**	**885.014**	**25**	**1.417.943**	**1.904.053**	**34**
-716.423	Ebből: szegmensek közötti értékesítés	-160.964	-182.845	14	-301.660	-403.215	34
2.455.164	**ÖSSZESEN**	**545.054**	**702.169**	**29**	**1.116.283**	**1.500.838**	**34**

2005. év	ÜZLETI EREDMÉNY[1]	2005. II. n. év Módosított	2006. II. n. év	Vált. %	2005. I. félév Módosított	2006. I. félév	Vált. %
105.374	Kutatás – Termelés	24.124	32.474	35	41.118	70.730	72
176.987	Feldolgozás – Kereskedelem	50.179	69.079	38	87.862	93.314	6
50.415	Földgáz	11.990	9.684	-19	42.461	95.857	126
19.114	Petrolkémia	3.684	3.919	6	13.317	7.572	-43
-41.788	Központ és egyéb	-7.994	-13.926	74	-20.639	-25.420	23
-5.666	Szegmensek közötti átadás[2]	-4.558	1.096	n.a.	5.726	15.440	170
304.436	**ÖSSZESEN**	**77.425**	**102.326**	**32**	**169.845**	**257.493**	**52**

*** A Földgázszegmens eredménye a leányvállalati eredményeken túl a szegmens szintű konszolidációs hatásokat és az eszközértékesítés egyszeri hatásait is tartalmazza.**

2005. év	IMMATERIÁLIS JAVAK ÉS TÁRGYI ESZKÖZÖK BESZERZÉSE	2005. II. n. év Módosított	2006. II. n. év	Vált. %	2005. I. félév Módosított	2006. I. félév	Vált. %
20.493	Kutatás – Termelés	4.633	6.312	36	7.994	11.022	38
76.703	Feldolgozás – Kereskedelem	26.642	12.334	-54	33.477	17.121	-49
86.817	Földgáz	4.561	3.140	-31	9.044	6.902	-24
11.439	Petrolkémia	-259	1.595	-716	926	2.126	130
13.752	Központ és egyéb	1.335	2.195	64	2.284	2.781	22
209.204	**ÖSSZESEN**	**36.912**	**25.576**	**-31**	**53.725**	**39.952**	**-26**

2005. év	ÉRTÉKCSÖKKENÉS	2005. II. n. év Módosított	2006. II. n. év	Vált. %	2005. I. félév Módosított	2006. I. félév	Vált. %
31.650	Kutatás – Termelés	6.465	9.207	42	12.907	16.536	28
61.407	Feldolgozás – Kereskedelem	14.490	15.669	8	27.385	31.535	15
6.845	Földgáz	1.568	1.338	-15	3.101	3.307	7
14.017	Petrolkémia	3.738	4.527	21	7.096	8.935	26
9.581	Központ és egyéb	2.935	2.120	-28	5.594	4.175	-25
123.500	**ÖSSZESEN**	**29.196**	**32.861**	**13**	**56.083**	**64.488**	**15**

2005.12.31	TÁRGYI ESZKÖZÖK	2005.06.30 Módosított	2006.06.30.	Vált. %
145.971	Kutatás – Termelés	104.943	149.607	43
515.954	Feldolgozás – Kereskedelem	498.937	525.384	5
192.344	Földgáz	117.612	76.008	-35
202.032	Petrolkémia	185.411	201.780	9
56.452	Központ és egyéb	67.338	57.638	-14
1.112.753	**ÖSSZESEN**	**974.241**	**1.010.417**	**4**

[1] A nettó értékesítés és az üzleti eredmény a harmadik félnek, valamint más divíziónak történő értékesítésekből származó eredményt foglalja magába. A Kutatás-termelés belföldön kitermelt kőolajat, kondenzátumokat és PB gázt ad át a Feldolgozás és Kereskedelemnek, valamint földgázt a Földgáz szegmensnek. A Feldolgozás és Kereskedelem vegyipari alapanyagot, propilént és izobutánt ad át a Petrolkémiának, a Petrolkémia szegmens különböző melléktermékeket a Feldolgozás és Kereskedelemnek. A belső transzferárak az aktuális piaci árakon alapulnak. A földgáz transzferára megegyezik az átlagos importárral. A szegmens eredmények az adott divízióhoz tartozó teljes körűen konszolidált leányvállalatok eredményeit is tartalmazzák.

[2] Ezen a soron a szegmensek közötti átadásokból származó nem realizált eredmény változását mutatjuk ki. Nem realizált eredmény akkor keletkezik, amikor az átadott tétel a fogadó szegmensnél készleten van az időszak végén és csak a későbbi időszakban kerül értékesítésre harmadik fél felé. A szegmensszintű kimutatásokban az átadó szegmens az átadáskor azonnal elszámolja a tranzakción keletkező nyereséget. Társasági szintű eredmény szempontjából azonban a nyereség csak a harmadik félnek történő értékesítéskor kerül elszámolásra. Az előző években a nem realizált profit-hatás nem került elkülönítetten kimutatásra, de szerepelt a fogadó szegmens kimutatott szegmens eredményében. Szegmensek közötti átadáson nem realizált profit elsősorban a Kutatás-Termelésből a Földgáz szegmensbe illetve a Feldolgozás és Kereskedelemből a Petrolkémia szegmensbe történő átadásnál keletkezik.

6. SZ. MELLÉKLET

FŐBB KÜLSŐ TÉNYEZŐK

	2005. II.n.év	2006. II.n.év	Változás %	2005. I.félév	2006. I.félév	Változás %
Brent dated (USD/hordó)	51,6	69,6	35	49,5	65,7	33
Ural Blend (USD/hordó)	48,5	64,8	34	45,9	61,5	34
95-ös ólmozatlan benzin 10 ppm (USD/t)*	509,4	709,0	39	472,6	636,4	35
Gázolaj – ULSD 10 ppm (USD/t)*	528,5	651,8	23	496,1	609,3	23
Vegyipari benzin (USD/t)*	438,2	598,3	37	431,5	566,2	31
Etilén (EUR/t)	750	865	15	745	825	11
Integrált petrokémiai margin (EUR/t)	349	410	17	441	422	-4
HUF/USD átlag	198,3	212,0	7	192,8	211,8	10
SKK/USD átlag	30,9	30,0	-3	30,1	30,6	2
3m USD LIBOR (%)	3,21	5,16	61	2,99	4,93	65
3m EURIBOR (%)	2,12	2,90	37	2,13	2,75	29
3m BUBOR (%)	7,37	6,30	-15	7,87	6,25	-21
	2006. I.n.év	**2006. II.n.év**	**Változás %**	**2005. IV.n.év**	**2006. II.n.év**	**Változás %**
HUF/USD záró	219,2	221,8	1	213,6	221,8	4
HUF/EUR záró	265,5	281,9	6	252,7	281,9	12

* FOB Rotterdam paritású

7. SZÁMÚ MELLÉKLET
RENDKÍVÜLI BEJELENTÉSEK 2006. I. FÉLÉVBEN

Bejelentés dátuma	
január 9.	A Bank of New York lett a MOL GDR programjának letétkezelő bankja.
Január 13.	A MOL és az E.ON-Ruhrgas International megállapodtak a gáztranzakció zárásáról.
Január 31.	Befektetői kapcsolattartó személyében bekövetkezett változás
február 16.	Személyi változás a MOL-csoportnál
március 9.	Tervezett saját részvény tranzakció
március 13.	MOL bejelentés pakisztáni olaj- és gázkút sikeres teszteléséről
március 14.	Saját részvény tranzakció
március 20.	Saját részvény tranzakció
március 31.	Lezárult a MOL-E.ON Ruhrgas International gáztranzakció
április 6.	A kiskereskedelmi portfolió optimalizálása Romániában
április 7.	Szervezeti változás a MOL-csoportban
április 10. és 11.	Sajátrészvény tranzakció
április 28.	A MOL kötelező ajánlatot adott be az Udmurtneft Részvénytársaság 96,9%-nak megvételére
május 3.	A MOL Rt. hirdetménye a 2005. üzleti év után megállapított osztalék fizetésének rendjéről.
Május 9.	A MOL Rt. gyakorolta az ÁPV Zrt.-vel szemben fennálló vételi opciós jogát
május 15.	MOL vezetői részvényértékesítés
május 22.	Megbízás saját részvény vásárlásra
május 23. és 24.	Sajátrészvény vásárlás
május 26.	MOL vezetői és munkavállalói részvényjuttatás
május 29.	Lezárult a MOL Rt. és az ÁPV Zrt. közötti részvénytranzakció
június 15.	MOL vezetői értékpapír-vásárlás
június 21.	Közös tulajdonú projektvállalatot alapított a MOL és a Gazprom
június 21.	A MOL Level-I ADR programra fejlesztette tovább GDR programját
június 28.	A MOL kutatási és termelés megosztási szerződést írt alá a 43. Blokk kutatására Észak-Kelet Omanban.
június 30.	Szervezeti és személyi változás a MOL Rt.-ben
július 7.	Cégnévváltozás a MOL-nál
július 25.	A MOL Nyrt. 825 millió euró összegű rulírozó hitelről szóló megállapodást írt alá
július 27.	A MOL és a Rossi Beteiligungs GmbH. biodízel komponens üzem építését tervezik
július 31.	Személyi változás a MOL Nyrt.-ben
augusztus 4.	Változás a MOL 2006. I. féléves gyorsjelentésének közzétételi időpontjában

8. SZÁMÚ MELLÉKLET
TULAJDONOSI STRUKTÚRA (%) ÉS SAJÁT RÉSZVÉNYEK

Tulajdonosi kategória	2004.12.31	2005.06.30	2005.09.30	2005.12.31	2006.03.31	2006.06.30
Külföldi befektetők (elsősorban intézményi)	56,0	56,6	58,3	58,2	58,6	57,5
OMV	10,0	10,0	10,0	10,0	10,0	10,0
Slovbena, Slovintegra	8,0	7,3	6,9	0,0	0,0	0,0
BNP Paribas	0,0	0,0	0,0	6,9	7,0	8,6
Magnolia	0,0	0,0	0,0	0,0	5,5	5,5
ÁPV Zrt.	11,8	11,8	11,7	11,7	11,7	1,7
Hazai intézményi befektetők	5,7	4,7	3,3	4,0	3,9	4,9
Hazai magánszemély befektetők	3,6	3,0	3,0	2,4	2,0	1,8
MOL Rt. saját részvény	4,9	6,6	6,8	6,8	1,3	10,0

A MOL Nyrt.-nek a társaság részvénykönyvi adatai szerint négy 5%-nál nagyobb befolyással rendelkező tulajdonosa volt az időszak végén. A MOL GDR-okat kibocsátó letétkezelő bank, a Bank of New York személyében, amelynek nevén 10,5%-os szavazatra jogosító részvény volt bejegyezve, az OMV, mely 10%-os, a BNP Paribas, mely 9,7%-os és a Magnolia, mely 6,2%-os befolyással bírt a társaságban. A befolyás számítása az összes részvényből a MOL saját tulajdonában lévő részvények levonásából történt. Az Alapszabály szerint a befolyás mértéke nem haladhatja meg a 10%-ot egy részvényesi csoport esetében sem. A Bank of New York, mint a GDR program letétkezelője befolyás szempontjából nem minősül részvényesi csoportnak.

2004. szeptember 13-án a „The Capital Group Companies, Inc." bejelentette, hogy 5.713.830 darab MOL részvény van a tulajdonában. 2004. december 16-án az FMR Corporation (Fidelity) jelentette be, hogy befolyása 5,06%-ra növekedett, és 2006 január 18-án bejelentette, hogy befolyása 4,76%-ra csökkent. 2006. június 2-án az AllianceBernstein L.P. tett bejelentést arról, hogy befolyása 5,47%-ra növekedett. Nevezett részvénytulajdonokat, ez idáig nem jegyezték be társaságunk részvénykönyvébe.

Április 11-én a MOL tőzsdei tranzakcióban 1.404.217 sajátrészvényt értékesített a BNP Paribas SA részére 24.350 forint/részvény árfolyamon. A MOL és a BNP opciós szerződéseket kötött egymással, amelyek értelmében MOL az értékesített részvényekre amerikai típusú vételi jogot szerzett a BNP-től, és egyúttal a BNP ugyanennyi részvényre európai típusú eladási jogot szerzett a MOL-tól. Mindkét opció esetében az opció lejárata 2006. december 18, az opció vételi illetve eladási ára pedig megegyezik az eredeti értékesítési árral.

Május 22-23-án a MOL 43.356 darab sajátrészvényt vásárolt a Budapesti Értéktőzsdén melyeket május 26-án 75 felső- és középvezető részére osztott ki, a társaság hosszú távú ösztönző programja keretében.

Május 8-án a MOL 10.898.525."A" sorozatú MOL törzsrészvény tekintetében gyakorolta részvényopciós jogát az ÁPV Zrt-vel szemben, a 2005. december 1-én aláírt szerződés alapján. A tőzsdei tranzakció május 29-én zajlott le 21.760 forint/részvény árfolyamon.

A fent részletezett tranzakciókat követően, a MOL tulajdonában 10.898.525 "A" sorozatú és 578 "C" sorozatú MOL törzsrészvény volt 2006. június 30-án.

Felhívjuk a figyelmet, hogy Magyarországon a részvénykönyv nem teljesen tükrözi a tulajdonosi struktúrát, mivel a részvénykönyvi bejegyzés nem kötelező.

A társaság szervezetében illetve a felső vezetés összetételében bekövetkezett változások:

Vratko Kaššovic, a Slovnaft vezérigazgatója és a MOL-csoport integrált petrolkémiai divíziója vezetője 2006. március 6-ai hatállyal nyugdíjba vonult. A MOL-csoport integrált petrolkémiai divíziójának élére a MOL Igazgatósága 2006. március 6-tól Olvasó Árpádot, a TVK vezérigazgatóját és igazgatóságának elnökhelyettesét választotta, aki korábban a Vegyipari Divízió vezetője és a MOL-csoport Vegyipari Portfolió Menedzsment igazgatója volt. A Slovnaft Igazgatósága ezzel egyidejűleg Világi Oszkárt nevezte ki 2006. március 6-tól a Slovnaft új vezérigazgatójának.

2006. április 10-től új szervezet jön létre Társasági Támogatás néven, amely magába foglalja a jelenlegi Törzskar, Humán erőforrás, Biztonság és Védelem és Belső Audit szervezeteket. A MOL Igazgatósága az új szervezet élére 2006. április 7-től Simola Józsefet nevezte ki, és egyúttal pozícióját vezető állásúnak minősítette.

2006. július 1-től a Stratégiai és üzletfejlesztési ügyvezető igazgató munkakört Michel-Marc Delcommune-tól Alács Lajos veszi át. Alács Lajos 1992-től a MOLTRADE-Mineralimpex Rt. igazgatója volt, 2000-ben csatlakozott a MOL Nyrt.-hez, és 2004-től a Termékelőállítás és Kereskedelem divízió kereskedelmi igazgatója. Michel-Marc Delcommune elnöki tanácsadói munkakörben folytatja munkáját, és továbbra is tagja marad a MOL és TVK igazgatóságának.

A Gázüzlet kereskedelmi és tárolási tevékenységének értékesítését követően, Fasimon Sándor, a Gázüzlet korábbi vezetője 2006. július 1.-től új szerepkörben, Oroszország és a FÁK államok country chairman-jeként folytatja munkáját, és kikerült a vezető állásúak köréből.

2006. augusztus 1-től a Lakossági Szolgáltatások ügyvezető igazgatója, Slavomir Jankovic a Slovnaft vezérigazgatójának főtanácsadójaként folytatja munkáját. 2007. január 1-től a Lakossági Szolgáltatások Divízió ügyvezető igazgatója Geszti László lesz, aki jelenleg stratégiai partnerünk, a horvátországi INA Igazgatóságának Pénzügyekért és Számvitelért felelős alelnöke, korábban pedig a MOL-csoport Termékelőállítás és Kereskedelem Divízió ügyvezető igazgatója volt. Az átmeneti időszakban a Lakossági Szolgáltatások Divíziót Mosonyi György vezérigazgató közvetlenül irányítja.

MOL

MOL Éves Jelentés 2005

Friss lendület az „Új Európából"

MOL-stratégia 2006–2010

A MOL 2006 és 2010 közötti stratégiájának célja, hogy maximalizálja az „Új Európában" rejlő növekedési lehetőségeket.

Hatékonyság	Növekedés	Kockázatkezelés	Képességek
MOL-csoport			
Jelentős hatékonyságjavulás az üzletekben, az integrációból adódó lehetőségek maximalizálása	A szénhidrogéntermelés megháromszorozása, a finomított termékek eladásának megkétszerezése	A társasági portfólió egyensúlyának megteremtése	A működés optimalizálása a Csoporton belül
▹ Adózott üzleti eredménnyel számolt 15%-os ROACE célkitűzés 2010-re ▹ 285 millió dolláros hatékonyságjavulás 2010-re	▹ 3,5 Mrd dollárt meghaladó EBITDA célkitűzés 2010-re ▹ Akvizíciókból eredő növekedési lehetőségek megragadása	▹ A befektetési kategóriájú hitelminősítés megtartása ▹ 30% alatti eladósodottsági mutató ▹ Befektetési fegyelem folytatása ▹ A portfólió-egyensúly fenntartása	▹ A transzformációs és integrációs tapasztalatok kihasználása
Kutatás-termelés és Földgáz			
▹ 20%-os ROACE célkitűzés 2010-re ▹ 50 millió dolláros hatékonyságjavulás 2010-re	▹ A szénhidrogéntermelés megháromszorozása 300 ezer boe/napra ▹ Erőteljes, fókuszált portfólió kialakítása ▹ Terjeszkedés a régióban az INA-val és társasági akvizíciókon keresztül ▹ Harmadik gázimport útvonal kialakítása ▹ Gáztranzit meglévő és új piacokra, beleértve Romániát és Horvátországot ▹ A Nabucco-projekt támogatása	▹ A társaság kockázatvállalási képességével összhangban lévő kutatási költségek ▹ Egyensúly fenntartása a kutatási valamint a fejlesztési és termelési projektek közt ▹ Kontroll pozíció az alacsony kockázattal járó gázszállításban	▹ A partneri kapcsolat széleskörű kihasználása ▹ A meglévő speciális, niche képességek használata ▹ Alacsony költségű on-shore termelési tapasztalat ▹ Pénzügyi fegyelem
Feldolgozás és Kereskedelem			
▹ 16%-os ROACE célkitűzés 2010-re ▹ 75 millió dolláros hatékonyságjavulás 2010-re	▹ Finomítói termékek értékesítésének megkétszerezése ▹ Értéknövelő beruházások: 1500 töltőállomás 2010-re ▹ Nem organikus növekedési lehetőségek körültekintő megragadása	▹ A kőolajellátás biztonságának növelése ▹ Megfelelés a környezetvédelmi előírásoknak	▹ Minőségvezető szerep ▹ Korszerű finomítók és logisztikai eszközök ▹ Megfelelő tapasztalat a piacok, az eszközök és a működés optimalizációjában
Petrolkémia			
▹ 14%-os ROACE célkitűzés 2010-re ▹ 60 millió dolláros hatékonyságjavulás 2010-re	▹ A „niche" piaci pozíció megerősítése a nyugati piacokon ▹ Jelenlét erősítése a gyorsan növekvő keleti piacokon ▹ Az üzemek rendelkezésre állásának maximalizálása	▹ Közös MOL-csoport optimalizálás a teljes értéklánc mentén ▹ Rugalmasság a finomítók számára a petrolkémiai alapanyagok tekintetében	▹ Szilárd pozíció a hazai és a közép-kelet-európai piacokon ▹ Bizonyított képességek a termékmarketingben ▹ Versenyképes termékstruktúra és vevői kör ▹ Modern, új üzemek

Tartalomjegyzék

A MOL-csoportról röviden

A MOL Közép-Európa vezető integrált olaj- és gázipari csoportja, egyúttal nettó árbevétele alapján a térség egyik legnagyobb vállalata. A Csoport fő tevékenysége a következő területeket foglalja magába:

- kőolaj-, földgáz- és gáztermékek kutatása és termelése;
- kőolaj-feldolgozás, -szállítás és -tárolás, kőolajtermékek szállítása, tárolása, disztribúciója, kis- és nagykereskedelme;
- földgáz és egyéb gáztermékek importja, szállítása, tárolása és nagykereskedelme;
- olefinek és poliolefinek gyártása és értékesítése.

A MOL-csoport valamennyi alaptevékenységét illetően piacvezető Magyarországon. Fő célkitűzése a részvények értékének és hozamának folyamatos növelése a meglévő és új piaci lehetőségek minél teljesebb kihasználásával, dinamikus fejlesztési és terjeszkedési stratégia követésével, valamint a belső hatékonysági tartalékok feltárásával, versenyképességük további növelésével. A MOL Rt. részvényeit a Budapesti Értéktőzsdén, a Luxemburgi Értéktőzsdén, valamint a Varsói Tőzsdén is jegyzik. Az értékpapírokkal kereskednek a Londoni International Order Book rendszerben.

Kiemelt pénzügyi és üzleti adatok	2004	2005	'05/'04 %	2005 millió USD
Kiemelt pézügyi adatok IFRS (Mrd Ft)				
Értékesítés nettó árbevétele	1 955,8	2 455,2	25,5	12 297,5
EBITDA	357,3	427,9	19,8	2 143,3
Üzleti eredmény	248,8	304,4	22,3	1 524,7
Adózás előtti eredmény	261,9	277,2	5,8	1 388,4
Nettó eredmény	208,6	244,9	17,4	1 226,6
Működési cash flow	324,4	282,2	-13,0	1 413,5
Beruházások és befektetések				
Egy részvényre jutó eredmény (EPS), Ft	2 022	2 401	18,7	12,0
Sajáttőke-arányos eredmény (ROE), %	28,4	24,9	-12,3	-
Átlagos lekötött tőkére eső megtérülés (ROACE), %*	27,9	27,6	-0,9	-
Kiemelt üzleti adatok				
Bizonyított készlet				
kőolaj (millió hordó)	104,1	100,9	-3,1	
földgáz (millió kőolaj hordó-egyenértékes)	206,5	189,1	-8,4	
Összes bizonyított készlet (millió boe)	**310,6**	**290,0**	**-6,6**	
Napi átlagos termelés				
kőolaj és kondenzátum (ezer hordó/nap)**	54,4	55,1	1,3	
földgáz (ezer kőolaj hordó-egyenértékes/nap)**	46,9	45,5	-3,0	
Összesen (ezer kőolaj hordó-egyenértékes/nap)**	**101,3**	**100,6**	**-0,7**	
Földgáz-értékesítés (millió m^3)	13 291	13 493	1,5	
PB- és gáztermék értékesítés (kt) – vegyipari alapanyagok nélkül	357	307	-14	
Kőolajtermék-értékesítés – Pb- és gáztermékek nélkül				
magyar piaci értékesítés (kt)	3 892	4 065	4,4	
szlovák piaci értékesítés (kt)	1 408	1 378	-2,1	
értékesítés más piacokon (kt)	5 836	6 004	2,9	
Kőolajtermék-értékesítés összesen (kt)	**11 136**	**11 447**	**2,8**	
Töltőállomások száma				
Töltőállomások összesen	**812**	**834**	**2,7**	
Petrolkémiai értékesítés				
Magyarország	430	468	8,8	
Szlovákia	77	69	-10,4	
Export értékesítés	550	757	37,6	
Összes petrolkémiai értékesítés	**1 057**	**1 294**	**22,4**	

* Üzleti eredménnyel számolva.

** *A számítási módszer 2005-ben megváltozott. A napi termelés 2004. évi adatai átsorolásra kerültek ennek megfelelően.*

EBITDA (millió USD)*


2 000
1 750
1 500
1 250
1 000
750
500
250
0
2001 2002 2003 2004 2005

Egy részvényre jutó eredmény (USD)


12
10
8
6
4
2
0
2001 2002 2003 2004 2005

ROACE (%)*


30
25
20
15
10
5
0
-5
2001 2002 2003 2004 2005

Eladósodottság (%)*


50
40
30
20
10
0
2001 2002 2003 2004 2005

Piaci kapitalizáció (millió USD)


10 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2001 2002 2003 2004 2005

Értékesítés nettó árbevétele (millió USD)


12 000
10 000
8 000
6 000
4 000
2 000
0
2001 2002 2003 2004 2005

MOL részvényár a BÉT-en


2 500 000
2 000 000
1 500 000
1 000 000
500 000
0
30 000
25 000
20 000
15 000
10 000
5 000
0
2000/12 2001/12 2002/12 2003/12 2004/12 2005/12
MOL záróár (Ft)
MOL forgalom (db)

Osztalék (forint/részvény)


300
250
200
150
100
50
0
2001 2002 2003 2004 2005
tervezett

Kőolajtermelés kondenzátummal (kt)


3,0
2,5
2,0
1,5
1,0
0,5
0
2001 2002 2003 2004 2005

Kőolajtermék-értékesítés megoszlása (kt)


12 000
10 000
8 000
6 000
4 000
2 000
0
2001* 2002* 2003** 2004 2005

* MOL-csoport vegyipari alapanyagok nélkül

** MOL-csoport vegyipari alapanyagok nélkül Slovnafttal (SN 2003. április 1-től)

□ Kőolajtermék-értékesítés ⁚ Fűtőolajok ⁚ Bitumenek
□ Benzinek ■ Kenőanyagok ■ Egyéb
■ Gáz- és tüzelőanyagok

* A definíciók a 131. oldalon találhatók.



Elnöki és vezérigazgatói levél

Tisztelt Részvényeseink!

A 2005-ös év stratégiai fontosságú volt a MOL számára. Teljesítményünket összemértük a 2002-ben kitűzött stratégiai célokkal, amelyek magukba foglalták a működési hatékonyság javítását, a Kutatás-termelés és Feldolgozás és Kereskedelem üzletek fókuszált terjeszkedését, és a gázkereskedelem és -tárolás értékesítését. Ugyanakkor újraértékeltük az iparági környezetet, és 2010-re a minőségi növekedést és a kiemelkedő részvényesi értékteremtést középpontba állító új stratégiai célokat tűztünk ki.

Teljesítettük a kulcsfontosságú stratégiai céljainkat

Kihasználva fő piacainkon elért vezető pozíciónkat, vállalatcsoportunk a 2002–2005 közötti időszakban mind globális, mind regionális szinten az egyik legjobban teljesítő integrált olajipari társaság volt. Megvalósítottuk 2005-re kitűzött főbb stratégiai és pénzügyi céljainkat, számos esetben meg is haladva azokat. Az EBITDA 2,1 milliárd dollár volt, jóval a kitűzött 1 milliárd dollár fölött, míg az adózás előtti eredmény alapján számított ROACE 27,6%-os értéke is jelentősen meghaladta a megcélzott 17%-ot. Az elmúlt három évben 305 millió dollár kombinált hatékonyságjavulást értünk el, amely szintén meghaladta a kitűzött 260 millió dolláros célt. E célok elérése igazolja fókuszált növekedési stratégiánkat mind a kutatás-termelés, mind a finomítás-kereskedelem területén, tovább javuló hatékonyságunkat, valamint a finomítói és petrolkémiai leányvállalataink sikeres integrációját.

Kedvező iparági környezet 2005-ben

A korábban végzett finomítói és kitermelési beruházásainknak köszönhetően ki tudtuk használni a folyamatosan kedvező iparági környezetet: a rekordszintű, hordónként átlagosan 54,5 dolláros Brent kőolajárat és a magas finomítói árréseket. Ezenkívül az édes kőolaj iránti megnövekedett kereslet és a korlátozott másodlagos feldolgozókapacitások miatt a Brent-Ural különbözet jelentősen meghaladta a korábbi években megszokott szintet. A régió jó gazdasági növekedése és a növekvő határokon átívelő kereskedelem több mint 10%-kal emelte a gázolaj iránti keresletet meghatározó piacainkon.

Az E.ON Ruhrgasnak történő részleges eladás fordulópontot jelent a gázüzletben

Az Európai Bizottság jóváhagyását követően megállapodtunk az E.ON Ruhrgas társasággal, hogy a MOL gázüzletének részleges értékesítése 2006. március 31-én zárul. A tranzakció által felszabadított tőkét a

meghatározó Kutatás-termelés és Feldolgozás és Kereskedelem üzleteinkben értéknövelő befektetésekbe kívánjuk felhasználni, amelyek támogatják a MOL-csoport további növekedését. A gázüzletben meg kívánjuk tartani a kontrollt a stratégiailag fontos gázszállítás fölött, amely nemcsak egy stabil készpénztermelő képességgel rendelkező üzlet, hanem a nemzetközi tranzit révén jó növekedési lehetőségeket is biztosít.

A nemzetközi kutatás-termelés sikeres fejlesztése

Sikeres nemzetközi tevékenységünknek és a kedvező kőolajáraknak köszönhetően Kutatás-termelés szegmensünk kiemelkedő eredményt ért el. Oroszországban tovább fejlesztettük a ZMB-mezőt új partnerünkkel, a Russnefttel. Ennek a mezőnek a kőolajtermelése már meghaladta a teljes hazai kitermelt mennyiséget. Pakisztánban a Manzalai mezőn az év elején megkezdődött a próbatermelés, és további kutatási sikert értünk el. Kazahsztánban 27,5%-ra növeltük részesedésünket a Federovszkij projektben és átvettük az operátori feladatokat a kutatási fázisban. Az elkövetkező években a kutatás-termelés területén célunk, hogy meghatározó piacainkon, néhány fő termelési központra támaszkodva, egy erős és fókuszált portfóliót alakítsunk ki.

Folyamatos befektetéseink a Feldolgozás és Kereskedelem üzletbe erősítik vezető pozíciónkat

Feldolgozás és Kereskedelem üzletünk kiugró üzleti eredményt ért el 2005-ben. Ez igazolja korábbi beruházási döntéseinket, melynek célja a magas kéntartalmú orosz kőolaj feldolgozásán alapuló kedvezőbb termékstruktúra elérése. 2005-ben befejeztük nagyszabású EU 2005 projektünket, melynek fő eleme a benzin- és gázolaj-kénmentesítő üzemek megépítése volt. Ennek eredményeképp a MOL és a Slovnaft finomítói kénmentes üzemanyagot állítanak elő, amellyel már most megfelelnek az EU 2009-ben bevezetendő legszigorúbb minőségi előírásainak. Ezeknek a jelentős befektetéseknek köszönhetően élvonalbeli finomítóink Európa egyik legerősebb jövedelemtermelő képességgel rendelkező egységei. A kiskereskedelmi üzletbe 2005-ben sikeresen integráltuk a megvásárolt Shell Románia működését. A Feldolgozás és Kereskedelem szegmensben célunk, hogy erős vezető pozíciónkat megtartsuk és kiterjesszük új, gyorsan növekvő piacokra.

Megnövekedett kapacitás a Petrolkémia üzletben

A több mint 500 millió eurót meghaladó befektetésnek köszönhetően a Csoport etiléngyártása 42%-kal növekedett, míg a teljes polimer kapacitás 41%-kal nőtt. A működési eredményt kedvezően befolyásolta az új kapacitások révén növekvő termelési képesség és a javuló belső hatékonyság. A petrolkémiai üzlet megnövekedett feldolgozóképessége nagyobb rugalmasságot biztosít finomítóinknak, és így biztos piacot jelent a finomított termékek számára.

Új célok 2010-re

Jelenlegi képességeinkre és bizonyított tapasztalatainkra alapozva 2006 és 2010 közötti stratégiánk célja, hogy maximalizálja az „Új Európában" rejlő növekedési lehetőségeket, tovább folytassa a Csoport fejlesztését a növekedésre és a hatékonyságra koncentrálva. Kulcs pénzügyi céljaink 3,5 milliárd dolláros EBITDA, 15%-os adózás utáni Csoport-ROACE és 285 millió dollár hatékonyságjavulás elérését foglalják magukba. Célkitűzéseink megvalósítása érdekében meg kívánjuk háromszorozni szénhidrogén-termelésünket és megkétszerezni a finomított termékek eladását.

További jó teljesítmény és növekvő osztalék

Arra számítunk, hogy a kedvező iparági környezet 2006-ban is fennmarad, magas kőolajárakkal, kedvező üzemanyag és Brent-Ural árréssel. Bízunk benne, hogy befektetéseink a finomítói eszközökbe lehetővé teszik, hogy továbbra is kihasználjuk a kedvező finomítói környezetet. Tovább vizsgáljuk az akvizíciós növekedési lehetőségeket mind a Kutatás-termelés, mind a Feldolgozás és Kereskedelem üzleteinkben, figyelembe véve szigorú befektetési kritériumainkat. Mindeközben tovább kívánjuk javítani a Csoport hatékonyságát, és elkötelezettek vagyunk, hogy értéket teremtünk részvényeseinknek, vevőinknek, partnereinknek és a helyi közösségeknek, amelyekben működünk.

Bejelentett ötéves stratégiánkkal összhangban a MOL Igazgatósága elkötelezett abban, hogy fokozatosan a versenytársainkéhoz hasonló mértékre emelje az osztalék értékét.

Szeretnénk megragadni az alkalmat, hogy őszinte köszönetünket fejezzük ki munkavállalóinknak és partnereinknek, akik hozzájárultak ehhez az eredményhez, és továbbra is számítunk támogatásukra.





Hernádi Zsolt
elnök-vezérigazgató

Mosonyi György
vezérigazgató



1. Hernádi Zsolt
2. Mosonyi György

Trendek a nemzetközi kőolaj- és földgázpiacon

A világgazdaság növekedése lassult 2005-ben, miután történetének egyik legjobb időszakát zárta 2004-ben. A lassulás leginkább az ipari termelés és a világkereskedelmi forgalom növekedése esetében érezhető, ugyanakkor a globális GDP növekedése történelmi léptékkel mérve meglehetősen magas, 3,5%-os szinten maradt. A növekedés földrajzi eloszlása egyre egyenletesebbé vált. 2005 közepéig a világgazdaságnak egyetlen motorja volt: az amerikai gazdaság a belső keresletnek köszönhetően jóval gyorsabban nőtt, mint a többi fejlett gazdaság. Az év közepétől viszont az USA-ban észrevehető lassulással párhuzamosan Japán és kisebb mértékben Nyugat-Európa gazdasága is megélénkült. Kínában folytatódik a beruházási fellendülés, a gazdaság növekedése továbbra is közel kétszámjegyű.

Ugyanakkor érzékelhető kockázatok vannak a világgazdaságban. A fizetésimérleg-egyensúlytalanságok rekord szinten vannak. Az amerikai lakossági megtakarítás – történetében először – negatívvá vált, az amerikai deficitet az ázsiai és a közel-keleti országok többletei finanszírozzák. Ennek ellenére a dollár érezhetően erősödött az euróval és a jennel szemben. A növekedés törékenységével kapcsolatos aggodalmak a pénzügyi piacokon megfigyelhető kockázati prémium emelkedésében is tükröződnek.

A magas energiaárak kezdtek begyűrűzni a maginflációba mind az Egyesült Államokban, mind Európában. Az amerikai jegybank kamatemelési sorozattal reagált, és az Európai Központi Bank is emelt sokáig változatlanul hagyott kamatszintjén. Mindent összevetve, az inflációs nyomás enyhe maradt a korábbi olajárrobbanásokhoz képest. A hosszú lejáratú kamatok alacsonyak maradtak, tükrözve az antiinflációs politika hitelességét.

Az olajpiacon árrobbanás figyelhető meg. A Brent típusú kőolaj ára átlagosan 54,5 dollár/hordó szinten alakult. Ez nagyrészt a 2004-es keresleti sokk folytatódó hatásának tudható be. Részben a kiugróan magas árak miatt a nyersolajkereslet növekedése jelentősen visszaesett 2005-ben. Az olajfogyasztás éves növekedési üteme 1,3% volt, szemben a 2004-es 3,8%-kal. A lassú beruházási reakció és a szűk keresztmetszetek következtében a kínálati oldal nem tudott teljesen alkalmazkodni a 2004-es keresleti sokkhoz, így a kereslet-kínálat egyensúlya ingatag maradt.

Az olajpiacon komoly kilengéseket okoztak az egyesült államokbeli hurrikánok a harmadik negyedévben. A törékeny kereslet-kínálati egyensúlyt tovább gyengítve a hurrikánok olyan időpontban érték az olajipart, amikor nagyon kevés tartalékkapacitás volt, különösen az olajfinomítói területen. A Mexikói-öböl partvidéke az olajipari létesítmények egyik legfontosabb koncentrációja a világgazdaságban. A katasztrófa legsúlyosabb pontján a világ nyersolajtermelésének 1,5%-a, finomítói kapacitásának pedig 3%-a került üzemen kívül, amely tűszerűen felszökő árakat és ideiglenes ellátási zavarokat generált. A nyersolajpiacra gyakorolt hatást a stratégiai készletek felszabadítása mérsékelte, emellett a finomítói kapacitások szűkössége is csökkentette a keresletet. A 70 dollár/hordó feletti csúcs után a nyersolaj ára gyorsan visszaesett a hurrikánok előtti szintre. Az olajfinomítókat sokkal kiterjedtebb kár érte, ennek következtében a finomítói árrések soha nem látott magasságba emelkedtek. A katasztrófa utáni újjáépítés a vártnál gyorsabban halad, mindazonáltal a finomítói kapacitás egyensúlya várhatóan belátható ideig ingatag marad.

Az év második felében a figyelem egyre inkább a kínálati oldalt befolyásoló eseményekre irányult. A globális kereslet növekedése tovább lassult. Ráadásul a közelmúlt beruházásainak következtében jelentős új OPEC és OPEC-en kívüli kapacitás került a piacra. Ennek köszönhetően az olajkeresleti, és -kínálati viszonyok egyre kiegyensúlyozottabbá váltak, ami a készletek növekedésében is tükröződött. Az árak mégis magasak maradtak a kockázati prémium emelkedése miatt. A piaci szereplők két ország fejleményeit kísérték növekvő figyelemmel: Nigéria romló belpolitikai helyzetét, és az iráni nukleáris kérdést. Mindkét ország termelése meghaladja a világ összes rendelkezésre álló tartalékkapacitását, így bármilyen komoly kínálati zavar szélsőségesen magas árcsúcsot eredményezne.

Az olajkereslet lassúbb növekedésének hátterében két egyszeri hatás is érvényesült:

- Kína úrrá lett a 2004-es áramellátási zavarokon. Újonnan elkészült erőművek helyettesítik a dízelgenerátorokat, ami a kínai olajfogyasztás növekedésében jelentős lassulást okozott.
- Az Egyesült Államokban a hurrikánok rombolása és az ahhoz kapcsolódó benzinárcsúcs átmenetileg jelentősen csökkentette a keresletet. A 4. negyedév kereslete viszont megugrott az alacsony

bázisidőszakhoz képest. Úgy tűnik ugyanakkor, hogy a 3. negyedéves árcsúcsok számottevő változásokat indítottak el a fogyasztói viselkedésben az autópiacon: meredeken esett a nagy fogyasztású, ún. SUV-k kereslete, míg a gazdaságos hibridek nagyon népszerűvé váltak. Ha ez a változás tartósnak bizonyul, az jelentős hatással lesz a világ olajkeresletére is.

Mivel a világgazdaság energiahatékonysága sokkal jobb, mint a hetvenes években, és a kőolaj mint elsődleges energiaforrás felhasználásának aránya alacsonyabb, a magas olajár negatív gazdasági hatása enyhe, bár érzékelhető. Ugyanakkor, mivel a magas olajár és az ellátási zavaroktól való félelem már megrendítette az üzleti bizalmat, annak hosszú távú hatása még bizonytalan.


A finomítói kapacitás egyre inkább szűk keresztmetszet, ami kedvez a komplex finomítóknak, és növeli korábbi finomítófejlesztési beruházásaink megtérülését

Miután a nyersolajkeresletet az üzemanyag-kereslet növekedése generálja, a finomítói kapacitás iránti kereslet is gyakorlatilag elérte korlátait. Ennek következtében a finomítói árrések olyan sávban ingadoznak, amely jóval a történelmi átlag felett van. Csaknem valamennyi OPEC szabad kapacitás (valójában csaknem valamennyi globális szabad kapacitás) szaúd-arábiai nehéz savanyú olaj, ami iránt a keresletet a finomítói kapacitásszűkösség limitálja. A finomítói beruházások terén bizonyos reakció mutatkozik, mégis – a legtöbb megfigyelő szerint – a jelenlegi finomítói kapacitásszűkösség középtávon is fennmarad.

Az OPEC március közepén félmillió hordóval napi 27,5 millió hordóra, júniusban pedig 28 millió hordóra emelte kitermelési kvótáját. A legtöbb OPEC-tagállam közel teljes kapacitáson termel. Az elemzők többsége kételkedik abban, hogy komoly beruházások és érzékelhető késlekedés nélkül az OPEC növelni tudja majd a kínálatát. Az OPEC-en kívüli kínálat szintén a kapacitási korlát közelében van, miközben az amerikai és kínai kereslet növekedése várhatóan fellendül 2006-ban. Az olajpiac megfigyelői ennek következtében tartósan magas árra számítanak.

Magyarországon a növekedés valamelyest lelassult, de szerkezete továbbra is egészséges. Az exportnövekedés kismértékű visszaesése ellenére a gazdaságot az export és a beruházások hajtják. A fogyasztás növekedési üteme fenntartható szintre süllyedt. Az inflációs konvergencia, úgy tűnik, megfelelő ütemben halad, ami lehetővé tette az irányadó kamat több lépcsőben történő csökkentését. Ugyanakkor az erős beruházási kereslet, a csökkenő lakossági megtakarítások és a rendkívül nagy költségvetési deficit következtében magas a folyó fizetési mérleg hiánya. Az államháztartás helyzetének romlása a hitelek leminősítéséhez, és az euróbevezetés időpontja körüli aggodalmakhoz vezetett. Az elvárt magas kockázati prémium megköti a Nemzeti Bank kezét a további kamatcsökkentések terén, a kedvező inflációs pálya ellenére. A forint a jelentős kamatfelár következtében erős maradt. A hazai üzemanyagárak a nemzetközi piacok mozgását követték. Az erős forint következtében az üzemanyag reálértéken jóval olcsóbb a 2001-es csúcsnál. Emiatt a közelmúlt áremelkedéseinek keresleti hatása korlátozott. Ezzel együtt az üzemanyag keresletemelkedése nagyon lassú, a benzin esetében pedig negatív.

2005 Szlovákia legsikeresebb éve volt 12 éves történelme során. A gazdaság teljesítménye megközelítette a 90-es évek közepén tapasztaltat, de szemben az akkori időszakkal, a 2005-ös GDP-növekedés szerkezete egészséges és kiegyensúlyozott. Az erőteljes háztartási fogyasztásnak, a befektetéseknek és a külföldi keresletnek köszönhetően Szlovákia immár negyedik éve Közép-Európa leggyorsabban növekvő gazdasága. Az infláció és a kamatok alacsonyabbak, mint valaha. Ehhez társult az erős korona, az alacsony államháztartási hiány, és alacsony kamatfelár az EU-benchmarkhoz képest. A kedvező üzleti környezet következtében erőteljes volt a külföldi működő tőke beáramlása. Az üzleti szektor kedvező változásai a munkanélküliség csökkenésében és az erős reálbér-emelkedésben is megmutatkoztak.

A béremelkedés részben kompenzálta a nominálisan rekordszinten lévő üzemanyagárakat, de a fogyasztás növekedési üteme így is alacsony maradt, főként a benzinpiacon. Az üzemanyag összkereslete nőtt; az ipari termelés és a kereskedelem hirtelen növekedése, valamint a személyautók dízelizációja következtében a dízelkereslet gyorsabban nőtt a benzinénél.

A gazdasági reformok előrehaladását és a szlovák hatóságok világos elkötelezettségét az euró 2009-es bevezetése mellett a Standard and Poor's hitelminősítő azzal ismerte el, hogy „A" osztályzatúra minősítette fel a szlovák hosszú lejáratú devizaadósságot.





Társasági dinamika

Élen az Új Európában

A MOL 2005-re sikeresen megvalósította azon stratégiai célját, hogy Közép-Európa legtekintélyesebb, integrált nemzetközi olaj-vállalatává váljon.



Kutatás-termelés

A Kutatás-termelés Divízió fő célja, hogy koncentrált és jövedelmező szénhidrogén-kutatási és -termelési lehetőségekkel, valamint a kiválasztott célrégiókban a szénhidrogénkészletek növelésével fokozódó mértékben járuljon hozzá a Csoport jövedelmezőségéhez és a középtávú értékteremtéshez. Ezt a meglévő portfólió aktív kezelésén kívül új kutatási, mezőfejlesztési és külföldi termelő projektek – helyi és nemzetközi partnerségi alapon történő – azonosításával és megvalósításával kívánjuk elérni. A Divízió büszke hat évtizedes geoműszaki hagyományaira és tudására. Eredményeinket elsősorban ezeknek a kompetitív előnyöknek köszönhetjük.

Stabil termelési szint

2005-ben szénhidrogén-termelésünk 101 000 boe/nap volt, hasonlóan a megelőző évhez. Új magyarországi és pakisztáni gázmezők léptek termelésbe, szibériai vegyesvállalatunk termelése elérte a várható csúcstermelés szintjét. Ugyanakkor a hazai termelés egyenletes csökkenése is folytatódott.

Versenyképes termelési költségeink fenntartásával megőriztük költségelőnyünket.

A hároméves átlagban számított 90% feletti készletpótlási ráta az orosz ZMB-mező pozitív újraértékelését, a termelési tapasztalatok eredményeként egyes magyarországi mezők negatív újraértékelését tükrözi; csak szerény hozzájárulás tudható be a magyarországi kutatásnak. A pakisztáni Tal-blokk találatai 2005. december 31-ével még nem kerültek be a készletnyilvántartásba, mivel az ipari értékű felfedezésre vonatkozó hivatalos bejelentés csak 2006 márciusában történt.

Új gázmezők és további magyarországi kutatások

Magyarországon termelésbe állítottuk a hosszúpályi gázmezőt, melynek jelenlegi termelése napi 35 millió köbláb (napi 1 millió m^3) felett van. Befejeztük a mórahalmi gázmező termelésbe állítását, és megkezdtük a soltvadkerti gázmező termelésbe állításának munkálatait, illetve további kőolajkészleteket találtunk Gomba térségében. Az algyői mezőben tovább folytatjuk a kőolaj- és földgáztermelés intenzifikálását, melynek keretében az algyői vízszintes kőolajkutak projektjének újabb ütemét, illetve a gázsapkák letermelési projektjét indítottuk el.

Vonzó kutatási lehetőségekkel rendelkezünk a geológiai szempontból összetettnek, ugyanakkor ígéretesnek tartott Pannon-medencében, melynek kiváló a fizikai és piaci infrastruktúrája, és új projektek esetében kedvező állami elvonási mérték jellemez. Értékmaximalizálás céljából a tudás, a tapasztalat és az új ötletek megosztásával új módon közelítjük meg magyarországi kutatási

projektjeinket, eltérve a korábbi 100%-os projektrészesedési gyakorlattól. Az első ilyen projekt a magyar–horvát határnál indult, partner cégünkkel, a horvát INA-val, amelyet további projektek követnek majd.

Markánsabb nemzetközi tevékenység

2005-ben a MOL-nak sikerült jelentősen erősítenie nemzetközi portfólióját a nyugat-szibériai helyzete megszilárdításával, egy újabb pakisztáni gáz- és kondenzátumtalálat révén, valamint egy ígéretes kazah onshore kutatási projektben való részesedésének növelésével. Szándékunkban áll további mezőfejlesztési és kutatási projektek indítása célrégiónk újabb országokkal történő kibővítése révén (Közép-Európa, Oroszország és Közép-Ázsia, Közel-Kelet és Észak-Afrika), a portfólió fókuszált jellegének fenntartása mellett, ez szerintünk a tudás, a pénzügyi források és a vezetési fókusz optimális kihasználásával komoly előnyt jelent.

Nyugat-szibériai olajtermelés

A MOL sikeresen fejlesztette oroszországi jelenlétét. Kőolajtermelésünk a ZMB vegyesvállalat tevékenységének köszönhetően már jelentős mértékben meghaladta a hazai olajtermelést. 2005-ben lehetőségünk nyílt a vegyesvállalat működésének megszilárdítására egy új partnerrel, a Russnefttel, melynek 50%-os részesedése van, továbbá biztosítja a projekt működéséhez szükséges hátteret.

Az Észak-Kaszpi-medence lehetőségei

2005-ben operátorságot szereztünk a kazahsztáni Fedorovszkij blokkban, és részesedésünk 27,5%-ra növekedett a projektben. A kutatást folytattuk, és a júliusban megkezdett első kút fúrása és tesztelése ígéretes eredményeket hozott, ami utat nyithat a MOL további portfóliónövelése előtt az országban. A második kút lefúrását december elején kezdtük el.

Próbatermelés és újabb kutatási siker Pakisztánban

A pakisztáni Manzalai mezőben a gáztermelés 2005 januárjában kezdődött meg, a növekvő helyi igényeknek megfelelően gyors felfutással. Az év végi átlagos termelés 50 millió köbláb/nap (1,4 millió m^3/nap) gáz és 450-500 hordó/nap kondenzátum. A mezőben további négy kút lemélyítését tervezzük, amely lehetővé teszi számunkra, hogy a termelést 2007 végéig körülbelül 250 millió köbláb/napra (7 millió m^3/nap) növeljük.
A Manzalai-2 fúrás próbatermeltetése során a kút jelentős mennyiségű gázt és kondenzátumot termelt.
A mezőfejlesztési tervet 2006-ban véglegesítjük.
A Makori-1 olajtalálatot 2006 elején termelővé tettük. Sikeres kutatási, lehatárolási és termelési eredményeinkkel nemzetközi operátorként növeltük tekintélyünket Pakisztánban és új lehetőségeket keresünk jelenlétünk növelésére.

Új geológiai szerkezetek Jemenben

Jemenben új, ígéretes földtani szerkezeteket azonosítottunk kutatási területünkön, és új szeizmikus mérések elvégzése után 2006 folyamán további kutatófúrásokat végzünk. A 49-es blokkban a további kutatási kockázat megosztására partnert vontunk be.



Manzalai gázüzem Pakisztánban

Kitekintés

2006-ban célunk a MOL számára az elvárt megtérülés alatti szénhidrogén-termelő mezők értékesítése, továbbá költség-, kockázat- és nyereségmegosztáson alapuló partnerbevonás az arra alkalmas termelő mezők művelésébe. A kockázat megosztása érdekében partnerek bevonását tervezzük hazai és külföldi szénhidrogén-kutatási projektjeinkbe, valamint lehetőségeket keresünk új kutatási projektekbe történő belépésre a célrégiókban.

Bizonyított készlet (millió boe)


350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
Bruttó bizonyított készlet
Kőolaj
Földgáz

Szénhidrogén termelés (millió boe)


35
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
Kőolaj
Földgáz



Feldolgozás és Kereskedelem

Az üzleti terület a kőolaj és egyéb finomítói alapanyagok, továbbá az olajtermékek beszerzését, finomítását, szállítását, nagykereskedelmét és az üzemanyagok kiskereskedelmi forgalmazását végzi. Az üzleti szegmens fő célja a hatékonyság növelése az integrált piaci portfólión, valamint a finomítói és logisztikai eszközparkon és az ellátásilánc-menedzsment rendszerén keresztül. Célja továbbá az értékesítés növelése a magas termékminőség, a kiváló eszközpark és a régióbeli piacok földrajzi helyzetének kihasználása révén. A Lakossági Szolgáltatások üzletág a termékek és szolgáltatások kiskereskedelmi értékesítését végzi a hazai és nemzetközi töltőállomás-hálózat működtetésével. A kiskereskedelmi üzlet célja a hálózat hatékonyságának javítása, a vevőkre irányuló figyelem és a vásárlói lojalitás növelése, valamint a hálózat szelektív bővítése a régióban.

Tartós, nagymértékű Brent-Ural jegyzésárkülönbség

A Brent-Ural jegyzésárkülönbség 2004-ben elért igen magas szintje fennmaradt. Az elmúlt években megvalósított jelentős finomítói fejlesztéseknek köszönhetően a MOL kedvező, magas hozzáadott értékű termékstruktúra kialakítására volt képes az alacsony árú Ural-kőolaj feldolgozásával. Ennek eredményeképpen a nagymértékű Brent-Ural jegyzésárkülönbség jelentősen hozzájárult a területen elért rekordnyereséghez.

A végfelhasználóknak történő közvetlen eladások arányának növekedése a térségben

Az osztrák olajkereskedő társaság, a Roth korábbi akvizíciója és az Avanti cég tulajdonában lévő korneuburgi tároló megvásárlása lehetővé tette számunkra, hogy növeljük a végfelhasználóknak történő eladások arányát. A nagy tételekben történő exportnak a végfelhasználók közvetlen ellátására történő felváltása mind a vevő, mind a szállító számára előnyt jelent. Ezáltal vevőinknek hozzáadott értékű szolgáltatást biztosítunk, továbbá a partnerekkel való közvetlen kapcsolat által a piaci igényeket magasabb szinten tudjuk kielégíteni. Másrészt az erősebb partneri kapcsolatnak köszönhetően a MOL csökkentheti a piacnak való kitettségét.

A kénmentes üzemanyagok bevezetése

2005 júniusában a MOL befejezte nagyszabású EU 2005 beruházását, melynek elemei egy benzin- és egy gázolajkénmentesítő üzem, valamint egy gázolajkeverő üzem, illetve egy hidrogéngyár megépítése voltak. Ennek eredményeképpen az EU 2009-ben bevezetendő minőségi előírásainak megfelelő kénmentes üzemanyagok (maximum 10 ppm kéntartalom) teljes körű gyártásával és forgalmazásával sikeresen megerősítettük minőségvezető szerepünket belföldön és az üzleti eredmény növelése szempontjából jelentős exportpiacokon. Ezen

túlmenően marketing előnyökhöz jutottunk
a gyengébb üzemanyag-minőségekkel szemben.

Bioüzemanyagok

Az EU-direktívának és a belföldi előírásoknak megfelelően tervezzük a bioüzemanyagok termelésének és bekeverésének megvalósítását, a kiváló termékminőség megőrzése mellett.
A motorbenzin területén megkezdődött a bioüzemanyag-program megvalósítása a MOL Rt. Dunai Finomító MTBE üzemének ETBE üzemmé való átalakításával. Az MTBE ETBE-re való felváltása elsődlegesen a környezetre van kedvező hatással, mivel az ETBE bioetanolból készíthető. A megújuló energiaforrásból eredő bioetanol használata csökkentheti az üvegházhatású CO_2-kibocsátást.

Romániai akvizíció

A romániai Shell-akvizíció 2005 áprilisában zajlott le, magába foglalva az 59 töltőállomásból álló hálózat integrálását, valamint a kenőanyag, repülőgép-hajtóanyag és nagykereskedelmi részlegeket. Így 2005 végén 137 töltőállomással rendelkeztünk Romániában, és becslések szerint piaci részesedésünk elérte a 13%-ot.
Mivel az üzemanyagkártyák terén a két cég vevőbázisa jól kiegészíti egymást, romániai népszerűségük miatt elsőként a kártyarészleget szerveztük át. Az EuroShell kártyákat felváltották a MOL Gold és Silver üzemanyagkártyák, és 2005 szeptemberében az összes Shell töltőállomás beolvadt a MOL romániai hálózatába.
Ezzel párhuzamosan saját hűségprogramot hoztunk létre MultiBonus néven, amely október elsején indult be Romániában. Az „EVO" névvel megkülönböztetett prémium üzemanyagok forgalmazása ezt követően, 2005 novemberében kezdődött meg.

Kártyafejlesztések és elfogadás a MOL-csoportban

A MOL-csoport üzemanyagkártya-rendszere folyamatosan fejlődik. Az elfogadóhálózat 2005 júniusában átlépte a határokat Szlovénia és Horvátország felé, hozzáférést biztosítva kereskedelmi partnereinknek a fő tranzitútvonalak mentén.

Kitekintés

Új stratégiánkkal összhangban tovább kívánjuk erősíteni piaci pozíciónkat a térségben. Ennek fő eszközei piaci részesedésünk növelése a végfelhasználóknak történő közvetlen értékesítés területén, valamint a megfelelő akvizíciós lehetőségek kihasználása. Korábbi felvásárlásaink kedvező logisztikai feltételeket szolgáltatnak ahhoz, hogy partnereinknek magasabb hozzáadott értékű szolgáltatást nyújthassunk. Célunk, hogy horvát stratégiai partnerünkkel, az INA-val való szorosabb együttműködésünk révén, valamint az értékláncmenedzsment-filozófiánk kiterjesztése segítségével a MOL-csoportban további szinergiákat aknázzunk ki. 2006-ban folytatódik a magyar hálózat hatékonyságának fejlesztése, melynek egyik fontos része a fennálló hálózat optimalizálása. Szeretnénk megjelenni a szerbia-montenegrói, valamint a bosznia-hercegovinai kiskereskedelmi piacokon.

Külföldi végfelhasználóknak történő értékesítés (kt)


600
500
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100
0
2001
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2005


Az új benzin- és gázolaj-kénmentesítő üzemek elkészültével kizárólag kénmentes üzemanyagokat gyártunk és forgalmazunk


Beruházásaink tovább erősítik kiskereskedelmi piaci jelenlétünket a régióban (Belgrád, Szerbia és Montenegró)

Brent-Ural különbség


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3
2
1
0
60
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0
2001
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Brent-Ural különbség (USD/bbl)
Brent(USD/bbl)



Petrolkémia

A MOL-csoport Petrolkémia Divíziója a nyolcadik legnagyobb szereplő az európai poliolefin piacon. Szegmensünk látja el alapanyaggal Közép-Európa, Nyugat-Európa és Kelet-Európa számos műanyagfeldolgozó vállalatát. Termékeinkkel több mint negyven országban vagyunk jelen.

2005 legfontosabb eseményei

Kapacitásbővítés és a termékválaszték modernizálása

A fejlesztési projektek révén, új termelőüzemek létesítésével a MOL-csoport Kelet-Közép-Európa egyik legnagyobb integrált olefin- és poliolefin-gyártó és -forgalmazó vállalatává vált.

Tiszaújvárosban a 430 millió euró értékű Petrolkémiai Fejlesztési Projekt világviszonylatban is rekordidő alatt, az ütemterv szerint, és a tervezett költségkerethez képest megtakarítással valósult meg. 2002–2005 között három jelentős termelőkapacitás-bővítést hajtottunk végre. A Csoport etiléntermelő kapacitása egy új olefingyár létesítésével csaknem 50%-kal nőtt, a nagysűrűségű polietilén kapacitás kétszeresére bővült, valamint intenzifikálás következtében nőtt a PP-4 üzem polipropiléngyártó kapacitása is.

A 143 millió euró értékű pozsonyi fejlesztési projektet ugyancsak költségkereten belül valósítottuk meg. A beruházás célkitűzése volt, hogy egy világszínvonalú technológiájú új üzem felépítésével megteremtsük a méretgazdaságos és versenyképes polipropilén termelőkapacitást. A kibővült termékválaszték révén előkelő helyzetben vagyunk a regionális kereslet növekedésének kiaknázására.
A petrolkémiai fejlesztési projektek összhangban állnak a csoporton belüli fejlesztésekkel. Középpontba helyeztük a marketing- és értékesítési szempontokat, versenyképes termékportfóliót alakítottunk ki, és időben megelőztük egyes versenytársainkat regionális fejlesztésekben.

Eredmények

Az előző évhez képest 2005-ben az első féléves eredményre a külső tényezők kedvezően hatottak, majd a további negyedévekben folyamatosan romló petrolkémiai árrés volt jellemző. Eredménytermelő képességünket a tartós alapanyagár-emelkedés kedvezőtlenül befolyásolta. Mindemellett az új kapacitások termelésének felfutása és a belső hatékonyság javulása révén a szegmensnek sikerült magasabb eredményt elérnie 2005-ben. A korábbi évekhez hasonlóan a szegmens árbevétel-arányos üzleti eredménye megegyezik, illetve magasabb a benchmark csoport átlagánál.

Folytatjuk a kereskedelmi és működési kiválóságra való összpontosítást, és kiemelt figyelmet fordítunk

- az árbevétel növelésére az új termékek körében, aktív vevő- és termékportfólió-menedzsment segítségével,
- az üzemek rendelkezésre állásának maximalizálására és az EBK-kitettség minimalizálására a termelés területén elindított modernizációs és hatékonyságnövelő projektek folytatásával,
- a nem alaptevékenységhez tartozó területek kiszervezésével.

Mindeközben folytatjuk a szinergiák kiaknázását a teljes értéklánc mentén.



Polimer termékeinkből mindennapi életünk szinte minden területén használható termékek állíthatók elő



Több mint 50 féle műanyagipari alapanyagot állítunk elő. Új HDPE-üzemünk a legkorszerűbb bimodális típusok előállítására alkalmas technológiával rendelkezik.

Válasz a magas alapanyagárakra

A bevételi oldalt erősítve sikeresen bevezettük új kereskedelmi stratégiánkat, amellyel a kedvezőbb árrésű végfelhasználókat célozzuk meg. 2005-ben a polimertermékek értékesítési mennyiségét és értékesítési árbevételét is sikerült növelni. Eredményes volt az új, bimodális HDPE-termékek piaci bevezetése mind a hazai, mind a külföldi műanyagfeldolgozók körében. Az egycsatornás kereskedelmi értékesítés növelte kereskedelmi hatékonyságunkat, főként a német, a lengyel és az olasz piacokon.

Sikeresen javítottuk a költséghatékonyságunkat is, elsősorban az új termelőüzemek révén. A létszámot jelentősen csökkentettük a belépő új kapacitások ellenére, ami nagyobb munkaerő-hatékonyságot eredményezett. Elavult üzemeinket bezártuk.

Kitekintés

A 2006. évet már a megnövekedett termelőkapacitással kezdjük, és ebben a megerősödött pozícióban aknázzuk ki a regionális polimerfelhasználás ígéretes növekedésében rejlő lehetőségeket.

A várhatóan javuló piaci feltételek lehetővé teszik, hogy rekord termelési és értékesítési mennyiségeinkkel jó eredményeket érjünk el az elkövetkezendő években.

MOL-csoport éves kapacitás (kt)


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Etilén kapacitás
Polimer kapacitás
Polimer értékesítés

Petrolkémiai termék értékesítési adatok (kt)


1 350
1 200
1 050
900
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0
2001
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2003*
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2005
* MOL-csoport Slovnafttal (ápr. 1-től)
Magyarország
Egyéb piacok
Szlovákia
Összes termékértékesítés



Földgáz

A Földgáz Divízió felel a földgáz importjáért, szállításáért, tárolásáért, a magyar piacra történő nagykereskedelmért és a stratégiailag fontos külpiacokra történő szállításért. A piacnyitást követő második évben a teljes gázpiac 9 %-át (1,35 milliárd m^3) a szabadpiac tette ki, ezen a piacon a MOL Földgázellátó Rt. csaknem 50%-os részesedést ért el. 2006. januártól új ár- és tarifarendelet látott napvilágot, ezeket a tarifákat a 2005-ben lefolytatott költségfelülvizsgálat, és az ennek során meghatározott megtérülési ráták alapján vezették be.

Gázüzleti partnerség

A MOL döntése, amely alapján 2004 novemberében stratégiai partnerségi megállapodást írtunk alá az E.ON Ruhrgas Internationallel (ERI), jelentős mértékben befolyásolta a gáztársaságok 2005-ös működését. A napi ügymenet mellett a MOL Földgáztároló Rt. és a MOL Földgázellátó Rt. szoros együttműködést alakított ki az E.ON Ruhrgas Internationallel, hogy felkészüljenek a tranzakció zárását követő ügymenetre.
A MOL gázüzletágát az EU versenyhatósága által indított eljárás során alaposan átvilágították. A versenyhatósági jóváhagyás egy jelentős vállalati összeolvadáshoz adott zöld utat az európai energetikai piacon. A tranzakció 2006. március 31-ével zárult. Az EU versenyhatóságának döntése értelmében az E.ON Ruhrgas International mind a MOL Földgáztároló Rt-ben, mind a MOL Földgázellátó Rt.-ben 100%-os tulajdont szerez.

A gázinfrastruktúra fejlesztése

A tárolói és a szállítási infrastruktúrát a gazdasági és műszaki igényeknek megfelelően fejlesztettük.
A szükséges fejlesztéseken túl a MOL Földgáztároló Rt. befejezte az új technológiai rendszer kiépítését a Zsanai Földalatti Gáztározónál. Ezzel a teljes magyarországi kitárolási kapacitás 6%-kal nőtt: napi 44,5 millió m^3-ről 47,5 millió m^3-re. Az új napi kitárolási kapacitás és a teljes mobilgáz (3,4 milliárd m^3) aránya európai összehasonlításban is kiemelkedően magas.

Biztonságos gázellátás

A MOL gázüzletága sikeresen kezelte a 2006 januárjában fellépő nehézségeket, biztosítva ezzel az ország folyamatos gázellátását. A MOL Földgázszállító Rt. sikere, hogy sem az Ukrajna és Oroszország között lezajlott gázárvita, sem a különösen hideg időjárás nem okozott fennakadást a gázellátásban.

MOL Földgázszállító Rt.

A MOL Földgázszállító Rt. egy teljesen integrált gázszállító rendszert működtet, amely betáplálási pontokból, kompresszorállomásokból, vezetéki csomópontokból, nagynyomású vezetékrendszerből és gázátadó állomásokból áll, ezeken keresztül látva el a 10 gázszolgáltató társaságot, az erőműveket és a nagyipari fogyasztókat. A MOL Földgázszállító Rt. nagynyomású vezetékrendszerébe a gáz az importforrásokból, a hazai termelésből és a hazai földalatti gáztározókból kerül be, s jut el onnan a vevőkhöz. A kompresszorállomások gázturbinával meghajtott centrifugális kompresszorokkal növelik a rendszer kapacitását. Jelenleg öt ilyen kompresszorállomás működik. Ezen túlmenően 17 olyan vezetéki csomópont van, amelyek a gázt elosztják a különböző vezetékekre. A MOL Földgázszállító Rt. 393 gázátadó állomást működtet, amelyek a fentieknek megfelelően biztosítják a gáz eljuttatását a vevőinkhez.

Kitekintés

A partnerségi tranzakció lezárása után a gáz portfólió megmaradt része, vagyis a MOL Földgázszállító Rt. a MOL kutatás-termelés eszközeihez tartozik majd. A MOL a gázszállítási üzlet fejlesztésére koncentrál. A hazai szállítási üzlet fejlesztése mellett a regionális lehetőségek is előtérbe kerülnek. Magyarország kedvező földrajzi adottsága lehetőséget teremt, hogy tranzit tevékenységünket tovább bővítsük a gyorsan növekvő dél-kelet-európai régióban. Emellett az európai távlati projektek is kiemelt szerephez jutnak, így a Nabucco-projekt is.


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10 000
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0
2001
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Földgáz értékesítés források szerint
Import forrás
Hazai forrás

Átlagos import / értékesítési ár (Ft/m³)


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Átlagos import ár
Átlagos értékesítési ár



A beregdaróci kompresszorállomás is jól vizsgázott a téli nehézségek során

A régióban jelenleg is működő nagynyomású gázvezeték-hálózat, valamint a tervezett Nabucco-vezeték nyomvonala


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A
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MOL–INA partnerség

A MOL jelenlegi részesedése az INA horvát nemzeti olajvállalatban 25% plusz 1 részvény. Erre a részesedésre a MOL Rt. 2003. novemberben tett szert, és vált az INA stratégiai partnerévé.

A horvát kormánnyal kötött megállapodás értelmében a MOL két főt delegált az INA felügyelőbizottságába valamint igazgatóságába, amely a pénzügyi igazgatói és társasági szolgáltatások igazgatói funkciót jelenti. A MOL saját transzformációs tapasztalatai alapján szakértői támogatást nyújt az INA részére, ezzel is segítve megfelelését az iparág közeljövőben várható kihívásainak.



A MOL 2003 novemberében vált az INA stratégiai partnerévé

Ezzel a stratégiával összhangban a MOL üzletileg és szakmailag támogatja az INA-finomítók modernizációs programját. Az EU-szabványoknak megfelelő szintű termékek gyártásán túl a finomítókban környezetbarát technológiát fognak alkalmazni. Az összességében 800-900 millió USD értékű beruházási projekt több fázisban kerül megvalósításra, és kiterjed a maradékfeldolgozásra is. A projekt a sisaki finomító kénkinyerő üzemére kötött szerződéssel kezdődött meg 2005-ben.

A MOL tapasztalataira és know-how-jára támaszkodva az INA 2004-ben bevezette a „ellátási lánc" koncepciót és irányítási rendszert. Ezen filozófia bevezetésének első eredményei 2005-ben már megjelentek a teljes ellátási lánc mentén bevezetett költségkontroll segítségével a kőolajbeszerzéstől a termékértékesítéseken át egészen a javuló vevői kapcsolatokig. Az INA és a MOL célja, hogy tovább javítsa és harmonizálja ezeket a te-

vékenységeket a finomítás és kereskedelem működési hatékonyságának javítása érdekében.

A dél-kelet-európai régióban a konszolidált marketing-stratégia részeként az INA és a MOL közös partnerségi pályázaton indult a Bosznia-Hercegovina Föderáció vezető nagykereskedelmi és kiskereskedelmi pozícióját birtokló Energopetrol d.d. Sarajevo cégért. A két vállalat továbbra is vizsgálja a potenciális régiós akvizíciós lehetőségeket.

Kiskereskedelmi együttműködésünk keretében az INA és a MOL 2005-ben befejezte az üzemanyagkártyák kölcsönös elfogadási programját.

A horvát–magyar határ menti közös mezőművelésen túl a nemzetközi kutatási-termelési üzletek terén is együtt keressük a lehetőségeket, ezzel megosztva a kockázatokat és egyesítve pénzügyi és emberi erőforrásainkat.

A MOL támogatást nyújt az INA részére az integrált SAP-alapú „Enterprise Management System" bevezetéséhez és alkalmazásához, amely bizonyítottan értéket jelentett a MOL-csoport számára annak bevezetése óta.

Az üzleti folyamatokban kezdeményezett változások, mint az INA-ban elindított költségcsökkentési projekt és az integrált beszerzési rendszer, hozzájárulnak a működési hatékonyság javításához.

Az INA, partneri kapcsolatban a MOL-lal, stratégiai pozícióval rendelkezik a gyorsan növekvő dél-kelet-európai kőolajtermék-piacon. Kapcsolatunk további fejlődése lehetővé teszi számunkra a kihívásokkal szembeni hatékonyabb fellépést regionálisan, valamint a felmerülő szinergiák kiaknázását üzleti tevékenységeink hatékonyabbá tétele érdekében.



A finomítói fejlesztések befejezését követően az INA termékei a legmagasabb EU minőségi követelményeknek is megfelelnek



Az INA és a MOL együtt egy jelentős növekedési potenciállal rendelkező fókuszált kutatás-termelés portfóliót tudnak kialakítani



30
CZ
SK
253
2
6,1 mtpa
A
23
8,1 mtpa
H
355
6
137
10
SLO
RO
2,2 mtpa
1
1
4,5 mtpa
HR
412
BIH
41
Finomítói kapacitás
459 Töltőállomások száma (INA)
834 Töltőállomások száma (MOL-csoport Lengyelországgal együtt)

Az INA és a MOL kiskereskedelmi hálózata lefedi a közép-kelet-európai régiót az Adriai-tengertől a Fekete-tengerig



Társasági értékek

A 2005-ös év a MOL-csoport számára a vállalatok társadalmi felelősségvállalását érintő tevékenységek fejlődése, valamint a környezeti, gazdasági és társadalmi kérdések integrálása terén kiemelkedő időszaknak tekinthető. A nemzetközi gyakorlattal összevetve és saját tapasztalataink alapján meggyőződésünk, hogy a fenntartható fejlődés irányába tett erőfeszítéseink nem voltak hiábavalóak, és hosszú távon mindenképpen megtérülnek.

A tettek mezején

A fenntartható fejlődés célja a jobb életminőség biztosítása mind a jelen, mind a jövő generációi számára. Ez egy olyan komplex, folyamatosan fejlődő koncepció, mely kiterjed a társadalom, a gazdaság és a környezetvédelem minden területére. A vállalatok szempontjából vizsgálva, a rájuk háruló szerep a vállalatok társadalmi felelősségvállalása (Corporate Social Responsibility) alapelvei keretében körvonalazódik.

Elkötelezettségünk

Vállalatunk elkötelezett a fenntartható fejlődés irányában. Támogatjuk a kutatásokat és a legjobb gyakorlatok elterjesztését. A fenntartható fejlődés hosszú távú üzleti sikerünk szerves része. Elkötelezettségünkhöz híven törekszünk a folyamatos fejlődés megvalósítására, valamint hogy a környezetvédelmi, társadalmi és gazdasági kérdések hangsúlyos megítélésben részesüljenek folyamataink során. Minden területen kiemelkedő működésre törekszünk, és célunk, hogy az érintett felek termékeink és szolgáltatásaink kiváló minőségén, és az általunk becsben tartott értékeken keresztül ítéljenek meg bennünket.

Környezetünk védelmében

- Új integrált szennyvízkezelő rendszer létesítése a Dunai Finomítóban
- Bioüzemanyag-gyártás megkezdése
- Kizárólag kénmentes üzemanyagok forgalmazása

Integrált felelősség

Az egyenlő esélyek megteremtése a jelen és jövő generációi számára akkor valósulhat meg, ha tetteinkért minden területen felelősséget vállalunk. A MOL regionális nagyvállalatként évek óta nemzetközi, multikulturális környezetben tevékenykedik, ezáltal megfelelő tapasztalattal és mozgástérrel rendelkezik ahhoz, hogy hatékony intézkedéseket hozzon, és valódi felelősséget tudjon vállalni a működéséből adódó környezeti és társadalmi hatá-

sokért, termékei és szolgáltatásai minőségéért, munkavállalóiért, valamint a közvetlen környezetében élőkért, most és a jövőben egyaránt. Tiszteletben tartjuk a helyi és nemzeti kultúrákat és értékeket, szorgalmazzuk az együttműködést, valamint az ismeretek és tapasztalatok megosztását minden szervezeti szinten. A közösségek tekintetében minden tőlünk telhetőt megteszünk, hogy megbízható partnerré váljunk a társadalmi események, programok, a gyermekek és a tehetségek támogatásában.



Kiemelt figyelmet fordítunk társadalmi szerepvállalásunkra

Társadalmi szerepvállalásunk

- Segíthetek? – Tehetségtámogató Program
- Guruló Színház Program
- Katasztrófasújtott területek rehabilitációja (Pakisztán, Erdély, Sri Lanka, Magyarország)

Teljesítményjelzők

A mutatók segítenek feltérképezni számunkra hol tartunk, milyen irányban haladunk, és milyen stratégiát kell követnünk céljaink megvalósítása érdekében. A MOL-csoport körültekintően gyűjti és ellenőrzi az adatokat, felméréseket végez, valamint folyamatosan felülvizsgálja adatgyűjtési és -kezelési módszereit, amely elengedhetetlen a szennyezésmegelőzés és a hosszú távú fenntartható működés biztosításához.



Természetes eredetű alapanyagokat használunk bioüzemanyagaink gyártása során

Integrált párbeszéd

A többoldalú párbeszéd kialakítása elengedhetetlen ahhoz, hogy a fenntartható fejlődés alapelveit a mindennapi gyakorlatban alkalmazzuk amihez valamennyi érintett fél bevonása és együttműködése szükséges. Ezen felül, lehetőséget nyújtunk a résztvevőknek saját elgondolásaik és érdekeik megfogalmazására és képviseletére is. Következésképpen, a megfelelő teljesítményen túl, a MOL-csoport támogatja a rendszeres párbeszéd kialakulását, a fogyasztók és az egész társadalom növekvő igényeinek kielégítésére.

Munkavállalóinkat érintő változások

- *Új, csoportszintű üzleti angol nyelvoktatási program*
- A végkielégítési rendszer módosítása

Kiterjesztett termékfelelősség

A kiterjesztett termékfelelősség folyamatos kihívás mindazok számára, akik érintettek a termékek életciklusa során, a termékek környezetre gyakorolt hatásának csökkentése *érdekében*. Ezért a MOL-csoport elkötelezett az irányban, hogy lehetőségeihez mérten integrálja a termékfelelősség koncepcióját irányítási és termelési folyamataiba egyaránt. Termékeink tulajdonságainak és folyamataink átgondolásával, valamint az ellátási láncban elfoglalt helyünk és a végfelhasználókkal fenntartott kapcsolataink vizsgálatával képesek vagyunk folyamatosan *javítani termékeink és szolgáltatásaink minőségén*, költségcsökkentő intézkedéseket foganatosítani, valamint vásárlóink számára nagyobb értékeket közvetíteni, kisebb környezeti hatások mellett.

Kommunikáció

Tisztában vagyunk azzal, hogy felelősek vagyunk mindazért *az információért, amit közreadunk*. Folyamatosan törekszünk tehát a mindennapi és rendkívüli események kapcsán felmerülő tájékoztatási igények kielégítésére, az elvárható legnagyobb átláthatóság biztosítása érdekében. Minden évben jelentést készítünk, mely tagvállalataink teljesítményét, fejlődését és eredményeit mutatja be a fenntartható fejlődés kérdéskörét illetően. Ezen felül, a *nemrégiben elindított új, csoportszintű honlapunk* részletes és friss információval szolgál mindezen témákban.

Munkavállalók zárólétszáma (fő)


16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2001
2002
2003
2004
2005
MOL-csoport teljes munkaidőben foglalkoztatott munkavállalóinak száma
MOL Rt.
Leányvállalatok





Kiugró eredmények

Kitűnő teljesítmény – Nagyívű tervek

2005-ben a MOL eredményei jelentősen meghaladták 2002-ben kitűzött pénzügyi céljait: az EBITDA értéke 2,1 milliárd dollárra, az átlagos lekötött tőkearányos megtérülés 27,6%-ra nőtt. 2010-re az EBITDA tervezett értéke eléri a 3,5 milliárd dollárt.

a pénzügyi helyzetről, valamint a működés eredményeiről

Kiemelt pénzügyi eredmények

2005-ben az EBITDA értéke 427,9 Mrd Ft (2,1 milliárd USD) volt, amely több mint kétszerese a 2002-ben kitűzött 1 Mrd USD stratégiai célnak. Az üzleti eredmény 55,7 Mrd Ft-tal 304,4 Mrd Ft-ra emelkedett, melyhez hozzájárultak a korábbi években tett, a termékstruktúra javulását és növekvő értékesítési volumeneket eredményező finomítói technológiai fejlesztések, kedvező termékárak és a növekvő nemzetközi kőolajtermelés. Az üzleti eredmény alapján számított ROACE értéke 27,6% volt, amely szintén jelentősen meghaladja a 17%-os stratégiai célkitűzést. A részvényesek részesedése az eredményből 36,3 Mrd Ft-tal 244,9 Mrd Ft-ra nőtt, amely elsősorban a kiemelkedő üzleti teljesítményt tükrözi, amelyet mérsékeltek a magasabb pénzügyi ráfordítások, elsősorban a devizaalapú hiteleken keletkezett árfolyamveszteség hatása 2005-ben, szemben a 2004. évi árfolyamnyereséggel.

- A Kutatás-termelés éves üzleti eredménye 51,2 Mrd Ft-tal, 105,4 Mrd Ft-ra növekedett, mivel a nemzetközi kőolajtermelés erőteljes növekedése és a magasabb transzferárak ellensúlyozták az alacsonyabb hazai szénhidrogén termelést, a növekvő bányajáradék-fizetést Magyarországon és Oroszországban, valamint a bizonyos hazai mezőkön elszámolt értékvesztést.
- A Feldolgozás és Kereskedelem szegmens üzleti eredménye 177,0 Mrd Ft-ot tett ki, ami 11,4%-kal magasabb 2004-hez képest. Ezt a magasabb üzemanyag-értékesítési mennyiségek, magasabb finomítói crack spreadek és az integrált csoportszintű működésből származó hatékonyságjavulás eredményezte.
- A Földgáz szegmens eredménye 14,4 Mrd Ft-tal, 50,4 Mrd Ft-ra csökkent, miután a hatósági áremelések nem tudták kompenzálni az import gázár jelentős növekedését.
- A Petrolkémia szegmens üzleti eredménye 19,1 Mrd Ft-ra növekedett 2005-ben, szemben a 2004. évi 18,8 Mrd Ft-os eredménnyel. Az üzleti eredményt kedvezően befolyásolták az új kapacitások következtében megnövekedett eladások és a hatékonyságjavító intézkedések, azonban mérsékelte az üzleti környezet kedvezőtlen változása 2005. II. félévben.
- Tovább folytattuk hatékonyságjavító programjainkat, és 2005 végéig 305 millió USD hatékonyságjavulást értünk el, amely meghaladja a 2005 végére kitűzött 260 millió USD célt. A hatékonyságjavító intézkedések eredményeként a csoport zárólétszáma 5,2%-kal csökkent, 14 660 főre a 2004. évi 15 465 főről.
- A beruházások és befektetések értéke 236,7 Mrd Ft-ra csökkent 2005-ben a 2004. évi 254,5 Mrd Ft-os értékéhez képest. A csökkenéshez hozzájárultak az alacsonyabb akvizíciós ráfordítások és a petrolkémiai szegmens alacsonyabb szintű beruházásai. A 2005-ös év beruházásai között szerepel a Shell romániai leányvállalatának megvásárlása és a tárolói párnagáz tulajdonjogának megszerzése. Az eladósodottság 2005. december 31-én 23,4%-ra csökkent (a 2004 végi 24,4%-hoz képest), a nettó hitelállomány 2005. december 31-én 322,4 Mrd Ft volt.
- A működési cash flow a forgótőkeigény változása nélkül 3%-kal növekedve 397,2 Mrd Ft-ot ért el. Forgótőkeigény-változásokkal és a fizetett adóval együtt a működési cash flow 13%-kal, 282,2 Mrd Ft-ra csökkent, főként a növekvő termékárak és vegyipari termékek magasabb készletszintje miatt.

Működési környezet áttekintése

A nemzetközi, a regionális és a hazai gazdasági környezet alakulása jelentős hatással volt a MOL 2005. évi pénzügyi és működési teljesítményére. Az eredményt különösen pozitívan befolyásolta a magasabb finomítói crack spread, de a második félévben fellépő kedvezőtlen petrolkémiai tendenciák negatív hatással voltak a szegmens eredményére. A magyarországi fogyasztói inflációs ráta 2005-ben 3,6% volt szemben a 2004. évi 6,8%-kal. Szlovákiában a fogyasztói inflációs ráta 2005-ben tovább csökkent, s értéke 2,7% volt a 2004. évi 7,5%-kal szemben. A forint 2005-ben tovább erősödött az USA-dollárral szemben: az éves átlagos árfolyam 2005-ben 199,7 Ft/USD, míg 2004-ben 202,6 Ft/USD volt. 2005-ben a forint az euróval szemben 1,4%-kal erősödött. A szlovák korona 2005-ben 3,6%-kal erősödött az euróval szemben, míg 2004-ben ez az érték 3,5% volt. A magyar GDP növekedési üteme 2005-ben 4,1%, 2004-ben 4,6% volt. Szlovákiában a GDP növekedési üteme 6,0% volt 2005-ben (2004-ben 5,5%). A közép-európai térségben 2005-ben a motorbenzin-felhasználás megközelítőleg 1%-kal csökkent, míg a motorikus gázolaj iránti kereslet 6-7%-kal nőtt.

2005-ben a Brent kőolaj dollárban számolt átlagos árszintje 42,5%-kal növekedett. A fő olajtermékek jegyzésárai (a vegyipari benzin és a fűtőolajok kivételével) 2005-ben a kőolajár-növekedésnél nagyobb mértékben emelkedtek, ennek következtében a kőolaj-feldolgozás eredményességét alapvetően meghatározó crack spreadek (az adott kőolajtermék és a Brent kőolaj jegyzésára közötti különbség) is jelentősen növekedtek az előző évihez képest. Az átlagos Brent kőolajár 54,5 USD/hordó volt, szemben az előző évi 38,3 USD/hordó átlagárral. Az orosz Ural Blend – a MOL Rt. kőolajvásárlásában meghatározó kőolajtípus – átlagos mediterrán tőzsdei jegyzésára 50,9 USD/hordó volt, ami 47,5%-os növekedés a 2004. évi 34,5 USD/hordó árhoz képest. Az átlagos FOB Rotterdam benzinár 34%-kal, a gázolajár 41%-kal, a vegyipari benzinár pedig 26%-kal emelkedett. A MOL fő termékeinek crack spread-jei jelentősen nőttek. A benzin FOB Rotterdam átlagos crack spreadje 10%-kal, a gázolajé 34%-kal emelkedett, míg a vegyipari benziné 29%-kal csökkent.

Az új EU-konform földgázár-szabályozási rendelet 2004. január 1-jétől lépett életbe (69/2003. GKM). 2004-ben megvalósult a magyarországi földgázpiac liberalizációja. Annak ellenére, hogy minden nem lakossági fogyasztónak biztosított a közüzemi piacról történő kilépés lehetősége, eddig még kevés számú ipari nagyfogyasztó döntött a szabadpiacról való vásárlás mellett. A versenypiac forgalmának részaránya elérte a teljes fogyasztás 9%-át. A köz-szolgáltatás valamennyi szegmensében továbbra is hatósági árszabályozás érvényesül, míg a szabadpiacon csak a szállítóvezeték-hálózatokhoz való hozzáférés szabályozott. A lakossági gázáremelések hatásának enyhítése érdeké-ben egy kompenzációs alap került létrehozásra. Az alap forrását az 1998 előtt termelésbe állított hazai szénhidrogén-mezőkből kitermelt földgáz után fizetendő extra bányajáradék és – a szabályozás módosítását követően – a közüzemi nagykereskedő által elért, a szabályozás által biztosítottnál magasabb bevétel képezi. Kompenzációban részesülnek a közvetlen lakossági földgázfogyasztók, a földgázbázison előállított távhővel ellátott háztartások, vala-mint a vezetékes propán-bután lakossági fogyasztók.

A földgáz és egyes finomított termékek értékesítését nagymértékben befolyásolják éven belül az időjárási viszo-nyokban bekövetkező változások. A MOL-csoport működési eredményeiben ugyan tükröződnek ezeknek a szezo-nális keresleti ingadozásoknak a hatásai, de a társaság integrált jellege következtében ezek a hatások mérsékelteb-bek. A földgáz és a tüzelőanyagként felhasznált kőolajtermékek iránti kereslet általában a harmadik negyedévben a legalacsonyabb, október és március között pedig a legmagasabb. A motorikus üzemanyagok iránti kereslet általában a második és harmadik negyedévben a legmagasabb, és az első negyedévben a legalacsonyabb.

A Társaság a Magyarországon termelt földgáz és kőolaj után a magyar államnak 12% bányajáradékot fizet. A 2003-ban elfogadott gáztörvény (GET) és a kapcsolódó végrehajtási rendeletek alapján a MOL Rt. 1998 előtt termelésbe állított mezőiből származó földgáztermelést terhelő bányajáradék mértéke a 2004. évi 57%-ról 2005-ben 64%-ra növekedett az import gázár emelkedése miatt. A többletbányajáradék-befizetési kötelezettség 50,4 Mrd Ft-tal rontotta a Kutatás-termelés szegmens 2005. évi eredményét. Az elkövetkező években a bányajáradék százalékos mértéke – feltételezve, hogy a gázár növekedése alatta marad az elismert költség növekedésének – egy meghatá-rozott formula szerint fokozatosan csökken egészen addig, amíg el nem éri a – MOL és a gazdasági és közlekedési miniszter közötti megállapodás értelmében egy 1,02-1,05 értékű szorzótényezővel módosított – 12%-os szintet. Ez a megállapodás határozza meg a MOL által fizetendő bányajáradék mértékét a meglévő hazai mezőkből kitermelt szénhidrogénekre vonatkozóan 2020-ig.

Fontosabb pénzügyi adatok szegmensenként

Külső értékesítés nettó árbevétele[1]

	2005. év millió forint	2004. év millió forint
Kutatás-termelés	30 650	40 328
Feldolgozás és Kereskedelem	1 499 912	1 183 106
Földgáz	641 331	530 344
Petrolkémia	275 961	197 539
Központ és egyéb	7 310	4 513
Összesen	**2 455 164**	**1 955 830**

Üzleti eredmény[2]

	2005. év millió forint	2004. év millió forint
Kutatás-termelés	105 374	54 167
Feldolgozás és Kereskedelem	176 987	158 902
Földgáz	50 415	64 841
Petrolkémia	19 114	18 801
Központ és egyéb	-41 788	-51 977
Szegmensek közötti átadás[3]	-5 666	4 037
Összesen	**304 436**	**248 771**

[1] A külső értékesítés nettó árbevétele csak a csoporton kívüli harmadik felek részére történő értékesítéseket tartalmazza. Az egyes szegmensek teljes nettó árbevétele 2005-ben a következő volt: Kutatás-termelés 289 497 millió Ft, Feldolgozás és Kereskedelem 1 767 374 millió Ft, Földgáz 661 761 millió Ft, Petrolkémia 355 697 millió Ft valamint Központ és egyéb szegmens 97 258 millió Ft, míg az egyes szegmensek teljes nettó árbevétele 2004-ben a következő volt: Kutatás-termelés 208 521 millió Ft, Feldolgozás és Kereskedelem 1 347 458 millió Ft, Földgáz 541 279 millió Ft, Petrolkémia 246 309 millió Ft, valamint Központ és egyéb szegmens 93 006 millió Ft.

[2] Az üzleti eredmény a harmadik félnek, valamint más szegmensnek történő értékesítésekből származó eredményt foglalja magában. A Kutatás-termelés kőolajat, kondenzátumokat és PB-gázt ad át a Feldolgozás és Kereskedelemnek, valamint földgázt a Földgáz szegmensnek. A Feldolgozás és Kereskedelem vegyipari alapanyagot, propilént és izobutánt ad át a Petrolkémiának, a Petrolkémia szegmens különböző melléktermékeket a Feldolgozás és Kereskedelemnek. A belső transzferárak az aktuális piaci árakon alapulnak. A földgáz transzferára megegyezik az átlagos importárral. A szegmenseredmények az adott szegmenshez tartozó, teljes körűen konszolidált leányvállalatok eredményeit is tartalmazzák.

[3] A szegmensek közötti átadás soron az ezen tranzakciókból származó nem realizált eredmény változását mutatjuk ki. Nem realizált eredmény akkor keletkezik, amikor az átadott tétel a fogadó szegmensnél készleten van az időszak végén, és csak a későbbi időszakban kerül értékesítésre harmadik fél felé. A szegmensszintű kimutatásokban az átadó szegmens az átadáskor azonnal elszámolja a tranzakción keletkező nyereséget. Társasági szintű eredmény szempontjából azonban a nyereség csak a harmadik félnek történő értékesítéskor kerül elszámolásra. Szegmensek közötti átadáson nem realizált profit elsősorban a Kutatás-termelésből a Földgáz szegmensbe, illetve a Feldolgozás és Kereskedelemből a Petrolkémia szegmensbe történő átadásnál keletkezik.

Értékesítés árbevétele, működési költségek és üzleti eredmény

A Csoport nettó árbevétele 2005-ben 26%-kal nőtt, és 2455,2 Mrd Ft-ot tett ki, főként a finomítói termékek és a földgáz magasabb átlagos értékesítési árát és a magasabb értékesített mennyiséget tükrözi. A Magyarországon kívüli értékesítésből származó árbevétel 1175,9 Mrd Ft volt, amely az összes értékesítés 48%-át jelentette.

Az anyag jellegű ráfordítások 34%-kal növekedtek, ami meghaladta az értékesítési bevételek növekedésének szintjét. Ezen belül az anyagköltség 43%-kal növekedett, főként az importkőolaj árának meredek emelkedése és a feldolgozott kőolaj mennyiségének növekedése következtében. Az eladott áruk beszerzési értéke 27%-kal növekedett, javarészt az importgázár növekedésének 109,6 Mrd Ft-os és a nagyobb mennyiségű import gáz értékesítés 7,1 Mrd Ft-os együttes hatása következtében. Az igénybe vett anyag jellegű szolgáltatások és alvállalkozói teljesítmények értéke 4%-kal nőtt, és 111,3 Mrd Ft-ot tett ki.

Az egyéb költségek és ráfordítások 13%-kal, 217,3 Mrd Ft-ra emelkedtek, főként a 2005. III. negyedévi 8,6 Mrd Ft-os szlovákiai Slovnaft-bírság és a magasabb magyarországi bányajáradék következtében.

A személyi jellegű ráfordítások 12%-kal csökkentek, ami tükrözi a végkielégítés megváltásra 2004. IV. negyedévben képzett 25,0 Mrd Ft céltartalék, valamint a több mint 5%-os, MOL-csoportszintű átlagos létszámcsökkentés hatását, melyet mérsékelt a végkielégítés megváltására 2005-ben (a MOL Rt-nél) fordított 2,2 Mrd Ft többletköltség és a 8%-ot meghaladó átlagos bérnövekedés.

Az időszak során felmerült termelési költségből 55,7 Mrd Ft a félkész- és késztermékek készletszintjének növekedéséhez kapcsolódik, szemben a 2004. évi 19,0 Mrd Ft értékkel.

A saját előállítású eszközök aktivált értéke 8%-kal, 24,9 Mrd Ft-ra csökkent, ami még mindig jelentős, összehasonlítva a 2004. évi 27,3 Mrd Ft értékkel.

Kutatás-termelés áttekintése

A Kutatás-termelés szegmens üzleti eredménye 105,4 Mrd Ft volt, ami 94,5%-kal magasabb a 2004. évi szintnél. Az eredmény alakulásában meghatározó szerepe volt a kedvező iparági környezet mellett a nemzetközi kőolajtermelés erőteljes növekedésének. A kőolaj-átadási átlagár 40,5%-kal, míg a hazai termelésű gáz transzferára 42,8%-kal növekedett 2004-hez képest.
A szegmens működési bevételei összességében 84,5 Mrd Ft-tal növekedtek a nemzetközi kőolajtermelés mennyiségének, valamint az értékesítési árak emelkedésének következtében. A működési költségek – elsősorban a ZMB-projektnél jelentkező többlettermelés, valamint a bányajáradék-fizetési kötelezettség növekedése következtében – 33,3 Mrd Ft-tal alakultak magasabban a 2004. évi szinthez képest. A hazai termelés után a MOL Rt. által fizetett bányajáradék a 2004-es 59,3 Mrd Ft-ról 12,5 Mrd Ft-tal, 71,8 Mrd Ft-ra nőtt. Ebből a földgáztermelés után fizetett többlet bányajáradék összege 50,4 Mrd Ft volt 2005-ben, ami 8,6 Mrd Ft növekedés 2004-hez képest. A mezőfelhagyási céltartalék felülvizsgálatával összefüggésben a Csoport megvizsgálta a kutatás-termelési eszközök megtérülését, aminek eredményeképpen 2005. IV. negyedévében 7,5 Mrd Ft értékvesztés került elszámolásra a néhány szüneteltetett és kimerülőben lévő mező esetében.

A ZMB üzleti eredményhez való hozzájárulása – a magasabb kőolajárak és az előző évet 19,2%-kal meghaladó termelési volumen kedvező hatása következtében – 21,4 Mrd Ft-tal nőtt a 2004. évhez képest.

2005 végén a MOL-csoport 32 magyarországi kutatási blokkal rendelkezett, amelyek összterülete 36 279 km^2-t tett ki. A 33. kutatási blokkunk engedélyének meghosszabbítása az év végén folyamatban volt. 2005-ben 10 kutatási területi engedély járt le, melyből kilencet meghosszabbítottunk, egy eljárás folyamatban van.

A 2005. december 31-i fordulónapra vonatkozó készletértékelés szerint a MOL-csoport összes nettó bizonyított (termelésbe állított és nem termelésbe állított) szénhidrogénkészlete 213,8 millió hordóegyenérték (Mboe) volt, amely 19,2 Mrd m^3 (133,7 Mboe) – kondenzátummal és folyékony gáztermékekkel együtt értelmezett – földgázból és 10,8 Mt (80,1 Mboe) kőolajból állt. A 2004. december 31-i nettó bizonyított (termelésbe állított és nem termelésbe állított) szénhidrogénkészlet 240,2 Mboe volt, ami 21,5 Mrd m^3 (152,9 Mboe) földgáz és 11,7 Mt (87,3 Mboe) kőolaj. A készletpótlási arány 91,4% volt az elmúlt három év átlagában.
A magyarországi új találatok és mezőkiterjesztések 2,8 Mboe-kel növelték a bruttó bizonyított készleteket, míg további 11,1 Mboe növekedés a fokozott olajkinyerési eljárásnak köszönhető; mindezek a többlet-bányajáradék hatására a nettó készletben 2,2, illetve 7,7 Mboe növekedést jelentenek. A 2005. évi kitermelés 17,2 Mboe-kel, a készletátértékelés további 26,5 Mboe-kel csökkentette a nettó készletet.
2005 folyamán egy új, független készletaudit készült a DeGolyer és MacNaughton által 2004. december 31-ei dátumra vonatkozóan a ZMB-mező kitermelhető készleteinek meghatározására. Ezen audit értelmében a ZMB-mező 2004. év végi bruttó bizonyított készlete 48,2 Mbbl-lel 125,4 Mbbl-re növekedett. A fent említettek következtében a MOL részesedése a bruttó bizonyított készletből – a 2005. évi 10 Mbbl-es termelést is figyelembe véve – 52,8 Mbbl volt 2005. december 31-én.

2005-ben folytattuk az ígéretesnek látszó külföldi kutatási projektjeinket Kazahsztánban, Pakisztánban és Jemenben.

A MOL Rt. – 100%-os leányvállalatán, a MOL Caspian Ltd-n keresztül – 2004. július 1-jétől 22,5%-os részesedés vásárlása révén részt vesz a kazahsztáni Fedorovszkij blokk kutatásában. Jelenleg a második kutatási fázis műveletei folynak, ennek keretében két kutatófúrás mélyítése és szeizmikus mérés képezi a kötelező munkaprogramot. A szeizmikus mérés és az első kutatófúrás mélyítése 2005-ben befejeződött. A Zhaik 1 fúrásnál 5600 m mélység alatt olaj és gáz jelentkezett, amelynél azonban a szokásos vizsgálatokat technikai okok miatt nem lehetett elvégezni. Ezt követően 3D-s szeizmikus mérést végeztünk, és 2006. év végén egy feltáró fúrást mélyítünk. A második kötelező fúrás, a Zharsuat 5 mélyítése jelenleg folyamatban van. A konzorcium 2008. május 11-ig további két év kutatásiengedély-hosszabbítást kapott, amely alatt 100 km^2 3D-s szeizmikus mérést kell megvalósítania. Belépéskor a MOL (22,5%) partnerei a kutatásban az Avery Worldwide Ltd (operátor, 55%) és a FIOC (22,5%) voltak. 2005. februárban a MOL – az Avery Worldwide Ltd részesedésének az EVL felé történő eladását követően – további 5% megszerzésével 27,5%-ra növelte érdekeltségét, és a kutatás operátora lett.

A pakisztáni Tal blokkban, amelyben a MOL 10%-kal részesedik és egyben ellátja az operátori szerepet, a Manzalai-1 fúrás próbatermeltetése 2005. év elején beindult, napi 9700 boe gáz és 600 hordó kondenzátum kerül kitermelésre, amelyek értékesítése a helyi piacon történik. A második feltáró fúrás lemélyítése megtörtént a Manzalai szerkezetre (Manzalai-2 fúrás), amely négy szintből jelentős gáz- és kondenzátumtalálatot eredményezett. A két eredményes fúrás alapján 2006-ban várhatóan termelési koncessziót kérünk a Manzalai mezőre. A 2005. év januárjában felfedezett Makori olaj-/kondenzátum-/gáztelep kútjának próbatermeltetése is megkezdődött, tervezett napi kapacitása 2500 hordó olaj és 3000 boe gáz. 2005-ben 3D-s szeizmikus mérést végeztünk a mezőn. Kiterjedt kutatási stratégiánk folytatásával 2006-ban három további kutatófúrás mélyítését tervezzük. A MOL továbbra is aktívan keres további kutatási lehetőségeket a térségben, és egy új kutatási blokk megszerzésére nyújtottunk be ajánlatot.

A jemeni projekt 49-es blokkjában a MOL 2006-ban – további kötelezettségvállalás nélkül – egy többségi partnerbevonást hajtott végre, melynek keretében 75%-os részesedést értékesítettünk a CCC-nek cserébe egy további kutatófúráshoz kapcsolódó költségeink átvállalásáért. A Jemen 48-as blokkban a geológiai kockázat csökkentése végett további szeizmikus mérésekkel bővítettük a munkaprogramot. A tevékenység elhúzódása miatt kértük a kutatási jogosultság meghosszabbítását, amelyet megkaptunk a jemeni hatóságtól. 2006 közepén két kutatófúrást magába foglaló kutatási programot kezdeményezünk.

A napi belföldi kőolaj- és földgáztermelés átlagosan 73,3 ezer boe volt 2005-ben a 2004. évi 78,4 ezer boe-kel szemben. A kőolaj-egyenértékben kifejezett termelés 73,3%-át a földgáztermelés adta 2005-ben (73,5% 2004-ben). A kondenzátumtermelés mennyisége közel 10%-kal csökkent, 229 kt-ról 206 kt-ra. Hét mezőben alkalmaztunk fokozott olajkinyerési (EOR) eljárást, amely a teljes hazai kőolajtermelés 13,8%-át, azaz 0,1 Mt-t tett ki.

2005-ben a hazai bruttó kőolajtermelés 0,9 Mt volt, amely 12,0%-os csökkenést mutat az előző évhez viszonyítva. A földgáztermelés (nettó szárazgáz) 2,8 Mrd m^3 volt 2005-ben, mely 2,9%-os csökkenést mutatott 2004-hez képest a kitermelés következtében fellépő rétegnyomás-csökkenésből és a mezők vizesedéséből adódóan. Azonban ezt a negatív hatást mérsékelte a hosszúpályi gázmező termelésbe állításából származó többlettermelés.

2005-ben folytatódott a ZMB-mező közös termeltetése. Előző kilépett partnerünk helyét a Russneft integrált kőolajtársaság vette át. A mező kőolajtermeléséből a MOL részesedése 2005-ben 1,369 Mt (27 300 hordó/nap) volt, ami 19,2%-os növekedést jelent az előző évhez viszonyítva.

A nemzetközi kőolajtermelés kedvező hatása ellenére a folyó fajlagos szénhidrogén-kitermelési költség (beleértve a gazolintermelést is) a 2004. évi 3,1 USD/hordóegyenértékről 2005-ben 3,4 USD/hordóegyenértékre, míg a földgázkitermelés folyó fajlagos költsége 17,9 USD/Em^3-ről 19,2 USD/Em^3-re emelkedett. A fajlagos költségek növekedésében alapvetően a csökkenő hazai termelés és az USA-dollár forinttal szembeni gyengülése játszott szerepet.

Feldolgozás és Kereskedelem áttekintése

A szegmens üzleti eredménye 177,0 Mrd Ft volt 2005-ben, ami 11,4%-kal haladta meg a 2004. évi szintet, főként a magasabb értékesítési volumenek és a kedvező finomítói crack spreadek hatására.
Versenyelőnyeink, a MOL és a Slovnaft közötti szinergiák kihasználása, az üzletek integrációja, az erős Brent-Urál különbözet és az aktív ellátásilánc-menedzsment szintén hozzájárultak a kedvező eredményekhez. A fenti kedvező tényezők hatását viszont némiképp mérsékelte a helyi valuták dollárral szembeni erősödése.

Az összes feldolgozott kőolaj mennyisége 12,0 Mt-ról 12,4 Mt-ra növekedett (3,1%-os növekedés). A magyarországi feldolgozás (7,0 Mt) 10,3%-kal volt több, mint a 2004. évi szint. Ezen belül a hazai kőolaj részaránya tovább csökkent, a Dunai Finomítóban feldolgozott mennyiség már csak 13,0%-ot tett ki (2004-ben 15,5%), míg a feldolgozott importkőolaj 13,6%-kal növekedett. A Slovnaft 5,4 Mt importkőolajat dolgozott fel.
A finomítói termékek összes értékesítése – beleértve a PB- és gáztermékvolumeneket, de figyelmen kívül hagyva a Petrolkémia szegmensnek értékesített vegyipari alapanyagokat – 11,8 Mt-t ért el 2005-ben az előző évi 11,5 Mt-val szemben. A javulás (0,3 Mt) főként a magasabb magyarországi értékesítésnek köszönhető, de exportunk is növekedett.

A magyar piacon összes eladásunk a fűtőolaj-értékesítés 27%-os csökkenése ellenére 0,2 Mt-val emelkedett, alapvetően a magasabb értékű dízel- és kerozintermékek értékesítés növekedése következtében.
A Csoport Magyarországon kívüli eladásai 7,4 Mt-ról 7,5 Mt-ra növekedtek. Ezen belül a szlovák piacon kismértékben elmaradtunk az előző évi értékesítésünktől. A Magyarországon és Szlovákián kívüli piacokra irányuló export bővülése 0,1 Mt (2%) volt, amiben továbbra is kedvező szerepet játszott a finomítói termelés és a csoportszintű ellátásilánc optimalizációja, amely a regionális versenyképességünk növekedését eredményezte.

A magyarországi üzemanyag-kereslet 7,1%-kal bővült, a MOL üzemanyag-eladása ennél valamivel kisebb mértékben, 6%-kal emelkedett. A motorbenzinek iránti kereslet változatlan maradt a magas árak és a dízelüzemű autók használatára való áttérés hatására. Értékesítésünk kismértékben, 1,0%-kal csökkent, melynek hatására motorbenzinpiaci részesedésünk is enyhén mérséklődött, de még így is jelentős maradt. Ugyanakkor a motorikus gázolaj hazai fogyasztása, amely sokkal inkább a gazdasági fejlődésre, mint az árakra érzékeny, jelentősen, 12%-kal emelkedett a fuvarozási ágazat növekvő felhasználásának hatására, többek között az intenzív magyarországi beruházásoknak köszönhetően. A magas crack spreadek következtében erősödött az importverseny, ennek ellenére gázolaj értékesítésünk közel 11%-kal növekedett.

Magyarországi finomítói lefedettségünk így a motorbenzineknél 81%-ot, míg a motorikus gázolajnál 82%-ot tett ki.

A szlovák üzemanyagpiacon hasonló tendencia érvényesült, mint Magyarországon. A motorbenzin-fogyasztás kismértékű növekedése mellett a dízel iránti kereslet több mint 11%-kal bővült. Az erősödő importnyomás következtében benzineladásunk csökkent, dízelértékesítésünkben pedig nem tudtuk a piac növekedését teljes mértékben kihasználni. Így piaci részesedésünk mindkét termék esetében elmaradt az előző évitől, és 64%-ot, ill. 65%-ot tett ki. Ugyanakkor a végfelhasználók tekintetében Magyarországon megtartottuk, Szlovákiában pedig kismértékben növeltük üzemanyag-piaci részesedésünket.
Motorikus üzemanyag-exportunk mennyisége a régióban[1] 2%-kal csökkent, ugyanakkor teljes regionális üzemanyag-értékesítésünk[2] 1%-kal növekedett a magasabb magyarországi és szlovákiai dízel eladások következtében.

2005-ben jelentősen nőtt a Petrolkémia szegmensnek átadott alapanyag-mennyiség, összhangban a krakkoló kapacitás növekedésével, amelynek építése az elmúlt évben fejeződött be a csoportszintű optimalizáció részeként. Az átadott mennyiség 2515 kt-t tett ki, ami 32%-kal több, mint az előző évben. Ebből a vegyipari benzin 1746 kt, a vegyipari gázolaj 365 kt volt (ugyanezen termékek 2004-ben 1427 kt, illetve 120 kt).
A Petrolkémia szegmens 2005-ben 708 kt különböző mellékterméket adott át továbbfeldolgozásra a Feldolgozás és Kereskedelem szegmensnek (556 kt 2004-ben).

[1] Értékesítés Ausztriában, Szlovéniában, Csehországban, Lengyelországban, Romániában, Horvátországban, Bosznia-Hercegovinában és Szerbia-Montenegróban.

[2] Értékesítés a felsorolt országokban, valamint Magyarországon és Szlovákiában.

Az infrastrukturális beruházások növekedésének következtében a bitumen iránti kereslet mind Magyarországon, mind Szlovákiában jelentősen megnőtt. Ennek köszönhetően hazai bitumenértékesítésünk mindkét országban jelentősen emelkedett (48%, ill. 65%).

2005-ben a PB- és gáztermékek magyarországi piaca szűkült. 76%-os piaci részesedéssel megőriztük piacvezető pozíciónkat a nagykereskedelemben, kiskereskedelmi részesedésünk pedig 2005-ben változatlanul 22%-ot tett ki.

Az EU 2005 finomítói fejlesztési projekt lezárultával, 2005. júliustól teljes benzin- és gázolajtermelésünk 10 ppm alatti kéntartalmú üzemanyag, amely tovább erősíti vezető pozíciónkat a minőség területén. Szintén júliustól a régió különböző jogi szabályozásaival összhangban teljesítjük a bioüzemanyag-tartalomra vonatkozó előírásokat.

Autógáz-értékesítésünk, azaz autózási célú PB-értékesítésünk 30,9%-kal nőtt az előző évhez képest. A MOL autógáz-eladási helyeinek száma 159 volt. Ez az értékesítési helyek 6-tal történő bővülését jelentette.

A hazai üzemanyag-kiskereskedelmi értékesítésünk a 2005. évben 3,8%-kal csökkent 2004-hez képest. A csökkenés legfőbb oka a jelentős áremelkedés miatt árérzékenyebbé váló motorbenzin-kereslet volt, amely miatt a fogyasztók egy része a diszkontkutakat választotta. A motorbenzineknél jelentkező mintegy 9,7%-os csökkenést mérsékelte a motorikusgázolaj-eladásunknál tapasztalható 3,2%-os emelkedés, elsősorban a kártyás értékesítés erősödése miatt. A Magyar Ásványolaj Szövetség (MÁSZ) adatai alapján kiskereskedelmi piaci részesedésünk a motorbenzineknél 37,4%, a gázolajoknál 44,6% volt. Magyarországi shopértékesítésünk a 2005. évben az előző évhez hasonlóan alakult, míg az egy liter üzemanyagra jutó shopeladások értéke 3,3%-kal nőtt. Kártyás üzemanyag-értékesítésünk tovább erősödött, és 6,2%-kal nőtt a 2004. évhez képest.

Tovább folytattuk 2005-ben a töltőállomás-hálózat hatékonyságát növelő programunkat Szlovákiában, melynek eredményeként 31 alacsony forgalmú töltőállomást zártunk be – így az egy töltőállomásra jutó üzemanyag-értékesítés Szlovákiában 8,3%-kal nőtt 2004-hez képest. A Slovnaft szlovákiai kiskereskedelmi piaci részesedése a SAPPO adatai alapján a benzin esetében 40,8%, míg a gázolajnál 42,6% volt. A szlovák piacon 22,9%-kal bővítettük shopértékesítésünket – nagyrészt a magasabb dohányáru- és autópályamatrica-eladások és két töltőállomásnál lévő étterem megnyitásának következtében –, így az egy liter üzemanyagra jutó shopértékesítés 24,1%-kal emelkedett.

Romániában (MOL Románia és MOL RoComert együtt) üzemanyag-értékesítésünk 2005-ben több mint kétszeresére (104,3%-kal) nőtt a töltőállomás-hálózat növekedése (főként a Shell Romania akvizíció keretében 59 töltőállomás megvásárlása miatt) és az egy töltőállomásra jutó magasabb értékesítés következtében. A MOL romániai kiskereskedelmi részesedése jelentősen, 13%-ra növekedett. A román piacon a shopértékesítésünket 45,1%-kal növeltük. Ebben a hálózatnövekedés játszott szerepet, valamint az, hogy 2005. január 1-jétől a kormány kötelezővé tette Romániában az autópályamatrica használatát.

Kiskereskedelmi hatékonyságnövelő programunk keretében 2005-ben 11 kutat értékesítettünk Csehországban.

Év végén 834 töltőállomással rendelkeztünk (beleértve a nem teljes körűen konszolidált leányvállalatokat is), ebből fő piacainkon, Magyarországon 355, Szlovákiában 253, Csehországban 30, Romániában 137 töltőállomás üzemelt.

Petrolkémia áttekintése

A petrolkémiai szegmens üzleti eredménye 2005-ben 19,1 Mrd Ft volt, ami kismértékű növekedést mutat az elmúlt évhez képest (2004-ben 18,8 Mrd Ft). Az eredmény alakulását kedvezően befolyásolta az új kapacitások belépésével megnövekedett értékesítés, illetve a javuló belső működési hatékonyság, míg a II. félévben jelentkező kedvezőtlen piaci tendenciák negatívan hatottak az üzleti eredményre. A vegyipari integrált margin éves szinten ugyan kismértékben növekedett, 2005. II. félévben azonban 14,7%-os csökkenést mutatott 2004 hasonló időszakához képest.

2005-ben a polietilén (PE) árak 11-14%-kal növekedtek, míg a polipropilén (PP) árak 16-17%-kal alakultak magasabban az elmúlt évinél. Az alapanyaghoz számított PE árrések 3-5%-kal emelkedtek, míg a PP árrés 7%-kal csökkent.

A polimereladások volumene 1065 kt volt 2005-ben, ami 22,2%-os növekedést jelent az előző évhez képest. A növekedés jelentős része a HDPE (+68%), illetve PP (+17%) termékkörben jelentkezett, főként a TVK új HDPE-,

illetve a Slovnaft új PP-üzemének beindulása következtében. A polimerértékesítés összetétele az alábbiak szerint alakult: az LDPE részaránya 26%, a HDPE részaránya 33%, valamint a PP részaránya 41% volt. Az összértékesítés 22,5%-kal, 1294 kt-ra emelkedett a TVK új Olefin és HDPE-üzeme, valamint a Slovnaft új PP-üzeme beindulásának eredményeként.

A magyarországi polimerértékesítés 4 kt-val csökkent az előző évhez képest, míg Szlovákiában az értékesítés 9 kt-val esett vissza 2004-hez képest. Az exportértékesítés súlya nőtt a belépő új kapacitások, illetve az egycsatornás értékesítés eredményeként javuló kereskedelmi hatékonyság következtében, így főként az olasz, francia, illetve német piacokon sikerült jelentősen növelni az értékesítésünket.

A MOL-csoport piaci részesedése Magyarországon az LDPE-termékek esetében 58%, a HDPE-termékek esetében 41%, míg a PP-termékek esetében 56% volt, s ez 7 és 12 százalékpontos csökkenést jelent az LDPE- és a PP-termékek körében. A HDPE-termékek piaci részesedése kismértékben növekedett a mennyiségi növekedés következtében.

Más európai piacokon – Magyarországon és Szlovákián kívül – polimerértékesítésünk 206 kt-val növekedett. A teljes értékesítés viszont 209 kt-val növekedett 2004-hez képest a fent említett termékportfólió-átcsoportosítások következtében. Fő exportpiacainkon, Németországban, Franciaországban és Olaszországban a TVK és a Slovnaft egycsatornás értékesítést valósított meg a magasabb megtérülést biztosító végfelhasználói piacokra fókuszálva, melynek következtében az e piacokra irányuló polimerértékesítést növelni tudtuk az előző évhez képest.

Földgáz szegmens áttekintése

A Földgáz szegmens konszolidált üzleti eredménye 50,4 Mrd Ft volt 2005-ben, szemben a 2004. évi 64,8 Mrd Ft-tal. A szegmenseredmény alakulását 2005-ben is három gáztársaság (MOL Földgázellátó Rt., MOL Földgáztároló Rt., MOL Földgázszállító Rt.) eredményének hozzájárulása határozta meg.

Az Európai Bizottság engedélyének megadását követően 2006. január 12-én a MOL és az E.ON-Ruhrgas International (ERI) megállapodtak, hogy a gáztranzakció zárása 2006. március 31-én történt meg. A 2006. március 31-i várható mérleg alapján a Kereskedelem és a Tárolás 100%-os tulajdonjogának vételára módosítva a MOL lehetséges összes jövőbeni, ezen tranzakcióval kapcsolatos pénzügyi kötelezettségeinek maximális összegével 300 millió euró. Emellett az ERI átvállalja a MOL-nak a Tárolással és a Kereskedelemmel szemben fennálló, 600 millió euró értékű teljes tulajdonosi hitelét (szintén a 2006. március 31-i várható mérleg alapján). Az ármódosító tételek hatására a vételár maximum 290 millió euróval növekedhet. Az ármódosítások elszámolása félévente történik 2009 végéig.

Tekintettel a MOL három földgáz leányvállalata közül a MOL Földgázellátó Rt. és a MOL Földgáztároló Rt. eladásáról kötött ERI-megállapodásra, a szegmens eredményét befolyásoló működési és eredményadatokat az eddigi gyakorlattól eltérően társaságonként mutatjuk be.

A MOL Földgázellátó Rt. nem konszolidált üzleti vesztesége 4,7 Mrd Ft volt 2005-ben, szemben a 2004. évi 15,9 Mrd Ft nyereséggel. A veszteség alapvető oka, hogy a szabályozott ár 2004-hez képesti növekedése nem tudta ellensúlyozni az importbeszerzési ár erőteljes növekedésének mértékét. 2004-ben 22,2 Mrd Ft került befizetésre a kompenzációs alapba, amely a lakossági gázár kompenzációs rendszerének forrása, mivel a tényleges importár alacsonyabb volt a szabályozásban elismert importárnál.
2005-ben a forintban kifejezett importbeszerzési ár 40,9%-kal emelkedett, ezen belül a dolláralapú importárak 40,5%-kal növekedtek. A közüzemi értékesítési ár átlagosan 19,2%-kal nőtt 2004-hez képest a hatósági áremelések következményeként. 2005. január 15-től 13%-os, augusztus 1-jétől 8%-os földgáz nagykereskedelmi áremelés lépett életbe. 2005. november 1-jétől 19%-os áremelésre került sor a nem lakossági fogyasztók körében. A versenykereskedelmi árak a szabadpiacon 22,4%-kal emelkedtek 2004-hez képest. Az áremelések és az 1,5%-kal magasabb értékesítési volumen hatására a csoporton kívüli nagykereskedelmi földgáz-értékesítésből származó árbevétel a 2004. évi 519,6 Mrd Ft-ról 628,0 Mrd Ft-ra emelkedett.

Az összes értékesítés 1,5%-kal nőtt, döntően a gázszolgáltatók 2,4%-kal magasabb földgázigénye következtében. Ugyanakkor az erőművi értékesítés 7,1%-kal csökkent, egyrészt a hazai erőműveknek az olcsóbb villamosenergia-import következményeként lecsökkent villamosenergia-termelése, másrészt a TVK Erőmű fogyasztásának a saját felhasználás kategóriába való átkerülése miatt. Az ipari és egyéb gázértékesítés 21,3%-kal emelkedett sikeres versenypiaci marketingtevékenységünk következtében.

2005-ben az értékesített földgáz 80,5%-a (10,9 Mrd m^3) származott importból, míg 2004-ben az importforrásból történő értékesítés aránya 80,0% volt (10,6 Mrd m^3). A hazai termelésű földgáz értékesítése 2005-ben az előző évi szinthez hasonlóan 2,6 Mrd m^3 volt.
A 2004. január 1-jei új gázüzleti szabályozás szerint valamennyi nem lakossági fogyasztó jogosult elhagyni a közüzemi ellátást. Több fogyasztó élt ezzel a lehetőséggel, és kilépett a versenypiacra. A versenykereskedelmi értékesítés 2005-ben 3,1%-ot képviselt a MOL-csoporton kívül értékesített összes földgázból, szemben a 2004. évi 2,2%-kal.

A MOL Földgázszállító Rt. nem konszolidált (felértékelt eszközök alapján számított) üzleti eredménye 2005. évben 27,3 Mrd Ft-ra nőtt a 2004. évi 24,3 Mrd Ft-ról. A működési bevételek 63,0 Mrd Ft-ról 67,2 Mrd Ft-ra emelkedtek. A működési bevételek jelentős növekedésében szerepet játszott a földgázszállítási tarifaemelkedés mellett a lekötött (értékesített) kapacitás mennyiségi növekedése is. A nem szabályozott tranzit-földgázszállítás árbevétele 17%-kal (11,7 Mrd Ft-ra) emelkedett 2004-hez képest a tranzitdíjak és a szállított földgázmennyiség (1,7%) növekedése következtében. A bevételek eredményjavító hatását némiképp mérsékelte a működési költségek 1,2%-os emelkedése.

A MOL Földgáztároló Rt. nem konszolidált (felértékelt eszközök alapján számított) üzleti eredménye a 2004. évi 14,8 Mrd Ft-ról 16,2 Mrd Ft-ra nőtt 2005-ben. Az eredménynövekedés döntően a zsanai tárolóhoz tartozó Zsana-Észak földgázkitermelés növekedésének a következménye. A bevételek 2,6 Mrd Ft-os többletén belül a tárolás díjbevétele 0,8 Mrd Ft-tal (a 2004. évi 26,1 Mrd Ft-ról 26,9 Mrd Ft-ra) emelkedett 2005-ben. A mobil zárókészlet 2,46 Mrd m^3 volt 2005 végén, 2,0%-kal magasabb a 2004. évi zárómennyiséghez képest az enyhébb téli időjárás következtében. A MOL Földgázellátó Rt. mobil készletén kívül más kereskedők részére is történt 2005-ben mobilgáz tárolás.

Központ és egyéb szegmens áttekintése

2005-ben a Központ és egyéb szegmens negatív eredmény-hozzájárulása 10,2 Mrd Ft-tal alacsonyabb a 2004. évi szintnél, főként az olajipari végkielégítés megváltásának fedezetére 2004-ben képzett 22,0 Mrd Ft-os céltartalék következtében.
A fent említett céltartalékképzés egyszeri kedvező hatását azonban mérsékelte a végkielégítés megváltására 2005-ben fordított 2,2 Mrd Ft többletköltség (a MOL Rt-nél) és a természeti katasztrófák növekvő kockázata miatti magasabb biztosítási díj.

Pénzügyi eredmények

A pénzügyi műveletek nettó eredménye 2005-ben 32,2 Mrd Ft ráfordítás volt (szemben a 2004. évi 5,2 Mrd Ft nyereséggel) az időszak során elszenvedett 22,0 Mrd Ft árfolyamveszteség és a 12,8 Mrd Ft összegű kamatráfordítás együttes hatása következtében (szemben a 2004. évi 16,8 Mrd Ft-os kamatráfordítással és a 28,8 Mrd Ft-os árfolyamnyereséggel).

Részesedés társult vállalkozások eredményéből

A társult vállalkozásoktól származó eredmény 4,9 Mrd Ft volt, amely tartalmazza az INA 2005. évi 4,4 Mrd Ft-os hozzájárulását is (csökkentve az eszközök tényleges piaci értékére való átértékelés miatti többlet amortizációval).

Adózás előtti eredmény

A fent említett tényezők hatásaként a csoport adózás előtti eredménye 2005. évben 277,2 Mrd Ft nyereség volt, szemben a 2004. évi 261,9 Mrd Ft nyereséggel.

Adózás

A társasági adófizetési kötelezettség 2005-ben 18,7 Mrd Ft-tal, 29,2 Mrd Ft-ra csökkent, elsősorban a MOL Rt. és a TVK Rt. 2005-ös 100%-os adókedvezménye miatt. Az adófizetési kötelezettség tükrözi a Slovnaft (19%) 12,6 Mrd Ft-os és a gázleányvállalatok (16%) 2,5 Mrd Ft-os tárgyidőszaki adó hatását, valamint a ZMB közös vállalat által fizetendő 5,1 Mrd Ft-os társasági adót.

Cash flow

Konszolidált cash flow

	2005 millió forint	2004 millió forint
Üzleti tevékenységből származó nettó pénzeszköz	**282 159**	**324 381**
ebből: forgótőke változása	-81 914	-43 016
Befektetési tevékenységre felhasznált nettó pénzeszköz	-259 461	-224 811
Finanszírozási tevékenységre felhasznált nettó pénzeszköz	-49 472	-75 657
Pénzeszközök nettó változása	-26 774	23 913

A működési cash flow 2005-ben 282,2 Mrd Ft volt, ami 13% csökkenés 2004-hez képest. A forgótőkeigény változásának hatását kiszűrve a működési cash flow 3%-kal emelkedett. A forgótőke változása a forrásokat 81,9 Mrd Ft-tal csökkentette, a készletek 94,4 Mrd Ft-os (főként a kőolaj magasabb beszerzési ára következtében), a vevőkövetelések 62,4 Mrd Ft-os, az egyéb követelések 1,3 Mrd Ft-os és a szállítói kötelezettségek 79,0 Mrd Ft-os növekedésének és az egyéb rövid lejáratú kötelezettségek 2,8 Mrd Ft-os csökkenésének hatására. A társasági adóbefizetés 33,1 Mrd Ft volt, ami tükrözi a Slovnaft 2004-ben felmerült társasági adókötelezettségéhez és a 2005. évi előlegfizetéshez kapcsolódó pénzkiáramlást.

A beruházásokra és befektetésre fordított nettó készpénz 259,5 Mrd Ft-ot tett ki, szemben a 2004. évi 224,8 Mrd Ft-os összeggel. Az organikus beruházások növekedtek 2004-hez képest a 3,1 Mrd m^3 párnagáz tulajdonjogának megszerzése miatt. A 2005. évi befektetések értéke a Shell Romania ellenértékét, míg a 2004. évi érték a Slovnaft- és TVK-részvények akvizícióját tartalmazza. Az Egyéb befektetések megvásárlása magában foglalja 12 bányatelek termelésbe állítási jogának meghosszabbítására és a jövőbeni bányajáradék-fizetési kötelezettségekről való megállapodásra 2005. IV. negyedévben történt kifizetést. A finanszírozási műveletek nettó készpénzkiáramlása 49,5 Mrd Ft volt, főként a rövid lejáratú hitelek nettó visszafizetése és 21,9 Mrd Ft értékű sajátrészvény-vásárlás, valamint az eurókötvény-kibocsátás miatt. A Slovintegra-Slovbena csoporttól történő részvény-visszavásárlás a Leányvállalatok megvásárlása soron jelenik meg.

Finanszírozás

A teljes csoportszintű adósságállomány a 2004. év végi 347,3 Mrd Ft-ról 2005. december 31-re 387,1 Mrd Ft-ra nőtt. 2005. december 31-én a teljes adósságállomány deviza-összetételében 78,0% volt az euró-, 20,1% a dollár-, 1,8% a forintalapú hitelek részesedése. A nettó eladósodottság mértéke 23,4% volt.

A banki finanszírozás fő pillérei a 600 millió euró keretösszegű, valamint a 2005 májusában megkötött 700 millió euró keretösszegű szindikált hitelek voltak. A 700 millió euró keretösszegű szindikált hitel a valaha felvett legmagasabb összegű magyarországi vállalati bankhitel, továbbá a közép-kelet-európai olaj- és gázszektorban a legnagyobb, biztosíték nyújtása nélkül felvett hitel. Az erősen javuló profitabilitás lehetővé tette a három EIB-hitel teljes mértékű előtörlesztését a 2005-ös év folyamán.

2005 szeptemberében kibocsátottuk a társaság első eurókötvényét, amely BBB– befektetési fokozatú hitelminősítést kapott a Standard & Poor's Rating Servicestől. A fix kamatozású, tízéves lejáratú, 750 millió euró össznévértékű eurókötvény a Luxemburgi Értéktőzsdére került bevezetésre. Az eurókötvény-kibocsátás a legnagyobb nem állami kötvénytranzakciót jelentette Közép-Európában, valamint ez volt az első, BBB– hitelminősítésű kibocsátó által végrehajtott, 10 éves lejáratú bemutatkozó kibocsátás. A tranzakció beleilleszkedik a MOL-csoport finanszírozási stratégiájába, amelynek fő célja az adósságportfólió diverzifikálása és racionalizálása.

Kockázatkezelés

A pénzügyi kockázatkezelési funkció a MOL-csoporton belül központosított. Minden egyes kockázati tényező csoportszintű, integrált kockázatkezelési modellben kerül meghatározásra és mérésre Monte Carlo szimuláció segítségével. A Csoport üzleti és finanszírozási tevékenységéből eredő tömegáru-, árfolyam- és kamatkockázatok kezelésének eszközei a társaság által kötött határidős, swap és opciós ügyletek.

- Magas eladósodottság mellett a kockázatkezelés fő célja a pénzügyi kovenánsok megsértési valószínűségének csökkentése, tekintettel arra, hogy ez jelentősen rontaná a vállalat forrásszerző képességét. E cél elérése érdekében a kockázatkezelés fókuszában 1) a csoportszintű EBITDA volatilitásának derivatív ügyletekkel történő csökkentése, valamint 2) az adósságállomány optimális devizamixének kialakítása áll.
- Alacsony eladósodottság mellett a kockázatkezelés elsődleges célja a beruházási fegyelem fenntartása. Emellett alternatív megoldásokat dolgozzunk ki a szabad saját forrás felhasználására a pénzügyi flexibilitás növelése céljából. E cél elérését szolgálja a kedvezőbb hitelminősítés megszerzése vagy a finanszírozási költség csökkentése.

Általános megközelítésben a kockázatkezelés az üzleti tevékenységet kiegyensúlyozott, integrált portfólióként kezeli, azaz a termékár kitettség egyes elemeit nem fedezi. Tömegáru-kockázatkezelés területén kisebb volumenű tömegáru-csereügyletek kerültek megkötésre a finomítói karbantartásból eredő pénzügyi kockázatok fedezésére (készletfedezeti ügyletek) 2005 folyamán. A gázellátásról szóló, 2004-ben hatályba lépett törvény egy kvázi árkockázat áthárító mechanizmust biztosít a vállalat számára.

Az árfolyamkockázat minimalizálása érdekében a vállalat azt az alapvető pénzügyi kockázatkezelési alapelvet követi, hogy a csoportszintű adósságállomány devizaösszetételét a csoportszintű nettó működési cash flow devizaszerkezetéhez igazítja. Emellett a vállalat devizacsere-ügyleteket is alkalmaz az adósságportfólió optimális devizaszerkezetének kialakításához.

A 750 millió euró összegű kötvénytranzakció sikeres lezárásának eredményeképpen az adósságportfólió fix kamatozású része jelentősen megnőtt. A 2005-ös kamatkörnyezetben a fix kamatozású adósság relatíve magas arányának fenntartása volt célszerű, mivel mind a dollár változó-fix swap, mind az euró kötvény fix kamatszintek megközelítették történelmi mélypontjaikat. Figyelembe véve a csoportszintű adósságállomány jövőbeni emelkedését, a MOL számára kedvező volt a magasabb fix arány fenntartása, azaz a kamatok történelmi mélyponton történt rögzítése.

2005-ben új országkockázati limitrendszer került bevezetésre annak érdekében, hogy a kutatás-fejlesztési befektetések túlzott koncentrációjának elkerülése révén biztosítsuk a stratégiai célok elérését.

A MOL-csoport kockázatkezelési elveivel összhangban spekulációs célból nem történhet ügyletkötés. A Társaság csak az ISDA-szerződés rendelkezéseinek megfelelően köthet származékos ügyletet.

Beruházások és befektetések

MOL-csoport CAPEX

	2005 millió forint	2004 millió forint
Kutatás-termelés	34 418	31 137
Feldolgozás és Kereskedelem*	92 199	78 961
Gázüzlet	85 844	14 648
Vegyipar	11 105	57 543
Központ és egyéb	13 137	72 185
Összesen	**236 703**	**254 474**

* A Feldolgozás-Kereskedelem, Lakossági Szolgáltatás és Kenőanyag üzleteket tartalmazza

A MOL-csoport 2005. évi beruházásainak és befektetéseinek értéke (a kutatási projektekkel együtt) 236,7 Mrd Ft volt, szemben a 2004. évi 254,5 Mrd Ft-tal, főként a kisebb mértékű akvizíciós kifizetéseknek és a nagyobb volumenű finomítói és petrolkémiai beruházások 2004. évi befejezésének köszönhetően.

A Kutatás-termelés szegmens az előző évihez képest 1,0 Mrd Ft-tal többet, 10,2 Mrd Ft-ot fordított hazai szénhidrogénkészlet-kutatási projektekre. A korábban felfedezett szénhidrogénkészleteink kitermelését célzó projektekre

a 2004. évi 13,8 Mrd Ft-tal szemben 11,5 Mrd Ft használt fel. Ezen projektek keretében folytattuk a már megtalált készletek termelésbe állítását, termelő mezők kihozatalának növelését, illetve a bányászati létesítményeink műszaki színvonalának fenntartásához szükséges beruházások megvalósítását.
A külföldi projektek esetében a 2004. évi 8,2 Mrd Ft-hoz képest 4,4 Mrd Ft-tal magasabb 2005. évi teljesítés mögött elsősorban a kazahsztáni és orosz akvizíciós és kutatási költség növekedése állt.
A Feldolgozás és Kereskedelem üzlet beruházásainak értéke 5,0 Mrd Ft-tal elmaradt az előző évi teljesítéstől. Ennek hátterében a MOL – Slovnaft finomítóinak EU-2005 gázolaj-kénmentesítő projektjeinek 2004. évi befejezése áll.
A finomítás idei nagy projektjei – szennyvízkezelő projekt, EU-2005 benzinminőség javítása – alacsonyabb CAPEX-felhasználást eredményeztek. A MOL-Slovnaft Logisztika területén a 2005-ben végrehajtott beruházások által (9,0 Mrd Ft az előző évi 5,1 Mrd Ft-hoz képest) biztosították a vezetékrendszerek és logisztikai telepek működőképességét oly módon, hogy megfeleljünk a szigorodó hatósági előírásoknak és környezetvédelmi rendelkezéseknek.

A Lakossági Szolgáltatások üzlet CAPEX-felhasználása 34,2 Mrd Ft volt, melyből 3,2 Mrd Ft-ot az Északi Régió használt fel. Szegmens szinten a CAPEX-felhasználás 18,2 Mrd Ft-tal haladja meg a 2004-es szintet a Shell Románia megvásárlásának köszönhetően.

A Kenőanyag szegmens beruházásai azonos nagyságrendűek voltak mindkét évben (0,4 Mrd Ft 2005-ben és 0,3 Mrd Ft 2004-ben). 2005-ben megvalósult a fagyállók és hűtőfolyadékok termelésének korszerűsítése.

A Gázüzlet esetében 2005-ben 71,1 Mrd Ft-tal volt magasabb a beruházások értéke a 2004. évhez viszonyítva.
A 2005. évi 85,8 Mrd Ft-os beruházási érték összetevői között szereplő jelentősebb tételek, melyek a magas CAPEX-felhasználást eredményezik, a Tárolásnál jelentkező párnagáz-felhasználás számviteli elszámolásának változása (5,0 Mrd Ft), illetve a tárolói párnagáz tulajdonjogának megszerzése (60,0 Mrd Ft). Ezeken a tételeken felül a 2005. évi tényleges teljesítések is meghaladják az előző évi felhasználásokat. A Szállítás projektjei közül kiemelésre méltó a gázturbinák emissziócsökkentése és a kompresszorállomások kapacitásbővítése projektek, a Tárolásnál pedig a Zsana földgáztároló csúcskapacitás-bővítése projekt.

A Petrolkémia szegmens beruházásainak értéke 46,4 Mrd Ft-tal csökkent 2005-ben, elsődlegesen a TVK stratégiai projektjének, illetve a Slovnaft polipropilén üzemének 2004. évi befejezése miatt.
A TVK HDPE 2 üzem 2004 végén aktiválásra került, az Olefin 2 üzemet a próbaüzemet követően 2005. szeptember 30-án aktiváltuk. A Slovnaft új PP-üzemének építési munkálatai az első negyedévben befejeződtek. Az említett megvalósult beruházások révén a MOL-csoport etilénkapacitása 250 kt-val, míg teljes polimerkapacitása 455 kt-val növekedett.

A Központ és egyéb szegmens CAPEX-felhasználása 2005-ben 59,1 Mrd Ft-tal, 13,1 Mrd Ft-ra csökkent. 2004-ben a Slovnaft és TVK részesedés vásárlások a szegmens projektjei között voltak elszámolva. Ugyanakkor informatikai rendszerünk fejlesztésére 9,3 Mrd Ft-ot költöttünk a 2004. évi 5,8 Mrd Ft felhasználással szemben.

MOL Magyar Olaj- és Gázipari Rt.
és Leányvállalatai

Nemzetközi Pénzügyi Beszámolási Standardok szerint készített Konszolidált pénzügyi kimutatások a Független Könyvvizsgálói Jelentéssel együtt

2005. december 31.

Független Könyvvizsgálói Jelentés

MOL Magyar Olaj- és Gázipari Rt. tulajdonosainak:

Elvégeztük a MOL Magyar Olaj- és Gázipari Rt. és leányvállalatai 2005. december 31-i konszolidált mérlegének, konszolidált eredménykimutatásának, saját tőke változásának és cash flow kimutatásának, valamint a vonatkozó jegyzeteknek a vizsgálatát, amely a 38-98. oldalakon kerülnek bemutatásra. A pénzügyi kimutatások összeállítása az ügyvezetés felelőssége. A mi feladatunk a pénzügyi kimutatások hitelesítése könyvvizsgálatunk alapján.

A könyvvizsgálatot a Nemzetközi Könyvvizsgálati Szabványok alapján hajtottuk végre. A fenti szabványok értelmében a könyvvizsgálat tervezése és elvégzése révén kellő bizonyosságot kell szereznünk arról, hogy a pénzügyi kimutatások nem tartalmaznak jelentős mértékű tévedéseket. A könyvvizsgálat magában foglalja a pénzügyi kimutatások tényszámait alátámasztó bizonylatok mintavételen alapuló vizsgálatát. Emellett tartalmazza az alkalmazott számviteli alapelvek és az ügyvezetés lényegesebb becsléseinek, valamint a pénzügyi kimutatások bemutatásának értékelését. Meggyőződésünk, hogy munkánk megfelelő alapot nyújt a független könyvvizsgálói jelentés megadásához.

Véleményünk szerint a fentiekben hivatkozott pénzügyi kimutatások a Nemzetközi Pénzügyi Beszámolási Standardokkal összhangban készültek, és azok a MOL Magyar Olaj- és Gázipari Rt. és leányvállalatai 2005. december 31-én fennálló pénzügyi helyzetéről és az ezzel az időponttal végződő évben folytatott tevékenységének eredményéről és cash flow-járól hű és valós képet adnak.

Ernst & Young Kft.
Budapest, Magyarország
2006. március 24.

Konszolidált mérleg 2005. december 31.

Eszközök

	Jegyzet	2005 millió forint	2004 millió forint módosított
Befektetett eszközök			
Immateriális javak	3	40 740	5 401
Tárgyi eszközök	4	1 112 753	925 069
Befektetések társult vállalkozásokban	6 i)	126 354	115 105
Egyéb befektetések	6 ii)	486	3 062
Halasztott adóeszközök	25	33 480	36 210
Egyéb befektetett eszközök	7	30 363	16 538
Összes befektetett eszköz		**1 344 176**	**1 101 385**
Forgóeszközök			
Készletek	8	264 985	172 450
Vevőkövetelések, nettó	9	289 348	218 950
Befektetések	10	519	-
Egyéb forgóeszközök	11	65 637	53 969
Pénzeszközök	12	64 170	88 126
Összes forgóeszköz		**684 659**	**533 495**
ÖSSZES ESZKÖZ		**2 028 835**	**1 634 880**

Saját tőke és kötelezettségek

	Jegyzet	2005 millió forint	2004 millió forint módosított
Anyavállalati részvényesekre jutó saját tőke			
Jegyzett tőke	13	94 020	94 634
Tartalékok	14	644 340	430 966
Anyavállalati részvényesek részesedése az eredményből		244 919	208 570
Anyavállalati részvényesekre jutó saját tőke		**983 279**	**734 170**
Külső tulajdonosok részesedése		70 359	67 955
Összes saját tőke		**1 053 638**	**802 125**
Hosszú lejáratú kötelezettségek			
Hosszú lejáratú hitelek éven túli része	15	296 844	199 893
Céltartalékok várható kötelezettségekre	16	108 045	53 647
Halasztott adókötelezettségek	25	17 704	12 995
Egyéb hosszú lejáratú kötelezettségek	17	5 386	53 181
Összes hosszú lejáratú kötelezettség		**427 979**	**319 716**
Rövid lejáratú kötelezettségek			
Szállítók és egyéb kötelezettségek	18	444 683	319.630
Céltartalékok várható kötelezettségekre	16	12 256	46 038
Rövid lejáratú hitelek	19	2 485	54 384
Hosszú lejáratú hitelek rövid lejáratú része	15	87 794	92 987
Összes rövid lejáratú kötelezettség		**547 218**	**513 039**
ÖSSZES SAJÁT TŐKE ÉS KÖTELEZETTSÉG		**2 028 835**	**1 634 880**

A mellékelt jegyzetek a konszolidált pénzügyi kimutatások elválaszthatatlan részét képezik.

Konszolidált eredménykimutatás 2005. december 31.

	Jegyzet	2005 millió forint	2004 millió forint módosított
Árbevétel	20	2 455 164	1 955 830
Egyéb működési bevétel	21	18 450	16 126
Összes működési bevétel		**2 473 614**	**1 971 956**
Anyag jellegű ráfordítások		1 801 177	1 345 931
Személyi jellegű ráfordítások	22	107 874	123 224
Értékcsökkenés és értékvesztés		123 500	108 559
Egyéb működési költségek és ráfordítások	23	217 322	191 748
Saját termelésű készletek állományváltozása		-55 722	-18 994
Aktivált saját teljesítmények értéke		-24 973	-27 283
Összes működési költség		**2 169 178**	**1 723 185**
Üzleti tevékenység eredménye		**304 436**	**248 771**
Pénzügyi műveletek bevételei	24	8 434	36 485
Pénzügyi műveletek ráfordításai	24	40 592	31 330
Pénzügyi műveletek vesztesége / nyeresége (-)	**24**	**32 158**	**-5 155**
Részesedés a társult vállalkozások eredményéből		4 879	7 985
Adózás előtti eredmény		**277 157**	**261 911**
Társasági adó	25	29 158	47 817
Időszak eredménye		**247 999**	**214 094**
Anyavállalati részvényesek részesedése az eredményből		244 919	208 570
Külső tulajdonosok részesedése az eredményből		3 080	5 524
Anyavállalati részvényeseket megillető, egy részvényre jutó eredmény (forint)	**26**	**2 401**	**2 022**
Anyavállalati részvényeseket megillető, egy részvényre jutó hígított eredmény (forint)	**26**	**2 377**	**1 998**

A mellékelt jegyzetek a konszolidált pénzügyi kimutatások elválaszthatatlan részét képezik.

Budapest, 2006. március 24.



Hernádi Zsolt
elnök-vezérigazgató,
az Igazgatóság elnöke



Molnár József
pénzügyi igazgató

Konszolidált kimutatás a saját tőke változásáról 2005. december 31.

	Jegyzett tőke millió forint	Tőketartalék millió forint	Valós értékelés értékelési tartalék millió forint	Átvállalási tartalék millió forint
Nyitóegyenleg 2004. január 1.	**93 128**	**145 157**	**7 832**	**8 606**
IFRS 2 hatása – részvényalapú juttatások	-	-	-	-
Módosított nyitóegyenleg 2004. január 1.	**93 128**	**145 157**	**7 832**	**8 606**
Cash flow fedezeti ügyletek halasztott adóval együtt	-	-	555	-
Átváltási tartalék	-	-	-	-11 790
Közvetlenül a tőkében elszámolt tárgyévi eredményhatás	-	-	555	-11 790
2004. évi eredmény	-	-	-	-
2004. évi eredményhatás összesen	-	-	555	-11 790
2003. évi eredmény átvezetése	-	-	-	-
Osztalék	-	-	-	-
Saját részvény ügyletek nettó hatása	131	674	-	-
Részvényalapú juttatások	-	-	-	-
Slovnaft-akvizíció (13. jegyzet)	984	4 124	-	-
Átváltoztatható kötvények kibocsátása	-	-	-	-
Átváltoztatható kötvények beváltása	391	1 809	-	-
További részesedés megszerzése kisebbségi tulajdonostól	-	-	-	-
Záróegyenleg 2004. december 31.	**94 634**	**151 764**	**8 387**	**-3 184**
IFRS 3 hatása – korábbi negatív goodwill átsorolása az eredménytartalékba	-	-	-	-
IFRS 3 hatása – társult vállalkozások negatív goodwillja	-	-	-	-
Módosított nyitóegyenleg 2005. január 1.	**94 634**	**151 764**	**8 387**	**-3 184**
Cash flow fedezeti ügyletek halasztott adóval együtt	-	-	-4 709	-
Pénzügyi instrumentumok valós érték változása – társult vállalkozások	-	-	-2 016	-
Átváltási tartalék	-	-	-	34 888
Közvetlenül a tőkében elszámolt tárgyévi eredményhatás	-	-	-6 725	34 888
2005. évi eredmény	-	-	-	-
Tárgyévi eredményhatás összesen	-	-	-6 725	34 888
2004. évi eredmény átvezetése	-	-	-	-
Osztalék	-	-	-	-
Saját részvény ügyletek nettó hatása	-1 318	-19 538	-	-
Részvényalapú juttatások	-	-	-	-
Slovnaft akvizíció (13. jegyzet)	338	1 622	-	-
Átváltoztatható kötvények beváltása	366	1 694	-	-
Vételi opcióval rendelkező saját részvények	-	-692	-	-
Visszavásárlási kötelezettséggel terhelt részvények, halasztott adó nélkül	-	-	-	-
Záróegyenleg 2005. december 31.	**94 020**	**134 850**	**1 662**	**31 704**

A mellékelt jegyzetek a konszolidált pénzügyi kimutatások elválaszthatatlan részét képezik.

Összetett instrumentumok tőkerésze millió forint	Eredménytartalék millió forint	Tartalékok összesen millió forint	Anyavállalati részvényesek részesedése az eredményből millió forint	Anyavállalati részvényesekre jutó saját tőke millió forint	Külső tulajdonosok részesedése millió forint	Összes saját tőke millió forint
2 857	**166 308**	**330 760**	**99 981**	**523 869**	**155 752**	**679 621**
-	452	452	-1 642	-1 190	-	-1 190
2 857	**166 760**	**331 212**	**98.339**	**522 679**	**155 752**	**678 431**
-	-	555	-	555	-	555
-	-	-11 790	-	-11 790	-155	-11 945
-	-	-11 235	-	-11 235	-155	-11 390
-	-	-	208 570	208 570	5 524	214 094
-	-	-11 235	208 570	197 335	5 369	202 704
-	98 339	98 339	-98 339	-	-	-
-	-5 952	-5 952	-	-5 952	-787	-6 739
-	-	674	-	805	-	805
-	1 298	1 298	-	1 298	-	1 298
10 137	-	14 261	-	15 245	-	15 245
560	-	560	-	560	-	560
-	-	1 809	-	2 200	-	2 200
-	-	-	-	-	-92 379	-92 379
13 554	**260 445**	**430 966**	**208 570**	**734 170**	**67 955**	**802 125**
-	27 633	27 633	-	27 633	-	27 633
-	353	353	-	353	-	353
13 554	**288 431**	**458 952**	**208 570**	**762 156**	**67 955**	**830 111**
-	-	-4 709	-	-4 709	-	-4 709
-	-	-2 016	-	-2 016	-	-2 016
-	-	34 888	-	34 888	362	35 250
-	-	28 163	-	28 163	362	28 525
-	-	-	244 919	244 919	3 080	247 999
-	-	28 163	244 919	273 082	3 442	276 524
-	208 570	208 570	-208 570	-	-	-
-	-16 998	-16 998	-	-16 998	-1 038	-18 036
-	-	-19 538	-	-20 856	-	-20 856
-	1 577	1 577	-	1 577	-	1 577
-7 134	-	-5 512	-	-5 174	-	-5 174
-	-	1 694	-	2 060	-	2 060
-	-	-692	-	-692	-	-692
-11 876	-	-11 876	-	-11 876	-	-11 876
-5 456	**481 580**	**644 340**	**244 919**	**983 279**	**70 359**	**1 053 638**

Konszolidált cash flow kimutatás 2005. december 31.

	Jegyzet	2005 millió forint	2004 millió forint módosított
Üzleti tevékenység nyeresége		**304 436**	**248 771**
Üzleti eredmény kiigazítása az üzleti tevékenységből származó nettó pénzáramhoz			
Értékcsökkenés, amortizáció és értékvesztés		123 500	107 244
Pénzügyi eszközök nem realizált nettó vesztesége		1 435	400
Készletek értékvesztése és visszaírása		886	1 062
Tárgyi eszközök értékvesztésének visszaírása		-2 105	139
Céltartalékok csökkenése (-) / növekedése		-39 781	12 445
Tárgyi eszközök értékesítéséből származó veszteség / nyereség (-)		315	-875
Leányvállalatok értékesítéséből származó nyereség		-	-
Követelések leírása / visszaírása (-)		-3 734	10 118
Követeléseken és kötelezettségeken keletkezett, nem realizált árfolyamnyereség		-94	-2 289
Tárgyévben felmerült kutatási és feltárási költségek		11 493	8 547
Részvényalapú juttatások		1 577	681
Egyéb, pénzmozgással nem járó tételek		-752	-559
Üzleti tevékenységből származó nettó pénzáramlás a működő tőke változása előtt		**397 176**	**385 684**
Készletek növekedése		-94 417	-16 281
Vevőkövetelések növekedése		-62 354	-57 758
Egyéb követelések növekedése		-1 305	-5 284
Szállítói tartozások növekedése		78 992	21 735
Egyéb rövid lejáratú kötelezettségek csökkenése (-) / növekedése		-2 830	14 572
Fizetett társasági adó		-33 103	-18 287
Üzleti tevékenységből származó nettó pénzáramlás		**282 159**	**324 381**
Beruházások, szénhidrogén-kutatási és fejlesztési költségek		-214 586	-185 336
Tárgyi eszközök értékesítéséből származó pénzeszköz		4 565	2 947
Leányvállalatok megvásárlása, nettó pénzáramlás	30 a	-31 430	-71 701
Közös vezetésű vállalkozások megvásárlása, nettó pénzáramlás	30 a	-712	-507
Társult vállalkozások és egyéb befektetett eszközök megvásárlása (lásd 7. jegyzet)		-20 000	-1 987
Befektetések értékesítéséből származó készpénz		86	13 956
Adott hitelek és hosszú lejáratú bankbetétek változása		-3 961	586
Rövid lejáratú befektetések állományváltozása		-	9 111
Kapott kamatok és egyéb pénzügyi bevételek		5 749	6 283
Kapott osztalék		828	1 837
Befektetési tevékenység nettó pénzáramlása		**-259 461**	**-224 811**

A mellékelt jegyzetek a konszolidált pénzügyi kimutatások elválaszthatatlan részét képezik.

Konszolidált cash flow kimutatás (folytatás) 2005. december 31.

	Jegyzet	2005 millió forint	2004 millió forint módosított
Hosszú lejáratú kötvények kibocsátása		185 933	2 600
Hosszú lejáratú kötvények törlesztése		-360	-800
Diszkontkötvények törlesztése		-15 000	-33 000
Hosszú lejáratú hitelek felvétele	30 b	450 278	195 476
Hosszú lejáratú hitelek törlesztése		-556 063	-238 272
Egyéb hosszú lejáratú kötelezettségek állományváltozása		-1 469	71
Rövid lejáratú hitelek állományváltozása		-55 925	23 845
Fizetett kamatok és egyéb pénzügyi ráfordítások		-16 807	-19 577
Tulajdonosoknak fizetett osztalékok		-16 991	-5 954
Külső tulajdonosoknak fizetett osztalékok		-1 245	-814
Saját részvény értékesítése		29	936
Visszavásárolt saját részvény		-21 852	-168
Finanszírozási tevékenység nettó pénzáramlása		**-49 472**	**-75 657**
Pénzeszközök csökkenése (-) / növekedése		**-26 774**	**23 913**
Pénzeszközállomány az év elején		88 126	62 841
Korábban egyéb részesedésként kimutatott leányvállalatok bevonásának hatása a pénzeszközökre		1 131	1 185
Árfolyam-különbözet külföldi leányvállalatok konszolidálása miatt		1 687	187
Pénzeszközállomány az év végén		64 170	88 126

A mellékelt jegyzetek a konszolidált pénzügyi kimutatások elválaszthatatlan részét képezik.

Jegyzetek a Nemzetközi Pénzügyi Beszámolási Standardok szerint készített konszolidált pénzügyi kimutatásokhoz 2005. december 31.

1 Általános

A MOL Magyar Olaj- és Gázipari Rt. (a továbbiakban MOL Rt. vagy a Társaság) 1991. október 1-jén alakult meg a jogelőd Országos Kőolaj- és Gázipari Tröszt (OKGT) átalakulásával. Az állami vállalatok átalakulási törvénye értelmében az OKGT eszközei és kötelezettségei a fordulónappal átértékelésre kerültek. A MOL Rt. és leányvállalatai (a továbbiakban MOL-csoport vagy a Csoport) kőolaj, földgáz és gáztermék kutatásával és termelésével, szállításával és tárolásával, kőolaj finomításával, finomítói termékek és földgáz kis- és nagykereskedelmével, valamint olefinek és poliolefinek gyártásával, értékesítésével foglalkozik. A Csoport dolgozóinak létszáma 2005. december 31-én 14 660 fő, míg 2004. december 31-én 15 465 fő volt. A Társaság székhelye Magyarországon, a Budapest XI.ker. Október huszonharmadika u. 18. címen található.

A Társaság részvényeit a Budapesti Értéktőzsdén és 2004. december 22-től a Varsói Értéktőzsdén jegyzik. A nemzetközi tőkepiacokon a Luxemburgi Értéktőzsde, a londoni elektronikus tőzsde és az International Order Book forgalmazza a Társaság GDR-jait, valamint New Yorkban, Berlinben és Münchenben tőzsdén kívüli kereskedelemben is forgalmazzák.

2.1 A beszámoló összeállításának alapja

A MOL Rt. nem konszolidált éves beszámolóját a számvitelről szóló 2000. évi C. törvény szerint (a továbbiakban MSZSZ) készíti. E törvény egyes előírásai eltérnek a Nemzetközi Pénzügyi Beszámolási Standardokban (IFRS) foglaltaktól.

A bekerülési érték elvének alkalmazása érdekében a konszolidált éves beszámoló úgy tekinti a MOL Rt.-t, mintha az 1991. október 1-jén jött volna létre az eszközök és források aznapi értékével, figyelembe véve az IFRS miatt szükséges módosításokat.
A konszolidált éves beszámolót az Igazgatóság 2006. március 24-én fogadta el.
A pénzügyi év megegyezik a naptári évvel.

i) Nyilatkozat a Nemzetközi Pénzügyi Beszámolási Standardoknak való megfelelőségről

A konszolidált éves beszámoló a Nemzetközi Pénzügyi Beszámolási Standardok (IFRS) szerint, az Európai Unió Hivatalos Lapjában rendeleti formában kihirdetettek alapján beiktatott standardok alapján készültek. Az IFRS-t a Nemzetközi Számviteli Standardok Bizottság (IASB) és a Nemzetközi Pénzügyi Beszámolás Értelmező Bizottság (IFRIC) által megfogalmazott, 2005. december 31-én érvényben lévő standardok és értelmezések alkotják.

2005. január 1-jétől a magyar számviteli törvény változása lehetővé teszi, hogy a Csoport konszolidált beszámolóját az Európai Unió Hivatalos Lapjában rendeleti formában kihirdetett IFRS alapján készítse el. Jelenleg az EU beiktatási folyamatai és a Csoport tevékenysége alapján nincs különbség a Csoport IFRS és EU által elfogadott IFRS-politikák között.

ii) Konszolidációs elvek

A konszolidált éves beszámoló a MOL Rt.-t, illetve az ellenőrzése alatt álló leányvállalatokat foglalja magában. Ellenőrzésről általában akkor beszélünk, ha a Csoport közvetve vagy közvetlenül birtokolja az adott társaság szavazati jogainak több mint 50%-át, és a társaság pénzügyi és operatív tevékenységébe történő befolyás révén

előnyöket élvez annak tevékenységéből. A külső tulajdonosokra eső tőke- és eredményrész a mérlegben és az eredménykimutatásban külön soron jelenik meg.
Amint azt az IAS 27 előírja, az aktuálisan lehívható szavazati jogok is figyelembevételre kerülnek az ellenőrzés meghatározásához.

A konszolidáció a megszerzéskori értékviszonyok alapján történik az eszközök és források megszerzéskori, a teljesítés napjára vonatkozó piaci értékének alapulvételével. A külső tulajdonosok részesedése a nettó eszközök piaci értékének külső tulajdonosokra jutó hányadaként jelenik meg. Az év közben megszerzett vagy értékesített társaságok a tranzakció időpontjától kezdődően, illetve a tranzakció időpontjáig szerepelnek a konszolidált éves beszámolóban.

A Társaság közös vezetésű vállalkozásokban lévő részesedései arányos konszolidációval kerülnek bevonásra, azaz a közös vezetésű vállalkozások eszközeinek, forrásainak, bevételeinek és ráfordításainak arányos része összevonásra kerül a konszolidált éves beszámoló megfelelő soraival.

A társult vállalkozásokban lévő befektetések (általában 20-50% üzletrész birtoklása esetén), ahol a Társaság jelentős befolyást gyakorol, az „equity" módszer alkalmazásával kerülnek kimutatásra. A társult vállalkozásokban lévő befektetések értékének módosítása az esetlegesen értékvesztésre utaló jelek észlelésekor történik, illetve abban az esetben, ha a korábbi értékvesztést előidéző körülmények már nem állnak fenn.

A konszolidációba bevont társaságok közötti tranzakciók, egyenlegek és eredmények, valamint a nem realizált eredmények kiszűrésre kerülnek. A konszolidált éves beszámoló készítése során a hasonló tranzakciókat és eseményeket egységes számviteli elveket követve rögzítik.

2.2 A számviteli politika változásai

A Csoport számviteli politikája összhangban áll az előző években alkalmazottakkal, kivéve azt, hogy a 2005. január 1-jén vagy ezt követően kezdődő üzleti évekre kötelező érvényűnek szánt „állandó platform" részét képező standardok alkalmazásra kerültek. A döntés főbb hatásai az alábbiak:

IFRS 2 – Részvényalapú kifizetések

Az IFRS 2 – Részvényalapú kifizetések standard ráfordítás elszámolását követeli meg akkor, amikor a Csoport részvényekért, részvényre vonatkozó jogokért vagy részvényekkel, illetve részvényekre vonatkozó jogokkal egyenértékű eszközökért cserében vásárol meg valamilyen árut vagy szolgáltatást. Az IFRS 2 hatása főként a felső- és középvezetés hosszú távú ösztönzésében alkalmazott átváltoztatható kötvényekhez kapcsolódó konverziós jogainak, valamint a felső- és középvezetők részvényalapú juttatásának a várakozási időszak alatt ráfordításként történő elszámolásaként jelentkezik, mivel mindkettő „részvényalapú tranzakciónak" minősül. A Csoport az IFRS 2-t visszamenőlegesen alkalmazta, élve a standard átmeneti rendelkezéseiben biztosított, részvényalapú tranzakciókra vonatkozó lehetőséggel. Ennek eredményeként a Csoport csak azon, 2002. november 7. után juttatott részvényalapú tranzakcióira alkalmazta az IFRS 2-t, amelyek várakozási ideje még nem telt le 2005. január 1-jén. Az IFRS 2 a Csoport 2005. évi eredményét 1577 millió Ft-tal csökkentette (2004-ben 1298 millió forinttal) az eredménytartalékkal szemben elszámolt személyi jellegű ráfordításokon keresztül.

Az IFRS 2 bevezetésével összefüggésben a Csoport megváltoztatta a készpénzalapú, rövid távú vezetői ösztönzők elszámolására vonatkozó számviteli politikáját. 2005-től a juttatás a megszolgálás évében kerül elszámolásra, szemben a korábbi gyakorlat szerint alkalmazott jóváhagyás évével. A változás 1673 millió forinttal növelte a Csoport 2005. évi eredményét, valamint 227 millió forint halasztott adóeszköz került elszámolásra a kapcsolódó levonható ráfordítás időbeli eltérésének eredményeként. Az összehasonlító időszak adatai módosításra kerültek, ennek következtében a nyitó eredménytartalék 1408 millió forinttal csökkent, az éves eredmény pedig 616 millió forinttal nőtt 2004-ben.

Az IFRS 2 visszamenőleges alkalmazása, valamint a rövid távú vezetői ösztönzőkre vonatkozó számviteli politika változása növelte a Csoport egy részvényre jutó alap- és hígított hozamát. Az egy részvényre jutó hozam 2398 forintról 2401 forintra, a hígított hozam pedig 2375 forintról 2377 forintra emelkedett 2005 vonatkozásában.
A 2004-es egy részvényre jutó hozam 8 forinttal (2022 forintra), az egy részvényre jutó hígított hozam pedig 7 forinttal (1998 forintra) csökkent.

IFRS 3 – Üzleti kombinációk, IAS 36 – Eszközök értékvesztése és IAS 38 – Immateriális javak

A 2004. március 31-ét követő akvizíciók elszámolása során az üzleti kombinációkról szóló IFRS 3 került alkalmazásra. Üzletrész vásárlásakor a Csoport a megszerzett azonosítható eszközöket, kötelezettségeket és függő kötelezettségeket azok megszerzés időpontjában fennálló valós értékén értékeli, ezáltal a megszerzett társaság külső tulajdonosaira jutó része is ezen tételek nettó valós értékén kerül felvételre. Továbbá, a Csoport csak a megszerzett társaság pénzügyi kimutatásaiban szereplő kötelezettségeket veheti fel. Korábban az ilyen típusú átszervezési céltartalék elismerhető volt, függetlenül attól, hogy a megszerzett társaság könyveiben szerepelt-e ilyen kötelezettség.

Az IFRS 3 és a módosított IAS 36 alkalmazása következtében ezen üzleti kombinációk vonatkozásában a goodwill értékcsökkentése megszűnik, és évente jövedelemtermelő egységenként értékvesztés-vizsgálatra kerül sor (amennyiben a körülmények indokolják, az értékvesztés gyakrabban is felülvizsgálatra kerülhet). Az IFRS 3 átmeneti rendelkezéseinek megfelelően a Társaság kivezette a 2005. január 1-jén fennálló 2024 millió forint halmozott értékcsökkenést a goodwill-lel szemben.

A 2004. március 31-ét követő üzleti kombinációk esetében az akvizíció ellenértékét meghaladó, a Társaságra jutó megszerzett eszközök, kötelezettségek és függő kötelezettségek valós értéke közvetlenül az eredménykimutatásban kerül elszámolásra. A 2004. március 31-ét megelőző üzleti kombinációk esetében keletkezett negatív goodwill nem került módosításra. Az ilyen tranzakciókon keletkezett negatív goodwill értéke (27 633 millió forint) a nyitó eredménytartalékba került átsorolásra 2005. január 1-jén.

Továbbá, a módosított IAS 38 értelmében az üzleti kombinációk során megszerzett immateriális javak esetében egyedi eszközönként mérlegelésre kerül, hogy annak élettartama véges vagy végtelen. Ha egy immateriális eszköz élettartama véges, akkor ezen időszak alatt kerül amortizálásra. A véges élettartamú eszközök amortizációjának hossza és módszere évente felülvizsgálatra kerül, illetve akkor, ha értékvesztésre utaló jelek merülnek fel. A végtelen élettartamúnak minősülő eszközök nem amortizálódnak, mivel nem határozható meg előre azon időszak, amely során ezen eszközök várhatóan nettó pénzbeáramlást generálnak a Csoport számára. Függetlenül azonban az értékvesztésre utaló jelek felmerülésétől, ezen eszközök évente felülvizsgálatra kerülnek, biztosítva, hogy könyv szerinti értékük ne haladja meg a realizálható értéket.

Egyéb Nemzetközi Pénzügyi Beszámolási Standardok

A fentebb hivatkozott standardokon túlmenően a Csoport előremutatóan alkalmazza valamennyi új és módosított, a Társaság működése szempontjából alkalmazandó standardot és értelmezést, melyek a Nemzetközi Számviteli Standardok Bizottság (IASB) és a Nemzetközi Pénzügyi Beszámolás Értelmező Bizottság (IFRIC) által kibocsátásra kerültek, és hatályosak 2005. január 1-jével, kivéve az „IAS 21 – Az átváltási árfolyamok változásainak hatásai" standardot, amely korai alkalmazásra került 2004. január 1-jétől.

Azok a standardok, melyek alkalmazása nem kötelező a mérleg fordulónapján, nem kerültek korai alkalmazásra a Csoport által. Azon standardok esetében, melyeknél azok átmeneti rendelkezései választási lehetőséget biztosítanak az új standard visszamenőleges vagy jövőbeli alkalmazására vonatkozóan (például IFRS 5), a Csoport az átmeneti rendelkezés hatálybalépésének időpontjától alkalmazza a standardot.

Kibocsátott, de nem hatályos Nemzetközi Pénzügyi Beszámolási Standardok

A konszolidált éves beszámoló elfogadásáig az alábbi standardok és értelmezések kerültek kibocsátásra, amelyek még nem léptek hatályba:

- IAS 1 (módosítva 2005-ben) Pénzügyi kimutatások prezentálása
- IAS 19 (módosítva 2004-ben) Munkavállalói juttatások
- IAS 21 (módosítva 2005-ben) Az átváltási árfolyamok változásainak hatásai
- IAS 39 (módosítva 2005-ben) Pénzügyi instrumentumok: elszámolás és értékelés – valós érték opciók
- IAS 39 (módosítva 2005-ben) Pénzügyi instrumentumok: elszámolás és értékelés – Cash flow fedezeti ügyletek kapcsolt felekkel
- IFRS 4 Biztosítási szerződések
- IFRS 6 Ásványi anyagok feltárása és felmérése

- IFRS 7 Pénzügyi instrumentumok: közzétételek
- IFRIC 4 Annak meghatározása, hogy egy megállapodás tartalmaz-e lízinget
- IFRIC 5 A leállítási, helyreállítási, valamint környezetvédelmi alapokból fakadó részesedésre való jogosultság
- IFRIC 6 Bizonyos piacon való részvételből eredő kötelezettségek – hulladék elektromos és elektronikus berendezések
- IFRIC 7 A módosító megközelítés ('restatement approach') alkalmazása az IAS 29 – Pénzügyi beszámolás hiperinflációs gazdaságokban standard esetében
- IFRIC 8 Az IFRS 2 hatóköre
- IFRIC 9 Beágyazott származékos ügyletek újraértékelése

2.3 A számviteli politika lényeges elemei

i) Beszámolási pénznem

Az alapul szolgáló gazdasági események tartalmára és körülményeire való tekintettel az anyavállalat funkcionális, valamint a Csoport beszámolási pénzneme a magyar forint.

ii) Goodwill

Az üzletrész bekerülési értéke és az üzletrész révén a leányvállalatokban megszerzett eszközöknek, kötelezettségeknek és függő kötelezettségeknek a megszerzés napján érvényes valós értéke közötti különbözet az eszközök között, goodwillként kerül kimutatásra a konszolidált éves beszámolóban. A külföldi leányvállalatok megszerzése során keletkező goodwill az adott társaság eszközének minősül, és ennek megfelelően kerül átváltásra.

A goodwill értékvesztéssel csökkentett bekerülési értéken van nyilvántartva. A goodwill értékvesztés-vizsgálatára évente (illetve amennyiben a körülmények indokolják, gyakrabban) kerül sor. Megszerzéskor a keletkező goodwill a kombináció szinergiáiból részesülő jövedelemtermelő egységekhez kerül hozzárendelésre. Az értékvesztés azon jövedelemtermelő egységek realizálható értékének meghatározásával kerül megállapításra, amelyekhez a goodwill hozzá lett rendelve. Ha a jövedelemtermelő egység realizálható értéke alacsonyabb, mint a könyv szerinti érték, értékvesztés kerül elszámolásra. Ha a goodwill egy olyan jövedelemtermelő egység vagy tevékenység részét képezi, amely értékesítésre kerül, a hozzárendelt goodwill figyelembevételre kerül a tevékenység könyv szerinti értékében az értékesítés nyereségének vagy veszteségének megállapításakor. Ilyen esetekben a kivezetett goodwill értéke az értékesített tevékenység és a megmaradó jövedelemtermelő egységek relatív értékeinek alapján kerül meghatározásra. A goodwill értékvesztése nem visszaírható a későbbi időszakokban.

iii) Pénzeszközök és pénzegyenértékesek

A pénzeszközök a készpénzt és bankbetéteket foglalják magukban. A pénzegyenértékesek olyan rövid távú, a beszerzéstől számított három hónapnál nem hosszabb lejáratú, magas likviditású befektetési formák, amelyek minimális értékváltozási kockázatot hordoznak, és azonnal pénzeszközökre konvertálhatók.

iv) Vevőkövetelések

A vevőkövetelések a kétes követelésekre képzett értékvesztéssel csökkentett névértéken kerülnek kimutatásra.

v) Befektetések

A befektetések a következő három kategóriába kerülnek besorolásra: lejáratig tartandó, kereskedési céllal tartott és értékesíthető befektetések. A lejáratig tartott értékpapírok olyan befektetések, amelyekből fix vagy meghatározható pénzáramok származnak, és a Csoport szándékozik és képes azokat lejáratig megtartani. A kereskedési célú értékpapírok közé azok a befektetések tartoznak, amelyeket elsősorban a rövid távú árfolyammozgásokból várható nyereség miatt vásárolt a Csoport. Minden más befektetés – kivéve a nyújtott kölcsönöket és a vevőköveteléseket – az értékesíthető befektetések kategóriába tartozik.

A lejáratig tartandó befektetések a befektetett eszközök között kerülnek kimutatásra, kivéve, ha lejáratuk a mérleg fordulónapját követő 12 hónapon belül esedékes. Ezen befektetések az effektív kamatláb módszerrel számított amortizált bekerülési értéken jelennek meg a mérlegben.

Az értékesíthető befektetések a forgóeszközök részét képezik, ha a vezetőség a mérleg fordulónapját követő 12 hónapon belül értékesíteni kívánja azokat. Ezen befektetések bekerülési értéke a fizetett ellenérték valós értéke,

beleértve a tranzakciós költségeket is. Az amortizált bekerülési érték meghatározása a lejárat évéig terjedő időszakra a megszerzéskori diszkontok, illetve prémiumok figyelembevételével történik. Az amortizált bekerülési értéken nyilvántartott befektetésekkel kapcsolatos bevételek és ráfordítások a konszolidált eredménykimutatásban jelennek meg a befektetések kivezetésekor vagy értékvesztésekor, valamint az amortizációs folyamat során.

A megszerzést követően a kereskedési célú és értékesíthető befektetések valós értéken kerülnek kimutatásra. A kereskedési célú befektetésekhez kapcsolódó bevételek és ráfordítások elszámolása az eredménykimutatással szemben történik. Az értékesíthető befektetésekhez kapcsolódó bevételek és ráfordítások a saját tőke külön elemében jelennek meg a befektetés értékesítéséig, rendezéséig vagy egyéb módon történő kivezetéséig, illetve értékvesztésének megállapításáig, amikor a saját tőkében felhalmozott nyereség vagy veszteség elszámolásra kerül az eredménykimutatásban.

Azon befektetések valós értékének meghatározása, amelyekkel aktív kereskedés folyik szervezett pénzügyi piacokon, a mérleg fordulónapján érvényes záró piaci jegyzésár alapul vételével történik. A piaci jegyzési árral nem rendelkező befektetések valós értékének meghatározása más, lényegében azonos jellemzőkkel rendelkező instumentumok érvényes piaci értékének vagy a befektetések alapját képező nettó eszközöktől elvárt pénzáramoknak az alapján történik.

A befektetések vásárlásának és eladásának elszámolása a teljesítés időpontjában történik, amely az eszköz másik fél részére történő átadásának napja.

vi) Pénzügyi instrumentumok és fedezeti ügyletek

Pénzügyi instrumentumnak minősülnek a konszolidált mérlegben a pénzeszközök, értékpapírok, vevő- és egyéb követelések, szállító- és egyéb kötelezettségek, hosszú lejáratú követelések, adott és kapott hitelek és kölcsönök, befektetések, kötvénykövetelések és kötelezettségek. Ezen tételek értékelése során alkalmazott elveket jelen számviteli politika vonatkozó jegyzetei tartalmazzák.

A pénzügyi instrumentumok (beleértve az összetett pénzügyi instrumentumokat) az alapul szolgáló szerződéses kötelezettségek valós tartalma alapján válnak eszköz-, forrás- vagy tőkeelemmé. A kötelezettségek közé sorolt pénzügyi instrumentumokhoz kapcsolódó kamatok, osztalékok, nyereségek és veszteségek felmerüléskor az eredménykimutatásban kerülnek elszámolásra. A saját tőkében megjelenő pénzügyi instrumentumok tulajdonosainak nyújtott juttatások a saját tőkével szemben kerülnek elszámolásra. Az összetett pénzügyi instrumentumok esetében először azok kötelezettség része kerül értékelésre, a tőkerész maradványértékként kerül meghatározásra. A pénzügyi instrumentumok csak abban az esetben kerülnek elszámolásra egymással szemben (nettósítás), ha a Társaságnak ahhoz törvényes joga van, továbbá ha feltett szándéka, hogy az érintett eszközt és forrást nettó módon vagy egyidejűleg rendezi.

A pénzügyi instrumentumok kivezetése akkor történik meg, amikor a Csoport már nem rendelkezik a pénzügyi instrumentumban foglalt jogokkal, amely rendszerint az instrumentum eladásának, vagy az instrumentumból származó valamennyi pénzáramlás független harmadik fél részére történő átadásának időpontja.

vii) Származékos pénzügyi instrumentumok

A Csoport származékos pénzügyi instrumentumokat, például forward devizaszerződéseket vagy kamatláb swapokat használ a kamatlábak és az árfolyamok változásából eredő kockázatok kezelésére. Ezen származékos pénzügyi instrumentumok a szerződéskötés napján fennálló valós értéken kerülnek felvételre, és a következő időszakokban átértékelésre kerülnek. A származékos ügyletek eszközként kerülnek elszámolásra, ha valós értékük pozitív, illetve kötelezettségként, amennyiben valós értékük negatív.

A fedezeti ügyletnek nem minősülő származékos ügyletek való értékének változásából eredő bevételek és ráfordítások a tárgyévi eredményben kerülnek elszámolásra a pénzügyi műveletek bevételei vagy ráfordításai között. A forward devizaszerződések valós értéke a hasonló lejáratú forward devizaárfolyamok alapján, a kamat swapok valós értéke pedig a hasonló instrumentumok piaci értéke alapján kerül meghatározásra.

A beágyazott származékos ügyletek az alábbi feltételek mindegyikének teljesülése esetén elkülönítésre kerülnek az alapul szolgáló szerződéstől, és különálló származékos ügyletként kerülnek kimutatásra:

- a beágyazott származékos ügylet gazdasági jellemzői és kockázatai nem mutatnak szoros kapcsolatot az alapul szolgáló szerződés gazdasági jellemzőivel,
- egy a beágyazott származékos ügylet jellemzőivel rendelkező különálló ügylet megfelelne a származékos ügylet definíciójának, és
- a hibrid (beágyazott származékos ügyletet tartalmazó) ügylet nem valós értéken kerül kimutatásra, értékének változásai nem jelennek meg az eredményben.

viii) Fedezeti ügyletek

A fedezeti elszámolás szempontjából az ügyletek a következő kategóriákba sorolhatók:

- valós érték fedezeti ügyletek, amelyek a mérlegben szereplő eszközök vagy kötelezettségek valós értékében bekövetkező változásoknak való kitettséget fedezik;
- cash flow fedezeti ügyletek, amelyek egy mérlegben szereplő eszköz vagy forrás, illetve egy előre jelzett ügylet pénzáramában bekövetkező változásoknak való kitettség bizonyos kockázatait fedezik; vagy
- egy külföldi egységben lévő nettó befektetésre vonatkozó fedezeti ügylet.

Egy biztos elkötelezettség devizakockázatának fedezete cash flow fedezeti ügyletként kerül elszámolásra. A fedezeti ügylet megkötésekor a Csoport formálisan megjelöli és dokumentálja a fedezeti kapcsolatot, amelyre a Csoport a fedezeti elszámolást alkalmazni kívánja, valamint az ügylet megkötésének kockázatkezelési céljait és stratégiáját. A dokumentáció tartalmazza a fedezeti ügylet azonosítását, a kapcsolódó fedezett tételt vagy ügyletet, a fedezni kívánt kockázat jellegét és azt, hogy a gazdálkodó hogyan fogja mérni a fedezeti ügylet hatékonyságát a fedezett tétel valós értékében vagy pénzáramaiban létrejövő, a fedezett kockázatnak tulajdonítható változásoknak való kitettség ellentételezésében. Ezen fedezeti ügyletek várhatóan nagyon hatékonyak lesznek a valós érték vagy a pénzáram változások ellentételezésének elérésében, és folyamatosan értékelésre kerülnek annak megállapítása érdekében, hogy a beszámolási időszak egész ideje alatt ténylegesen nagyon hatékonyak voltak.

A fedezeti elszámolás szigorú követelményeinek megfelelő fedezeti ügyletek elszámolása az alábbiak szerint történik:

Valós érték fedezeti ügyletek

A valós érték fedezeti ügyletek egy mérlegben kimutatott eszköz vagy kötelezettség, vagy egy ki nem mutatott biztos elkötelezettség, vagy egy ilyen eszköz, kötelezettség vagy biztos elkötelezettség beazonosítható részének valós értékében bekövetkező változásoknak való olyan kitettség fedezése, amely egy bizonyos kockázathoz kapcsolódik, és várhatóan az eredményt fogja érinteni.

Valós érték fedezeti ügyletek esetében a fedezett tétel könyv szerinti értéke a fedezett kockázatnak tulajdonítható nyereséggel vagy veszteséggel módosításra kerül, a fedezeti ügylet átértékelésre kerül valós értékre, és mindkettő nyeresége vagy vesztesége az eredményben jelenik meg. Az amortizált bekerülési értéken szereplő tételekhez kapcsolódó valós érték fedezeti ügyletek esetében a könyv szerinti érték módosítása a lejáratig hátralévő időszak alatt kerül amortizálásra az eredménnyel szemben. Egy fedezett, effektív kamatláb módszerrel értékelt pénzügyi instrumentum könyv szerinti értékének módosítását az eredménnyel szemben kell amortizálni. Az amortizáció elszámolása akkor kezdődhet, amikor a módosítás megjelenik, és nem kezdődhet később, mint amikor a fedezett tételnek a fedezett kockázatnak tulajdonítható valós érték változások miatti módosítása megszűnik.

Ha egy mérlegben nem szereplő biztos elkötelezettség kerül fedezett tételként megjelölésre, az ezt követően elszámolt, a biztos elkötelezettség valós értékében a fedezett kockázatnak tulajdonítható kumulatív változás eszközként vagy kötelezettségként kerül elszámolásra az eredménnyel szemben. A fedezeti ügylet valós értékének változása szintén az eredményben kerül elszámolásra.

A Csoport akkor szünteti meg a valós érték fedezeti elszámolást, ha a fedezeti instrumentum lejár, eladásra kerül, megszűnik vagy lehívják, a fedezeti ügylet már nem felel meg a fedezeti elszámolás kritériumainak, vagy a Csoport visszavonja a fedezeti megjelölést.

Cash flow fedezeti ügyletek

A cash flow fedezeti ügylet a pénzáramok változékonyságából eredő olyan kitettségnek a fedezése, amely egy mérlegben szereplő eszközzel vagy kötelezettséggel, vagy egy valószínű előre jelzett ügylettel kapcsolatos bizonyos kockázatnak tulajdonítható, és amely érintheti az eredményt. A fedezeti ügylet nyereségének vagy veszteségének hatékony része közvetlenül a saját tőkével, míg a nem hatékony része az eredménnyel szemben kerül elszámolásra.

A saját tőkében elszámolt összegeket akkor kell az eredményben figyelembe venni, amikor a fedezett tranzakció az eredményre hatást gyakorol, például amikor a fedezett pénzügyi bevétel vagy ráfordítás elszámolásra kerül, vagy az előre jelzett eladás vagy vásárlás megtörténik. Ha a fedezett ügylet egy nem pénzügyi eszköz vagy kötelezettség megszerzése, a saját tőkében elszámolt összeget a nem pénzügyi eszköz vagy kötelezettség bekerülési értékében kell figyelembe venni.

Ha az előre jelzett ügylet várhatóan már nem fog bekövetkezni, a korábban a saját tőkével szemben elszámolt összegeket át kell sorolni az eredménybe. Ha a fedezeti ügylet lejár, eladásra kerül, megszűnik, lecserélés vagy átforgatás nélkül lehívásra kerül, vagy a fedezeti megjelölés visszavonásra kerül, a korábban a saját tőkével szemben elszámolt összegek a saját tőkében maradnak, amíg az előre jelzett ügylet bekövetkezik. Ha az előre jelzett ügylet várhatóan már nem fog bekövetkezni, ezeket az összegeket át kell sorolni az eredménybe.

Nettó befektetés fedezete

Egy külföldi egységben levő nettó befektetésre vonatkozó fedezeti ügylet, beleértve azon monetáris eszközök fedezetét is, amelyek a nettó befektetés részét képezik, a cash flow fedezeti ügyletekhez hasonló módon kerül elszámolásra. A fedezeti ügylet nyereségének vagy veszteségének hatékony része közvetlenül a saját tőkével, míg a nem hatékony része az eredménnyel szemben kerül elszámolásra. A külföldi egység kivezetésekor a saját tőkében így elszámolt nyereség vagy veszteség átsorolásra kerül az eredménybe.

ix) Készletek

A készletek, beleértve a befejezetlen termelést is, a bekerülési és a realizálható érték közül az alacsonyabbikon vannak kimutatva, figyelembe véve a lassan mozgó és felesleges tételek leírását. A realizálható érték megegyezik a befejezési, értékesítési és marketingköltségekkel csökkentett piaci értékkel. A vásárolt áruk értéke, beleértve a vásárolt kőolajat és földgázt, elsősorban súlyozott átlagár alapján kerül meghatározásra. A saját előállítású készletek értéke az anyagköltséget, a közvetlen bérköltséget és az üzemi általános költségek arányos részét foglalja magában, beleértve a bányajáradékot is. A nem realizálható készletek teljesen leírásra kerülnek.

x) Tárgyi eszközök

A tárgyi eszközök a halmozott értékcsökkenéssel és értékvesztéssel csökkentett bekerülési (vagy az 1991. október 1-jén megállapított könyv szerinti) értéken kerülnek kimutatásra. Értékesítéskor és felszámoláskor az eszközök bruttó értéke és halmozott értékcsökkenése kivezetésre kerül a könyvekből, a felmerülő nyereség vagy veszteség az eredménykimutatásban kerül elszámolásra.

A bekerülési érték az eszköz árán túlmenően az importvámokat, vissza nem igényelhető adókat és az eszköz üzembe helyezéséhez közvetlenül kapcsolódó költségeket, például hitelfelvételi költségeket tartalmaz. Az eszközök felszámolásának és az eredeti állapot helyreállításának becsült költségei aktiválásra kerülnek az eszköz bekerülésekor vagy abban az időpontban, amikor a felszámolásról szóló döntés megszületik. A becslések változása módosítja a tárgyi eszközök könyv szerinti értékét. Az üzembe helyezést követően felmerülő költségek, mint például karbantartás vagy javítás (leszámítva a periodikus karbantartási költségeket), általában az eredmény terhére kerülnek elszámolásra a felmerülésükkel egyidőben. A periodikus karbantartási költségek az eszközök külön komponenseként kerülnek aktiválásra.

A beruházások között a folyamatban lévő beszerzések és előállítások szerepelnek bekerülési értéken, ami a beszerzési költségeket és a közvetlen önköltségeket foglalja magában. A beruházásokra értékcsökkenést csak az eszköz üzembe helyezését követően számolnak el.

Az olaj- és gázkutatási és -feltárási költségek elszámolása alább, a xiv) bekezdésben található.

xi) Immateriális javak

Az egyedileg beszerzett immateriális javak beszerzési áron, az üzleti kombináció során megszerzett immateriális javak pedig valós értéken kerülnek felvételre a megszerzés időpontjában. A könyvekben való felvételre abban az esetben kerül sor, ha az eszköz használata bizonyíthatóan jövőbeli gazdasági javak beáramlását eredményezi, és annak költsége egyértelműen meghatározható.
A bekerülést követően az immateriális javak vonatkozásában a bekerülési érték modell irányadó. Ezen javak élettartama véges vagy nem meghatározható. A véges élettartamú eszközök amortizációja lineáris módszerrel történik az élettartamra vonatkozó legjobb becslés alapján. Az amortizációs időszak és az amortizáció módszere évente felülvizsgálatra kerül a pénzügyi év végén. A saját előállítású immateriális javak, a fejlesztési költségek kivételével nem kerülnek aktiválásra, hanem felmerülésük évében elszámolásra kerülnek az eredménnyel szemben. Az immateriális javak évente felülvizsgálatra kerülnek értékvesztés szempontjából egyedileg vagy a jövedelemtermelő egység szintjén. A hasznos élettartamok szintén évente kerülnek értékelésre, a szükséges módosítások a jövőre vonatkozóan történnek meg.

A kutatási költségek felmerüléskor ráfordításként kerülnek elszámolásra. Az egyedi projekteken felmerülő fejlesztési költségek akkor vihetők tovább, ha azok jövőbeli megtérülése megfelelően bizonyítottnak tekinthető. A kezdeti elszámolást követően a fejlesztési költségekre a bekerülési érték modell alkalmazandó, amely szerint az eszköz értékvesztéssel csökkentett bekerülési értéken kerül kimutatásra. Amortizáció nem került elszámolásra a kutatási szakaszban felmerült költségekre. A fejlesztési költségek könyv szerinti értéke évente felülvizsgálatra kerül értékvesztés szempontjából, amikor az eszköz használatbavétele még nem történt meg, vagy gyakrabban, ha a beszámolási év során arra utaló jel merült fel, hogy a könyv szerinti érték nem térül meg.

Az olaj- és gázkutatási és -feltárási költségek elszámolása alább, a xiv) bekezdésben található.

xii) Értékcsökkenés

Az immateriális javak és tárgyi eszközök értékcsökkenésének elszámolása lineáris, az alábbi kulcsok alapján:

▹ Szoftverek	20–33%
▹ Épületek	2–10%
▹ Finomítói berendezések	8–25%
▹ Gáz- és olajszállító és -tároló berendezések	2–14,5%
▹ Töltőállomások és felszereléseik	4–20%
▹ Egyéb gépek és berendezések	10–33%

Az egyes szénhidrogénmezőkhöz vagy a hozzájuk tartozó szállítási rendszerhez kapcsolódó olaj- és gáztermelő és -gyűjtő berendezések értékcsökkenése a bizonyított és kifejlesztett, gazdaságosan kitermelhető szénhidrogénkészletek alapján, a termelés arányában kerül elszámolásra. A készletek felülvizsgálata évente történik. A több szénhidrogén-termelő mezőhöz kapcsolódó szállítóberendezések értékcsökkenése egyedileg, lineárisan, a várható hasznos élettartam alapján történik. A bérelt berendezéseken végzett felújítások aktivált értékének az értékcsökkenése a várható hasznos élettartam és a bérleti időszak közül a rövidebbik alapján történik. A párnagázra, amelyet a folyamatos működés során a tárolókban kell tartani, illetve nem lehetséges annak kitermelése, nem kerül értékcsökkenés elszámolásra, mert értéke a tárolók hasznos élettartamának végén realizálható. A periodikus karbantartási költségek a következő hasonló karbantartásig hátralévő időszak alatt kerülnek elszámolásra.

A hasznos élettartamok és az értékcsökkenési módszerek legalább évente felülvizsgálatra kerülnek az adott eszköz által nyújtott tényleges gazdasági haszon megfelelő tükröztetése érdekében.

xiii) Eszközök értékvesztése

Amennyiben arra utaló jelek merülnek fel, hogy a realizálható érték a könyv szerinti érték alá kerülhet, a tárgyi eszközök és az immateriális javak értékvesztése felülvizsgálatra kerül. Amennyiben a realizálható érték a könyv szerinti érték alá kerül, a bekerülési értéken kezelt eszközök vonatkozásában értékvesztést az eredmény terhére kell elszámolni. A realizálható érték az eszköz használati értéke és piaci értéke közül a magasabb. A piaci érték az az összeg, amely független felek közötti tranzakció során az eszközért megkapható, míg a használati érték az eszköz folyamatos használatából és hasznos élettartamának végén történő értékesítéséből származó cash flow-k nettó jelenértéke. A realizálható érték meghatározása eszközönként egyedileg, illetve amennyiben ez nem lehetséges, jövedelemtermelő egységenként történik. Az elszámolt értékvesztések évente felülvizsgálatra kerülnek,

és amennyiben a realizálható érték emelkedik, úgy a korábban elszámolt értékvesztés részben vagy teljesen visszaírásra kerül.

xiv) Olaj- és gázkutatási és -feltárási költségek elszámolása

A kutatási és feltárási költségek elszámolásának az alapja a Successful Efforts módszer. A kutatófúrás költségei azok felmerülésekor aktiválásra kerülnek az immateriális javak között. Amennyiben bizonyított készleteket azonosítanak be és a feltárásról döntés születik, a vonatkozó aktivált költségek átsorolásra kerülnek az ingatlanok közé. A nem bizonyított mezők eszközértéke rendszeresen felülvizsgálatra kerül, és amennyiben szükséges, értékvesztés kerül elszámolásra. A kutatás egyéb költségei, a kutatófúrások költségének kivételével, azok felmerülésekor az eredmény terhére kerülnek elszámolásra. A sikertelen kutatófúrások a sikertelenné minősítést követően költségként kerülnek elszámolásra. A geológiai és geofizikai kutatási költségek felmerüléskor az eredmény terhére kerülnek elszámolásra.

xv) Kamatozó kölcsönök és hitelek

Valamennyi kölcsön és hitel bekerülési értéken kerül felvételre, amely a kapott ellenérték kibocsátási költségekkel csökkentett valós értéke. A kezdeti megjelenítést követően a kamatozó kölcsönök és hitelek az effektív kamatláb módszerével számított amortizált bekerülési értéken kerülnek értékelésre. Az amortizált bekerülési értékben a kibocsátás költségei, valamint a teljesítéskor felmerült diszkontok vagy prémiumok figyelembevételre kerülnek.
A bevételek és ráfordítások a konszolidált eredménykimutatásban jelennek meg a befektetések kivezetésekor vagy értékvesztésekor, valamint az amortizációs folyamat során, az aktivált finanszírozási költségek kivételével.

xvi) Céltartalékok

Céltartalékképzésre abban az esetben kerül sor, ha a Csoportnak jelenbeli – jogilag előírt vagy vélelmezett – kötelezettsége keletkezik egy múltbeli esemény következtében, és valószínű, hogy gazdasági javak átadásával kell majd a kötelezettséget rendezni, továbbá a kötelezettség összege jól becsülhető. A céltartalékok mérlegkészítéskor felülvizsgálatra, a becslések pontosításra kerülnek. A céltartalék értéke a kötelezettség rendezésére vonatkozó kiadások jelenértéke, melynek meghatározásánál diszkontrátaként a becsült kockázatmentes kamatláb szolgál.
Az idő múlását jelentő diszkontfeloldás alkalmazásakor a céltartalék mérlegértéke évről évre nő a diszkonthatással.
A növekmény kamatköltségként kerül elszámolásra.

Szervezetátalakításra képzett céltartalék

A Csoport munkavállalói a munkáltató részéről történő felmondás esetén a vonatkozó magyar törvények, valamint a MOL és az alkalmazottak közötti Kollektív Szerződés értelmében végkielégítésre jogosultak. A konszolidált éves beszámolóban az ilyen jellegű céltartalék akkor kerül elismerésre, ha a szervezetátalakítási program meghatározásra és kihirdetésre került, és a végrehajtás feltételei teljesültek.

Környezetvédelmi kötelezettségekre képzett céltartalék

A jelen és jövőbeni bevételekhez kapcsolódó környezetvédelmi kiadások felmerüléskor jellegüknek megfelelően költségként kerülnek elszámolásra, vagy aktiválják őket. Az azonosítás évében céltartalékképzés történik a jelenben fennálló, a múltbeli működés eredményeképpen bekövetkezett azon környezetszennyezések elhárítási kiadásaira, amelyek nem járulnak hozzá a jelen és jövőbeli bevételek keletkezéséhez. A céltartalék mértékének megállapítása az érvényes jogszabályok és rendeletek, illetve az ismert technológiák alapján történik. Céltartalék akkor kerül megképzésre, ha a kötelezettség megléte valószínűsíthető, és annak mértéke megfelelően becsülhető.

Mezőfelhagyási kötelezettségek

A Társaság a kőolaj- és földgáztermelő mezőkön a termelés felhagyását követően jelentkező jövőbeni költségeinek jelenértékére céltartalékot képez. A céltartalék értékére vonatkozó becslés a jelenleg ismert szabályozás, technológia és árszint alapján történik.

Nyugdíjjuttatásokra képzett céltartalék

A Csoport három meghatározott, hosszú távú nyugdíjjuttatási rendszert működtet, melyek nem igényelnek külön alapba történő hozzájárulást. A rendszerek által biztosított juttatások költsége rendszerenként külön kerül meghatározásra a kivetített jóváírási egység módszerrel, aktuáriusi értékelés alapján. Az aktuáriusi nyereségek és veszteségek bevételként vagy ráfordításként azonnal elszámolásra kerülnek. A rendszer bevezetése vagy a rendszerben történő változás következtében keletkező múltbeli szolgálat költsége lineáris módszerrel kerül ráfordításként elszámolásra a juttatás megszolgálásáig hátralévő átlagos időtartam alatt.

xvii) Részvényalapú juttatások

A Csoport bizonyos munkavállalói (a felső- és középvezetés tagjai) részvényalapú juttatásokban részesülnek, illetve egyes munkavállalók részvényekért, részvényre vonatkozó jogokért cserében végeznek szolgáltatásokat (részvény-elszámolású tranzakciók).

A munkavállalóknak juttatott részvényalapú kompenzációk költsége a juttatás időpontjában fennálló valós érték alapján kerül meghatározásra. A valós érték megállapítása általánosan elfogadott opcióárazási modellek (rendszerint a Black–Scholes-formula) alkalmazásával történik. A részvényelszámolású tranzakciók értékelése során nem kerülnek figyelembevételre a teljesítménytől függő feltételek, leszámítva azokat, amelyek az anyavállalat részvényei-nek árfolyamához kötődnek („piaci feltételek").

A részvényelszámolású tranzakciók (a saját tőke egyidejű növekedésével együtt) azon időszak alatt kerülnek elismerésre, amelyben a teljesítménytől függő feltételek teljesülnek, addig az időpontig, amikor az érintett munkavál-lalók teljes mértékben jogosulttá válnak a juttatásra („megszolgálás időpontja"). A részvényelszámolású tranzakciók halmozott költsége a beszámolás időpontjában tükrözi a megszolgálási időszakból eltelt időt, valamint azon juttatá-sok mennyiségét, amelyek a Csoport vezetésének véleménye szerint a tőkeinstrumentumok darabszámára vonatkozó, rendelkezésre álló legjobb becslés alapján végül megszolgálásra kerültek.

Nem kerülnek költségként elszámolásra azon juttatások, amelyek nem válnak megszolgálttá, kivéve azokat, ahol a megszolgálás piaci feltételtől függ, amelyeket megszolgáltnak kell tekinteni a piaci feltétel teljesülésétől függetlenül, feltéve, hogy minden egyéb, teljesítménytől függő feltétel teljesült.

Ha egy részvényelszámolású tranzakció feltételei módosításra kerülnek, minimálisan annyi ráfordítás kerül elszámo-lásra, mintha a feltételek nem változtak volna. További költség kerül leszámolásra akkor, ha a tranzakció értéke *növekszik a módosítás eredményeként, a módosítás időpontjában fennálló értékelés alapján.*

Ha egy részvényalapú tranzakció megszűnik, úgy kell tekinteni, mintha a megszűnés napján megszolgálttá válna, és minden el nem számolt ráfordítást azonnal el kell számolni. Ha egy új juttatás lép a korábbi helyére, és helyettesítő juttatásként kerül megjelölésre a juttatás napján, a megszűnt és az új juttatásokat úgy kell kezelni, mintha az eredeti juttatás módosításai lennének, az előző bekezdésben foglaltak szerint.

A le nem hívott opciókat az egy részvényre jutó hozam megállapításánál további hígító hatású részvénynek kell tekinteni.

xviii) Lízing

A pénzügyi lízing, melynek révén a lízingelt eszköz tulajdonjogával járó kockázat és haszon döntő többsége a Csoport részére átadásra kerül, a lízing kezdetekor a lízingelt eszköz valós értékén vagy – amennyiben az alacso-nyabb – a minimális lízingfizetések jelenértékeként kerül aktiválásra. A lízingfizetések megosztásra kerülnek a pénzügyi költség és a fennálló kötelezettség csökkenése között úgy, hogy az a kötelezettség fennálló állomá-nyára vonatkozó állandó kamatlábat eredményezzen. A pénzügyi költségek közvetlenül az eredménnyel szemben kerülnek elszámolásra. Az aktivált lízingelt eszköz amortizációja a becsült hasznos élettartam vagy a lízingidőszak közül a rövidebb időszak alatt történik. A pénzügyi lízingszerződés megkötésekor felmerült kezdeti költségek a lízingelt eszköz bekerülési értékét növelik, és a lízing időtartama alatt kerülnek figyelembevételre a lízingbevételek-hez hasonlóan. Az a lízing, melynek során a lízingbe adó a lízingelt eszköz tulajdonjogával járó kockázat és haszon döntő többségét megtartja, operatív lízingként kerül kimutatásra. Az operatív lízing alapján történő lízingfizetések az eredménykimutatásban ráfordításként, lineárisan a lízing időtartama során kerülnek elszámolásra.

xix) Állami támogatások

Az állami támogatások valós értéken kerülnek elszámolásra, ha megfelelően bizonyított, hogy a Társaság megkapja a támogatást, és valamennyi kapcsolódó követelménynek megfelel. A ráfordításhoz kapcsolódó állami támogatást *azokra az időszakokra kell szisztematikusan elszámolni, amelyekben azok a költségek felmerültek, amelyeket az* kompenzálni hivatott. Az eszközhöz kapcsolódó állami támogatást halasztott bevételeként kell kimutatni, és az eszköz élettartama alatt egyenlő részletekben kell az eredménnyel szemben feloldani.

xx) Tartalékok

A konszolidált éves beszámolóban szereplő tartalékok értéke nem azonos a tulajdonosoknak kifizethető tartalékok összegével. Az osztalék mértékének meghatározására a MOL Rt. egyedi, a magyar számviteli törvény szerint készített éves beszámolója szolgál.

Átváltási tartalék

Az átváltási tartalék a külföldi társaságok konszolidációja során keletkező átváltási különbözeteket tartalmazza. Az olyan monetáris eszköz kapcsán keletkező átváltási különbözet, amely tartalmilag a Csoport külföldi társaságba történő befektetésének részét képezi, a konszolidált éves beszámolóban a befektetés megszüntetéséig a saját tőke elemeként kerül kimutatásra. Amikor a kapcsolódó eszközök kivezetésre kerülnek, a felhalmozott átváltási tartalék ugyanabban az időszakban kerül elszámolásra bevételként vagy költségként, amikor az értékesített eszközökből származó nyereség vagy veszteség.

Fedezeti tartalék

A fedezeti tartalék a hatékony pénzáram fedezeti ügyletek valós értékének halmozott nettó változását tartalmazza.

Az összetett instrumentumok tőkerésze

Az összetett instrumentumok tőkerésze tartalmazza az instrumentum kibocsátásából származó bevételnek a kötelezettség részén felüli értéket. A kötelezettségrész az instrumentumhoz kapcsolódó jövőbeni kifizetések jelenértékeként kerül meghatározásra. Az összetett instrumentumok tőkerésze akkor kerül kimutatásra, amikor a Csoport érdekeltté válik instrumentumban.

xxi) Visszavásárolt saját részvények

A visszavásárolt saját részvények névértéke a jegyzett tőkéből kerül levonásra. A névérték és a bekerülési érték közötti különbözet, valamint a saját részvény tranzakciók során képződő nyereségek és veszteségek közvetlenül a tőketartalékban kerülnek elszámolásra.

xxii) Osztalék

Az osztalékot abban az évben számolja el a Társaság, amikor azt a tulajdonosok jóváhagyják.

xxiii) Árbevétel-elismerés

Árbevétel abban az esetben kerül elismerésre, ha valószínűsíthető a tranzakcióval összefüggő gazdasági előnynek a Társasághoz érkezése, valamint annak összege megfelelően mérhető. Az árbevétel összege az értékesítéshez kapcsolódó adók és engedmények nélkül kerül elszámolásra akkor, amikor a javak átadása, illetve a szolgáltatás nyújtása megtörténik, valamint a kockázatok és hasznok átszállnak. Az értékesített földgáz a szállított gáz mennyisége alapján kerül elszámolásra, az átadás időpontjában rögzített hatósági áron. A hatósági árak meghatározása részben a tervezett értékesítési volumenek és költségek alapján történik, amit a követő szabályozási időszakban utólagosan módosítanak a terv- és tényszámok közötti eltérésekkel. Továbbá az árszabályozás során a költségek elismerésének időszaka és mértéke nem feltétlenül azonos a Társaság MSZSZ és IFRS szerinti beszámolójában. A konszolidált éves beszámoló nem tartalmaz semmiféle bevétel- vagy költségelhatárolást ezen különbséggel kapcsolatosan.

A kamatbevételek elismerése időarányosan történik, tükrözve a kapcsolódó eszköz tényleges hozamát.

Az osztalékbevételek a tulajdonosoknak az osztalékra való jogosultsága kezdetével kerülnek elszámolásra.

Azon származékos eszközök valós értékében bekövetkező változások, amelyek nem felelnek meg a fedezeti ügyletként történő elszámolás követelményeinek, azon időszak eredményében kerülnek elismerésre, amikor a változás végbement.

xxiv) Hitelfelvételi költségek

Azon hitelfelvételi költségek, melyek az eszközök előállításához és beszerzéséhez közvetlenül kapcsolódnak, aktiválásra kerülnek. A hitelfelvételi költségek aktiválásának kezdő időpontja az eszköz előállításának kezdő pontja és amikor a finanszírozási és egyéb költségek felmerülnek. A hitelfelvételi költségek aktiválási időszaka az eszköz üzembe helyezésének időpontjáig tart. A hitelfelvételi költségek a kamatokat, valamint a finanszírozáshoz kapcsoló-

dó egyéb költségeket foglalják magukban, beleértve a beruházás finanszírozásához felvett devizahiteleken keletkezett árfolyam-különbözetnek a kamatköltségeket helyettesítő részét is.

xxv) Társasági adó

A társasági adófizetési kötelezettség tárgyévi és halasztott adóelemeket tartalmaz. A halasztott adó számítása a kötelezettség módszer szerint kerül kiszámításra. Halasztott adó azokban az esetekben keletkezik, amikor egy tételnek az éves beszámolóban történő, illetve az adótörvény szerinti elszámolásában időbeli különbség adódik. A halasztott adókövetelés és -kötelezettség megállapítása azon évek adóköteles bevételére vonatkozó adókulcsok felhasználásával történik, amikor az időbeli különbség miatti eltérés várhatóan megtérül. A halasztott adókötelezettség és -követelés mértéke tükrözi a Csoportnak a mérleg fordulónapján fennálló, az adóeszközök és kötelezettségek realizálódásának módjára vonatkozó becslését.

Halasztott adókövetelés csak akkor szerepel a mérlegben, ha valószínűsíthető, hogy a Csoport a jövőbeni tevékenysége során adóalapot képző nyereséget realizál, amellyel szemben a halasztott adóeszköz érvényesíthető. Minden mérlegfordulónapon a Társaság számba veszi a mérlegben el nem ismert halasztott adóeszközöket, valamint az elismert adóeszközök könyv szerinti értékét. A korábban a mérlegbe fel nem vett követelések azon részét állományba veszi, amely várhatóan megtérülhet a jövőbeni nyereségadójának csökkenéseként. Ezzel ellentétesen olyan mértékben csökkenti halasztott adókövetelését, amely összeg megtérülésének fedezetére várhatóan adózott nyereség nem fog rendelkezésre állni.

A tárgyévi és halasztott adó közvetlenül a saját tőkével szemben kerül elszámolásra, amennyiben olyan tételekre vonatkozik, amelyeket ugyanabban vagy egy másik időszakban szintén a saját tőkével szemben számoltak el, beleértve a tartalékok nyitóértékének a számviteli politika visszamenőleges hatályú változása miatt bekövetkező módosításait is.

xxvi) Külföldi pénznemben történő tranzakciók

A külföldi pénznemben történő tranzakciók a beszámolási és a külföldi pénznem adott tranzakció napján érvényes árfolyamán átváltott értéken kerülnek kimutatásra. A tranzakciók pénzügyi rendezésekor érvényben lévő árfolyamnak az eredeti bekerülési árfolyamtól való eltérése esetén a különbözet az adott időszakra szóló konszolidált eredménykimutatásban kerül elszámolásra. A külföldi devizában fennálló pénzügyi eszközök és kötelezettségek a mérleg fordulónapjára vonatkozó árfolyamon kerülnek a funkcionális pénznemre átváltásra. A valós értéken kimutatott, külföldi devizában meghatározott tételek arra a napra vonatkozó árfolyamon kerülnek átváltásra, amelyre a valós értékelés vonatkozik. A vevőköveteléseken és szállítói tartozásokon keletkezett árfolyam-különbözetek az üzleti tevékenység eredményében, a hiteleken és kölcsönökön felmerült árfolyam-különbözetek a pénzügyi műveletek eredményében kerülnek elszámolásra.

A Csoport külföldi leányvállalataink pénzügyi kimutatásai a mérlegtételek esetében év végi árfolyamon, az eredménykimutatás tételeinek esetében súlyozott éves átlagárfolyamon kerülnek átváltásra. Minden átváltási különbözetet a saját tőke „Átváltási tartalék" sora tartalmaz. A leányvállalat kivezetése esetén a hozzá tartozó, saját tőkében elszámolt kumulatív különbözet az adott időszak eredménykimutatásában elismerésre kerül.

xxvii) Egy részvényre jutó hozam

Az egy részvényre jutó hozam meghatározása a Csoport eredményének és a részvényeknek a visszavásárolt saját részvények időszaki átlagos állományával csökkentett állományának a figyelembevételével történik.
Az egy részvényre jutó higított eredmény hasonlóan kerül kiszámításra, mint az egy részvényre jutó eredmény.
A számításnál azonban figyelembe veszik az összes, hígításra alkalmas, forgalomban lévő részvényt a következőképpen:

- a törzsrészvények után kiosztható hozamot megnövelve az adott időszakban figyelembe vehető átváltoztatható *részvények osztalékával és hozamával, módosítva az átváltásból eredő további bevételekkel és ráfordításokkal,*
- a forgalomban lévő részvények súlyozott átlagos darabszámát megnövelve azon további részvények súlyozott átlagos darabszámával, melyek forgalomban lennének, ha az összes átváltoztatható részvény átváltásra kerülne.

xxviii) Szegmensinformációk

Üzleti szempontból a Csoport négy fő szegmensre osztható: Kutatás-termelés, Feldolgozás és Kereskedelem, Földgáz és Vegyipar. Ezen szegmensek alapján kerülnek bemutatásra az elsődleges szegmensinformációk.

A Csoport másodlagos szegmensinformációkat nem mutat be, mivel eszközeinek nagy része egyetlen földrajzi területen, Közép-Európában helyezkedik el.

xxix) Mérlegen kívüli tételek

A mérlegen kívüli kötelezettségek nem szerepelnek a konszolidált éves beszámoló részét képző mérlegben és eredménykimutatásban, hacsak nem üzleti kombinációk során szerezték. A jegyzetekben kerülnek bemutatásra, kivéve, ha a gazdasági hasznot megtestesítő források kiáramlásának esélye távoli, minimális. A mérlegen kívüli követelések nem szerepelnek a konszolidált éves beszámoló részét képző mérlegben és erdménykimutatásban, de amennyiben gazdasági hasznok beáramlása valószínűsíthető, a jegyzetekben kimutatásra kerülnek.

2.4 Lényeges számviteli feltételezések és becslések

A számviteli politika alkalmazása során használt lényeges feltételezések

A 2.3 pontban leírt számviteli politika alkalmazása során a Társaság vezetése bizonyos feltételezésekkel élt, melyek befolyásolhatják a konszolidált éves beszámolóban szereplő összegeket (eltekintve a becslések hatásától, amely a következő pontban szerepel). Ezen feltételezések a megfelelő jegyzetekben részletesen kifejtésre kerülnek, de a leglényegesebbek az alábbiakra vonatkoznak:

- A környezetvédelmi és mezőfelhagyási kötelezettségek tartalma
- Adókedvezmények a jövőben, illetve megfelelő mértékű adóalapot képző nyereség realizálása, amellyel szemben a halasztott adóeszköz érvényesíthető
- Bizonyos peres ügyek kimenetele
- Aktuáriusi feltételezések alkalmazása a nyugdíjjuttatási kötelezettség számszerűsítésében
- A Successful Efforts módszer alkalmazása a kutatási projektek esetében

Bizonytalanságok a becslésekben

Az IFRS követelményeinek megfelelő konszolidált éves beszámoló készítése megköveteli becslések alkalmazását, melyek befolyásolják a konszolidált éves beszámolóban és a jegyzetekben szereplő összegeket. Ezen becslések a vezetőség jelenlegi eseményekre vonatkozó legjobb ismeretein alapulnak, azonban a tényleges eredmények eltérhetnek azoktól. Ezen becslések a megfelelő jegyzetekben részletesen kifejtésre kerülnek, de a leglényegesebbek az alábbiak:

- Pénzügyi instrumentumok valós értékének meghatározása
- Tárgyi eszközök hasznos élettartamának megállapítása
- A környezetvédelmi és mezőfelhagyási kötelezettségek számszerűsítése és időbeli felmerülése
- A tárgyi eszközök és a goodwill értékvesztésének meghatározása

3 Immateriális javak

	Vagyoni értékű jogok millió forint	Szellemi termékek millió forint	Kutatási költségek aktivált értéke millió forint	Goodwill millió forint	Negatív goodwill millió forint	Összesen millió forint
Nyitó egyenleg 2004. január 1.						
Bruttó érték	143	39 391	13 473	4 995	-490	57 512
Halmozott értékcsökkenés és értékvesztés	-107	-22 580	-4 939	-1 123	397	-28 352
Nettó érték	**36**	**16 811**	**8 534**	**3 872**	**-93**	**29 160**
2004. évi változások						
▹ növekedések	76	3 803	5 436	-	-	9 315
▹ leányvállalat és kisebbségi részesedés megvásárlása	10	11	1 888	3 509	-29 509	-24 091
▹ értékcsökkenés	-44	-6 099	-175	-901	1 315	-5 904
▹ értékvesztés	-	-66	-2 225	-	-	-2 291
▹ értékvesztés visszaírása	-	9	-	-	-	9
▹ csökkenések	-	-	-126	-	-	-126
▹ árfolyam különbözetek	-2	1	-396	-26	654	231
▹ átsorolások	731	-1 345	-288	-	-	-902
Záró nettó érték	**807**	**13 125**	**12 648**	**6 454**	**-27 633**	**5 401**
Záró egyenleg 2004. december 31.						
Bruttó érték	3 238	37 950	19 866	8 478	-29 362	40 170
Halmozott értékcsökkenés és értékvesztés	-2 431	-24 825	-7 218	-2 024	1 729	-34 769
Nettó érték	**807**	**13 125**	**12 648**	**6 454**	**-27 633**	**5 401**
2005. évi változások						
▹ IFRS 3 hatása – negatív goodwill átsorolása eredménytartalékba	-	-	-	-	27 633	27 633
Módosított nyitó nettó érték	807	13 125	12 648	6 454	-	33 034
▹ növekedések	3 331	6 807	4 187	-	-	14 325
▹ leányvállalat és kisebbségi részesedés megvásárlása	-	-	551	4 638	-	5 189
▹ értékcsökkenés	-257	-2 864	-	-	-	-3 121
▹ értékvesztés	-	-14	-4 913	-	-	-4 927
▹ értékvesztés visszaírása	-	12	-	-	-	12
▹ csökkenések	-	-24	-	-	-	-24
▹ árfolyam különbözetek	82	114	382	12	-	590
▹ átsorolások	-85	242	-4 495	-	-	-4 338
Záró nettó érték	**3 878**	**17 398**	**8 360**	**11 104**	**-**	**40 740**
Záró egyenleg 2005. december 31.						
Bruttó érték	6 698	49 155	10 898	11 104	-	77 855
Halmozott értékcsökkenés és értékvesztés	-2 820	-31 757	-2 538	-	-	-37 115
Nettó érték	**3 878**	**17 398**	**8 360**	**11 104**	**-**	**40 740**

Goodwill

Az üzleti kombináció révén keletkezett goodwillt az akvizíció időpontjában azon jövedelemtermelő egységekhez kell rendelni, melyek az üzleti kombináció hasznait várhatóan élvezni fogják. Az értékvesztés elszámolása előtt a goodwill könyv szerinti értéke az alábbiak szerint került felosztásra:

	2005			2004		
	Nettó könyv szerinti érték értékvesztés előtt millió forint	Értékvesztés millió forint	Nettó könyv szerinti érték millió forint	Nettó könyv szerinti érték értékvesztés előtt millió forint	Értékvesztés millió forint	Nettó könyv szerinti érték millió forint
Feldolgozás és Kereskedelem	**10 538**	-	**10 538**	**5 887**	-	**5 887**
▹ Roth Heizöle GmbH	6 024	-	6 024	5 887	-	5 887
▹ MOL RoComert s.r.l.	4 514	-	4 514	-	-	-
Vegyipar	**566**	-	**566**	**567**	-	**567**
▹ TVK Rt.	477	-	477	477	-	477
▹ TVK Polska Sp.Zoo.	89	-	89	90	-	90
Összes goodwill	**11 104**	-	**11 104**	**6 454**	-	**6 454**

A Csoport évente legalább egyszer megvizsgálja, hogy a goodwill esetében kell-e értékvesztést elszámolni. Ennek értelmében meg kell becsülni azon jövedelemtermelő egységek használati értékét, melyekhez goodwill kapcsolódik. A használati érték megállapításához a Csoport meghatározza a jövedelemtermelő egység jövőbeni várható pénzáramait, illetve kiválasztja a megfelelő diszkontrátát a pénzáramok jelenértékének kiszámítása céljából.

A jövedelemtermelő egységek realizálható értéke a használatiérték-kalkuláció alapján kerül meghatározásra. A használatiérték-kalkuláció során alkalmazott főbb feltételezések a diszkontráta, növekedési ütem, valamint az értékesítési árak és közvetlen költségek időszaki várható változásaira vonatkoznak. A vezetőség olyan adózás előtti diszkontrátákat határoz meg, amelyek tükrözik a pénz időértékére vonatkozó jelenlegi piaci értékeléseket és a jövedelemtermelő egységre jellemző kockázatokat. A növekedési ütem az iparági növekedési előrejelzések alapján kerül meghatározásra. Az értékesítési árak és közvetlen költségek változása a múlt tapasztalatain és a várható jövőbeni piaci változásokon alapszik.

2005. december 31-én 6024 millió forint goodwill kapcsolódik a főként ausztriai nagykereskedelmi piacon működő Roth csoport nagykereskedelmi tevékenységéhez, amely a Feldolgozás és Kereskedelem szegmensen belül önálló jövedelemtermelő egységet képez. A Csoport a pénzáramok előrejelzését a vezetőség által elfogadott, elkövetkező három évre vonatkozó aktuális üzleti tervei alapján készíti el, majd az azt követő évekre, 3%-os növekedési ütemet feltételezve kivetíti a pénzáramokat. Ez a ráta nem haladja meg az osztrák piacok átlagos hosszú távú növekedési ütemét. A becsült pénzáramok diszkontálására használt ráták tükrözik a Feldolgozás és Kereskedelem szegmensre jellemző kockázatokat, és a vonatkozó években 9% és 10% között változnak.

2005. december 31-én 4514 millió forint goodwill kapcsolódik a román kis- és nagykereskedelmi, valamint kenőanyagpiacon működő MOL RoComert (korábban Shell Romania, 2005 áprilisában vásárolva, lásd 5. jegyzet) kiskereskedelmi tevékenységéhez. A goodwill felosztása szempontjából a jövedelemtermelő egységet a vállalat tulajdonában lévő 59 benzinkút alkotja. A csoport a pénzáramok előrejelzését a vezetőség által elfogadott, elkövetkező három évre vonatkozó, benzinkutanként készülő aktuális üzleti tervek alapján készíti el, majd a benzinkutak hátralévő élettartamára kivetíti a pénzáramokat. A becsült pénzáramok diszkontálására használt ráták tükrözik a kiskereskedelmi tevékenységre jellemző kockázatokat, és a vonatkozó évek esetében 7,8% és 9,5% között változnak.

Kutatási költségek

A fenti táblázatban szereplő aktivált kutatási költségeken túlmenően 2005. és 2004. folyamán további 11 493 millió, illetve 8547 millió forint összegű kutatási költség merült fel, amelyek a konszolidált eredménykimutatás működési költség elemei között kerültek elszámolásra.

Végtelen élettartammal rendelkező immateriális javak

A MOL-csoportnak a goodwillen kívül nincs más, végtelen élettartammal rendelkező eszköze az immateriális javak között.

4 Tárgyi eszközök

	Ingatlanok millió forint	Műszaki gépek, berendezések, járművek millió forint	Egyéb berendezések millió forint	Befejezetlen beruházás millió forint	Összesen millió forint
Nyitó egyenleg 2004. január 1.					
Bruttó érték	715 402	640 166	66 767	137 367	1 559 702
Halmozott értékcsökkenés és értékvesztés	-263 645	-392 251	-47 855	-	-703 751
Nettó érték	**451 757**	**247 915**	**18 912**	**137 367**	**855 951**
2004. évi változások					
▹ növekedések és üzembehelyezés	60 932	92 830	6 975	166 717	327 454
▹ értékcsökkenés	-31 968	-55 710	-5 192	-	-92 870
▹ értékvesztés	-4 567	-918	-68	-626	-6 179
▹ értékvesztés visszaírása	236	45	-	73	354
▹ leányvállalat megvásárlása	2 825	2 129	51	2 812	7 817
▹ csökkenések	-2 711	-247	-124	-748	-3 830
▹ árfolyam különbözetek	-2 639	-696	-48	-255	-3 638
▹ átsorolások és üzembehelyezés	1 704	866	-1 552	-161 008	-159 990
Záró nettó érték	**475 569**	**286 214**	**18 954**	**144 332**	**925 069**
Záró egyenleg 2004. december 31.					
Bruttó érték	773 223	727 107	62 844	144 332	1 707 506
Halmozott értékcsökkenés és értékvesztés	-297 654	-440 893	-43 890	-	-782 437
Nettó érték	**475 569**	**286 214**	**18 954**	**144 332**	**925 069**
2005. évi változások					
▹ növekedések és üzembehelyezés	184 894	171 631	7 297	194 879	558 701
▹ értékcsökkenés	-32 525	-61 155	-5 638	-	-99 318
▹ értékvesztés	-13 638	-1 128	-702	-666	-16 134
▹ értékvesztés visszaírása	2 033	43	1	16	2 093
▹ leányvállalat megvásárlása	11 991	1 375	866	10 083	24 315
▹ csökkenések	-4 337	-324	-55	-150	-4 866
▹ árfolyam különbözetek	11 925	8 500	184	595	21 204
▹ átsorolások és üzembehelyezés	2 139	1 904	-31	-302 323	-298 311
Záró nettó érték	**638 051**	**407 060**	**20 876**	**46 766**	**1 112 753**
Záró egyenleg 2005. december 31.					
Bruttó érték	961 488	904 308	72 244	46 991	1 985 031
Halmozott értékcsökkenés és értékvesztés	-323 437	-497 248	-51 368	-225	-872 278
Nettó érték	**638 051**	**407 060**	**20 876**	**46 766**	**1 112 753**

A beruházás befejezésekor a könyv szerinti érték átvezetésre kerül a beruházásokról az érintett tárgyi eszköz kategóriába, ahol az a „Növekedések és üzembehelyezés" soron jelenik meg.

Számviteli politikában bekövetkezett változások

Az IAS 16 – Ingatlanok, gépek és berendezések standard követelményeinek megfelelően a termelő berendezések rendszeresen ismétlődő, időszakos karbantartási költségei aktiválásra kerülnek 2005. január 1-jétől. Ezen költségek a korábbi időszakokban ráfordításként kerültek elszámolásra. A bevezetés hatására a konszolidált tárgyidőszaki eredmény 5865 millió forinttal növekedett.

Becslésekben bekövetkezett változások

Ugyanezen standard követelményeként a Csoport felülvizsgálta az immateriális javak, ingatlanok, gépek és berendezések várható hasznos élettartamát, ami a halasztott adó hatást is figyelembe véve 8777 millió forinttal növelte a tárgyidőszaki konszolidált eredményt.

Értékvesztés

2005-ben az elszámolt értékvesztésből 7519 millió forint a kimerülő és szünetelő mezőkre képzett mezőfelhagyási céltartalék felülvizsgálata kapcsán (lásd 16. jegyzet), valamint 3558 millió forint egyes lebontandó vagy átlagon alul teljesítő magyar, szlovák illetve román töltőállomások vonatkozásában merült fel. 2004-ben 2721 millió forint volt az elszámolt értékvesztés melynek jelentős része a szlovákiai töltőállomások miatt merült fel.

Lízingelt eszközök

A tárgyi eszközök tartalmazzák azon eszközöket amelyeket pénzügyi lízing keretében vásárolt meg a Csoport:

	2005 millió forint	2004 millió forint
Bruttó érték	687	788
Halmozott értékcsökkenés	-370	-362
Nettó érték	**317**	**426**

Finanszírozási költségek

A tárgyi eszközök bruttó értéke magában foglalja az eszközök beruházása során felmerült finanszírozási költségeket is. A bruttó érték növeléseként 2005 során 4074 millió forint, 2004 során 0 forint finanszírozási költség került aktiválásra a tárgyi eszközökre. Az átlagos aktiválási kulcs 2005-ben 8,4% volt, amíg 2004-ben 0% volt, mivel a hiteleken elért árfolyamnyereség meghaladta a kamat és a hiteleken realizált árfolyamveszteség összegét.

Párnagáz tranzakció

A MOL Földgáztároló Rt. („Földgáztároló") 2005. december 22-én szerződést írt alá a Gazdasági és Közlekedési Minisztériummal mintegy három milliárd köbméter párnagáz tulajdonjogának megszerzésére vonatkozóan 60 Mrd Ft bányajáradék megfizetése mellett. A föld alatti gáztárolási tevékenység üzemszerű működtetéséhez elengedhetetlenül szükséges tárolói párnagáz jelentős része korábban a Magyar Állam tulajdonában volt. Ezen tranzakció lezárását követően a Földgáztároló lett a négy legjelentősebb föld alatti gáztároló létesítmény működtetéséhez szükséges párnagáz tulajdonosa. A Földgáztároló garantálja a Magyar Állam felé, hogy a tranzakció ideje alatt, 16 évig a tulajdonába került párnagázt nem termeli ki. A fenti kötelezettség vállalásával párhuzamosan a Magyar Állam a Földgáztárolónak a MOL-csoport megtérülési céljainak megfelelő hozamot biztosít. A megvásárolt párnagáz a konszolidált mérlegben tárgyi eszköz, azon belül az ingatlanok soron került kimutatásra.

Zálogjoggal terhelt eszközök

A Csoportnak 2005. december 31-én 12 901 millió forint értékben voltak zálogjoggal terhelt eszközei, amelyek a TVK Erőmű által felvett hitelek biztosítékául szolgáltak. 2004. december 31-én a Csoportnak nem voltak zálogjoggal terhelt eszközei.

5 Befektetések konszolidált leányvállalatokban és közös vezetésű vállalkozásokban

Társaság	Ország	Tevékenységi kör	Tulajdoni hányad 2005	Tulajdoni hányad 2004
Kutatás-termelés				
BHM OIL-Invest Ltd	Ciprus	Külföldi kutatás menedzsment	100%	100%
Surgut Trading Ltd	Oroszország	Ásványolaj termékek kereskedelme	50%	-
GES Kft.	Magyarország	Geofizikai mérések végzése, mérési adatok feldolgozása	100%	100%
Geoinform Kft.	Magyarország	Szénhidrogén kutatás	100%	100%
MOL CIS Ltd	Ciprus	Külföldi kutatás menedzsment	100%	100%
ZMB Ltd (közös vezetésű vállalkozás)	Oroszország	Külföldi kőolaj- és földgázkészletek felkutatása, kitermelése	50%	50%
SHM Seven Ltd (korábban MOL Greece Ltd)	Ciprus	Külföldi kőolaj- és földgázkészletek felkutatása, kitermelése	100%	100%
RUSI Ltd	Ciprus	Kutatások finanszírozása	100%	100%
MOL Caspian	Ciprus	Külföldi kőolaj- és földgázkészletek felkutatása, kitermelése	100%	100%
Ural Group Ltd (közös vezetésű vállalkozás)	Brit Virgin-szigetek	Külföldi kőolaj- és földgázkészletek felkutatása, kitermelése	28%	23%
Ural Oil Group Ltd (közös vezetésű vállalkozás)	Kazahsztán	Külföldi kőolaj- és földgázkészletek felkutatása, kitermelése	28%	23%
MOL Pakistan Ltd	Hollandia	Külföldi kőolaj- és földgázkészletek felkutatása, kitermelése	100%	100%
MOL Syria Ltd	Hollandia	Külföldi kőolaj- és földgázkészletek felkutatása, kitermelése	100%	100%
MOL Tunisia Ltd	Ciprus	Külföldi kőolaj- és földgázkészletek felkutatása, kitermelése	100%	100%
MOL Yemen Ltd	Ciprus	Külföldi kőolaj- és földgázkészletek felkutatása, kitermelése	100%	100%
UBA Services Ltd	Ciprus	Külföldi kutatásmenedzsment	100%	100%
Földgáz				
MOL Földgázellátó Rt.	Magyarország	Földgázellátás és kereskedelem	100%	100%
MOL Földgázszállító Rt.	Magyarország	Földgázszállítás	100%	100%
MOL Földgáztároló Rt.	Magyarország	Földgáztárolás	100%	100%
Balatongáz Kft.	Magyarország	Gázközműfejlesztés és vagyonkezelés	77%	77%
Feldolgozás és Kereskedelem				
Intermol d.o.o.	Szerbia	Üzem- és kenőanyag-kiskereskedelem	100%	a)
Mineralkontor GmbH	Németország	Ásványolajtermékek kereskedelme	74%	74%
MOL-LUB Kft.	Magyarország	Kenőanyagok gyártása és kereskedelme	100%	100%
MOL Austria GmbH	Ausztria	Kenőanyagok és kőolajszármazékok nagykereskedelme	100%	100%
MOL Romania PP s.r.l.	Románia	Üzem- és kenőanyag-kiskereskedelem	100%	100%
MOL RoComert s.r.l.	Románia	Üzem- és kenőanyag-kiskereskedelem	100%	-
MOL Slovenija d.o.o.	Szlovénia	Üzem- és kenőanyag-kiskereskedelem	100%	100%
Moltrans Kft.	Magyarország	Ásványolajtermékek szállítása	100%	100%
MOLTRADE Mineralimpex Rt.	Magyarország	Energetikai termékek importálása, exportálása	100%	100%
Terméktároló Rt.	Magyarország	Ásványolajtermékek tárolása	74%	74%

Társaság	Ország	Tevékenységi kör	Tulajdoni hányad 2005	Tulajdoni hányad 2004
Feldolgozás és Kereskedelem (folytatás)				
Roth Heizöle GmbH	Ausztria	Ásványolajtermékek kereskedelme	75%	75%
Alpenkohle Mineralölhandels GmbH	Ausztria	Ásványolajtermékek kereskedelme	75%	75%
Egon von Lenz GmbH	Ausztria	Ásványolajtermékek kereskedelme	75%	75%
Heizöl Blitz Stadler GmbH (közös vezetésű vállalkozás)	Ausztria	Ásványolajtermékek kereskedelme	15%	15%
Rumpold Energie & Brennstoffhandels GmbH	Ausztria	Ásványolajtermékek kereskedelme	75%	75%
Slovnaft a.s.	Szlovákia	Kőolaj- és vegyipari termékek feldolgozása és értékesítése	98%	98%
Apollo Oil and Rohstoffhandels GmbH	Ausztria	Kőolaj-kereskedelem	66%	66%
MOL Slovensko s.r.o.	Szlovákia	Nagykereskedelem	98%	98%
Slovnaft Ceska Republika s.r.o.	Csehország	Nagy- és kiskereskedelem	98%	98%
Slovnaft Montáže a opravy a.s.	Szlovákia	Javítási, karbantartási munkák	98%	98%
Slovnaft Polska S.A.	Lengyelország	Nagy- és kiskereskedelem	98%	98%
Slovnaft Trans a.s.	Szlovákia	Szállítás	98%	98%
Slovnaft VÚRUP a.s.	Szlovákia	Kutatás, fejlesztés	98%	98%
Slovnaft Ukrajina s.r.o.	Ukrajna	Nagykereskedelem	88%	88%
Ukrslovnaft	Ukrajna	Kiskereskedelem	83%	83%
SWS s.r.o.	Szlovákia	Szállítást támogató szolgáltatások	50%	50%
Vegyipar				
TVK Rt.	Magyarország	Vegyipari termelés és kereskedelem	52%	52%
TVK Austria GmbH	Ausztria	Nagy- és kiskereskedelem	27%	27%
TVK Erőmű Kft.	Magyarország	Erőmű	14%	14%
TVK Inter-Chemol GmbH	Németország	Nagy- és kiskereskedelem	52%	52%
TVK Italia Srl.	Olaszország	Nagy- és kiskereskedelem	52%	52%
TVK France S.a.r.l. (korábban TVK-MOL-Chem S.a.r.l.)	Franciaország	Nagy- és kiskereskedelem	52%	52%
TVK Polska Sp.Zoo.	Lengyelország	Nagy- és kiskereskedelem	52%	a)
TVK UK Ltd	Nagy-Britannia	Nagy- és kiskereskedelem	52%	52%
Slovnaft Petrochemicals s.r.o.	Szlovákia	Jelenleg nem végez tevékenységet	98%	-
Központ és egyéb				
EMS Management Services Ltd	Ciprus	Managementszolgáltatások	100%	a)
Explant Kft.	Magyarország	Karbantartási munkák	100%	100%
Hermész Kft.	Magyarország	Tanácsadás	100%	100%
MOL Reinsurance Ltd	Ciprus	Biztosítási tevékenység végzése a MOL-csoport számára	100%	100%
Petrolszolg Kft.	Magyarország	Karbantartási munkák	100%	100%
Slovnaft Rekreacentrum a.s.	Szlovákia	Szálloda, gyógyüdülés, vendéglátás	98%	98%
TVK Ingatlankezelő Kft.	Magyarország	Ingatlankezelés	52%	52%

a) 2004-ben a konszolidációs körbe be nem vont vállalkozás.

Földgázüzletág értékesítése

2004. november 4-én a MOL és az E.ON Ruhrgas International (ERI) szerződéseket írt alá a Csoport gázüzletágának részleges értékesítéséről. Az Európai Unió versenyhivatala decemberi jóváhagyását követően a MOL és az ERI 2006. január 12-én megállapodtak a szerződés végleges feltételeiben. Az adásvételi szerződés feltételei alapján a MOL Földgázellátó Rt. (földgázellátás és kereskedelem), valamint a MOL Földgáztároló Rt. (földgáztárolás) megszűnő tevékenységnek minősül, (lásd 32. jegyzet).

2005. január 1-jétől a TVK-csoport teljes körűen konszolidálta a TVK Erőmű Kft.-t, mely a TVK Rt. gőz- és villamosenergia ellátása céljából került megalapításra. A TVK Rt. 26%-os tulajdoni részesedése és a többségi tulajdonossal kötött szindikátusi szerződés alapján a TVK Rt. végzi a társaság operatív és pénzügyi irányítását, és ellenőrzést gyakorol a TVK Erőmű Kft. felett. Az IAS 27 rendelkezései alapján a TVK Erőmű Kft. speciális célú gazdálkodó szervezetnek minősül, és teljes körű konszolidálásra került 2005-ben.
2004-ben a TVK Rt. 26%-os részesedésének megfelelő arányban bevonásra került a TVK-csoport beszámolójában. A TVK Erőmű Kft. eltérő konszolidációjából eredően a 2004. évi adatok nem kerültek módosításra.

ZMB közös vezetésű vállalkozás

2005. szeptember 14-én az OAO RussNeft, integrált orosz olajvállalat lett a MOL új partnere a ZMB közös vezetésű vállalkozásban azt követően, hogy a korábbi partner kilépett, és az OAO RussNeft megkapta az orosz Versenyhivatal jóváhagyását a részesedések 50%-ának megvásárlását illetően. A vegyes vállalathoz kapcsolódó összes szerződéses feltétel változatlan maradt. 2005 során a MOL hozzávetőlegesen 19,1 millió dollárt fektetett be a beruházási tervnek megfelelően. A projekt hozzájárulása a Csoport 2005. évi eredményéhez 11 668 millió forint.

A közös vezetésű vállalkozás eszközeinek, forrásainak, valamint a 2005. december 31-én és a 2004. december 31-én végződő évekre vonatkozó bevételeinek és ráfordításainak Csoportra jutó része a következők szerint szerepel a konszolidált éves beszámolóban:

	2005 millió forint	2004 millió forint
Forgóeszközök (2004-ben 8033 millió forint értékvesztéssel csökkentve)	24 733	7 387
Befektetett eszközök	26 096	24 051
	50 829	31 438
Rövid lejáratú kötelezettségek	5 056	4 307
Hosszú lejáratú kötelezettségek	3 009	2 332
	8 065	6 639
Nettó eszközérték	**42 764**	**24 799**
Nettó árbevétel	27 645	38 192
Értékesítés költségei	-3 044	-9 334
Egyéb ráfordítások	-9 283	-23 284
Pénzügyi eredmény	-17	-1
Adózás előtti eredmény	15 301	5 573
Fizetendő adó	-3 633	-3 064
Mérleg szerinti eredmény	**11 668**	**2 509**

Fedorovszkoje kutatási projekt

A MOL egy 100%-os leányvállalatán keresztül (MOL Caspian) 2004. június 30-án 22,5%-os részesedést szerzett a Kazahsztán észak-nyugati részén, az orosz határnál fekvő Fedorovszkoje blokkban. A háromtagú konzorciumot a MOL, az amerikai First International Oil Company (mindketten 22,5%-os részesedéssel rendelkeznek), valamint az Avery Worldwide Limited alkotja. A konzorcium felszíni kutatásokat végez, melynek a kutatási szakaszában a MOL tölti be az operátori szerepet 2005. februártól. Ezzel egy időben az Avery értékesítette a projektben lévő részesedését az Exploration Venture Limited társaságnak, melytől a MOL további 5%-os tulajdoni részesedést vásárolt 729 millió forintért. A blokkban két kutatófúrás, a Zhaik és a Zharsuat található, melyek közül a Zhaik 1 kutatófúrás mélyítését a MOL Rt. 2005. szeptember 30-ával felfüggesztette, mivel műszaki korlátok miatt nincs lehetőség kereskedelmi mennyiség felhozatalára. Ennek következtében a korábban aktivált kutatási költségek 2107 millió forint értékben leírásra kerültek.

A közös vezetésű vállalkozás eszközeinek, forrásainak, valamint 2005. december 31-ével és 2004. december 31-ével végződő évekre vonatkozó bevételeinek és ráfordításainak Csoportra jutó 27,5% (2005) és 22,5% (2004) arányú része a következők szerint szerepel a konszolidált éves beszámolóban:

	2005 millió forint	2004 millió forint
Forgóeszközök	701	140
Befektetett eszközök	1 537	1 848
	2 238	1 988
Rövid lejáratú kötelezettségek	834	53
Hosszú lejáratú kötelezettségek (beleértve a jövőben esedékes fizetési kötelezettségek jelenértékét)	11	1375
	845	1 428
Nettó eszközök értéke	**1 393**	**560**

Árbevétel	192	-
Anyag jellegű ráfordítások	-276	-4
Személyi jellegű ráfordítások	-82	-
Értékcsökkenés	-2 111	-174
Egyéb működési költségek	-277	-152
Pénzügyi műveletek eredménye	-636	43
Adózás előtti eredmény	-3 190	-287
Társasági adó	-	-
Mérleg szerinti eredmény	**-3 190**	**-287**

Roth-csoport

A MOL-csoport 2004. szeptember 27-én megvásárolta a Roth Heizöle GmbH 74,99%-os tulajdoni hányadát a Roth és Rossi Alapítványoktól, és egyben opciót kötött a fennmaradó tulajdoni hányad megvásárlására.

A megszerzett eszközök, kötelezettségek és függő kötelezettségek 2004. december 31-én folyamatban levő azonosítása és azok valós értékének meghatározása befejeződött, azok nem térnek el jelentősen a Roth-csoport által nyilvántartott könyv szerinti értéktől. A Roth-csoport eszközeinek és kötelezettségeinek valós értéke a tulajdonrész megszerzésekor az alábbiak szerint alakult:

	Valós érték millió forint
Immateriális javak	11
Tárgyi eszközök	1 229
Befektetések	54
Készletek	684
Vevőkövetelések	5 612
Egyéb forgóeszközök	761
Pénzeszközök	1 612
Hosszú lejáratú hitelek éven túli része	-24
Szállítók	-4 165
Céltartalékok várható kötelezettségekre	-141
Egyéb kötelezettségek	-3 168
Hosszú lejáratú hitelek rövid lejáratú része	-2 882
Nettó eszközök valós értéke	**-417**
Az akvizícióhoz kapcsolódó jelenleg azonosított goodwill	**5 962**

Az akvizícióhoz kapcsolódóan kifizetett ellenérték az alábbiak szerint alakult:

	millió forint
Megszerzésért fizetett összeg	5 545
Összes ellenérték	**5 545**

Az akvizícióhoz kapcsolódó nettó pénzáramlás az alábbiak szerint alakult:

	millió forint
Akvizíció során megszerzett pénzeszközök	1 612
Kifizetett készpénz	-5 545
Nettó pénzáramlás	**-3 933**

Kiskereskedelmi hálózatfejlesztés Romániában

A MOL-csoport 2004. november 23-án szerződést írt alá a Shell Romania s.r.l. részvényei 100%-ának a Shell-csoporttól történő megvásárlásáról. A tranzakció magába foglalja egy 59 töltőállomásból álló, országos kiterjedésű hálózat, továbbá a kenőanyag-, repülő-üzemanyag és nagykereskedelmi üzletek megvásárlását. A tranzakció zárása a szükséges hatósági jóváhagyások megszerzését követően, 2005. április 1-jén történt. A cég új neve MOL RoComert s.r.l. lett.

A Shell Romania s.r.l. megszerzett eszközeinek és kötelezettségeinek valós értéke 2005. április 1-jén az alábbiak szerint alakult:

	Valós érték millió forint	Könyv szerinti érték millió forint
Immateriális javak	134	134
Tárgyi eszközök	12 110	10 881
Befektetések	1	1
Készletek	2 246	2 017
Vevőkövetelések	2 339	2 757
Egyéb forgóeszközök	72	72
Pénzeszközök	2 485	2 485
Szállítók	-1 355	-1 136
Céltartalékok	-126	-118
Egyéb rövid lejáratú kötelezettségek	-25	-25
Nettó eszközök valós értéke	**17 881**	
Akvizíción keletkező goodwill	**4 638**	

Az akvizícióhoz kapcsolódóan kifizetett ellenérték az alábbiak szerint alakult:

	millió forint
Megszerzésért fizetett összeg	22 519
Összes ellenérték	**22 519**

Az akvizícióhoz kapcsolódó nettó pénzáramlás az alábbiak szerint alakult:

	millió forint
Akvizíció során megszerzett pénzeszközök	2 485
Kifizetett készpénz	-22 519
Nettó pénzáramlás	**-20 034**

A keletkező goodwill a Shell-csoport által létrehozott országos hálózatért fizetett felárat, valamint az integrált romániai működésből várható szinergiákat tükrözi. A megszerzés dátumától a MOL RoComert 846 millió forinttal növelte a Csoport mérleg szerinti eredményét.

Egyéb kiskereskedelmi hálózatfejlesztés Közép-Európában

2005. december 14-én az Intermol, a MOL-csoport 100%-os szerbiai leányvállalata megnyitotta első töltőállomását Belgrádban. Ez az első lépése a 2006–2010-re tervezett kiskereskedelmi fejlesztési stratégiának ebben az országban. A stratégia célkitűzése a helyi kiskereskedelmi hálózat jelentős növelése, valamint a 15%-os piaci részesedés elérése Szerbia és Montenegróban, valamint Bosznia-Hercegovinában 2010-ig. Ennek következtében a korábban egyéb befektetések között nyilvántartott Intermol 2005. január 1-je óta teljes körűen konszolidált leányvállalat.

6 Egyéb befektetések

i) Befektetések társult vállalkozásokban

Társaság	Ország	Tevékenység	Tulajdoni hányad 2005	Tulajdoni hányad 2004	Befektetés nettó értéke 2005 millió forint	Befektetés nettó értéke 2004 millió forint
INA-csoport	Horvátország	Integrált olaj- és gázipari tevékenység	25%	25%	124 207	112 827
Panrusgáz Rt.	Magyarország	Földgáz-kereskedelem	50%	50%	742	626
Messer Slovnaft s.r.o	Szlovákia	Technológiai gáz termelése	48%	48%	660	617
Villas Hungária Kft.	Magyarország	Bitumengyártás	40%	40%	254	254
IN-ER Erőmű Kft.	Magyarország	Erőműtervezés	30%	30%	159	156
Tűzoltó és Műszaki Mentő Kft.	Magyarország	Tűzoltás és műszaki mentés	46%	46%	114	113
Messer MOL Gáz Kft.	Magyarország	Technikai gázok előállítása	25%	25%	108	92
VIBA-TVK Kft.	Magyarország	Vegyipari termékek előállítása	21%	21%	73	73
Chémia Bratislava a.s.	Szlovákia	Szolgáltatásnyújtás	49%	49%	29	337
Egyéb társult vállalkozások					8	10
Összesen					**126 354**	**115 105**

A legjelentősebb társult vállalkozásnak a MOL-csoport részesedésére jutó pénzügyi adatai a következők:

	Funkcionális pénznem	Eszközök millió forint	Kötelezettségek millió forint	Működési bevételek millió forint	Anyavállalati részvényesek részesedése a tárgyévi eredményből millió forint
2005					
INA-csoport	HRK	199 584	75 336	181 123	4 393
2004					
INA-csoport	HRK	167 881	55 010	154 918	7 601

iii) Befektetések egyéb társaságokban

Társaság	Tulajdoni hányad 2005 %	Tulajdoni hányad 2004 %	Befektetés nettó értéke 2005 millió forint	Befektetés nettó értéke 2004 millió forint
Intermol d.o.o.	a)	100,0%	a)	2 028
AKA Holding Rt.	b)	1,5%	b)	360
MOL Agram (c)	100,0%	100,0%	170	257
AGIP Hungária Rt.	0,6%	0,6%	56	54
Danuoil	37,5%	37,5%	55	54
Egyéb (egyedileg 50 millió forint alatti könyv szerinti befektetések)			205	309
Összesen			**486**	**3 062**

a) 2005-ben a konszolidációs körbe bevont vállalkozás

b) Értékesítésre szánt befektetés

c) Konszolidáció szempontjából nem jelentős

7 Egyéb befektetett eszközök

A Csoport 20 000 millió forint térítést fizetett a Magyar Állam részére a bányajáradék jövőbeni szintjének a 2006. januártól kezdődő 15 éves időszakra történő rögzítésére és egyes hazai mezők termelési jogának meghosszabbítására. Az összeg szerződéssel lefedett 15 éves időszak alatt kerül elszámolásra az eredménykimutatással szemben 2006. januárjától.

	2005 millió forint	2004 millió forint
Bányajáradék	20 000	-
Árfolyamkockázat fedezeti ügyletből származó nettó követelés [lásd 27. (iv) jegyzet]	4 380	10 029
Beruházásokra adott előlegek	1 288	3 935
Adott kölcsönök	4 695	2 574
Összesen	**30 363**	**16 538**

8 Készletek

	2005 Bekerülési érték millió forint	2005 Nettó realizálható érték millió forint	2004 Bekerülési érték millió forint	2004 Nettó realizálható érték millió forint
Vásárolt földgáz	81 774	81 774	58 675	58 675
Félkész és késztermékek	129 448	129 223	71 735	71 657
Egyéb alapanyagok	24 610	23 484	23 971	23 054
Vásárolt kőolaj	20 748	20 748	12 322	12 322
Egyéb áruk	10 298	9 756	6 742	6 742
Összesen	**266 869**	**264 985**	**173 445**	**172 450**

9 Vevőkövetelések, nettó

	2005 millió forint	2004 millió forint
Vevőkövetelések	298 779	233 040
Kétes követelésekre képzett értékvesztés	-9 431	-14 090
Összesen	**289 348**	**218 950**

A kétes követelésekre képzett értékvesztés összege tartalmazza a ZMB közös vezetésű vállalkozás Jukosz felé történt kőolaj-értékesítéseiből származó lejárt követelésére elszámolt 5231 millió és 8033 millió forint összegű értékvesztés összegét 2005. és 2004. években.

10 Befektetések

	2005 millió forint	2004 millió forint
Lejáratig tartott értékpapírok (diszkont kincstárjegyek)	159	-
Értékesítésre szánt befektetések	360	-
Összesen	**519**	**-**

11 Egyéb forgóeszközök

	2005 millió forint	2004 millió forint
Előre fizetett és visszaigényelhető adók és vámok	40 157	32 705
Előre fizetett jövedéki adók	6 652	7 811
Váltókövetelések	4 433	-
Egyéb előre fizetett költségek és elhatárolt bevételek	2 951	2 557
Kutatási partnerekkel szembeni követelések	2 042	1 184
Előre fizetett bérleti díjak	1 898	1 513
Szállítóknak fizetett előlegek	1 795	1 153
Önkormányzatokkal szembeni követelések	1 305	100
Munkavállalókkal szembeni követelések	635	349
Kölcsönkövetelések	405	429
Kamatkövetelések	118	879
Árfolyam fedezeti ügyletből származó nettó követelés	93	145
Készletekre adott előlegek	75	-
Keresztárfolyam fedezeti ügyletből származó nettó követelés [lásd 27. jegyzet (ii)]	74	-
Zárolt bankbetétek	-	2 251
Egyéb	3 004	2 893
Összesen	**65 637**	**53 969**

12 Pénzeszközök

	2005 millió forint	2004 millió forint
Bankbetétek forintban	20 323	21 878
Bankbetétek EUR-ban	15 897	14 798
Bankbetétek USD-ban	11 191	4 244
Bankbetétek SKK-ban	6 683	24 961
Bankbetétek CZK-ban	973	5 001
Bankbetétek PLN-ban	756	10 600
Bankbetétek egyéb devizában	4 900	5 473
Készpénz egyenértékesek	874	-
Készpénz forintban	1 604	1 001
Készpénz egyéb valutában	969	170
Összesen	**64 170**	**88 126**

13 Jegyzett tőke

A MOL Rt. jegyzett tőkéje 2005. december 31-én 108 985 millió forint volt, amely 108 984 671 darab „A" sorozatú, névre szóló törzsrészvényből, egy darab „B" sorozatú, elsőbbségi jogokat biztosító részvényből és 578 darab „C" sorozatú részvényből állt. A MOL Rt. jegyzett tőkéje 2004. december 31-én 108 619 millió forint, amely 108 618 197 darab „A" sorozatú, egy darab „B" sorozatú és 578 darab „C" sorozatú részvényből állt.

A kinnlévő jegyzett tőke összege 2005. december 31-én 94 020 millió forint, míg 2004. december 31-én 94 634 millió forint volt.

Az „A" sorozatú törzsrészvények 1000 forint névértékűek, a „C" sorozatú törzsrészvények 1001 forint névértékűek. Minden 1000 forint, azaz egyezer forint névértékű, „A" sorozatú részvény egy szavazatra, illetve 1001 forint, azaz egyezeregy forint névértékű, „C" sorozatú részvény egy egész egy ezred szavazatra jogosít, kivéve az alábbiakat: egy részvényes vagy részvényesi csoport (meghatározását lásd alább) sem gyakorolhatja a szavazati jogok több mint 10%-át, kivéve a Magyar Államot, az ÁPV Rt.-t, annak bármely jogutódját, a Magyar Állam nevében tulajdonosi jogokat gyakorló más magyar szervet és a Társaság megbízásából a Társaság részvényeit vagy azokat megtestesítő értékpapírokat kezelő letéteményest és értékpapír-kezelőt.

A „B" sorozatú részvény névre szóló, 1000 forint névértékű, alapszabályban meghatározott szavazatelsőbbségi jogokat biztosító részvény. A „B" sorozatú részvény tulajdonosa a magyar állam nevében tulajdonosi jogokat gyakorló ÁPV Rt. A „B" sorozatú részvény névértékének megfelelően egy szavazatra jogosít, az alábbi ügyek kivételével:

Az Igazgatóság 1 nevesített tagjának és a Felügyelőbizottság 1 nevesített tagjának megválasztása és visszahívása kérdésében a „B" sorozatú részvény tulajdonosa a közgyűlésen képviselt, szavazásra jogosító részvények számára tekintet nélkül a szavazatok 50%-át +1 szavazatot gyakorolja.

A „B" sorozatú részvény tulajdonosának igen szavazata szükséges az alábbi kérdésekben való döntéshez:

- a Társaság átalakulásának és jogutód nélküli megszűnésének elhatározása, valamint a részvénytársaság működési formájának megváltoztatása;
- *egyes részvényfajtákhoz fűződő jogok megváltoztatása vagy új részvényfajta kibocsátásának elhatározása, ha az* a „B" sorozatú részvényhez kapcsolódó jogokat érintheti;
- az Alapszabály bizonyos pontjainak módosítása;
- a Társaság százhalombattai és tiszaújvárosi kőolajfinomítói feletti ellenőrzési jog átengedése;
- a Társaság földgázszállítási és rendszerirányítási tevékenységet végző leányvállalatában meglévő tulajdonosi részesedésének értékesítése vagy a leányvállalat alaptőke-emelésének a jóváhagyása, amennyiben az értékesítés vagy az alaptőke-emelés eredményeként a Társaság tulajdonosi aránya a leányvállalatban 25% plusz 1 szavazatot biztosító tulajdonosi részesedés alá csökkenne.

Az Igazgatóság az alapítói okirat felhatalmazása alapján 2010. április 27-ig jogosult az alaptőkét legfeljebb a felhatalmazás megadásakor hatályos alaptőkének a 15%-val, egy vagy több részletben felemelni, de az alaptőke felemelésének mértéke összesen nem haladhatja meg a 16 292 816 486 forintot. Az alaptőkét az Igazgatóság új részvények zártkörű forgalomba hozatalával a jelen felhatalmazásban szereplő idő- és összeghatáron belül kizárólag stratégiai céljai végrehajtására, más vállalkozások részvényei és/vagy eszközei megvásárlása során történő részvénycsere vagy részvényekkel történő fizetés céljából és az ahhoz szükséges mértékben jogosult felemelni.

Továbbá a Társaság hosszú távú ösztönzési rendszerének bevezetésével összhangban az Igazgatóság a jegyzett tőkét legkésőbb 2008. szeptember 1-ig, annak nem több mint 2%-os mértékével, azaz 2 164 548 000 forinttal emelheti fel „A" sorozatú (vagy azt helyettesítő) részvényekre átváltoztatható, zárt kibocsátású kötvényekkel. 2005. december 31-ig ilyen címen 757 854 000 forint névértékű részvényt, 2004. december 31-ig ilyen címen 391 380 000 forint névértékű részvényt bocsátott ki a Társaság.

2004 márciusában a MOL visszavásárolt 1 180 548 db „A" típusú törzsrészvényt a Slovintegra Slovbenától aktuális tőzsdei árfolyamon. 2005. december 23-án megállapodás született a Slovintegra-Slovbena (SISB) részvényesi csoport, a BNP Paribas SA (BNP), valamint a MOL Magyar Olaj- és Gázipari Részvénytársaság között. A megállapodás értelmében a MOL Rt. a SISB-vel szemben fennálló vételi jogának gyakorlására a BNP-t jelölte ki, a BNP ezt a jogot gyakorolva megvásárolta a SISB 7 552 874 darab „A" sorozatú MOL-részvényét. Az adásvétel zárását követően a MOL Rt. 7 552 874 darab „A" sorozatú MOL-részvényre amerikai típusú vételi jogot szerzett a BNP-től, és egyúttal a BNP ugyanennyi részvényre európai típusú eladási jogot szerzett a MOL Rt.-től. Mindkét opció esetében az opció lejárata 2006. december 18., az opciós vételi, illetve eladási ár 7645 forint részvényenként, mely a MOL és a SISB között 2002 novemberében létrejött opciós megállapodások szerinti ár alapulvételével lett megállapítva. A kapcsolódó 11 876 millió forint kötelezettség növekmény a saját tőkével szemben került elszámolásra.

A 2005. december 27-én „C" sorozatú MOL-részvényekre tett nyilvános vételi ajánlat 2005. december 28-i zárását követően 209 darab „C" sorozatú részvény tulajdonjogát szerezte meg a MOL, részvényenként 20 000 forintos árfolyamon. Ennek eredményeképpen az összes kibocsátott „C" sorozatú MOL-részvény, azaz 578 darab „C" sorozatú MOL-részvény a MOL tulajdonában van.

A MOL 2005. december 1-jén vételi jogról szóló szerződést írt alá az ÁPV Rt.-vel. A szerződés alapján a MOL Rt. az ÁPV Rt. tulajdonában lévő 10 898 525 darab „A" sorozatú MOL-részvény (a MOL jegyzett tőkéjének 10%-a) megvásárlására jogosult két opciós időszak alatt, 2005. december 10-e és 30-a, illetve 2006. május 1-je és október 27-e között. Az első lehívási időszakban a MOL legfeljebb 3 269 558 db „A" sorozatú részvény (a MOL jegyzett tőkéjének 3%-a) tekintetében gyakorolhatta a vételi jogot, mellyel nem élt, míg a második opciós időszakban a vétel jog valamennyi részvény vonatkozásában gyakorolható. A vételi jog gyakorlása esetén a részvényekért fizetendő vételár a Budapesti Értéktőzsdén az aláírást, illetve a lehívást megelőző 90 kereskedési nap súlyozott átlagára közül a magasabb. Amennyiben a MOL él vételi jogával, az általa megvásárolt részvényekre vonatkozóan átruházási korlátozásokat vállal 2015. december 31-ig. A tranzakcióval kapcsolatos 692 millió forint költség a saját tőkével szemben került elszámolásra.

„A" és „B" sorozatú részvények	Összes kibocsátott részvény darabszáma	Vissza-vásárolt saját részvények darabszáma	Vissza-vásárlási kötelezett-séggel rendelkező részvények	Kintlévő részvények darabszáma	Kibocsát-ható maximális részvény darabszám
2003. december 31.	**98 400 001**	**-3 107 558**	**-2 164 548**	**93 127 895**	**125 164 549**
Munkavállalói és menedzsmentjuttatások	-	130 846	-	130 846	-
Értékesítések	-	24 591	-	24 591	-
„A" és „C" részvények cseréje	9 826 817	-1 180 179	-8 646 638	-	-
Visszavásárlás a Slovnaft korábbi tulajdonosaitól	-	-1 180 548	1 180 548	-	-
Harmadik fél felé történő értékesítés a Slovnaft korábbi tulajdonosai által	-	-	983 998	983 998	-
Vásárlások	-	-24 591	-	-24 591	-
Átváltoztatható kötvények beváltása „A" sorozatú részvényekre	391 380	-	-	391 380	-
2004. december 31.	**108 618 198**	**-5 337 439**	**-8 646 640**	**94 634 119**	**125 164 549**
Munkavállalói és menedzsment juttatások	-	80 358	-	80 358	-
Értékesítések	-	5 500	-	5 500	-
Visszavásárlás a Slovnaft korábbi tulajdonosaitól	-	-756 000	756 000	-	-
Harmadik fél felé történő értékesítés a Slovnaft korábbi tulajdonosai által	-	-	337 766	337 766	-
Vásárlások	-	-1 404 115	-	-1 404 115	-
Átváltoztatható kötvények beváltása „A" sorozatú részvényekre	366 474	-	-	366 474	-
2005. december 31.	**108 984 672**	**-7 411 696**	**-7 552 874**	**94 020 102**	**125 164 549**

„C" sorozatú részvények	Összes kibocsátott részvény darabszáma	Vissza-vásárolt saját részvények darabszáma	Vissza-vásárlási kötelezett-séggel rendelkező részvények	Kintlévő részvények darabszáma
2003. december 31.	**9 817 578**	**-1 179 369**	**-8 638 209**	**-**
Új kibocsátás	-	-	-	-
Értékesítések	-	-	-	-
„A" és „C" részvények cseréje	-9 817 000	1 179 000	8 638 000	-
Vásárlások	-	-	-	-
2004. december 31.	**578**	**-369**	**-209**	**-**
Új kibocsátás	-	-	-	-
Értékesítések	-	-	-	-
„A" és „C" részvények cseréje	-	-209	209	-
Vásárlások	-	-	-	-
2005. december 31.	**578**	**-578**	**-**	**-**

14 Tartalékok

A 2004-es üzleti év eredményéből a 2005 áprilisában tartott éves rendes közgyűlésen a tulajdonosok 16 998 millió forint osztalék kifizetését hagyták jóvá, ami részvényenként 167 forintnak felelt meg. Az osztalékfizetésre jogilag felhasználható tartalékok összege a Társaság egyedi beszámolója alapján 2005. december 31-én 730 904 millió forint, 2004. december 31-én pedig 503 842 millió forint volt.

15 Hosszú lejáratú kötelezettségek

	Súlyozott átlagos kamatláb 2005 %	Súlyozott átlagos kamatláb 2004 %	2005 millió forint	2004 millió forint
Biztosíték nélküli bankhitelek EUR-ban	2,46	2,45	97 340	186 457
Biztosíték nélküli bankhitelek USD-ban	3,86	2,82	77 279	77 116
Biztosíték nélküli kötvények forintban	-	8,66	-	15 041
Biztosíték nélküli kötvények EUR-ban	3,93	-	189 981	-
Biztosíték nélküli bankhitelek forintban	6,55	12,01	28	69
Átváltoztatható kötvények (lásd 33. jegyzet)	8,41	-	5 820	8 191
Biztosítékkal fedezett bankhitelek EUR-ban	3,05	2,95	9 778	2 471
Pénzügyi lízingkötelezettség	-	-	246	352
Egyéb	-	-	4 166	3 183
Összesen			**384 638**	**292 880**
Hosszú lejáratú kötelezettségek rövid lejáratú része			87 794	92 987
Összesen hosszú lejáratú kötelezettségek rövid lejáratú rész nélkül			**296 844**	**199 893**

A biztosítékkal fedezett hiteleket meghatározott beruházási projektekhez vették igénybe, melyekre a biztosítékot a finanszírozott eszközök jelentik.

	2005 millió forint	2004 millió forint
2–5 éven belül esedékes kötelezettségek	97 183	130 836
5 éven túl esedékes kötelezettségek	199 661	69 057
Összesen	**296 844**	**199 893**

A pénzügyi lízingből eredő kötelezettségek nettó jelenértéke 2005. és 2004. december 31-én a következő módon alakult:

	2005 millió forint	2004 millió forint
1 éven belül esedékes	97	108
2–5 éven belül esedékes	149	244
Összesen	**246**	**352**

A pénzügyi lízinggel kapcsolatos minimális lízingfizetések:

	2005 millió forint	2004 millió forint
1 éven belül esedékes	97	121
2–5 éven belül esedékes	149	252
5 éven túl esedékes	-	-
Összesen	**246**	**373**

16 Céltartalékok várható kötelezettségekre

	Környezet-védelem millió forint	Létszám-leépítés millió forint	Végkie-légítés-megváltás millió forint	Nyugdíj-jutta-tások millió forint	Mezőfel-hagyás millió forint	Peres ügyek millió forint	Egyéb millió forint	Összesen millió forint
Egyenleg 2003. december 31.	**30 287**	**13 258**	**-**	**2 297**	**26 434**	**6 006**	**3 671**	**81 953**
Új leányvállalat bevonása	-	-	-	109	-	-	32	141
Képzés és korábbi becslések felülvizsgálata	5 183	1 169	24 966	442	-1 679	-580	398	29 899
Kamathatás	1 989	624	-	178	2 197	-	-	4 988
Árfolyam különbözet	-6	15	-	-5	-	-60	-	-56
Felhasználás	-6 293	-6 169	-	-15	-175	-1 921	-2 667	-17 240
Egyenleg 2004. december 31.	**31 160**	**8 897**	**24 966**	**3 006**	**26 777**	**3 445**	**1 434**	**99 685**
Új leányvállalat bevonása	64	-	-	-	-	-	116	180
Képzés és korábbi becslések felülvizsgálata	923	2 189	-	500	52 910	-1 862	1 551	56 211
Kamathatás	1 971	422	-	216	2 193	-	-	4 802
Árfolyam különbözet	290	94	-	-57	21	46	14	408
Felhasználás	-6 869	-6 792	-24 966	-	-236	-863	-1 259	-40 958
Egyenleg 2005. december 31.	**27 539**	**4 810**	**-**	**3 665**	**81 665**	**766**	**1 856**	**120 301**
Rövid lejáratú rész 2004	8 379	8 880	24 966	-	434	2 732	647	46 038
Hosszú lejáratú rész 2004	22 781	17	-	3 006	26 343	713	787	53 647
Rövid lejáratú rész 2005	8 724	1 774	-	44	205	735	774	12 256
Hosszú lejáratú rész 2005	18 815	3 036	-	3 621	81 460	31	1 082	108 045

Környezetvédelmi céltartalék

2005. december 31-én 27 539 millió forint céltartalék szerepel a mérlegben a múltban keletkezett, elsősorban magyarországi és szlovákiai talaj-, talajvíz-szennyeződésekkel és veszélyes hulladékokkal (pl. savgyanta) kapcsolatos kötelezettségekre. A céltartalék összegének meghatározására a MOL belső környezetvédelmi audit csoportja által készített felmérés szolgált. Az érték becslése a jelenleg ismert technológiák és mai árak alapján, kockázattal súlyozott cash flow meghatározásával történt, becsült kockázatmentes kamatlábbal diszkontálva.

Létszám-leépítési és végkielégítés-megváltási céltartalék

A hatékonyság növelése érdekében 2002 utolsó negyedévében a MOL Rt. és a Slovnaft a.s. hozzávetőleg 4360 munkavállaló elbocsátása mellett döntött. Mivel a vezetőség elkötelezte magát a változások mellett, és a szervezetátalakítási tervet az érintetteknek kellően részletezett formában kommunikálta, 2002-ben a Csoport céltartalékot képzett ezen költségek fedezetére, amely a jövőbeli fizetési kötelezettségek adott időpontra vonatkozó jelenértékének felel meg. A program a meghatározott menetrend szerint halad, és várhatóan 2006-ban az előre tervezett határidőre befejeződik.

A MOL-csoportba tartozó társaságok kollektív szerződése a törvény által előírt szintnél magasabb végkielégítést biztosított. A kollektív szerződésnek a jelenlegi munkaerő-piaci gyakorlattal történő összehangolása érdekében a MOL-csoport 2004 decemberében megkezdte a végkielégítésnek a törvényben előírt szintre történő csökkentését azzal, hogy felajánlotta a jelenlegi munkavállalóknak a többlet-végkielégítés diszkontált értéken történő megváltását. A megváltást a Csoport munkavállalóinak több mint 80%-a elfogadta. Ezen elfogadó nyilatkozatok alapján végkielégítés-megváltás címén 2004. december 31-én 24 966 millió forint céltartalék került elszámolásra a konszolidált éves beszámolóban. 2005 folyamán azon munkavállalók számára került kifizetésre a végkielégítésmegváltás, akik nyilatkoztak annak elfogadásáról.

A létszámleépítésre képzett céltartalék záróegyenlege 2005., illetve 2004. év végén 4810 millió, illetve 8897 millió forint volt.

Mezőfelhagyási kötelezettség

2005. december 31-én 81 665 millió forint a megképzett céltartalék a termelés befejezését követő mező- és kútfelhagyási költségekkel kapcsolatosan. Ennek a költségnek körülbelül 27%-a várhatóan 2006 és 2010 között merül fel, a fennmaradó 73% pedig a 2011 és 2037 közötti időszakban. A céltartalék mértéke a vezetőségnek a vonatkozó jogszabályok jelenlegi értelmezése alapján, a jelenlegi árszinten került kiszámításra és a becsült kockázatmentes kamatlábbal lett diszkontálva. A termelés befejezése és az eredeti állapot helyreállítása során felmerülő kútlezárással és felszámolással kapcsolatos mezőfelhagyási tevékenység 2008 végéig külső erőforrások igénybevételével, azt követően a Csoporton belüli funkciók megteremtésével kerül végrehajtásra. A vezetőség megítélése alapján a területen végrehajtandó feladatok elvégzéséhez szükséges kapacitások rendelkezésre állnak. A várhatóan felmerülő költségeket és az elvégzendő feladatok terjedelmét a jelenleg rendelkezésre álló árak és piaci körülmények ismeretében felülvizsgálta a MOL-csoport, aminek következtében 47 503 millió forint céltartalék került elszámolásra. Az IAS 16 – Ingatlanok, gépek és berendezések standard alapján a megképzett céltartalék megfelelő része a vonatkozó mezők értékére került aktiválásra. A Csoport elvégezte az eszközök magasabb értékének felülvizsgálatát realizálhatóság szempontjából, és 7519 millió forint értékvesztést számolt el.

Nyugdíjjuttatásokra képzett céltartalék

2005. december 31-én a Csoport 3665 millió forint céltartalékot képzett a jelenlegi munkavállalók jövőbeni nyugdíjazásakor fizetendő juttatások becsült értékének fedezetére. A MOL, a Slovnaft és a TVK nyugdíjazáskor egy összegben járó juttatást fizet minden munkavállalójának. A MOL-munkavállalók a szolgálati idejüktől függetlenül 3 havi juttatásban részesülnek a nyugdíjazáskori fizetésük alapján, a TVK és a Slovnaft munkavállalói azonban a szolgálati idő függvényében, a nyugdíjazáskori fizetésük alapján legfeljebb 2, illetve 11 havi juttatásban részesülnek nyugdíjazáskor. Külön kezelésű alap egyik esetben sem került kialakításra. A céltartalék mértékének meghatározása hivatalos statisztikai adatokat tükröző aktuáriusi és pénzügyi feltételezések figyelembevételével történt, melyek a csoport üzleti tervében szereplő feltételezésekkel összhangban állnak. Alapvető aktuáriusi feltételezések szerint a diszkontráta és a bérszínvonal emelkedése között 2%-os különbség van.

	2005 millió forint	**2004 millió forint**
Egyenleg év elején	**3006**	**2297**
Akvizíciók hatása	-	109
Múltbeli szolgálat elszámolt költsége	101	402
Tárgyévre jutó szolgálat költsége	429	300
Kamathatás	216	178
Felhasználás	-	-15
Becslés-felülvizsgálat	-88	-205
Aktuáriusi veszteségek	58	-55
Árfolyam-különbözet	-57	-5
Egyenleg év végén	**3665**	**3006**
El nem számolt múltbéli szolgálat költségei	1811	1687
A meghatározott juttatási kötelezettség nettó jelenértéke időszak végén	5476	4693

Peres ügyek és egyéb céltartalékok

A peres ügyekre képzett céltartalék összege tartalmazza a MOL Földgázellátó és az Eurobridge Kft. között létrejött földgázbeszerzési szerződés felmondásából fakadó és a jövőben esetlegesen felmerülő kártérítési kötelezettségek egymással szembeni kiegyenítésének nettó értékét, amely 520 millió forint. A MOL Földgázellátó keresetet adott be a döntés ellen, és kéri a végrehajtás elhalasztását, mivel álláspontja szerint az eljárás során elmulasztották figyelembe venni az okozott károk ellenértékének meghatározásakor a partnerek által biztosított részt. További tételek a töltőállomások bezárásakor felmerülő költségekre, a peres ügyekre és az egyéb jövőbeni pénzügyi kötelezettségekre képzett céltartalékok.

17 Egyéb hosszú lejáratú kötelezettségek

	2005 millió forint	2004 millió forint
Kapott költségvetési támogatás	4 930	5 121
Eladási és vételi opcióval rendelkező „A" részvény átadás (lásd 13. jegyzet)	-	47 577
Hosszú távú ösztönzők	196	149
Egyéb	260	334
Összesen	**5 386**	**53 181**

18 Szállítók és egyéb kötelezettségek

	2005 millió forint	2004 millió forint
Szállítók	274 422	191 391
Fizetendő adók és hozzájárulások	76 473	87 445
Vételi és eladási opcióval átadott „A" részvények (lásd 13. jegyzet)	54 207	-
Munkavállalókkal szembeni kötelezettségek	9 090	8 302
Kapott támogatások	6 707	6 288
Elhatárolt költségek	5 089	3 064
KKKSZ-szel szembeni kötelezettség	2 854	1 741
Vevőknek fizetendő engedmény	2 521	1 687
Fizetendő vámok	2 460	6 249
Vevőktől kapott előlegek	1 926	2 050
Fizetendő banki kamatok	306	2 808
Devizafedezeti ügylet [lásd 27 jegyzet (iv)]	-	2 812
Devizacserés kamat swap ügyletekből származó kötelezettség [lásd 27. jegyzet (ii)]	-	177
Kamat swap ügyletből származó kötelezettség [lásd 27. jegyzet (ii)]	-	76
Egyéb	8 628	5 540
Összesen	**444 683**	**319 630**

19 Rövid lejáratú hitelek

	2005 millió forint	2004 millió forint
Biztosíték nélküli hitelek EUR-ban	1 800	2 504
Biztosíték nélküli hitelek egyéb devizában	6	360
Biztosíték nélküli hitelek forintban	5	-
Biztosíték nélküli hitelek USD-ban	-	51 393
Biztosítékkal fedezett hitelek EUR-ban	-	93
Egyéb	674	34
Összesen	**2 485**	**54 384**

20 Árbevétel földrajzi régiók szerinti megoszlása

	2005 millió forint	2004 millió forint
Magyarország	1 279 304	1 067 875
Ausztria	255 395	182 745
Szlovákia	194 419	156 564
Csehország	167 059	135 137
Lengyelország	105 450	83 843
Románia	75 024	28 509
Horvátország	31 848	36 106
Egyéb kelet-közép-európai országok	62 774	39 092
Egyéb európai országok	263 117	213 098
Európán kívüli országok	20 774	12 861
Összesen	**2 455 164**	**1 955 830**

21 Egyéb működési bevételek

	2005 millió forint	2004 millió forint
Követelésekre elszámolt értékvesztés visszaírása	3 469	-
Kapott bírságok	3 076	1 329
Immateriális javak és tárgyi eszközök értékesítésének nyeresége	2 452	908
Céltartalék feloldása	2 433	14
Immateriális javak és tárgyi eszközökre elszámolt értékvesztés visszaírása	2 111	369
Készletek értékvesztésének visszaírása	1 250	1 857
Kapott támogatások	883	224
Térítés nélkül átvett eszközök	244	48
Kapott engedmények	136	175
Káreseményekkel kapcsolatos bevételek	103	1 312
Követelések és kötelezettségek árfolyamnyeresége	-	5 087
Negatív goodwill amortizációja	-	1 438
Egyéb	2 293	3 365
Összesen	**18 450**	**16 126**

22 Személyi jellegű ráfordítások

	2005 millió forint	2004 millió forint
Bérköltség	67 658	64 158
Társadalombiztosítási járulék	23 617	23 649
Egyéb személyi jellegű kifizetések	16 599	35 417
Összesen	**107 874**	**123 224**

Az egyéb személyi jellegű kifizetések összege 2004-ben tartalmazza a 24 966 millió forint végkielégítés megváltásra képzett céltartalékot (lásd 16. jegyzet).

23 Egyéb működési költségek

	2005 millió forint	2004 millió forint
Bányajáradék	90 650	67 578
Adók és hozzájárulások	34 344	22 008
Stratégiai készletek tárolásáért fizetett díj (KKKSZ díj)	14 438	13 096
Bérleti díjak	12 348	11 605
Egyéb külső szolgáltatások	9 171	7 760
Slovnaft bírság	8 590	-
Követelések és kötelezettségek árfolyamvesztesége	8 546	-
Biztosítási díjak	7 852	3 981
Tanácsadási díjak	6 250	6 215
Reklámköltségek	4 117	4 063
Bankköltségek	3 941	1 966
Vagyonvédelemmel kapcsolatos költségek	3 697	2 965
Külső könyvviteli szolgáltatás díja	3 562	4 758
Takarítási díjak	3 111	2 976
Környezetvédelmi termékdíj	957	1 394
Környezetvédelmi céltartalék tárgyévi képzése	923	5 183
Környezetvédelmi költségek, nettó	743	666
Káresemények	382	508
Immateriális javak és tárgyi eszközök értékesítésének vesztesége	315	-
Peres és egyéb ügyekre képzett céltartalékok képzése és felülvizsgálata	127	-182
Földgázár-kiegyenlítési hozzájárulás	-	22 200
Követelések értékvesztése	-	10 118
Egyéb	3 258	2 890
Összesen	**217 322**	**191 748**

A Szlovák Pénzügyminisztérium a Slovnaft üzemanyagár-képzése ügyében 2004-ben folytatott vizsgálat másodfokú ítéletének értelmében a Slovnaft 8590 millió forint bírságot fizetett 2005 októberében. Figyelembe véve az eljárás szabálytalanságait és hiányosságait, főleg a minisztériumi utasítások hiányát az elismert költségek, valamint a profit mértékére vonatkozóan, csakúgy, mint a minisztérium önkényes és gazdaságilag megalapozatlan számításait a „megfelelő profit" mértékére, a Csoport továbbra is fellebbez minden lehetséges fórumon.

A földgázár-kiegyenlítési hozzájárulás befizetése a 2004 decemberében módosított, gázellátásról szóló törvény alapján az Energiagazdálkodási Célelőirányzat javára történt a szabályozó által tervezettnél alacsonyabb importgázárak miatt keletkezett többletnyereség elvonásaként. 2005-ben nem keletkezett többletnyereség.

A követelések értékvesztése 2004-ben tartalmazta a ZMB közös vezetésű vállalkozás Jukosz felé történt értékesítéseire elszámolt 8033 millió forint értékvesztés összegét.

24 Pénzügyi műveletek eredménye

	2005 millió forint	2004 millió forint
Devizahitelek árfolyamnyeresége	-	28 819
Kapott kamatok	4 221	4 147
Befektetések értékesítéséből származó nettó nyereség	-	1 536
Kapott osztalékok	28	260
Egyéb pénzügyi bevételek	4 185	1 723
Pénzügyi műveletek bevételei összesen	**8 434**	**36 485**
Fizetett kamatok	12 849	16 784
Céltartalékok kamata	4 802	4 988
Pénzügyi befektetések leírása	-17	403
Devizahitelek árfolyamvesztesége	22 041	-
Egyéb pénzügyi ráfordítások	917	9 155
Pénzügyi műveletek ráfordításai összesen	**40 592**	**31 330**
Pénzügyi műveletek ráfordításai / bevételei (-), nettó	**32 158**	**-5 155**

25 Társasági adó

A konszolidált éves beszámolóban szereplő adófizetési kötelezettség a 2005. és 2004. december 31-én végződő évekre az alábbi elemekből áll:

	2005 millió forint	2004 millió forint
Tárgyévi társasági adó	22 440	32 252
Halasztott társasági adó	6 718	15 565
Társasági adó ráfordítás	**29 158**	**47 817**

Az alkalmazandó társasági nyereségadó kulcs a Csoport Magyarországon működő vállalatai esetében 2005-ben és 2004-ben 16%, Szlovákiában 2005-ben és 2004-ben 19%.

A Csoport tárgyévi társasági adófizetési kötelezettsége a Csoporthoz tartozó társaságok egyedi, a működésük szerinti országban hatályos törvények szerinti adózás alá eső nyeresége alapján kerül meghatározásra.
A MOL Rt. és a TVK Rt. 2005-ben 100%-os társasági adókedvezményre jogosult bizonyos termék előállítást szolgáló 2004. évi beruházásoknak köszönhetően. A TVK Rt. estében a társaság vezetésének megítélése szerint 2006-ban is 100%-os adókedvezmény igénybevétele várható.

A külföldi jogi személyeknek kifizetett osztalék esetén az osztalékra jogosultat 20%-os osztalékadó terheli, amit az illetőség szerinti országgal fennálló, kettős adóztatás elkerüléséről szóló egyezmények módosíthatnak. Amennyiben az osztalékot belföldi vagy külföldi természetes személy kapja, 20%-os személyi jövedelemadó fizetési kötelezettség keletkezik. Az adót mindkét esetben a kifizető vonja le.

A konszolidált mérlegekben szereplő halasztott adó egyenlege 2005. és 2004. december 31-én az alábbi tételekből áll:

	Mérleg		Eredménykimutatás		Saját tőke	
	2005 millió forint	2004 millió forint	2005 millió forint	2004 millió forint	2005 millió forint	2004 millió forint
Nettó halasztott adóeszközök levezetése						
Csoporton belüli tranzakciók nem realizált eredménye	34 802	35 674	872	2 814	-	-
Céltartalékok	3 795	3 665	-130	1 568	-	-
Értékcsökkenés és amortizáció	-801	875	1 676	2 025	-	-
Előző évek elhatárolt vesztesége	7	25	19	9 956	-1	-
Árfolyam-különbözetek	-54	84	138	-109	-	-
Pénzügyi instrumentumok átértékelése	-912	-218	14	-500	680	515
Periodikus karbantartási költségek aktiválása	-358	-	358	-	-	-
Finanszírozási költségek aktiválása	-1 214	-529	685	-355	-	-
Részvényalapú juttatás	227	-	-227	-	-	-
Beágyazott származékos ügyletek	-701	-1 605	-	-	-904	113
Hazai kőolaj- és földgázkutatási és -feltárási költségek elszámolásából származó eltérések	-2 264	-2 363	-99	231	-	-
Vásárolt földgázkészlet értékvesztése	-	-	-	572	-	-
Egyéb	953	602	-351	-145	-	-
Halasztott adóeszközök, nettó	**33 480**	**36 210**				

	Mérleg		Eredménykimutatás		Saját tőke	
	2005 millió forint	2004 millió forint	2005 millió forint	2004 millió forint	2005 millió forint	2004 millió forint
Nettó halasztott adókötelezettségek levezetése						
Üzleti kombináció során megszerzett eszközök valós értéke	11 258	11 698	-1 401	-2 310	842	-670
Értékcsökkenés és amortizáció	9 280	4 355	4 817	2 058	108	-58
Finanszírozási költségek aktiválása	-	44	-44	20	-	-
Céltartalékok	-2 136	-1 877	-179	-407	-80	-3
Csoporton belüli tranzakciók kiszűrése	-85	-185	117	-171	-17	-14
Előző évek elhatárolt vesztesége	-386	-	-386	-	-	-
Elhatárolt utólag adott engedmények	-	-	-	283	-	-
Egyéb	-227	-1 040	839	35	-26	19
Halasztott adókötelezettségek, nettó	**17 704**	**12 995**				
Halasztott társasági adóráfordítás / bevétel (-)			**6 718**	**15 565**		
Saját tőkére gyakorolt hatás					**602**	**-98**

A csoporton belüli tranzakciókból eredő nem realizált nyereséget elsősorban a gázüzletág kiszervezéséből származó nyereség eredményezi. Annak következtében, hogy a kiszervezésből származó nyereség az eszközök adóértékét növelő tétel, de a konszolidáció során kiszűrésre került, ez a jövendőbeli értékcsökkenésben jelentkező tétel halasztott adóeszközt keletkeztetett.

A Csoport rendelkezik 2410 millió forint – a TVK Rt. és a TVK Erőmű Kft. által keletkeztetett – elhatárolt negatív adóalappal, mely a következő évek pozitív adóalapjának ellentételezéseként használható azon cégek esetében, ahol a negatív adóalap felmerült. A Csoport tagjainál keletkezett elhatárolt negatív adóalapból származó halasztott adóeszköz nem kerül elszámolásra abban az esetben, ha valószínűsíthető, hogy a jövőben nem lesz elegendő adózás előtti eredmény, mellyel szemben érvényesíthető a levonás.

A számviteli nyereség alapján elvárt és a tényleges adófizetési kötelezettség közötti különbség számszerű levezetését az alábbi táblázat mutatja be.

	2005 millió forint	2004 millió forint
Adózás előtti eredmény a konszolidált eredménykimutatás szerint	277 157	261 911
Aktuális adókulcs alapján számított adófizetési kötelezettség (16%)	44 345	41 906
Meg nem forduló időbeli eltérések	25 703	-45
Eltérő adókulcsok hatása	5 514	2 057
Leányvállalatok el nem ismert vesztesége	2 271	3 571
Megtérülési időszak változása miatti korrekció	452	814
Beruházási adókedvezmény	-48 423	-
Nem adózó bevételek	-1 009	-1 145
Halasztott adóeszközök és -kötelezettségek átértékelése	-	1 198
Magyar adójogszabályok változásának hatása	-	-188
Egyéb	305	-351
Társasági adóráfordítás összesen	**29 158**	**47 817**

A meg nem térülő időbeli eltérések 2005-ös összege elsősorban a sajátrészvény-tranzakciókon (lásd 13. jegyzet) a magyar számviteli törvény alapján realizált és a tárgyévi adóalapban elismert eredmény adóhatását tartalmazza, amely az IFRS szerint sem a tárgyévben, sem azt követően nem jelenik meg a konszolidált eredménykimutatásban.

26 Egy részvényre jutó hozam

Az egy részvényre jutó alaphozam számítása (az adózott eredményből az elsőbbségi részvények tulajdonosaira eső osztalék levonását követően) a forgalomban lévő részvények súlyozott átlagos darabszáma alapján történik, mely magában foglalja az egyéb rövid lejáratú kötelezettségek között kimutatott részvényeket, amelyekhez opciós megállapodások kapcsolódnak. A hígított egy részvényre jutó hozam a törzsrészvények tulajdonosai felé kiosztható hozam (az átváltoztatható pénzügyi instrumentumok kamatainak levonása után) és az év során forgalomban lévő törzsrészvények súlyozott átlagos darabszámának (módosítva a hígító opciós és átváltoztatható instrumentumok hatásával) hányadosa.

	Eredmény millió forint	Forgalomban lévő részvények darabszámának súlyozott átlaga	Egy részvényre jutó nyereség (forint)
Egy részvényre jutó alaphozam 2004	208 570	103 138 968	2 022
Egy részvényre jutó hígított hozam 2004	209 488	104 849 277	1 998
Egy részvényre jutó alaphozam 2005	244 919	101 992 778	2 401
Egy részvényre jutó hígított hozam 2005	245 651	103 328 831	2 377

	2005 millió forint	2004 millió forint
Törzsrészvények tulajdonosainak kiosztható eredmény az egy részvényre jutó alaphozamhoz	244 919	208 570
Átváltoztatható kötvények kamata	732	918
Törzsrészvények tulajdonosainak kiosztható módosított eredmény az egy részvényre jutó hígított hozamhoz	**245 651**	**209 488**

	2005	2004
Törzsrészvények darabszámának súlyozott átlaga az egy részvényre jutó alaphozamhoz	101 992 778	103 138 968
Átváltoztatható kötvények hígító hatása	1 336 053	1 710 309
Törzsrészvények darabszámának módosított súlyozott átlaga az egy részvényre jutó hígított hozamhoz	***103 328 831***	***104 849 277***

27 Pénzügyi instrumentumok

Pénzügyi instrumentumok valós értéke

Pénzügyi instrumentumnak minősülnek a mérlegben a befektetések, az egyéb befektetett eszközök, a vevőkövetelések, az egyéb forgóeszközök, a pénzeszközök, a rövid és hosszú lejáratú hitelek, az egyéb hosszú lejáratú kötelezettségek, a szállítói és az egyéb kötelezettségek. A származékos ügyletek az „Egyéb befektetett eszközök", az „Egyéb forgóeszközök", illetve a „Szállítók és egyéb kötelezettségek" mérlegsorokon kerülnek bemutatásra. Ezen eszközök becsült valós értéke megközelítőleg megegyezik a könyv szerinti értékkel.

A pénzügyi instrumentumok könyv szerinti és valós értéke a következő:

	Könyv szerinti érték		Valós érték	
	2005 millió forint	2004 millió forint	2005 millió forint	2004 millió forint
Pénzügyi eszközök				
Árfolyamkockázat fedezeti ügyletből származó nettó követelés (lásd 7. jegyzet)	4 380	10 029	4 380	10 029
Adott kölcsönök (lásd 7. és 11. jegyzet)	5 100	3 003	5 100	3 003
Pénzeszközök (lásd 12. jegyzet)	64 170	88 126	64 170	88 126
Zárolt bankbetétek (lásd 11. jegyzet)	-	2 251	-	2 251
Deviza forward ügyletből származó nettó követelés (lásd 11. jegyzet)	93	-	93	-
Devizacsere kamat swap ügyletekből származó követelés (lásd 11. jegyzet)	74	-	74	-
Pénzügyi kötelezettségek				
Kamattal terhelt hitelek és kölcsönök:				
Pénzügyi lízingből származó kötelezettség	246	352	246	352
Változó kamatozású hosszú lejáratú banki hitelek	184 425	266 113	184 425	266 113
Változó kamatozású rövid lejáratú banki hitelek	1 811	54 350	1 811	54 350
Átváltoztatható kötvény	5 820	8 191	5 820	8 191
Fix kamatozású kötvény	189 981	15 041	183 899	14 937
Egyéb	4 840	3 217	4 840	3 217
Árfolyam fedezeti ügyletből származó nettó kötelezettség (lásd 18. jegyzet)	-	2 812	-	2 812
Devizacsere kamat swap ügyletekből származó kötelezettség (lásd 18. jegyzet)	-	177	-	177
Kamat swap ügyletekből származó kötelezettség (lásd 18. jegyzet)	-	76	-	76

Pénzügyi kockázatkezelés

A pénzügyi kockázatkezelési feladatok a MOL-csoporton belül központosításra kerültek. Minden kockázati tényező csoportszinten kerül meghatározásra és mérésre. A Csoport üzleti tevékenységéből és a hitelszerződésekből eredő pénzáramok változékonyságából származó kockázatok kezelésének eszközei a Társaság által kötött határidős, swap és opciós ügyletek. A MOL-csoport kockázatkezelési elveivel összhangban, spekulációs célból nem történhet ügyletkötés. A Társaság csak az ISDA-megegyezés előírásait szem előtt tartva köthet származékos ügyletet.

i) Hitelkockázat

A Társaság számos ügyfélnek szállít termékeket vagy nyújt szolgáltatásokat. Figyelembe véve a szerződési volumeneket és a vevők hitelképességét, nem áll fent jelentős hitelkockázat. A Társaság által működtetett ellenőrzési folyamat biztosítja, hogy csak megfelelő pénzügyi háttérrel rendelkező ügyfelek részére történik értékesítés, és a hitelkockázat nem halad meg egy elfogadható szintet.

A hitelkockázat által érintett lehetséges legnagyobb összeg a pénzügyi eszközök mérlegértéke, beleértve a mérlegben szereplő, értékvesztéssel csökkentett származékos ügyleteket.

iii) Kamatkockázat

A 750 millió EUR névértékű kötvénykibocsátási program sikeres lezárásának köszönhetően a fix kamattal terhelt kötelezettségek aránya jelentősen megnőtt a teljes adósságállományon belül. 2005. december 31-én a Társaság hosszú lejáratú hiteleinek 50%-a volt fix kamatozású.

A Társaság a változó kamatozású hitelek kamatkockázatát kamat swap ügyletekkel fedezi. Ezen fedezeti ügyletek kamatfizetési periódusa összhangban áll a fedezett hitelek kamatfizetési időszakaival.

2005. december 31-én a Társaságnak nem volt nyitott kamat swap ügylete.

2004. december 31-én a Társaságnak négy kamat swap megállapodása volt érvényben, 200 millió USD alapösszegben. A kamat swap megállapodások valós értéke 76 millió forint nettó kötelezettség volt (lásd 18. jegyzet).

A következő táblázat a kamatkockázatnak kitett pénzügyi instrumentumok könyv szerinti értékének lejárat szerinti megbontását tartalmazza:

2005. december 31.	**Éven belül esedékes millió forint**	**1-2 éven belül esedékes millió forint**	**2-3 éven belül esedékes millió forint**	**3-4 éven belül esedékes millió forint**	**4-5 éven belül esedékes millió forint**	**5 éven túl esedékes millió forint**	**Összesen millió forint**
Fix kamatozású							
Adott kölcsönök	405	622	2 893	230	109	841	**5 100**
Fix kamatozású kötvények	-	-	-	-	-	-189 981	**-189 981**
Változó kamatozású							
Pénzeszközök	64 170	-	-	-	-	-	**64 170**
Devizacserés kamat swap ügyletekből származó követelés	74	-	-	-	-	-	**74**
Pénzügyi lízingből származó kötelezettségek	-97	-149	-	-	-	-	**-246**
Hosszú lejáratú hitelek	-87 404	-590	-10 733	-664	-78 383	-6 651	**-184 425**
400 millió Ft bilaterális hitel	-28	-	-	-	-	-	**-28**
700 millió EUR szindikált hitel	-68 129	-	-	-	-77 678	-	**-145 807**
40 millió EUR bilaterális hitel	-8 083	-	-	-	-	-	**-8 083**
40 millió EUR bilaterális hitel	-	-	-10 109	-	-	-	**-10 109**
150 millió EUR bilaterális hitel	-10 620	-	-	-	-	-	**-10 620**
TVK Erőmű Kft. EUR-alapú projekthitele	-544	-590	-624	-664	-705	-6 651	**-9 778**
Átváltoztatható kötvény	-	-	-5 820	-	-	-	**-5 820**
Rövid lejáratú banki hitelek	-1 811	-	-	-	-	-	**-1 811**
Roth-csoport EUR alapú megújuló hitele	-1 800	-	-	-	-	-	**-1 800**
Egyéb rövid lejáratú banki hitelek	-11	-	-	-	-	-	**-11**

2004. december 31.	Éven belül esedékes millió forint	1-2 éven belül esedékes millió forint	2-3 éven belül esedékes millió forint	3-4 éven belül esedékes millió forint	4-5 éven belül esedékes millió forint	5 éven túl esedékes millió forint	Összesen millió forint
Fix kamatozású							
Adott kölcsönök	429	1 243	461	278	91	501	3 003
Fix kamatozású kötvények	-15 041	-	-	-	-	-	-15 041
Változó kamatozású							
Pénzeszközök	88 126	-	-	-	-	-	88 126
Zárolt bankbetétek	2 251	-	-	-	-	-	2 251
Pénzügyi lízingből származó kötelezettségek	-108	-99	-97	-48	-	-	-352
Hosszú lejáratú hitelek	-76 814	-24 039	-5 338	-86 825	-5 360	-67 737	-266 113
400 millió Ft bilaterális hitel	-31	-28	-	-	-	-	-59
150 millió Ft bilaterális hitel	-10	-	-	-	-	-	-10
32,5 millió EUR bilaterális hitel	-5 669	-	-	-	-	-	-5 669
125 millió EUR bilaterális hitel	-1 839	-1 838	-1 838	-1 838	-1 838	-5 514	-14 705
50 millió EUR bilaterális hitel	-	-10 816	-	-	-	-	-10 816
600 millió EUR szindikált hitel	-63 204	-	-	-81 475	-	-	-144 679
350 millió USD szindikált hitel	-6 061	-	-	-	-	-	-6 061
50 millió EUR bilaterális hitel	-	-1 118	-1 118	-1 118	-1 118	-7 825	-12 297
100 millió EUR bilaterális hitel	-	-2 236	-2 236	-2 236	-2 236	-15 650	-24 594
40 millió USD bilaterális hitel	-	-7 865	-	-	-	-	-7 865
150 millió EUR bilaterális hitel	-	-	-	-	-	-36 887	-36 887
TVK Erőmű Kft. EUR-alapú projekthitele	-	-138	-146	-158	-168	-1 861	-2 471
Átváltoztatható kötvény	-	-	-	-8 191	-	-	-8 191
Rövid lejáratú banki hitelek	-54 350	-	-	-	-	-	-54 350
400 millió EUR szindikált hitel	-51 393	-	-	-	-	-	-51 393
Roth-csoport EUR-alapú megújuló hitele	-2 504	-	-	-	-	-	-2 504
Egyéb rövid lejáratú banki hitelek	-453	-	-	-	-	-	-453
Devizacserés kamat swap ügyletekből származó kötelezettség	-177	-	-	-	-	-	-177
Kamat swap ügyletekből származó kötelezettség	-76	-	-	-	-	-	-76

iii) Likviditáskockázat

A Társaság likviditási politikája előírja, hogy biztosítani kell a Pénzügyi Stratégia megvalósításához elegendő pénzeszköz, lehívható hitelkeret rendelkezésre állását. A lehívható, fel nem használt hitelkeret összege 2005. december 31-én a következő:

	millió forint
Hosszú lejáratú lehívható hitelkeret (általános működési célokra lehívható hitelkeret)	194 349
Rövid lejáratú lehívható hitelkeret	59 626
Összes lehívható hitelkeret	**253 975**

2005 első félévében a MOL Rt. 700 millió EUR összegű, 5 éves futamidejű szindikált hitel felvételéről szóló megállapodást írt alá. A Standard & Poor's Rating ügynökségtől kapott BBB- befektetési fokozatú hitelminősítést követően a MOL Rt. 10 éves futamidejű, 750 millió EUR névértékű kötvényt bocsátott ki 2005 októberében. A jelenlegi tőkepiaci feltételek és a Csoport számára rendelkezésre álló hitellehetőségek megfelelő fizetőképességet és pénzügyi rugalmasságot biztosítanak a MOL-csoport stratégiai céljai megvalósításához.

iv) Árfolyamkockázat

A Társaság árfolyamkitettségét az USD-alapú kőolajbeszerzés és a vegyipari tevékenység EUR-alapú árbevétele eredményezi. A gázüzletág nem keletkeztet árfolyamkockázatot azáltal, hogy a gázárszabályozás lehetővé teszi a gázbeszerzés költségeinek gázárban való elismerését. Mindezeket együttvéve a Társaságnál nettó „hosszú" dollár és „hosszú" euró cash flow kitettség jelentkezik.

A Társaság azon árfolyamkockázat-kezelési alapelvet alkalmazza, mely szerint az adósságállomány deviza-összetétele a Csoport működési cash flow pozícióját tükrözze. A Társaság devizacserés kamat swap ügyleteket alkalmaz az adósságállomány deviza-összetételének befolyásolására.

2005. december 31-én a Társaság egy 2006-ban lejáró devizacserés kamat swap ügylettel rendelkezett, melynek alapösszege 40 millió EUR. A kapcsolódó követelés összege 74 millió forint (lásd 11. jegyzet).

2004. december 31-én a Társaság négy, egy 2006-ban és három 2005-ben lejáró devizacserés kamat swap ügylettel rendelkezett, amelyek alapösszege 60 millió EUR. A kapcsolódó kötelezettség 2004. december 31-én 177 millió forint (lásd 18. jegyzet).

A Társaság két hosszú távú (2018-ban lejáró) nemzetközi földgázszállítási szerződéssel rendelkezik, melyek esetében az elszámolás SDR-alapon történik. A szerződésben foglalt SDR-alapú árkalkuláció az IAS 39 szerint egy SDR/USD swap beágyazott származékos ügyletnek minősül, mivel a Társaság szerint az USD-alapú árképzés szorosan kapcsolódik az alapszerződéshez. Ez az ügylet az alapul szolgáló szerződéstől elkülönítésre került, és a gázszállítási szerződés cash flow fedezeti ügyleteként kerül kimutatásra. A beágyazott SDR cash flow fedezeti ügylet valós értéke 2005. december 31-én 4380 millió forint (3679 millió forint halasztott adóval) nettó követelés (lásd 7. jegyzet). Ugyanezen érték 2004. december 31-én 10 029 millió forint (8424 millió forint halasztott adóval) nettó követelés volt. Az instrumentum valós értékének csökkenése a saját tőkében került elszámolásra.

A Társaság az árfolyamkockázat lefedését szolgáló származékos ügyleteit a hitelek esetében valós érték fedezeti ügyletként, egyébként különálló származékos ügyletként számolja el, és valós értéken mutatja ki.

2005. december 31-én a Társaság két nyitott árfolyam fedezeti ügylettel rendelkezett, melyek valós értéke 93 millió forint követelés (lásd 11. jegyzet).
2004. december 31-én a Társaság több elszámolási deviza forward ügylettel rendelkezett, melyek valós értéke 2812 millió forint nettó kötelezettség volt (lásd 18. jegyzet).

v) Tömegáru-árkockázat

A MOL-csoport, mint integrált olaj- és gázipari vállalkozás, mind eladóként, mind vásárlóként tömegáru-árkockázatnak van kitéve. A főbb tömegáru-kockázatok: kőolajár-kockázat a külföldi termelés mennyiségében, finomítói árréskockázat a feldolgozott termékek mennyiségében mind a MOL, mind a Slovnaft esetében, vegyipari marginkockázat a Slovnaft és a TVK esetében.

A 2004. januártól életbe lépett gázárszabályozás a gázbeszerzés költségeinek gázárban való elismerésével a földgázimportból eredő tömegáru-kockázatot megszüntette. 2005-ben a Társaság kis mennyiségben határidős elszámolási termékfedezeti ügyleteket kötött a tömegáru-kockázat kezelése érdekében. 2005. és 2004. december 31-én a Társaság nem rendelkezett nyitott pozícióval a tömegáru ügyletek tekintetében.

28 Mérlegen kívüli kötelezettségek

Adott garanciák

A MOL-csoporton kívüli felek részére vállalt garanciák összege 450 millió forint.

Szerződéses beruházási kötelezettségek

A szerződéses beruházási kötelezettségek értéke 2005. december 31-én 32 009 millió forint, amelyből 4863 millió forint a Slovnaft beruházási kötelezettsége, 1036 millió forint a TVK kötelezettsége, 7242 millió forint a MOL Földgázszállító Rt. kötelezettsége, 7167 millió forint pedig a Dunai Finomítóban megvalósuló Claus-4 és Claus-6

kénkinyerő hatásfokának növelését biztosító fejlesztési projektéhez kapcsolódik. A Claus-4 és Claus-6 projekthez kapcsolódó beruházási kötelezettség a 2006. és 2007. évben fog felmerülni. A további szerződéses beruházási kötelezettség tárgyi eszközök és immateriális javak beszerzésére vonatkozik.

Földgázvásárlási kötelezettség, Take-or-Pay (TOP) és Ship-or-Pay (SOP) szerződések

A Csoport több beszerzési forrásával – Panrusgáz Rt., Ruhrgas, Gas de France és egyéb kisebb társaságok – hosszú távú földgázvásárlási szerződéseket kötött a múltban, hogy fogyasztói számára megbízható szolgáltatást nyújthasson. 2005. december 31-től ezen szerződések 126,8 milliárd m^3 földgáz (20 °C-on) beszerzésére vonatkoznak (amelyből 107,2 milliárd m^3 take-or-pay kötelezettség mellett érvényes), megközelítőleg 5056 Mrd Ft értékben (amelyből 4286 Mrd Ft take-or-pay kötelezettség mellett érvényes) a 2015-ig fennmaradó időszakban.

A Csoport hosszú távú *ship-or-pay alapú földgázszállítási szerződést kötött az ÖMV AG-vel, melynek köszönhetően* 2016-ig földgázszállítási joggal rendelkezik a HAG vezetéken. 2005. december 31-én a hátralévő 11 évre vonatkozó összesített fizetési kötelezettség ezen szerződésből adódóan 30,4 Mrd Ft.

Az EU-irányelvvel összhangban a hazai gázpiac is liberalizálásra kerül. A 2004. januártól életbe lépett Gáztörvény és hozzá kapcsolódó jogszabályok alapján minden nem lakossági fogyasztó jogosult az általa választott szállítótól piaci áron földgázt vásárolni. A lakosság és a közüzemben maradó egyéb felhasználók számára azonban a gázárak várhatóan legalább 2007 júliusáig továbbra is szabályozottak maradnak. Az új árszabályozás, amely 2004. január 1-jén lépett életbe, a gázbeszerzés költségét – beleértve a hazai termelésű földgáz importszinten való elismerését is – elvben a fogyasztókra hárítja, a lakossági fogyasztóknak nyújtott sávos árkiegészítés mellett. Az árkiegészítés fedezete a MOL Rt. által befizetett megemelt bányajáradék, melyet az 1998 előtt termelésbe állított mezőkből származó földgáz után kell a Társaságnak fizetni, illetve az értékesítési árakban elismert többletnyereség összege, amelyet a rendelet által biztosított lehetőséggel élve 2004 decemberében befizetett a lakossági támogatások finanszírozását ellátó kompenzációs alapba (lásd 23. jegyzet). 2005 II. negyedévétől a földgáz nagykereskedelmi árában elismert importár elmaradt a tényleges import-átlagártól, ami a közüzemi nagykereskedőt a későbbi időszakok ármegállapításában érvényesítendő árkorrekciós igényre jogosítja.

A versenypiacra lépés lehetősége ellenére, amíg a közüzemi gázárak a világgazdasági trendektől függetlenül, azoktól elmaradva alakulnak, a felhasználók jelentős hányada költség- és ellátásbiztonsági szempontból egyaránt a közüzemet részesíti előnyben. Az elmúlt 2 év során a feljogosított fogyasztók kis hányada élt a földgáz szabad piacról való beszerzésének lehetőségével. A két piaci szegmens közötti átjárást – határidők szabta korlátok között – továbbra is jogszabály szabályozza.

A versenypiacon az esetlegesen olcsóbb importbeszerzési forrással rendelkező piaci szereplők megjelenése következtében lehetséges, hogy a MOL meglevő hosszú távú gázbeszerzési szerződései az azokban foglalt take-or-pay *típusú kötelezettségek miatt potenciálisan veszteségessé válnak. (Potenciálisan veszteségesnek azon* szerződést nevezzük, amelyben a kötelezettség szerződés szerinti teljesítésének elkerülhetetlen költsége meghaladja annak elvárt gazdasági hasznait a hátralévő futamidő alatt.) A Gáztörvény (GET) a TOP-szerződések kezelésére alternatívákat kínál, csökkentve azok esetleges kockázatait. A Magyar Energia Hivatal végső esetben a GET alapján létesítendő pénzügyi alapból pótolhatja a veszteséget, vagy korlátozhatja a földgázimportot, amennyiben bizonyítani lehet, hogy az ilyen import jelentős gazdasági hátrányokat és pénzügyi nehézségeket okozhat a hosszú távú gázbeszerzési szerződés kötelezettje vagy jogosultja számára. Ilyen alap létrehozására eddig nem került sor.

Földgáz-értékesítési kötelezettség

A Társaság 2020-ig 3995 Mrd Ft értékben (80,2 milliárd m^3 15 °C-on) földgáz értékesítésére vállalt szerződéses kötelezettséget, főként a helyi lakosságot és a közületeket kiszolgáló gázszolgáltatók igényeinek fedezésére.

Operatív lízing

Az operatív lízingkötelezettség összegét az alábbi táblázat mutatja be:

	2005 millió forint	2004 millió forint
1 éven belül esedékes kötelezettségek	1 248	1 548
2–5 éven belül esedékes kötelezettségek	1 388	1 667
5 éven túl esedékes kötelezettségek	660	-
Összesen	**3 296**	**3 215**

A 2005. december 31-én fennálló operatív lízingügyletek értékéből 1252 millió forint összegű kötelezettség a Slovnaft, 1272 millió forint a Roth szerződéses kötelezettsége.

Hatósági eljárások, peres ügyek

A korábbi évek során indult azon eljárások közül, melyek jelentősebb hatással lehetnek a MOL-csoport pénzügyi helyzetére vagy üzletmenetére, folyamatban van még a MOL Rt. alkotmányjogi panaszának elbírálása. A társaság 2001 decemberében kérte a Magyar Köztársaság Alkotmánybíróságát, állapítsa meg a viszonteladói gázárat 2000-ben megállapító gazdasági minisztériumi rendelet és vonatkozó kormányhatározat egyes rendelkezéseinek alkotmányellenességét, és mondja ki, hogy azok a MOL kártérítési igényét jogerősen elutasító polgári peres eljárásban nem alkalmazhatóak.

A Magyar Autóklub elállt keresetétől, amelyet a Gazdasági Versenyhivatalnak a MOL üzemanyagáraira vonatkozó határozata bírósági felülvizsgálata iránt kezdeményezett, így a 2000-ben kezdeményezett versenyhivatali vizsgálat jogerősen lezárult, megállapítva, hogy a MOL kis- és nagykereskedelmi árainak megállapítása során jogszerűen járt el.

A mintegy 23%-os tulajdoni részesedéssel rendelkező kisebbségi tulajdonosok által a MOL, mint a Balatongáz Kft. közvetlen irányítást biztosító befolyással rendelkező tulajdonosa ellen üzletrész-adásvételi szerződések létrehozása és 83 millió forint vételár megfizetése, továbbá 3 Mrd Ft összegű kártérítés megfizetése iránt kezdeményezett per továbbra is folyamatban van az ügyben született részítéletet követően, amely a felperesek másodlagos kereseti kérelmének helyt adva megállapította, hogy a felperesek és az MOL között előszerződés jött létre a kisebbségi tulajdonosok üzletrészeinek megvásárlása iránt.

A MOL többségi tulajdonában álló Slovnaft a.s. ellen a Szlovák Köztársaság Pénzügyminisztériuma eljárást kezdeményezett a társaság 2002 és 2003 során keletkezett költségei és 2004 folyamán az üzemanyag áraiban érvényesített nyereség felülvizsgálatára vonatkozóan. A Pénzügyminisztérium eljárását a szlovák ártörvényre alapozza, amely alapján véleménye szerint a Pénzügyminisztérium jogosult utólag felülvizsgálni a társaság költségeit, illetve azt, hogy milyen mértékű nyereséget érvényesített termékáraiban. A szlovák Pénzügyminisztérium másodfokú határozata alapján a Slovnaft 2005 októberében 8590 millió forint bíróságot volt köteles megfizetni. Mindazonáltal, mivel a Slovnaft véleménye szerint a minisztérium határozata az „arányos nyereség" mértékére vonatkozóan önkényes és közgazdaságilag megalapozatlan számításokon alapul, a Slovnaft a minisztérium határozatának érvénytelenítése és végrehajtásának felfüggesztése iránt pert indított. Annak ellenére, hogy az elsőfokú bíróság elrendelte a minisztériumi határozat végrehajtásának felülvizsgálatát, a minisztérium elutasította a bírság Slovnaft részére történő visszafizetését. 2005. január 24-én a Szlovák Köztársaság Pénzügyminisztériuma újabb ár-felülvizsgálati eljárást kezdeményezett a szlovák ártörvényre alapozva a 2004. január 1-jét követő időszakra vonatkozóan. A felülvizsgálat a beszámoló készítésének időpontjáig még nem zárult le.

A Slovnaft a.s. mint alperes ellen a Mende-Rossi, Mendelejevsk, Tatár Köztársaságban lévő cég mint alperes által az Orosz Föderáció Kereskedelmi és Ipari Kamaránál működő Nemzetközi Kereskedelmi Döntőbíróságnál kezdeményezett eljárás során az orosz választott bíróság 1996 áprilisában kelt határozatában 15 689 041 USD, ezenfelül az 1994. június 24-től a pénzügyi teljesítés napjáig terjedő időszakra jutó évi 16%-os, 9 144 095 USD összegű késedelmi kamat és 68 160 USD perköltség fizetésére kötelezte a Slovnaftot állítólagos kőolajszállítások ellenértékének elmaradása miatt. Tekintettel arra, hogy az orosz választott bírósági eljárás súlyosan sértette a Slovnaft a.s. mint peres fél pártatlan eljáráshoz és képviselethez való jogát, illetve a határozat nem volt megfelelő bizonyítékokkal alátámasztva, a Szlovák Köztársaság Legfelsőbb Bírósága jogerősen elutasította az orosz választott bírósági

határozat végrehajtását. A szlovákiai végrehajtás megkísérlésével egyidejűleg a Mende-Rossi cég 1997-ben Ausztriában is kérte a választott bírósági határozat végrehajtását, majd a Szlovák Legfelsőbb Bíróság jogerős elutasító határozata után 2005-ben a Cseh Köztársaságban is. A Slovnaft a.s. mindkét esetben fellebbezéssel élt. Az osztrák és cseh eljárások jelenleg is folyamatban vannak, de tekintettel a Szlovák Köztársaság 2002 és 2004 között működő Legfelsőbb Bíróságának határozatában foglaltakra, melyek szerint a választott bírósági határozat súlyosan jogsértő, és mint ilyen, nem végrehajtható, a Slovnaft nem tartja valószínűnek az osztrák és cseh bíróságok előtti pervesztességét.

A Szlovák Köztársaság Monopólium Ellenes Hivatalának Piaci erőfölénnyel való visszaélés osztálya 2005. november 21-i dátummal kelt levélben értesítette a Slovnaftot, hogy hivatali eljárást kezdeményez a társasággal szemben a 136/2001. számú versenytörvény előírásainak megsértése miatt. Az eljárás magában foglalja a Slovnaft árképzési politikájának áttekintését a benzin- és gázolaj-értékesítések vonatkozásában. Az eljárás jelenleg folyamatban van. A beszámolóban nem került céltartalék megképzésre, mivel a Társaság vezetése nem tudja valószínűsíteni az eljárás kedvezőtlen lezárását.

Az Orosz Szövetségi Hivatal által 2005 januárjában a ZMB közös vezetésű vállalkozás 2003. és 2004. évi árpolitikájával kapcsolatban kezdeményezett adóvizsgálat az év során kisebb jelentőségű megállapításokkal lezárult. Az orosz Belügyminisztérium által az előzetes hosszú távú és éves művelési tervet meghaladó olajkitermeléssel kapcsolatosan kezdeményezett eljárás szintén lezárult az új művelési tervek visszamenőleges jóváhagyását követően.

A Csoport tagjai szokásos működésük során több peres ügyben is érintetté váltak. Jelenleg nincs folyamatban olyan – az előzőekben nem említett – peres ügy, melynek kimenetele jelentős negatív hatással lehet a Csoport pénzügyi helyzetére, eszközeire, eredményére vagy üzleti tevékenységére.

Azon peres ügyek összesített perértéke, melyekben a Csoport tagjai mint alperesek szerepelnek, 11 268 millió forint, melyekre 766 millió forint összegben céltartalék képzésére került sor.

A Csoport ugyancsak indított pereket mások ellen, ezek összértéke 2392 millió forint. 2005-ben a választott bíróság elfogadta a MOL által az MB Kőolajkutató Rt. ellen benyújtott keresetet a pusztaszőlősi földalatti gáztároló 2000-ben történt robbanása miatt. A Csoport nem mutat ki követelést ezen indított perek vonatkozásában.

Környezetvédelmi kötelezettségek

A Csoport tevékenységéhez kapcsolódóan környezetkárosításból vagy szennyezésből fakadó kötelezettségek, valamint az ezekhez kapcsolódó helyreállítás miatt felmerülő ráfordítások keletkezhetnek. A Csoportot a tevékenységével kapcsolatosan korábban felmerült környezetkárosításért felelősség terheli. Ennek megfelelően a MOL a múltban okozott környezeti károk helyreállításának, továbbá a jelenleg hatályban lévő környezetvédelmi szabályozásoknak való megfeleléshez szükséges intézkedéseknek a 2005. december 31-ével becsült költségeire 27 539 millió forint céltartalékot képzett (lásd 16. jegyzet). Bár a menedzsment megítélése szerint e céltartalékok összege az észszerűen lehetséges becslések alapján elegendő fedezetet nyújt a követelményeknek való megfelelésre, az e követelményekkel kapcsolatos jövőbeni szabályozási fejlemények és változások, valamint az ismert és tényleges környezeti állapot között fennálló eltérések e becslések átértékeléséhez vezethetnek.

Továbbá, a Csoport egyes telephelyei szennyezettségének felszámolása jelenleg nem becsülhető mértékű költséggel járhatnak. A tiszaújvárosi telephelyen a Csoport potenciálisan jelentős talaj- és talajvíz-szennyezettséget állapított meg. A regionális környezetvédelmi hatóság határozatának megfelelően a TVK-nak el kell végeznie a szennyezés vizsgálatát, és annak eredményét be kell nyújtania a hatósághoz. A felmérés eredményének alapján a hatóság előírja az elvégzendő környezetrehabilitációs feladatokat, és várhatóan határozatban fogja a TVK-t kötelezni ezek elvégzésére. Továbbá, a környezetvédelmi hatóság megerősítette korábbi határozatát, amelyben kötelezi a TVK-t a felszíni talajszennyezés felszámolására. Ez a projekt 2004. februárban megkezdődött. A környezeti károk elhárítási költségeinek egy része számszerűsítésre került, ami a céltartalék-állomány 1300 millió forint összegű növekedését eredményezte (lásd 16. jegyzet). Bizonyos feladatok meghatározása további vizsgálatokat igényel, melyek költségei jelenleg nem számszerűsíthetők, de jelentősek lehetnek.

29 A mérleg fordulónapját követő események

A MOL Magyar Olaj- és Gázipari Részvénytársaság 2006. március 13-án részvény-adásvételi szerződést írt alá a tulajdonában lévő 6 007 479 darab „A" sorozatú MOL-törzsrészvény 20 515 Ft/részvény áron történő értékesítéséről a Magnolia Finance Limited (Magnolia), Jerseyben bejegyzett társaság részére, amely így 5,58%-os befolyást szerez a MOL-ban.

A Magnolia bejelentette 610 millió euró értékű, lejárat nélküli, átváltható értékpapír („Átváltható Értékpapírok") értékesítését az Amerikai Egyesült Államokon, Japánon, Jerseyn, Kanadán, Magyarországon és Lengyelországon kívüli nemzetközi pénzügyi befektetők részére, amelyek 2011. március 20-a és 2016. március 12-e között („Átváltási Időszak") „A" sorozatú MOL-törzsrészvényekre válthatók át. Az Átváltható Értékpapírok kibocsátása névértéken történt, az első tíz évben utánuk fizetendő éves kamat mértéke 4,00 %, értékesítésükre 26 670 Ft/ MOL részvény átváltási árfolyam figyelembevételével került sor.

A MOL a saját részvények értékesítésével egyidejűleg megállapodott swap szerződés aláírásában a Magnoliával, amely alapján a MOL-t az opciós jog gyakorlását megelőző meghatározott időszak forgalommal súlyozott átlagárán vételi jog illeti meg az összes vagy egyes MOL-törzsrészvényekre bizonyos korlátozott esetekben. Továbbá, amennyiben az Átváltható Értékpapírok tulajdonosai a fenti időszak alatt nem, vagy nem teljes mértékben élnek átváltási jogukkal, az Átváltási Időszak végén, majd ezt követően negyedévenként a MOL jogosult vételi joga gyakorlásával az átváltásra nem kerülő törzsrészvények megvásárlására. Amennyiben a Magnolia 2016 után az Átváltható Értékpapírok bevonásáról dönt, és a MOL-törzsrészvények bevonáskori piaci ára 101,54 euró / MOL-részvénynél alacsonyabb, a MOL megtéríti a két ár különbözetét.

A MOL nem rendelkezik közvetlen vagy közvetett tulajdonosi részesedéssel vagy kontrollal a Magnoliában, de az IFRS szerinti beszámolójában konszolidálni fogja a Magnoliát.

30 A konszolidált cash flow kimutatással kapcsolatos információk

a) Leányvállalatok és közös vezetésű vállalkozások megszerzésére fordított nettó pénzáramlás elemzése

	2005 millió forint	2004 millió forint
Fizetett ellenérték	-34 638	-73 922
Megszerzett pénzeszközök	2 496	1 714
Leányvállalatok és közös vezetésű vállalkozások megszerzésével kapcsolatos nettó pénzáramlás	**-32 142**	**-72 208**

b) Hosszú lejáratú hitelek felvétele

	2005 millió forint	2004 millió forint
Hosszú lejáratú hitelek állományának növekedése	452 233	179 267
Ebből nem pénzmozgás: devizahitelek nem realizált árfolyamnyeresége / vesztesége (-)	-1 955	16 209
Hosszú lejáratú hitelek felvétele	**450 278**	**195 476**

31 Szegmensinformációk

2005	Kutatás-termelés millió forint	Feldolgozás és Kereskedelem millió forint	Földgáz millió forint	Vegyipar millió forint	Központ és egyéb millió forint	Szegmensek közötti átadás millió forint	Összesen millió forint
Értékesítés nettó árbevétele							
Értékesítés Csoporton kívüli vevőknek	30 650	1 499 912	641 331	275 961	7 310	-	2 455 164
Szegmensek közötti értékesítés	258 847	267 462	20 430	79 736	89 948	-716 423	-
Értékesítés nettó árbevétele összesen	289 497	1 767 374	661 761	355 697	97 258	-716 423	2 455 164
Eredmények							
Üzleti eredmény	105 374	176 987	50 415	19 114	-41 788	-5 666	304 436
Pénzügyi műveletek vesztesége							32 158
Részesedés a társult vállalkozások eredményéből	25	33	268	-	4 553	-	4 879
Adózás előtti eredmény							277 157
Társasági adó							29 158
Részvényesek részesedése az eredményből							247 999

2004	Kutatás-termelés millió forint	Feldolgozás és Kereskedelem millió forint	Földgáz millió forint	Vegyipar millió forint	Központ és egyéb millió forint	Szegmensek közötti átadás millió forint	Összesen millió forint
Értékesítés nettó árbevétele							
Értékesítés Csoporton kívüli vevőknek	40 328	1 183 106	530 344	197 539	4 513	-	1 955 830
Szegmensek közötti értékesítés	168 193	164 352	10 935	48 770	88 493	-480 743	-
Értékesítés nettó árbevétele összesen	208 521	1 347 458	541 279	246 309	93 006	-480 743	1 955 830
Eredmények							
Üzleti eredmény	54 167	158 902	64 841	18 801	-51 977	4 037	248 771
Pénzügyi műveletek vesztesége/nyeresége (-)							-5 155
Részesedés a társult vállalkozások eredményéből	-	-	262	-	7 723	-	7 985
Adózás előtti eredmény							261 911
Társasági adó							47 817
Részvényesek részesedése az eredményből							214 094

2005 Eszközök és kötelezettségek	Kutatás-termelés millió forint	Feldolgozás és Kereskedelem millió forint	Földgáz millió forint	Vegyipar millió forint	Központ és egyéb millió forint	Szegmensek közötti átadás millió forint	Összesen millió forint
Tárgyi eszközök	147 126	517 741	201 456	202 152	57 067	-12 789	**1 112 753**
Immateriális javak	8 636	12 847	1 665	7 036	10 556	-	**40 740**
Készletek	5 840	143 418	104 986	14 396	10 028	-13 683	**264 985**
Vevőkövetelések, nettó	22 981	168 168	87 856	54 343	22 839	-66 839	**289 348**
Befektetések társult vállalkozásokban	108	660	901	73	124 612	-	**126 354**
Szegmenshez nem allokált eszközök							**194 655**
Összes eszköz							**2 028 835**
Szállítói kötelezettségek	8 879	171 477	96 794	30 465	33 558	-66 751	**274 422**
Szegmenshez nem allokált kötelezettségek							**700 775**
Összes kötelezettség							**975 197**
2005 Egyéb szegmensinformációk							
Immateriális javak és tárgyi eszközök beszerzése	20 493	76 703	86 817	11 439	13 752	-	**209 204**
Tárgyi eszközök beszerzése	16 100	75 657	85 683	9 225	8 214	-	**194 879**
Immateriális javak beszerzése	4 393	1 046	1 134	2 214	5 538	-	**14 325**
Értékcsökkenés és értékvesztés	31 859	61 695	6 850	14 027	9 618	-549	**123 500**
Ebből: az eredmény terhére elszámolt értékvesztés	12 785	5 017	463	799	1 997	-	**21 061**

2004 Eszközök és kötelezettségek	Kutatás-termelés millió forint	Feldolgozás és Kereskedelem millió forint	Földgáz millió forint	Vegyipar millió forint	Központ és egyéb millió forint	Szegmensek közötti átadás millió forint	Összesen millió forint
Tárgyi eszközök	94 321	466 998	121 279	193 646	61 386	-12 561	**925 069**
Immateriális javak	12 864	-4 117	624	-2 454	-1 516	-	**5 401**
Készletek	4 526	82 333	75 901	9 119	9 748	-9 177	**172 450**
Vevőkövetelések nettó	5 898	125 936	65 721	35 542	22 991	-37 138	**218 950**
Befektetések társult vállalkozásokban	92	617	782	73	113 541	-	**115 105**
Szegmenshez nem allokált eszközök							**197 905**
Összes eszköz							**1 634 880**
Szállítói kötelezettségek	8 655	121 181	54 438	24 816	26 391	-44 090	**191 391**
Szegmenshez nem allokált kötelezettségek							**641 364**
Összes kötelezettség							**832 755**
2004 Egyéb szegmensinformációk							
Immateriális javak és tárgyi eszközök beszerzése	22 820	71 729	13 982	57 834	9 676	-	**176 041**
Tárgyi eszközök beszerzése	17 313	70 989	13 427	57 796	7 203	-	**166 728**
Immateriális javak beszerzése	5 507	740	555	38	2 473	-	**9 313**
Értékcsökkenés és értékvesztés	22 813	56 487	6 598	12 297	10 918	-554	**108 559**
Ebből: az eredmény terhére elszámolt értékvesztés	3 028	3 782	882	-	778	-	**8 470**

Az üzleti eredmény a harmadik félnek, valamint más szegmensnek történő értékesítésekből származó eredményt foglalja magában. A Kutatás-termelés belföldön kitermelt kőolajat, kondenzátumokat és PB-gázt ad át a Feldolgozás és Kereskedelemnek, valamint földgázt a Földgáz szegmensnek. A Feldolgozás és Kereskedelem vegyipari alapanyagot, propilént és izobutánt ad át a Petrolkémiának, a Petrolkémia szegmens különböző melléktermékeket a Feldolgozás és Kereskedelem-

nek. A Központ szegmens leányvállalatai karbantartási szolgáltatást nyújtanak az üzleti szegmensek számára. A belső transzferárak az aktuális piaci árakon alapulnak, a földgáz transzferára megegyezik az átlagos importárral. A szegmenseredmények az adott divízióhoz tartozó, teljes körűen konszolidált leányvállalatok eredményeit is tartalmazzák.

32 Megszűnő tevékenység

Az Európai Bizottság engedélyének megadását követően 2006. január 12-én a MOL Magyar Olaj- és Gázipari Rt. (MOL) és az E.ON Ruhrgas International AG (ERI) megállapodtak, hogy a tranzakció zárása 2006. március 31-én történik meg. A MOL és az ERI 2004. novemberben kötött megállapodást a MOL Földgázellátó Rt.-ben („Kereskedelem") és a MOL Földgáztároló Rt.-ben („Tárolás") lévő 75% mínusz egy részvény részesedések, valamint a Panrusgáz Magyar–Orosz Gázipari Rt.-ben („Panrusgáz") meglévő 50%-os részesedés eladásáról. Ez utóbbi értékesítéshez még szükséges a Panrusgáz többi részvényesének hozzájárulása.

Az Európai Bizottság által támasztott követelmények alapján – melyek szerint a Kereskedelem és Tárolás társaságokat teljes mértékben értékesíteni kell – a MOL eladja az ezekben a társaságokban lévő 100%-os részesedését az ERI részére. Az eredeti megállapodáson felüli 25% plusz egy részvény részesedés értékesítéshez a Társaság a Magyar Energia Hivatal engedélyét megkapta.

Az Európai Bizottság követelményei, a szabályozás és az iparági környezetben bekövetkezett változások következtében a felek további módosításokat is végrehajtottak az eredeti adásvételi szerződéseken. A végleges vételár a tranzakció zárásakor fennálló tényleges hitel és forgótőke mértékének, valamint néhány ármódosító tételnek figyelembevételével alakul ki. A 2006. március 31-i várható mérleg alapján a Kereskedelem és a Tárolás 100%-os tulajdonjogának vételára, módosítva a MOL lehetséges összes jövőbeni, ezen tranzakcióval kapcsolatos pénzügyi kötelezettségeinek maximális összegével, 300 millió euró. Emellett az ERI átvállalja a MOL-nak a Tárolással és a Kereskedelemmel szemben fennálló 600 millió euró értékű teljes tulajdonosi hitelét (szintén a 2006. március 31-i várható mérleg alapján). Az ármódosító tételek hatására a vételár maximum 290 millió euróval növekedhet. Az ármódosítások elszámolása félévente történik 2009. év végéig.

A kötelező érvényű adásvételi szerződés következtében a Kereskedelem és a Tárolás megszűnő tevékenységnek minősül.

A Kereskedelem és Tárolás bevételei, ráfordításai, eredménye, valamint nettó eszközállománya 2005. és 2004. december 31-én, valamint az akkor végződő években az alábbiak szerint alakult:

	2005 millió forint	2004 millió forint
Árbevétel	516 994	414 421
Egyéb működési bevétel	355	1 288
Összes működési bevétel	**517 349**	**415 709**
Anyag jellegű ráfordítások	497 798	354 869
Személyi jellegű ráfordítások	1 391	1 439
Értékcsökkenés és értékvesztés	2 268	1 772
Egyéb működési költségek	10 314	30 564
Saját termelésű készletek állományváltozása	-	-
Aktivált saját teljesítmények értéke	-8 645	-6 347
Összes működési költség	**503 126**	**382 297**
Üzleti tevékenység eredménye	**14 223**	**33 412**
Pénzügyi műveletek bevételei (-) / ráfordításai, nettó	-1 337	-514
Részesedés a társult vállalkozások eredményéből	-	-
Adózás előtti eredmény	**15 560**	**33 926**
Társasági adó	1 512	4 978
Adózott eredmény	**14 048**	**28 948**
Külső tulajdonosok részesedése az eredményből	-	-
Mérleg szerinti eredmény	**14 048**	**28 948**

	2005 millió forint	2004 millió forint
Befektetett eszközök	130 744	57 549
Forgóeszközök	194 994	144 217
	325 738	201 766
Rövid lejáratú kötelezettségek	76 513	45 803
Hosszú lejáratú kötelezettségek	-	-
	76 513	45 803
Nettó eszközök	249 225	155 963

A Kereskedelem és Tárolás cash flow-ja a 2005. és 2004. december 31-én végződő években az alábbiak szerint alakult:

	2005 millió forint	2004 millió forint
Üzleti tevékenységből származó nettó pénzáramlás	-2 574	21 330
Befektetési tevékenység nettó pénzáramlása	-75 128	-8 978
Pénzáramlás összesen	-77 702	12 352

A befektetési tevékenység nettó pénzáramlása 2005-ben tartalmazza a megszűnő tevékenységhez közvetlenül tartozó párnagázbeszerzést.

33 Tranzakciók kapcsolt felekkel

Társult vállalkozásokkal folytatott üzleti tranzakciók

	2005 millió forint	2004 millió forint
Vevőkövetelések kapcsolt vállalkozásoktól	1 979	4 980
Szállítókötelezettségek kapcsolt vállalkozásokkal szemben	50 454	29 295
Értékesítés nettó árbevétele kapcsolt vállalkozások felé	14 793	31 520

A Társaság 2005-ben és 2004-ban egyaránt vásárolt, illetve értékesített különböző termékeket és szolgáltatásokat kapcsolt vállalkozásoktól, illetve kapcsolt vállalkozások részére a normális üzletmenet keretein belül. Valamennyi tranzakció piaci viszonyok mellett került lebonyolításra.

A tulajdonosokkal történt tranzakciók

A Szlovák Slovintegra a.s. és a Slovbena a.s., mint a MOL-részvények 8%-ának tulajdonosa, eladási opciós joggal rendelkezett ezen részvények vonatkozásában. Az 5. jegyzetben bemutatott kapcsolódó opciós struktúrák következtében ezen részvények összetett pénzügyi instrumentumnak minősülnek, amelynek kötelezettség része egyéb rövid lejáratú kötelezettségként jelenik meg a konszolidált pénzügyi kimutatásokban (lásd 17. jegyzet). Amint az a 13. jegyzetben részletezésre került, a MOL a BNP Paribast jelölte ki vételi jogának gyakorlására, megszüntetve ezzel a korábbi megállapodást a Slovintegra a.s. és a Slovbena a.s.-sel.

Juttatások az Igazgatóság és a Felügyelőbizottság számára

Az Igazgatóság külső tagjainak díjazása 2005 és 2004 során 286 millió, illetve 101 millió forint volt. Emellett az Igazgatóság külső tagjai egy hosszú távú ösztönzési rendszerben vesznek részt, melynek részletei alább kerülnek bemutatásra. A MOL által alkalmazott Igazgatósági tagok a felsővezetői juttatásokon felül igazgatósági tagságukért nem részesülnek külön juttatásban. A Felügyelőbizottság tagjai együttesen 76 millió forint juttatásban részesültek 2005-ben, illetve 54 millió forint juttatásban részesültek 2004-ben.

Az Igazgatóság, a Felügyelőbizottság és a felső- és középvezetés tagjai által birtokolt részvények

	2005 Részvények darabszáma	2004 Részvények darabszáma
Igazgatóság	195 786	113 059
Felügyelőbizottság	1 925	1 408
Felső- és középvezetés	50 642	17 348
Összesen	**248 353**	**131 815**

A Társaság vezetésének tagjaival történt tranzakciók

Az Igazgatóság egyik tagja, dr. Horváth Gábor egy ügyvédi iroda tulajdonosa, amely 2005. évben 5 millió forint értékben, míg 2004-ben 13 millió forint értékben jogi szolgáltatást nyújtott a MOL-csoport részére.

Kamarás Miklósnak, az Igazgatóság tagjának egy közeli hozzátartozója közvetlen irányítást biztosító befolyással rendelkezik a Roff-Petrol Bt.-ben, amely partnerként üzemeltet három töltőállomást.

Az Igazgatóság egyik tagja, dr. Dobák Miklós az IFUA Horváth & Partners tanácsadó cég egyik partnere, amely a 2005. évben 48 millió forint értékben, míg 2004. évben 110 millió forint értékben nyújtott a MOL Rt. részére tervezési és kontrollingszoftver-karbantartási szolgáltatást, valamint üzleti esettanulmányokat készített az integrált irányítási és információs rendszerekre vonatkozóan.

A Felügyelőbizottság két tagja, Bognár Piroska és Major János a szakszervezetek által alapított Fókusz Kom Kht. vezető tisztségviselői, amely 2004 során 330 millió forint kölcsönt kapott a MOL Rt.-től. 2005. december 31-én a kölcsön összege 235 millió forint volt.

A Felügyelőbizottság egyik tagja, Slavomir Hatina tulajdonos a szlovák Slovbena a.s. és Slovintegra a.s. társaságokban, mely társaságokkal 2002 novemberében a MOL Rt. megállapodást kötött a Slovnaft a.s.-ben meglévő teljes 31,6%-os részesedésük megvásárlásáról, illetve zártkörű MOL részvénykibocsátásról (lásd 17. jegyzet). Hatina úr továbbá a Slovintegra a.s. társaságon keresztül a szlovák Granitol társaságban rendelkezik közvetett részesedéssel, amely társaságnak a Csoport 2005. év folyamán szokásos kereskedelmi feltételek és piaci árak mellett polietilént értékesített 3205 millió forint értékben.

A Termékelőállítás és Kereskedelem Divízió ügyvezető igazgatója, Horváth Ferenc testvére tölti be a Vértes Volán Rt. vezérigazgatói pozícióját, amely társaság (a közbeszerzésekre vonatkozó előírásoknak megfelelően) rendszeresen vásárol üzemanyagot a MOL-csoporttól. A tranzakciók szokásos kereskedelmi feltételek mellett, piaci árakon történtek, összértékük 2005 során 1700 millió forint, míg 2004-ben 1500 millió forint volt.

A Slovnaft Igazgatóság egyik tagja, dr. Világi Oszkár az egészségbiztosítással foglalkozó Apollo zdravotná poisťovňa, a.s Igazgatóságának elnöke és a Csekes, Világi, Drgonec & Partners, spol. s r.o. ügyvédi iroda partnere, amely a 2005. évben 113 millió forint értékben, míg 2004. évben 19 millió forint értékben nyújtott a Csoport részére jogi szolgáltatást. Világi úr továbbá a Železnice Slovenskej Republiky (Szlovák vasutak) Igazgatóságának elnöke, amely társaságnak a Slovnaft 2005. év folyamán 180 millió forint értékben, míg 2004-ben 179 millió forint értékben a szokásos kereskedelmi feltételek és piaci árak mellett termékértékesítést és szolgáltatásnyújtást végzett.

Hosszú távú ösztönzési rendszer az Igazgatóság külső tagjai számára

A külső igazgatósági tagok a kötvényprogramon túlmenően az alábbiakban részletezett juttatásban részesülnek:

- Külső igazgatósági tagok: 25 000 EUR/év
- Igazgatóság elnöke: 41 500 EUR /év

Abban az esetben, ha az Igazgatóság elnöki tisztségére nem külső igazgatósági tagot választanak, a juttatás mértéke az alelnököt illeti meg.

Átváltoztatható kötvényprogram

A kötvényprogramban részt vevő vezetők zárt körben kibocsátott, „A" sorozatú törzsrészvényre átváltoztatható kötvényeket jegyeztek banki hitel felvételével 2003. október 9-én. A programhoz 1200 db 10 millió forint névértékű kötvény került kibocsátásra, melyet 5 év alatt, az év előre meghatározott szakaszában (októberben), egyenlő részletekben válthatnak át a jogosultak kötvényenként 1779 db A típusú MOL-részvényre. Az átváltoztatható kötvények összetett pénzügyi instrumentumként kerültek elszámolásra a konszolidált éves beszámolóban (lásd 2. jegyzet).

A jegyezhető kötvényszám a MOL Rt. igazgatósági tagjai számára 25 db/fő, bizottsági elnökök esetében 30 db/fő, az Igazgatóság elnökének (az Igazgatóság elnökhelyettesének, ha az Igazgatóság elnöke ügyvezető) 35 db volt, a többi kötvény lejegyzésére a MOL-csoport kiemelt vezetői jogosultak.

Az átváltható kötvényprogram fennmaradó részvényeinek alakulása a következő:

	Átváltási opció darabszáma 2005 részvény	Súlyozott átlagos átváltási ár 2005 forint/ részvény	Átváltási opció darabszáma 2004 részvény	Súlyozott átlagos átváltási ár 2004 forint/ részvény
Tárgyév elején fennálló opciók	1 465 896	5 942	1 636 680	5 621
Tárgyév során juttatott opciók	-	-	362 916	7 165
Tárgyév során visszavett opciók	64 044	5 621	142 320	5 621
Tárgyév során lehívott opciók	366 474	5 942	391 380	5 851
Tárgyév során lejárt opciók	-	-	-	-
Év végén fennálló opciók	**1 035 378**	**5 954**	**1 465 896**	**5 942**
Lehívható opciók év végén	-	-	-	-

Az év során átváltott kötvények átváltáskori súlyozott átlagos részvényenkénti árfolyama 5942 forint volt. Az év végén fennálló átváltási opciók hátralévő súlyozott átlagos szerződött futamideje 1,75 év (2004-ben 2,25 év volt). 2005 során nem került sor átváltható kötvény juttatására. 2004-ben két alkalommal, július 1-jén és október 11-én történt átváltható kötvényjuttatás. Ezekben az időpontokban a juttatások valós értéke 1057 millió forint volt.

	2005 millió forint	2004 millió forint
Tárgyévben elszámolt költség	964	891
Le nem hívott átváltási opciók valós értéke	2 511	3 277
Átváltható kötvény kötelezettség része	5 820	8 191
Átváltható kötvény tőke része	**2 061**	**2 760**

A valós értékek a Black–Scholes opció árazási modell alapján kerültek maghatározásra. A modell alapadatai a következők:

	2005	2004
Súlyozott átlagos részvényárfolyam (forint/részvény)	-	8 628
Súlyozott átlagos átváltási ár (forint/részvény)	-	5 851
Múltbéli adatokon alapuló várható volatilitás	-	29,9%
Várható élettartam (év)	-	2,63
Kockázatmentes kamatláb	-	10,2%

Általános ösztönzési rendszer a felső- és középvezetés tagjai számára

Az ösztönzőkitűzés kiemelt társasági és szervezeti szintű pénzügyi és működési mutatókat tartalmaz, valamint a Társaság stratégiai céljainak a megvalósításához való hozzájárulás és a Teljesítménymenedzselési Rendszerben (TMR) rögzített egyéni feladatok, kompetenciák is értékelésre kerülnek. A mutatók értékelése és az egyéni feladatok, kompetenciák minősítése alapján megállapított ösztönzőből általában 60% az értékelést követően kerül kifizetésre, 40% pedig halasztottan, két év várakozási idő után, mely arány az egyéni szerződések alapján változhat. A 2005. évre megállapított ösztönző-célkitűzések értékelésére 2006-ban kerül sor, melynek eredménye alapján az éven belül esedékes ösztönző 2006 májusában, a halasztott kifizetésű részvényben megállapított ösztönző 2008-ban kerül kifizetésre.

Az IFRS 2-vel összhangban a részvényalapú juttatások részvényelszámolású tranzakcióként kerültek kimutatásra az ösztönző juttatás időpontjában számított valós értékének az eltelt megszolgálási időszakra jutó része ráfordításként történő elszámolásával. A felmerült költség a személyi jellegű ráfordítások között került elszámolásra a saját tőke egyidejű növekedésével, amely 2005-ben 613 millió forint, míg 2004-ben 407 millió forint volt.

Juttatások a kulcspozícióban lévő felső- és középvezetés részére

	2005 millió forint	2004 millió forint
Bérek és egyéb rövid távú juttatások	1 298	1 057
Végkielégítés	-	221
Munkaviszony megszűnése utáni juttatások	7	60
Egyéb hosszú távú juttatások	209	192
Részvényalapú juttatások	1 386	1 008
Összesen	**2 900**	**2 538**

Az Igazgatóság és a Felügyelőbizottság tagjai részére nyújtott kölcsönök

Sem az Igazgatóság, sem a Felügyelőbizottság tagjai részére nem került sor kölcsön nyújtására.

34 A magyar számviteli törvény és az IFRS szerinti konszolidált pénzügyi kimutatások közötti eltérések levezetése

A magyar számviteli törvény (MSZSZ) 1992. január 1-jén lépett hatályba, és azóta többször módosult. Az új, 2000. évi C. törvény, amely 2001. január 1-jén lépett életbe, közelebb hozta a magyar számvitelt az IFRS-hez. A számviteli alapelvek kialakításában meghatározó volt az EU 4., 7. és 8. direktívája, azonban ezek bizonyos vonatkozásban még mindig eltérnek az IFRS-től. A következő táblázat mutatja a magyar, nem konszolidált saját tőke egyeztetését az IFRS-beszámolóhoz.

		Jegyzett tőke millió forint	Tartalékok millió forint	Anyavállalati részvényesek részesedése az *eredményből* millió forint	Anyavállalati részvényesekre jutó saját tőke millió forint
2004. december 31. – MSZSZ MOL Rt.		**108 619**	**627 043**	**137 082**	**872 744**
IFRS-konszolidáció hatása		-	-213 307	83 625	-129 682
IFRS-módosítások:					
▹ Halasztott adó	ii)	-	54 379	-15 956	38 423
▹ Mezőfelhagyási kötelezettségekre képzett céltartalék	i)	-	3 892	-2 226	1 666
▹ Saját részvények visszavásárlása	vii)	-4 157	-20 862	-33	-25 052
▹ Eladási és vételi opcióval rendelkező részvények (13. jegyzet)	viii)	-9 828	-40 691	-3 674	-54 193
▹ Successful Efforts módszer szerinti elszámolásra történő áttérés hatása		-	14 919	2 287	17 206
▹ Termelőberendezések értékcsökkenése	v)	-	3 347	-660	2 687
▹ Finanszírozási költségek aktiválása	iii)	-	7 762	-2 870	4 892
▹ Feldolgozó eszközök értékvesztése		-	-601	121	-480
▹ Külföldi kutatási eszközök értékvesztése		-	-631	-	-631
▹ Projektköltség-aktiválás		-	-1 224	794	-430
▹ Hiteldíj elhatárolás		-	1 225	-364	861
▹ Pénzügyi eszközök átértékelése	iv)	-	574	-574	-
▹ Származékos ügyletek, halasztott adóval együtt	vi)	-	7 402	-154	7 248
▹ Pénzügyi befektetések átértékelése	iv)	-	-9 792	10 403	611
▹ Elhatárolt árfolyamveszteség visszaforgatása	iv)	-	-1 367	454	-913
▹ Részvény alapú kifizetések		-	108	-755	-647
▹ Egyéb		-	-1 210	1 070	-140
2004. december 31. – IFRS MOL-csoport		**94 634**	**430 966**	**208 570**	**734 170**

		Jegyzett tőke millió forint	Tartalékok millió forint	Anyavállalati részvényesek részesedése az eredményből millió forint	Anyavállalati részvényesekre jutó saját tőke millió forint
2005. december 31. – MSZSZ MOL Rt.		**108 985**	**746 597**	**398 807**	**1 254 389**
IFRS konszolidáció hatása		-	-68 117	45 384	-22 733
IFRS módosítások:					
▹ Halasztott adó	ii)	-	36 209	-2 954	33 255
▹ Mezőfelhagyási kötelezettségekre képzett céltartalék	i)	-	1 666	-1 666	-
▹ Saját részvények visszavásárlása	vii)	-7 412	-58 706	-81 327	-147 445
▹ Eladási és vételi opcióval rendelkező részvények (13. jegyzet)	viii)	-7 553	-43 950	-96 001	-147 504
▹ Successful Efforts módszer szerinti elszámolásra történő áttérés hatása		-	17 206	-1 072	16 134
▹ Termelőberendezések értékcsökkenése	v)	-	2 687	-482	2 205
▹ Finanszírozási költségek aktiválása	iii)	-	4 892	2 878	7 770
▹ Feldolgozó eszközök értékvesztése		-	-480	121	-359
▹ Projektköltség-aktiválás		-	-430	430	-
▹ Hiteldíj elhatárolás		-	861	111	972
▹ Pénzügyi befektetések átértékelése	iv)	-	611	-22 225	-21 614
▹ Származékos ügyletek, halasztott adóval együtt	vi)	-	4 393	-13	4 380
▹ Elhatárolt árfolyamveszteség visszaforgatása	iv)	-	-913	913	-
▹ Karbantartási költségek IAS 16 szerinti aktiválása	ix)	-	-	2 103	2 103
▹ Részvény alapú kifizetések		-	1 577	29	1 606
▹ Egyéb		-	237	-117	120
2005. december 31. – IFRS MOL-csoport		**94 020**	**644 340**	**244 919**	**983 279**

i) Céltartalékok

Mivel az MSZSZ nem tette lehetővé a mezőfelhagyási céltartalék tárgyi eszközökre történő aktiválását, az megképzéskor a tárgyévi eredménnyel szemben került elszámolásra. A számviteli törvény 4.4-es bekezdése alapján 2005-től kezdődően a MOL MSZSZ szerinti beszámolása e tekintetben megváltozott, az alkalmazott számviteli elszámolás megfelel a törvény 10.5 bekezdése által a Csoport konszolidált beszámolójának alapjául szolgáló IFRS követelményeinek. Az MSZSZ továbbra sem rendelkezik a diszkontálásról, az IFRS szerint kamatköltségként elszámolt diszkonthatás az MSZSZ szerinti beszámolóban az egyéb ráfordítások között kerül kimutatásra.

ii) Halasztott adó

Az IFRS előírja a halasztott adóeszköz vagy -kötelezettség kimutatását minden időbeli adóeltérésre, ha ezen eszközök és kötelezettségek elszámolt értéke a jövőbeni adóalapot képező nyereség meghatározásakor érvényesíthető lesz. A magyar számviteli szabályozás nem teszi lehetővé ilyen eszköz vagy kötelezettség felvételét az egyedi mérlegbe.

iii) Hitelfelvételi költségek aktiválása

Az IFRS megengedi azon finanszírozási költségek aktiválását, amelyek közvetlenül eszközbeszerzéshez vagy eszköz-előállításhoz kapcsolhatóak. A hitelfelvételi költségek mind a beruházáshoz közvetlenül kapcsolódó hitelhez, mind az általános vállalatfinanszírozást szolgáló hitelhez tartozhatnak, és magukba foglalhatják az árfolyam-különbözetnek a kamatot helyettesítő részét is. A MSZSZ szerint csak a beruházáshoz közvetlenül kapcsolódó hiteleken felmerült kamatot és árfolyam-különbözeteket – függetlenül az utóbbi mértékétől – kell és lehet aktiválni.

iv) Devizakonverzió

Az IFRS szerint a külföldi pénzértékre szóló monetáris eszközöket és kötelezettségeket év végi árfolyamon kell értékelni. Az MSZSZ szerint ettől eltérően, a teljes nettó nem realizált árfolyamnyereséget korábban el kellett határolni a későbbi időszakok árfolyamveszteségének ellentételezésére. 2003. január 1-jétől azonban ez a módszer

megváltozott oly módon, hogy a 2002 végéig elhatárolt, felhalmozott, nem realizált árfolyamnyereséget a következő öt év során fel kell oldani. Az MSZSZ lehetővé teszi a beruházási hiteleken keletkezett, nem realizált árfolyamveszteségek elhatárolását maximálisan az időszak összes nem realizált nettó veszteségének mértékéig. Továbbá az MSZSZ a külföldi pénznemben meghatározott befektetéseket monetáris eszközként kezeli, így ezek a befektetések év végén átértékelés tárgyát képezik.

v) Termelőberendezések értékcsökkenése

Az IFRS szerint a termelőeszközökre termelésarányosan kell értékcsökkenést elszámolni, figyelembe véve a becsült összes bizonyított készletet minden mezőnél. A MOL Rt. 1996. december 31. előtt minden termelőeszközt a várható hasznos élettartam alapján lineárisan értékcsökkentett.

vi) Származékos ügyletek

Az IAS 39 hatálybalépésével egyidejűleg az MSZSZ ugyancsak hatályba léptetett bizonyos szabályozásokat a származékos ügyletek elszámolásával kapcsolatosan. Azonban a beágyazott származékos ügyletek koncepciója nem került bevezetésre.

vii) Visszavásárolt saját részvények

Az IFRS szerint a visszavásárolt saját részvények névértéke a jegyzett tőkéből kerül levonásra. A névérték és a bekerülési érték közötti különbözet, valamint az esetleges nyereségek és veszteségek közvetlenül a tartalékokban kerülnek elszámolásra. Az MSZSZ a visszavásárolt saját részvényeket az értékesítésre szánt értékpapírokkal azonos módon kezeli, és a sajátrészvény-tranzakciókon elért nyereség, illetve veszteség az időszak eredményében kerül elszámolásra.

viii) Eladási és vételi opcióval rendelkező részvények

Az IFRS szerint a pénzügyi instrumentum kötelezettségnek minősül, ha a pénzügyi instrumentum kapcsán a kibocsátónak pénzeszköz átadására vonatkozó szerződéses kötelme áll fenn a kibocsátó szempontjából potenciálisan bekövetkező előnytelen változások esetén. A BNP Paribas által a korábbi tulajdonosoktól megvásárolt részvények, melyekhez vételi és eladási opció kapcsolódik (eredetileg a Slovnaft megvásárlása kapcsán kibocsátott részvények, lásd 13. jegyzet), megfelelnek a fent említett meghatározásnak. Ennek megfelelően a részvények összetett pénzügyi instrumentumnak minősülnek, amelyek kötelezettség része a szállítók és egyéb kötelezettségek között szerepel (lásd 18. jegyzet). Az MSZSZ szerint készített beszámolóban a részvények a saját tőke részeként kerülnek kimutatásra.

ix) Karbantartási költségek

Az IAS 16-nak megfelelően az ismétlődő jelentős karbantartások költségeit aktiválni kell a kapcsolódó tárgyi eszközök bekerülési értékébe, mely költséget a következő jelentős karbantartási munkálatokig terjedő időszak alatt kell értékcsökkenésként elszámolni. Az MSZSZ szerint ezen költségeket továbbra is költségként kell elszámolni.

Főbb működési adatok

Bizonyított nettó szénhidrogén-készletek alakulása	Földgáz		Kőolaj		Kombinált	
	millió m³	Bcf	kt	millió hordó	ktoe	millió boe
Összes magyarországi készlet						
2000. december 31-én	**32 215,0**	**1 138,0**	**9 479,0**	**71,6**	**38 333,0**	**289,4**
Készletátértékelés	2 327,9	82,1	454,7	3,4	1 926,3	14,5
Új felfedezés, feltárás	2 828,4	99,8	1 714,5	12,9	4 135,9	31,2
Termelés	-3 101,3	-109,5	-978,5	-7,4	-3 629,0	-27,4
Készletvásárlás vagy értékesítés	0,0	0,0	0,0	0,0	0,0	0,0
2001. december 31-én	**34 270,0**	**1 210,4**	**10 669,7**	**80,5**	**40 766,2**	**307,7**
Készletátértékelés	-2 189,0	-77,0	100,0	0,8	-1 864,0	-13,9
Új felfedezés, feltárás	1 016,0	36,0	0,0	0,0	948,0	7,1
Termelés	-2 932,0	-104,0	-956,0	-7,2	-3 443,0	-26,0
Készletvásárlás vagy értékesítés	0,0	0,0	0,0	0,0	0,0	0,0
2002. december 31-én	**30 165,0**	**1 065,4**	**9 813,7**	**74,1**	**36 408,0**	**274,9**
Készletátértékelés	-1 461,2	-51,6	-744,3	-5,6	-1 605,2	-12,1
Új felfedezés, feltárás	1 237,9	43,7	634,1	4,7	1 769,8	13,4
Termelés	-2 298,6	-81,2	-1 013,2	-7,6	-3 027,5	-22,9
Készletvásárlás vagy értékesítés	0,0	0,0	0,0	0,0	0,0	0,0
2003. december 31-én	**27 643,1**	**976,3**	**8 690,3**	**65,6**	**33 545,1**	**253,3**
Készletátértékelés	-6 139,5	-216,8	-121,2	-0,9	-4 744,5	-35,8
Új felfedezés, feltárás	863,6	30,5	64,4	0,5	817,0	6,2
Termelés	-855,0	-30,2	-973,8	-7,4	-1 722,5	-13,0
Készletvásárlás vagy értékesítés	0,0	0,0	0,0	0,0	0,0	0,0
2004. december 31-én	**21 512,2**	**759,8**	**7 659,8**	**57,8**	**27 895,1**	**210,6**
Készletátértékelés	-1 367,4	-48,3	-1 563,8	-11,8	-3 508,6	-26,5
Új felfedezés, feltárás	801,6	28,3	397,9	3,0	1 299,1	9,8
Termelés	-1 648,3	-58,3	-852,7	-6,4	-2 271,9	-17,2
Készletvásárlás vagy értékesítés	-84,4	-3,0	0,0	0,0	-70,5	-0,5
2005. december 31-én	**19 213,7**	**678,5**	**5 641,2**	**42,6**	**23 343,2**	**176,2**

Bizonyított nettó szénhidrogén-készletek alakulása

	Földgáz		Kőolaj		Kombinált	
	millió m³	Bcf	kt	millió hordó	ktoe	millió boe
Külföldi készlet						
2000. december 31-én	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**
Készletátértékelés						
Új felfedezés, feltárás						
Termelés						
Készletvásárlás vagy értékesítés						
2001. december 31-én	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**
Készletátértékelés						
Új felfedezés, feltárás						
Termelés						
Készletvásárlás vagy értékesítés						
2002. december 31-én	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**
Készletátértékelés						
Új felfedezés, feltárás						
Termelés			-490,3	-3,6	-490,3	-3,6
Készletvásárlás vagy értékesítés			2 649,7	19,3	2 649,7	19,3
2003. december 31-én	**0,0**	**0,0**	**2 159,4**	**15,7**	**2 159,4**	**15,7**
Készletátértékelés						
Új felfedezés, feltárás						
Termelés			-877,7	-6,4	-877,7	-6,4
Készletvásárlás vagy értékesítés			2 778,4	20,2	2 778,4	20,2
2004. december 31-én	**0,0**	**0,0**	**4 060,0**	**29,5**	**4 060,0**	**29,5**
Készletátértékelés			2 105,0	15,3	2 105,0	15,3
Új felfedezés, feltárás			0,0	0,0	0,0	0,0
Termelés			-1 004,0	-7,3	-1 004,0	-7,3
Készletvásárlás vagy értékesítés						
2005. december 31-én	**0,0**	**0,0**	**5 161,0**	**37,5**	**5 161,0**	**37,5**

Bizonyított nettó szénhidrogén-készletek alakulása

	Földgáz		Kőolaj		Kombinált	
	millió m³	Bcf	kt	millió hordó	ktoe	millió boe
Összes szénhidrogénkészlet (hazai és külföldi)						
2001. december 31-én	**34 270,0**	**1 210,4**	**10 669,7**	**80.5**	**40 766,2**	**307,7**
Összes szénhidrogénkészlet (hazai és külföldi)						
2002. december 31-én	**30 165,0**	**1 065,0**	**9 814,0**	**74.0**	**36 408,0**	**274,9**
Összes szénhidrogénkészlet (hazai és külföldi)						
2003. december 31-én	**27 643,1**	**976,3**	**10 849,7**	**81.3**	**35 704,5**	**269,0**
Összes szénhidrogénkészlet (hazai és külföldi)						
2004. december 31-én	**21 512,2**	**759,8**	**11 719,9**	**87.3**	**31 955,2**	**240,2**
Összes szénhidrogénkészlet (hazai és külföldi)						
2005. december 31-én	**19 213,7**	**678,5**	**10 802,3**	**80,1**	**28 504,3**	**213,8**

Átlagos termelési költségek alakulása*	2001	2002	2003	2004	2005
Kőolaj					
USD/hordó	5,54	6,44	6,57**	6,11**	6,28**
Földgáz					
USD /millió köbláb (MMcf)	400,2	508,5	629,4	858,7	937,7

* beleértve az amortizációt

** ZMB -vel

Kutatási információk

	2001	2002	2003	2004	2005
Tesztelt kutak*	**26 (2)**	**17 (2)**	**94 (71)**	**121 (102)**	**41 (28)**
ebből kutatófúrás (ebből külföldi)	16 (2)	9 (2)	14 (1)	8 (1)	12 (2)
kőolajtalálat (ebből külföldi)	2	0 (0)	2 (0)	0 (0)	1 (0)
földgáztalálat (ebből külföldi)	5 (1)	2 (1)	3 (0)	1 (0)	2 (1)
meddő kút (ebből külföldi)	9 (1)	7 (1)	9 (1)	7 (1)	9 (1)
ebből feltárófúrás	10	8 (0)	80 (70)	43 (31)	29 (26)
kőolajtalálat (ebből külföldi)	10	6 (0)	76 (70)	31 (31)	29 (26)
földgáztalálat (ebből külföldi)	0	2 (0)	4 (0)	12 (0)	0
meddő kút (ebből külföldi)	0	0 (0)	0 (0)	0 (0)	0

* 2003-2004-ben ZMB-vel

Szénhidrogén-termelés (bruttó adatok) (kt)	2001	2002	2003	2004	2005
Kőolajtermelés (hazai)	1 064	1 050	1 134	1 077	947
Kőolajtermelés (külföldi)			621	1 148	1 369
Kondenzátumtermelés	270	245	219	229	206
PB-termelés	195	192	206	220	206
Egyéb gáztermék	42	42	50	52	51

Földgáztermelés és -értékesítés (millió m^3)	2001	2002	2003	2004	2005
Hazai termelés nettó száraz	3 226	3 101	2 940	3 015	2 966
Import	9 587	10 700	12 189	10 982	11 515
Tárolói különbözet	544	-411	-541	-10	-164
ebből hazai	101	-442	-44	-218	-291
ebből import	443	31	-497	208	127
Összes forrás	**13 358**	**13 390**	**14 588**	**13 987**	**14 317**
Gázszolgáltatóknak	9 800	9 531	10 645	10 535	10 791
Erőművi értékesítés	1 880	2 277	2 393	2 256	2 095
Ipari és egyéb fogyasztóknak	1 173	1 074	904	500	607
Veszteség és saját felhasználás*	505	508	646	696	824
Összes értékesítés és felhasználás	**13 358**	**13 390**	**14 588**	**13 987**	**14 317**

* 2003–2004-ben tartalmazza a TVK felé történő értékesítést

Földgázárak (forint/m^3)	2001	2002	2003	2004	2005
Átlagos importár	39,3	28,3	31,8	30,5	42,9
Átlagos nagykereskedelmi gázár (szállítási díjjal)	25,9	28,0	30,1	39,1	46,5
Nagykereskedelmi ár viszonteladóknak	24,5	26,3	28,9	40,0	47,5
Nagykereskedelmi ár ipamak és erőműnek	30,5	33,0	33,9	35,4	42,5

Földgáztárolói záró mobil készlet (millió m³)	2001	2002	2003	2004	2005
Hazai	392,5	348,1	377,9	512,3	506,9
Import	1359,4	1724,0	2112,7	1889,7	1925,7
Import (külső)				12,4	30,8
Összes	**1751,9**	**2072,1**	**2490,6**	**2414,4**	**2 463,4**

Kőolaj-feldolgozási adatok (kt)	2001	2002	2003	2004	2005
Feldolgozott hazai kőolaj	1 002	1 001	1 092	980	908
Feldolgozott importkőolaj	5 840	4 989	9 396	11 054	11 503
Teljes kőolaj-feldolgozás	**6 842**	**5 990**	**10 488**	**12 034**	**12 411**
Gazolinfeldolgozás	259	223	219	231	210
Egyéb alapanyag-feldolgozás	773	1 202	1 247	1 933	2 309
Teljes feldolgozott mennyiség	**7 874**	**7 415**	**11 954**	**14 198**	**14 930**
Bér- és közös feldolgozás	0	0	0	0	0
Átlagos desztillációs kihasználtság Dunai Finomító (%)	74	85	85	86	91
Átlagos desztillációs kihasználtság Bratislava Finomító (%)			97	94	95

Kőolajtermék-értékesítési adatok (PB és gáztermékek nélkül) (kt)	2001**	2002**	2003***	2004	2005
Belföldi termékértékesítés	**4 472**	**4 061**	**4 066**	**3 892**	**4 065**
Gáz- és tüzelőolajok	1 692	1 735	1 766	1 808	1 919
Motorbenzinek	1 130	1 133	1 189	1 159	1 148
Fűtőolajok	1 146	567	478	238	166
Bitumenek	202	234	183	165	244
Kenőanyagok	49	38	32	25	26
Egyéb termékek	253	354	418	497	562
Szlovákiai termékértékesítés		**248**	**1 188**	**1 408**	**1 378**
Gáz- és tüzelőolajok		47	562	690	719
Motorbenzinek		115	419	467	420
Kenőanyagok		2	18	20	15
Bitumenek		6	60	58	96
Egyéb termékek		78	129	173	128
Export értékesítés	**2 258**	**2 296**	**4 635**	**5 836**	**6 004**
Gáz- és tüzelőolajok	995	1 304	2 613	3 150	3 264
Motorbenzinek	546	396	1 153	1 554	1 534
Kenőanyagok (bázisolajjal)	72	65	80	94	115
Bitumenek	104	105	152	167	191
Egyéb termékek	541	426	637	871	900
Összes termék-értékesítés	**6 730**	**6 605**	**9 889**	**11 136**	**11 447**

* MOL-csoport

** MOL-csoport vegyipari alapanyagok nélkül

*** MOL-csoport Slovnafttal (április 1-jétől)

Vegyipari termelési adatok (kt)

	2001	2002	2003*	2004	2005
Etilén	359	365	489	595	796
LDPE	107	113	220	294	284
HDPE	184	194	188	195	353
PP	260	278	330	370	441

* MOL-csoport Slovnafttal (április 1-jétől)

Vegyipari termék értékesítési adatok (kt)

	2001	2002	2003*	2004	2005
Magyarországi értékesítés	381	397	393	430	468
Szlovákia		10	79	77	69
Export értékesítés	396	411	621	550	757
Összes termékértékesítés	**777**	**818**	**1 093**	**1 057**	**1 294**

* MOL-csoport Slovnafttal (április 1-jétől)

Teljes munkaidős átlagos létszám (fő)

	2001**	2002	2003***	2004	2005
Kutatás és termelés	2 203	2 154	2 024	1 682	1 502
Feldolgozás és kereskedelem*	6 077	4 454	3 160	3 045	2 953
Gáz*	672	676	624	10	6
Társasági szolgáltatások	1 004	688	531	528	580
Központ és egyéb	526	541	709	578	489
MOL Rt. összesen	**10 482**	**8 513**	**7 048**	**5 843**	**5 530**
Leányvállalatok	**7 027**	**6 759**	**8 884**	**10 617**	**10 056**
MOL-csoport	**17 509**	**15 272**	**15 932**	**16 460**	**15 586**

* 2001-ben a Feldolgozás és Kereskedelem létszámából a földgázszállítás létszáma átkerült a gáz divízióba.

** TVK-val korrigált

*** Slovnafttal (április 1-jétől)

Zárólétszám (fő)

	2001**	2002	2003***	2004	2005
MOL Rt.	9 390	7 296	6 539	5 546	5 348
Leányvállalatok	7 048	5 636	9 327	9 919	9 312
MOL-csoport	**16 438**	**12 932**	**15 866**	**15 465**	**14 660**

** TVK-val korrigált

*** Slovnafttal (április 1-jétől)

Összefoglaló pénzügyi adatok (IFRS)

Eredménykimutatás a december 31-ével végződő évre	2001 millió forint	2002 millió forint	2003 millió forint	2004 millió forint	2005 millió forint	2005 millió USD
Értékesítések és egyéb, a működésből származó bevételek	**1 190 143**	**1 166 930**	**1 524 039**	**1 971 956**	**2 473 614**	**12 390**
Működési költségek	1 193 320	1 109 761	1 440 968	1 723 185	2 169 178	10 865
Üzleti tevékenység eredménye	-3 177	57 169	83 071	248 771	304 436	1 525
Nettó eredmény	**1 241**	**65 262**	**99 981**	**208 570**	**244 919**	**1 227**

Mérleg a december 31-ével végződő évre	2001 millió forint	2002 millió forint	2003 millió forint	2004 millió forint	2005 millió forint	2005 millió USD
Befektetett eszközök	635 897	630 721	1 091 774	1 101 385	1 344 176	6 733
Forgóeszközök	372 745	328 763	440 961	533 495	684 659	3 429
Eszközök összesen	**1 008 642**	**959 484**	**1 532 735**	**1 634 880**	**2 028 835**	**10 162**
Saját tőke összesen	367 081	405 441	523 869	734 170	983 279	4 925
Külső tulajdonosok részesedése	74 063	68 714	155 752	67 955	70 359	352
Hosszú lejáratú kötelezettségek	265 957	195 035	430 995	319 716	427 979	2 144
Rövid lejáratú kötelezettségek	301 541	290 294	422 119	513 039	547 218	2 741
Források összesen	**1 008 642**	**959 484**	**1 532 735**	**1 634 880**	**2 028 835**	**10 162**

Cash flow a december 31-ével végződő évre	2001 millió forint	2002 millió forint	2003 millió forint	2004 millió forint	2005 millió forint	2005 millió USD
Üzleti tevékenységből származó nettó készpénz	**71 412**	**167 845**	**203 158**	**324 381**	**282 159**	**1 413**
Befektetési tevékenységre felhasznált nettó készpénz	-45 343	-65 213	-298 529	-224 811	-259 461	-1 300
Finanszírozási műveletekből származó cash flow	-6 292	-118 292	114 639	-75 657	-49 472	-248
Készpénz nettó csökkenése/ növekedése	**19 777**	**-15 660**	**19 268**	**23 913**	**-26 774**	**-134**

Kiegészítő olaj- és gázipari információk a US GAAP SFAS 69-nek megfelelően (nem auditált)

A) Készletek

A bizonyított készlet olyan kőolaj- és gázkészletre vonatkozó mennyiségi becslés, amely figyelembe véve a jelenlegi gazdasági és működési feltételket, geológiai és mérnöki adatok alapján gazdaságosan kitermelhető. A bizonyított termelésbe állított készlet olyan készlet, amely a meglévő eszközök és technológia alkalmazásával gazdaságosan kitermelhető. A közzétett készletadatok nem tartalmazzák azon felfedezésekhez rendelhető mennyiségeket, melyek jelenleg még nem bizonyítottak, hiszen a technikai, pénzügyi és egyéb feltételek nem teszik lehetővé azok gazdaságos termelésbe állítását, kitermelhetőségét.

Kőolaj- és gázkészlet mennyiségi értékére egészen pontosan becslést nem lehet adni, hiszen az alkalmazott becslési módszer szubjektív döntési elemeket is tartalmaz, ezért a becslés maga időről időre átvizsgálás tárgyát képezi.

A MOL bizonyított szénhidrogénkészlete nem tartalmazza az INA bizonyított készleteinek MOL-ra jutó hányadát, mert a MOL Éves jelentése elkészítésének időpontjáig az INA részéről a FASB 69 előírásainak megfelelő készletértékelés sem a 2005. december 31-i fordulónapra, sem a megelőző évekre vonatkozóan nem állt rendelkezésre.

Az év végi becsült nettó bizonyított kőolaj- és földgázkészlet-értékeket és az abban történt évközi változásokat az alábbi tábla mutatja.

	Kőolaj és kondenzátumok (kt)					Földgáz (millió m³)				
	Konszolidált vállalatok			*Társult*		*Konszolidált vállalatok*			*Társult*	
	Hazai	Külföldi	Összesen	vállalatok	Összesen	Hazai	Külföldi	Összesen	vállalatok	Összesen
Készlet 2003. dec. 31-én	**12 655**	**2 160**	**14 815**	**-**	**14 815**	**26 199**	**-**	**26 199**	**-**	**26 199**
Korábbi becslések módosítása	-374	2 778	2 405	-	2 405	-6 669	-	-6 669	-	-6 669
Mezőkiterjesztés és új találatok	31	-	31	-	31	284	-	284	-	284
Improved recovery alkalmazása	109	-	109	-	109	553	-	553	-	553
Készletek vásárlása	-	-	-		-	-		-		-
Készletek értékesítése	-	-	-	-	-	-	-	-	-	-
Termelés	-1 321	-878	-2 199	-	-2 199	-511	-	-511	-	-511
Készlet 2004. dec. 31-én	**11 100**	**4 060**	**15 160**	**-**	**15 160**	**19 856**	**-**	**19 856**	**-**	**19 856**
Korábbi becslések módosítása	-1 991	2 105	114	-	114	-1 903	-	-1 903	-	-1 903
Mezőkiterjesztés és új találatok	176	-	176	-	176	132	-	132	-	132
Improved recovery alkalmazása	346	-	346	-	346	591	-	591	-	591
Készletek vásárlása	-	-	-		-	-		-		-
Készletek értékesítése	-6	-	-6	-	-6	-83	-	-83	-	-83
Termelés	-1 131	-1 004	-2 135	-	-2 135	-1 420	-	-1 420	-	-1 420
Készlet 2005. dec.31-én	**8 495**	**5 161**	**13 656**	**-**	**13 656**	**17 172**	**-**	**17 172**	**-**	**17 172**
Bizonyított, termelésbe állított készlet										
2003. december 31-én	6 739	2 160	8 898	-	8 899	12 048	-	12 048	-	12 048
2004. december 31-én	6 109	4 060	10 169	-	10 169	8 623	-	8 623	-	8 623
2005. december 31-én	**5 869**	**5 161**	**11 030**	**-**	**11 030**	**11 733**	**-**	**11 733**	**-**	**11 733**

	Hazai	Konszolidált vállalatok Külföldi	Összesen	Társult vállalatok	Összesen
			Kőolaj, kondenzátum és földgáz (kt egyenérték)		
Készlet 2003. december 31-én	**33 545**	**2 160**	**35 705**	**-**	**35 705**
Korábbi becslések módosítása	-4 745	2 778	-1 966	-	-1 966
Mezőkiterjesztés és új találatok	271	-	271	-	271
Improved recovery alkalmazása	546	-	546	-	546
Készletek vásárlása	-	-	-	-	-
Készletek értékesítése	-	-	-	-	-
Termelés	-1 722	-878	-2 600	-	-2 600
Készlet 2004. december 31-én	**27 895**	**4 060**	**31 955**	**-**	**31 955**
Korábbi becslések módosítása	-3 509	2 105	-1 404	-	-1 404
Mezőkiterjesztés és új találatok	285	-	285	-	285
Improved recovery alkalmazása	1 014	-	1 014	-	1 014
Készletek vásárlása	-	-	-	-	-
Készletek értékesítése	-71	-	-71	-	-71
Termelés	-2 272	-1 004	-3 276	-	-3 276
Készlet 2005. december 31-én	**23 343**	**5 161**	**28 504**	**-**	**28 504**
Bizonyított, termelésbe állított készlet					
2003. december 31-én	15 998	2 159	18 158	-	18 158
2004. december 31-én	12 873	4 060	16 933	-	16 933
2005. december 31-én	**15 883**	**5 161**	**21 044**	**-**	**21 044**

B) Aktivált eszközérték

Kőolaj- és földgázkutató és -termelő tevékenységet szolgáló tárgyi eszközök és immateriális javak összesített bruttó értékét, halmozott értékcsökkenését, értékvesztését, valamint nettó könyv szerinti értékét az adott évek fordulónapjára vonatkozóan az alábbi tábla mutatja.

millió forint	Hazai	Konszolidált vállalatok Külföldi	Összesen	Társult vállalatok	Összesen
2003 december 31-én					
Bruttó érték	219 024	34 564	253 588	-	253 588
Bizonyított vagyonhoz kapcsolt	219 024	34 564	253 588	-	253 588
Nem bizonyított vagyonhoz kapcsolt	-	-	-	-	-
Halmozott értékcsökkenés, értékvesztés	134 176	5 240	139 416	-	139.416
Nettó könyv szerinti érték	**84 848**	**29 324**	**114 172**	**-**	**114 172**
2004. december 31-én					
Bruttó érték	229 066	38 103	267 169	-	267 169
Bizonyított vagyonhoz kapcsolt	229 066	38 103	267 169	-	267 169
Nem bizonyított vagyonhoz kapcsolt	-	-	-	-	-
Halmozott értékcsökkenés, értékvesztés	146 819	11 377	158 196	-	158 196
Árfolyam-különbözet	-	931	931	-	931
Nettó könyv szerinti érték	**82 247**	**27 657**	**109 904**	**-**	**109 904**
2005. december 31-én					
Bruttó érték	237 814	46 836	284 650	-	284 650
Bizonyított vagyonhoz kapcsolt	237 814	46 836	284 650	-	284 650
Nem bizonyított vagyonhoz kapcsolt	-	-	-	-	-
Halmozott értékcsökkenés, értékvesztés	157 603	20 461	178 064	-	178 064
Árfolyam-különbözet	-	3 014	3 014	-	3 014
Nettó könyv szerinti érték	**80 211**	**29 390**	**109 601**	**-**	**109 601**

C) Felmerült költségek

Az év során kőolaj- és földgázvagyon megszerzésére, kutatásra és mezőfejlesztésre fordított összeg, függetlenül attól, hogy aktiválásra kerül, vagy költségként kerül elszámolásra.

millió forint	Konszolidált vállalatok Hazai	Konszolidált vállalatok Külföldi	Konszolidált vállalatok Összesen	Társult vállalatok	Összesen
2003. december 31-én végződő évre					
Készlet megszerzése	212	22 701	22 913	-	22 913
Bizonyított készlet	212	22 701	22 913	-	22 913
Nem bizonyított készlet	-	-	-	-	-
Kutatási tevékenység	9 628	3 172	12 800	-	12 800
Geológiai és geofizikai mérések	3 485	935	4 420	-	4 420
Kútfúrás	6 101	1 672	7 773	-	7 773
Bérleti díjak, egyéb	42	565	607	-	607
Mezőfejlesztés	9 238	8 603	17 841	-	17 841
Összes felmerült költség	**19 078**	**34 476**	**53 554**	**-**	**53 554**
2004. december 31-én végződő évre					
Készlet megszerzése	4	608	612	-	612
Bizonyított készlet	-	-	-	-	-
Nem bizonyított készlet	4	608	612	-	612
Kutatási tevékenység	9 295	3 594	12 889	-	12 889
Geológiai és geofizikai mérések	3 283	911	4 194	-	4 194
Kútfúrás	5 976	1 699	7 675	-	7 675
Bérleti díjak, egyéb	37	984	1 021	-	1 021
Mezőfejlesztés	8 548	4 147	12 695	-	12 695
Összes felmerült költség	**17 847**	**8 349**	**26 196**	**-**	**26 196**
2005. december 31-én végződő évre					
Készlet megszerzése	-	3 935	3 935	-	3 935
Bizonyított készlet	-	-	-	-	-
Nem bizonyított készlet	-	3 935	3 935	-	3 935
Kutatási tevékenység	10 207	4 983	15 190	-	15 190
Geológiai és geofizikai mérések	3 437	2 381	5 818	-	5 818
Kútfúrás	6 738	2 042	8 780	-	8 780
Bérleti díjak, egyéb	32	560	592	-	592
Mezőfejlesztés	6 797	3 815	10 612	-	10 612
Összes felmerült költség	**17 004**	**12 733**	**29 737**	**-**	**29 737**

D) Eredmény

Kőolaj- és földgáztermelési tevékenység csoportszintű eredménye, figyelmen kívül hagyva a finanszírozási költségeket és az ehhez kapcsolódó adóhatást.

millió forint	Hazai	Konszolidált vállalatok Külföldi	Konszolidált vállalatok Összesen	Társult vállalatok	Összesen
2003. december 31-én végződő évre					
Értékesítés	93 879	12 757	106 636	-	106 636
Harmadik félnek történő értékesítés	600	12 757	13 357	-	13 357
Belső átadások	93 279	-	93 279	-	93 279
Termelési költségek	-18 647	-1 728	-20 375	-	-20 375
Kutatási költségek	-6 443	-3 174	-9 617	-	-9 617
Értékcsökkenés, értékvesztés	-18 028	-2 579	-20 607	-	-20 607
Egyéb, eredményre ható tételek	-2 207	-2 643	-4 850	-	-4 850
Adózás előtti eredmény	48 555	2 633	51 187	-	51 187
Adó	-	-546	-546	-	-546
Működésből származó eredmény	**48 555**	**2 087**	**50 641**	**-**	**50 641**
2004. december 31-én végződő évre					
Értékesítés	102 076	30 277	132 353	-	132 353
Harmadik félnek történő értékesítés	1 131	30 277	31 408	-	31 408
Belső átadások	100 945	-	100 945	-	100 945
Termelési költségek	-18 476	-795	-19 271	-	-19 271
Kutatási költségek	-6 160	-1 317	-7 477	-	-7 477
Értékcsökkenés, értékvesztés	-16 491	-6 114	-22 605	-	-22 605
Egyéb, eredményre ható tételek	-2 748	-18 091	-20 839	-	-20 839
Adózás előtti eredmény	58 201	3 960	62 162	-	62 162
Adó	-8 648	-3 072	-11 720	-	-11 720
Működésből származó eredmény	**49 554**	**888**	**50 442**	**-**	**50 442**
2005. december 31-én végződő évre					
Értékesítés	140 270	51 253	191 523	-	191 523
Harmadik félnek történő értékesítés	101 773	51 253	153 026	-	153 026
Belső átadások	38 497	-	38 497	-	38 497
Termelési költségek	-19 970	-1 788	-21 757	-	-21 757
Kutatási költségek	-8 431	-4 983	-13 413	-	-13 413
Értékcsökkenés, értékvesztés	-16 268	-9 084	-25 352	-	-25 352
Egyéb, eredményre ható tételek	-2 751	-13 233	-15 984	-	-15 984
Adózás előtti eredmény	92 850	22 166	115 016	-	115 016
Adó	-	-6 441	-6 441	-	-6 441
Működésből származó eredmény	**92 850**	**15 725**	**108 575**	**-**	**108 575**

1) Az egyéb, eredményre ható tételekből minden évben kikorrigálásra kerültek a MOL-on belül átvett adminisztrációs költségek.

E/1) Jövőbeli diszkontált nettó pénzáramok standardizált értéke

A bizonyított készletek kitermeléséből származó jövőbeli nettó pénzáramok standardizált értéke a következőképpen kerül meghatározásra:

1. Az év végi gazdasági feltételek figyelembevételével meghatározásra kerül a bizonyított készletmennyiség jövőbeli kitermelésének ütemezése.
2. A bizonyított készlet értékesítéséből származó jövőbeli becsült pénzáramok év végi árszinten kerülnek meghatározásra.
3. A jövőbeli pénzáramokat csökkentik a becsült termelési költségek (beleértve a szállítási költséget és a bányajáradékot), jövőbeni fejlesztési és egyéb költségek (javarészt mezőfelhagyási és karbantartási költségek). A becslések év végi gazdasági feltételeken alapulnak.
4. A jövőbeli nyereségadó meghatározása az év végén érvényes törvényi adókulcs és adókedvezmények figyelembevételével történik. Az adóalap számításánál a nettó pénzáramot csökkenti a termelést szolgáló eszközök adótörvény szerinti értékcsökkenése
5. A jelenérték meghatározása az SFAS 69 előírásai szerinti 10%-os diszkontráta alkalmazásával történik.

A jövőbeli diszkontált nettó pénzáramok standardizált értékét nem lehet úgy értelmezni, hogy az a társaság kőolaj- és földgázvagyonának valós értékét mutatja. A valós érték meghatározásánál többek között figyelembe kellene venni azon készleteket is, melyek jelenleg nem bizonyítottak, az ár- és költségszintek jövőbeli változásait, valamint a jelenérték meghatározásához olyan diszkontfaktor alkalmazása szükséges, amely jobban jellemzi az idő múlását és a becslésekben rejlő kockázatokat.

			2003			2004			2005
	Konszolidált vállalatok			Konszolidált vállalatok			Konszolidált vállalatok		
millió forint	**Hazai**	**Külföldi**	**Összesen**	**Hazai**	**Külföldi**	**Összesen**	**Hazai**	**Külföldi**	**Összesen**
Jövőbeni bejövő pénzáramok	1 253 316	52 905	1 306 220	1 064 107	74 774	1 138 881	1 647 975	176 514	1 824 489
Jövőbeni termelési költségek	-240 371	-11 462	-251 833	-220 696	-10 814	-231 510	-283 637	-40 502	-324 139
Jövőbeni fejlesztési és egyéb költségek	-139 799	-	-139 799	-165 725	-	-165 725	-136 617	-9 763	-146 379
Jövőbeni adóráfordítás	-106 354	-7 206	-113 560	-98 480	-13 433	-111 913	-197 566	-27 835	-225 401
Jövőbeni nettó pénzáram	766 792	34 237	801 029	579 206	50 527	629 733	1 030 155	98 415	1 128 570
Diszkonthatás	-345 750	-9 316	-355 066	-276 487	-11 354	-287 841	-459 050	-35 067	-494 118
Jövőbeli diszkontált nettó pénzáramok standardizált értéke	**421 042**	**24 920**	**445 962**	**302 719**	**39 173**	**341 892**	**571 104**	**63 347**	**634 452**

E/2) Jövőbeli diszkontált nettó pénzáramok standardizált értékének változása

millió forint	Konszolidált vállalatok Hazai	Külföldi	Összesen	Társult vállalatok	Összesen
2003. december 31	**421 042**	**24 920**	**445 962**	**-**	**445 962**
Eladási ár és termelési költség változásának hatása	-78 104	-8 809	-86 913	-	-86 913
Adott évi kőolaj- és földgáz-értékesítés, csökkentve a termelési költségekkel	-82 469	-11 409	-93 878	-	-93 878
Év során felmerült fejlesztési és egyéb költség	14 678	3 304	17 981	-	17 981
Felfedezésből, kiterjesztésből, IOR-ből származó nettó pénzáram	9 049	-	9 049	-	9 049
Jövőbeni fejlesztési és egyéb költségek változása	-12 915	-3 304	-16 219	-	-16 219
Készleteladás és készletvásárlás miatti változás	-	-	-	-	-
Készletbecslések felülvizsgálata miatti változás	-23 044	36 593	13 549	-	13 549
Diszkont feloldása	47 783	3 021	50 804	-	50 804
Nyereségadó nettó változása	6 699	-5 142	1 557	-	1 557
2004. december 31	**302 719**	**39 173**	**341 892**	**-**	**341 892**
Eladási ár és termelési költség változásának hatása	511 966	33 458	545 424	-	545 424
Adott évi kőolaj és földgáz értékesítés, csökkentve a termelési költségekkel	-120 300	-32 675	-152 975	-	-152 975
Év során felmerült fejlesztési és egyéb költség	13 240	3 806	17 046	-	17 046
Felfedezésből, kiterjesztésből, IOR-ből származó nettó pénzáram	18 784	-	18 784	-	18 784
Jövőbeni fejlesztési és egyéb költségek változása	11 013	-10 481	532	-	532
Készleteladás és készletvásárlás miatti változás	-433	-	-433	-	-433
Készletbecslések felülvizsgálata miatti változás	-141 436	33 342	-108 094	-	-108 094
Diszkont feloldása	35 281	4 960	40 241	-	40 241
Nyereségadó nettó változása	-59 730	-8 235	-67 966	-	-67 966
2005. december 31	**571 104**	**63 347**	**634 452**	**-**	**634 452**



Felelős vállalatirányítás



Összhang és kockázatminimalizálás

A MOL a társaságirányítás területén a legjobb nemzetközi gyakorlat alkalmazására törekszik annak érdekében, hogy részvényesei és a társadalom számára kivételes értéket teremtsen.

A MOL Rt. mindig is kiemelten fontosnak tartotta a legmagasabb elvárásoknak megfelelő társaságirányítási rendszer fenntartását. A társaság elkötelezettségét többek között mutatja a Budapesti Értéktőzsde Felelős Vállalatirányítási Ajánlásairól 2004. márciusban tett önkéntes nyilatkozata. Emellett a társaság 2004. decemberben, részvényeinek a Varsói Értéktőzsdére történő bevezetését megelőzően, nyilatkozatot tett a Varsói Értéktőzsde társaságirányítási ajánlásainak alkalmazásáról. Az eredeti nyilatkozatok benyújtását követően a társaság minden évben nyilatkozik a két tőzsde társaságirányítási ajánlásainak alkalmazásáról.

A MOL Rt. társaságirányítása összhangban van a Budapesti Értéktőzsde követelményeivel, a Pénzügyi Szervezetek Állami Felügyeletének irányelveivel és a jelenleg érvényes tőkepiaci szabályozással. Emellett a MOL Rt. rendszeresen felülvizsgálja az általa alkalmazott elveket, hogy ezen a területen is megfeleljen a folytonosan fejlődő legjobb nemzetközi gyakorlatnak.

A Deminor Rating nemzetközi társaságirányítási tanácsadó és minősítő cég 2003. december 30-i riportjában kiemelkedőnek ítélte a MOL társaságirányítási gyakorlatát. A korábbi minősítés 2005-ben felülvizsgálatra került. Az új riport figyelembe vette az elmúlt két év társaságirányítási fejlesztéseit, és javította a MOL társaságirányítási minősítését.

Az Igazgatóság

A MOL Rt. ügyvezető szerve az Igazgatóság, melynek kollektív felelősségi körébe tartozik valamennyi társasági művelet.

Az Igazgatóság – mint a MOL Rt. testületi felelősséggel működő ügyvezető szerve – tevékenységében, célkitűzésében kiemelt feladatként szerepel a részvényesi érték növelése, az eredményesség és hatékonyság javítása, a működés átláthatóságának biztosítása, a kockázatok kezelése, a környezetvédelem és a biztonságos munkavégzés körülményeinek garantálása.

A MOL Rt. és leányvállalatai egységet alkotnak, ezért az Igazgatóság a fenti elvek és célok érvényesítését, a MOL-kultúra csoportszintű elterjesztését elsődleges feladatának és kötelességének tekinti.

A fenti elvek és célok rávilágítanak arra a speciális és különleges kapcsolatra, amelyet az Igazgatóság a részvényesek és a vállalatvezetés, valamint a vállalat közt képvisel. Ennek a speciális szerepnek felel meg az Igazgatóság összetétele, azaz a nem alkalmazotti jogviszonyban álló igazgatók számának meghatározó többsége (8 tag). Az Igazgatóságnak az általa elfogadott kritériumok és a tagok nyilatkozata alapján jelenleg 7 tagja minősül függetlennek.

Kapcsolat a részvényesekkel

Az Igazgatóság tudatában van annak, hogy a testület felelős a MOL-csoport eredményeiért és teljesítményeiért, teljes működéséért, tisztában van a részvényesek elvárásaival, és mindent megtesz annak érdekében, hogy azoknak a társaság működtetése megfeleljen. Folyamatosan elemzi és értékeli a működési környezetet és a cégcsoport teljesítményét, hogy a részvényesek elvárásai maximálisan teljesüljenek.

A részvényesekkel történő kapcsolattartás hivatalos csatornái az éves jelentés és beszámoló, valamint a Budapesti Értéktőzsdén és a Varsói Értéktőzsdén keresztül közzétett negyedéves jelentések és egyéb bejelentések. Emellett a részvényesek tájékoztatást kapnak az üzletmenetről, az eredményekről és a stratégiáról az éves rendes közgyűlésen, valamint a rendkívüli közgyűléseken. Rendszeres befektetői körutakat szervezünk az Egyesült Államok, az Egyesült Királyság és Európa nagyvárosaiba a befektetők – a részvénytulajdonosok és a globális letéti igazolások (GDR) birtokosainak – tájékoztatására. A befektetők év közben is megkereshetik a MOL Rt.-t kérdéseikkel, a közgyűléseken felvethetnek kérdéseket és javaslatokat tehetnek.

A MOL Befektetői Kapcsolatok szervezete felelős a fenti tevékenységek összefogásáért és a részvényesekkel történő napi kapcsolattartásért (kontaktinformáció a „Részvényesi információk" fejezetben az Éves jelentés végén található). További információ a MOL honlapján (www.mol.hu) is elérhető, ahol egy külön fejezet foglalkozik a részvényeseket és a pénzügyi világ tagjait érintő kérdésekkel.

Az Igazgatóság működése

Az Igazgatóság mint testület működik és hoz határozatokat.
Az Igazgatóság a társaság megalapításakor, 1991-ben ügyrendben határozta meg saját működését, amelyet rendszeresen aktualizál a legjobb gyakorlat fenntartása érdekében.

Az ügyrend tartalmazza:

- az Igazgatóság feladat- és hatáskörét,
- az Igazgatóság számára szükséges információk körét és a jelentések gyakoriságát,
- az elnök és alelnök főbb feladatait,
- az igazgatósági ülések rendjét és előkészítését, annak állandó napirendjét (keretét),
- a döntéshozatali rendszert, a döntések végrehajtásának ellenőrzését.

Az Igazgatóság beszámolója 2005. évi tevékenységéről

2005-ben az Igazgatóság 10 ülést tartott, 85%-os átlagos részvételi arány mellett. A rendszeres napirendi pontok – mint a bizottsági elnökök beszámolója a legutóbbi igazgatósági ülés óta végzett tevékenységekről, a tőkepiaci folyamatok áttekintése – mellett az Igazgatóság egyedileg értékeli valamennyi üzleti szegmens teljesítményét is.

Összhangban a cég stratégiai céljaival, az Igazgatóság döntött a társaság 2006–2010. évi stratégiájáról, két gázleányvállalat értékesítéséről, a Shell romániai töltőállomás-hálózatának megvásárlásáról, további 5%-os részesedés szerzéséről Kazahsztánban a Federovszkoje kutatási blokkban (így a részesedés 27,5%), valamint az ÁPV Rt.-vel és a BNP Paribas-val MOL-törzsrészvényekre kötött opciós megállapodásokról. Az év során az Igazgatóság áttekintette a cég üzleteinek területeihez kapcsolódó stratégiai és üzleti célkitűzések megvalósítását, valamint az értékteremtő növekedési lehetőségeket.

Az Igazgatóság bizottságai

Az Igazgatóság egyes feladatok megoldása céljából bizottságokat hozott létre. A bizottságok előzetes határozathozatali jogosítvánnyal rendelkeznek az Igazgatóság és a menedzsment közti hatásköri megosztást tartalmazó Döntési és Hatásköri Listában (DHL) meghatározott kérdésekben.

- A bizottságok feladatait az Igazgatóság határozza meg.
- Az Igazgatóság elnöke szintén felkérheti a bizottságokat egyes feladatok ellátására.

A bizottságok tagjait és elnökét az Igazgatóság választja. Az Igazgatóság az alábbiakban felsorolt bizottságokat működteti.

Az Audit Bizottság

5 nem alkalmazotti jogviszonyban álló tag.

Feladatai

- a pénzügyi és ehhez kapcsolódó jelentések ellenőrzése,
- a belső ellenőrzési rendszer hatékonyságának figyelése,
- a tervezés, az audit körének és eredményeinek ellenőrzése,
- a külső auditor függetlenségének és objektivitásának biztosítása.

A Társaságirányítási és Javadalmazási Bizottság

3 nem alkalmazotti jogviszonyban álló, és egy alkalmazotti jogviszonyban álló tag.

Feladatai

- a testületi tevékenység elemzése, értékelése,
- az igazgatósági tagsággal kapcsolatos kérdések,
- a tulajdonosok (részvényesek) és Igazgatóság közötti kapcsolattartás támogatása,
- az ügyrendi, szabályozási és etikai kérdések,
- a vállalati folyamatok, eljárások, szervezeti megoldások, kompenzációs rendszerek áttekintése, javaslatok a legjobb gyakorlat megvalósítására.

Az Audit Bizottság beszámolója 2005. évi tevékenységéről

2005-ben az Audit Bizottság 5 ülést tartott, 84%-os átlagos részvételi arány mellett. A rendszeres napirendi pontok mellett – beleértve az összes nyilvános pénzügyi beszámoló felülvizsgálatát, a könyvvizsgáló munkájának támogatását, valamint a belső audit rendszeres vizsgálatát – a bizottság jelentős időt szánt a következő témáknak is:

- kockázatkezelés: a bizottság részt vett az átfogó, vállalati szintű kockázatkezelési modell kialakításában,
- belső audit tevékenység: a bizottság értékelte a belső audit jelentéseket,
- pénzügyi helyzet: a bizottság folyamatosan nyomon követte a társaság pénzügyi helyzetét.

A Társaságirányítási és Javadalmazási Bizottság beszámolója 2005. évi tevékenységéről

2005-ben a Társaságirányítási és Javadalmazási Bizottság 7 ülést tartott, 93%-os átlagos részvételi arány mellett. A társaságirányítási és javadalmazási kérdések mellett a bizottság számos kulcsfontosságú stratégiai, és az elért teljesítményekkel kapcsolatos témát megvitatott, mielőtt azokat az Igazgatóság tárgyalta.

Az Igazgatóság és az ügyvezetés kapcsolata

A Döntési és Hatásköri Lista határozza meg az Igazgatóság által az ügyvezetéshez delegált döntési és hatásköri jogosítványokat annak érdekében, hogy az Igazgatóság által lefektetett üzleti, EBK, etikai, kockázatkezelési és belsőkontroll-politikák a leghatékonyabban érvényesüljenek.

A Döntési és Hatásköri Lista (DHL) alapelvei:
- a részvényesek érdekének biztosítása az Igazgatóságon keresztül,
- a hatékonyabb, gyorsabb, MOL-szinten egységes döntéshozatal támogatása és elősegítése,
- a menedzsment döntési szabadsága és a szigorú belsőirányítási és teljesítménymérési rendszer kívánalmai között a megfelelő egyensúly biztosítása,
- a döntési kompetenciák azon a szinten jelentkezzenek, ahol a legtöbb információ áll rendelkezésre a döntés meghozatalára,
- a megfelelő utóértékelés, kontroll biztosítása,
- a funkcionális és üzleti mátrix irányítás MOL Rt. és leányvállalati szinten való biztosítása.

A rendszer, melyet a belső audit folyamatosan ellenőriz, arra hivatott, hogy megelőzze azt, hogy a vállalat hibásan hajtsa végre az Igazgatóság által meghatározott politikát és stratégiát.

A DHL strukturálása lefedi a társaság vezetési szintjeit, azaz az I. vezetői szint jelenti az elnök-vezérigazgatót és a vezérigazgatót. A II., III. és IV. vezetői szinten helyezkednek el az üzleti területek vezetői és a leányvállalati felsővezetők.

Az Igazgatóság és a fenti vezetési szintek közötti szervezeti szintként működik az Ügyvezető Testület (Executive Board vagy EB), melynek tagjai:
- elnök-vezérigazgató,
- vezérigazgató,
- pénzügyi igazgató,
- stratégiai igazgató.

Az Ügyvezető Testület egy döntéselőkészítő fórum, ahol minden tagnak véleménykifejtési kötelezettsége van, mely alapján a végső döntést az elnök-vezérigazgató hozza. Amennyiben a vezérigazgatónak, illetve a pénzügyi igazgatónak eltérő véleménye van, a döntést az Igazgatóság hozza.
2004 második felében kialakításra került a Stratégiai Ügyvezető Testület (Strategic Executive Board), melynek tagjai az EB-tagokon kívül:
- a Kutatás-termelés Divízió ügyvezető igazgatója,
- a Termékelőállítás és Kereskedelem Divízió ügyvezető igazgatója.

A Stratégiai Ügyvezető Testület működési elve megegyezik az Ügyvezető Testületével. A testület szükség szerinti gyakorisággal ülésezik és a kulcsüzleteket érintő stratégiai kérdések szerepelnek a napirendjén.

A külső (alkalmazásban nem álló) igazgatósági tagok ösztönzése

Társaságunk célja olyan ösztönzési rendszer megteremtése az Igazgatóság külső tagjai számára, mely a fix összegű díjazás mellett lehetővé teszi a résztvevők érdekközösségének erősödését, elősegíti a hosszú távú vállalati teljesítmény és a MOL-részvények értékének folyamatos növelését, s biztosítja, hogy az igazgatók érdekei egybeessenek a társaság részvényeseinek érdekeivel.
A külső igazgatósági tagok jelenleg hatályos ösztönzési rendszerének alapjairól a 2003. szeptember 1-i rendkívüli közgyűlés, a rendszer aktualizálásáról és további finomításáról pedig a 2004. és 2005. évi közgyűlés határozott.

Az ösztönzési rendszer elemei

Átváltoztathatókötvény-program

Az ösztönzési rendszer ezen elemében az elérhető jövedelem mértéke a MOL-részvények tőzsdei árfolyamának növekedésétől függ, ezzel biztosítva a vezetők és részvényesek érdekeinek minél teljesebb összhangját.

A programban részt vevő igazgatósági tagok és a jogosult felsővezetők zárt körben kibocsátott, „A" sorozatú törzsrészvényre átváltoztatható kötvényeket jegyezhettek banki hitel felvételével, 2003. október 9-én.
A programhoz 1200 db 10 millió Ft névértékű kötvény került kibocsátásra, melyet 5 év alatt egyenlő részletekben válthatnak át a jogosultak MOL-részvényre.

A jegyezhető kötvényszám a MOL Rt. igazgatósági tagjai számára 25 db/fő, bizottsági elnökök esetében 30 db/fő, az igazgatóság elnökének (vagy az igazgatóság alelnökének, amennyiben az elnök alkalmazotti jogviszonyban áll) 35 db volt.

A programhoz a 2004. április 30-i közgyűlési határozat alapján csatlakozhattak azok az igazgatósági tagok is, akik az eredeti jegyzésben a rájuk vonatkozó korlátozó rendelkezések alapján még nem vehettek részt.

A programban jogszabályi korlátozások miatt részt venni továbbra sem tudó igazgatót társaságunk készpénzben kompenzálja a többi részt vevő igazgató által realizálható nyereség figyelembevételével.

Fix összegű juttatás

Az igazgatók az átváltoztatható kötvények jegyzésére való jogosultságuk mellett 2003. április 1-től kezdődően az alábbi meghatározott nettó összegű díjazásban részesülnek, a mindenkori éves rendes közgyűlést követően:

igazgatók esetében 25.000 euró/év
elnök* esetében 41.500 euró/év

*amennyiben az elnöki tisztséget nem külső igazgató tölti be, a díjazás a külső igazgató alelnököt illeti meg.

Egyéb juttatások

A nem magyar állampolgár és nem magyarországi lakhelyű igazgatósági tagok minden igazgatósági ülés után (maximum 15 alkalommal), mikor Magyarországra utaznak, 1500 euró juttatásban részesülnek. A bizottságokat vezető igazgatósági tagok havi 1000 euró díjazást kapnak.

A felsővezetés ösztönzési rendszere

A felsővezetés komplex ösztönzési rendszere 2005-ben az alábbi elemekből tevődött össze :

- a társasági és szervezeti szintű kiemelt pénzügyi mutatók (pl. ROACE, működési cash flow, teljes munkaidős zárólétszám, összes működési költség, fajlagos kitermelési, feldolgozási, üzemeltetési, logisztikai költségek, munkabalesetek száma stb.) kitűzése és értékelése,
- az adott vezető felelősségi területével kapcsolatos, adott évre vonatkozó konkrét egyéni célfeladatok kitűzése és értékelése,
- relatív teljesítményösztönző, melyet a menedzserek egyéni teljesítményei alapján képzett rangsor határoz meg.

A kifizetés maximális összege az éves alapbér 60–120%-a. A jogosultak ennek egy részét a közgyűlést követő értékelés alapján készpénzben kapják meg, másik része halasztottan, két év múlva kerül kifizetésre részvényben – így téve érdekeltté a menedzsment tagjait a részvényárfolyam folyamatos növelésében.

A komplex ösztönző rendszer mellett a MOL Rt. Ügyvezető Testületének tagjai, felsővezetői és a MOL-csoport néhány kiemelt vezetője részére a 2003. szeptember 1-jei rendkívüli közgyűlésen az Igazgatóság számára jóváhagyott új, hosszú távú ösztönzési program is kiterjesztésre került.

E program keretében 2003. októberben

- az Ügyvezető Testület tagjai (4 fő) 335 db kötvény,
- a további felsővezetők (4 fő) 220 db kötvény,
- a MOL-csoport kiemelt vezetői (8 fő) 250 db kötvény

jegyzésére voltak jogosultak. A programhoz 2004 júliusában további 3 vezető csatlakozott, akik a lejegyzett kötvényállományból összesen 105 db kötvényt vásárolhattak meg.

2004 szeptemberében 2 fő felsővezetőtől összesen 80 db kötvény került visszavásárlásra, majd 2004 októberében 2 fő – a kötvényprogramban már részt vevő – felsővezető számára további összesen 24 db kötvény megvásárlását hagyta jóvá a társaság elnök-vezérigazgatója.
A 2005. évben 1 fő felsővezetőtől 36 db kötvényt vásárolt vissza társaságunk.

Egyéb béren kívüli juttatások

Ebbe a körbe tartozik a személyes célra is használható vállalati autó, élet-, baleset-, utazási és felelősségbiztosítás, valamint a kiemelt egészségügyi szűrővizsgálat.

Felügyelőbizottság

A Felügyelőbizottság a tulajdonosok megbízásából ellenőrzi a társaság ügyvezetését.
A MOL Rt. alapszabálya szerint a társaság Felügyelőbizottsága maximum 9 tagból állhat, jelenleg a testület 9 főből áll. A társasági törvény értelmében a testületben a munkavállalói oldalt a bizottság 1/3-ának kell képviselnie, így a MOL Rt. Felügyelőbizottságában 3 fő képviseli a dolgozókat, míg 6 fő a tulajdonosok által megbízott külső személy.

A Felügyelőbizottság javadalmazásáról legutóbb a 2005. április 27-i közgyűlés döntött. Ennek megfelelően a Felügyelőbizottság tagjai havi 3000 euró, elnöke havi 4000 euró díjazásban részesülnek. A havi díjazáson túl a Felügyelőbizottság elnöke évente maximum tizenöt alkalommal további 1500 euró díjazásban részesül minden olyan igazgatósági vagy igazgatósági bizottsági ülés után, amelyen részt vesz.

Könyvvizsgálók

A MOL-csoport könyvvizsgálatát 2005-ben és 2004-ben az Ernst & Young végezte, kivéve az orosz ZMB vegyesvállalat, valamint a Fedorovszkij kutatási projekt vállalata vonatkozásában, amelyek könyvvizsgálói a Deloitte & Touche, illetve a PricewaterhouseCoopers voltak.

A könyvvizsgálati szerződés keretében az Ernst & Young auditálja a 2000. évi C törvény (számviteli törvény) szerint készített egyedi és konszolidált éves beszámolókat, a MOL Rt. közbenső mérlegeit, valamint a Nemzetközi Pénzügyi Beszámolási Standardok (IFRS, korábban IAS) szerint készült konszolidált éves beszámolót.
Az említett pénzügyi kimutatások vizsgálata a Nemzeti Könyvvizsgálati Standardok, a Nemzetközi Könyvvizsgálati Standardok (ISA), valamint a számviteli törvény és a könyvvizsgálatra vonatkozó egyéb törvények és jogszabályok alapján került végrehajtásra. A könyvvizsgálók a könyvvizsgálati munka folyamatosságát rendszeres helyszíni munkavégzéssel, illetve a MOL fő testületi ülésein történő részvétellel és egyéb konzultációs formákon keresztül biztosítják. A könyvvizsgálók ezenkívül negyedévente áttekintik a tőzsdei gyorsjelentést, bár teljes könyvvizsgálatot nem végeznek, és így nem bocsátanak ki könyvvizsgálói jelentést sem ezekről.

Az Ernst & Young egyéb szolgáltatásokat is nyújtott a MOL Rt.-nek. A könyvvizsgálók részére 2005-ben illetve 2004-ben kifizetett díjakat az alábbi táblázat tartalmazza.

A MOL Rt. könyvvizsgálói díjának növekedését a 2005 során négy alkalommal elkészített közbenső mérleg auditálása eredményezte. Az egyéb auditori szolgáltatások 2005-ben a MOL által a Tüpras török finomítói vállalatra benyújtott pályázathoz, illetve bizonyos upstream átvilágítási projektekhez, 2004-ben pedig a varsói tőzsdei bevezetéshez, valamint a gázüzlet értékesítéséhez kapcsolódó könyvvizsgálói szolgáltatásokat tartalmazzák.

Az Igazgatóság véleménye szerint az Ernst & Young által a fenti jogcímeken nyújtott szolgáltatások nem veszélyeztetik a könyvvizsgálói függetlenséget.

Könyvvizsgálók részére kifizetett díjak

	2005 millió Ft	**2004 millió Ft**
MOL Rt. könyvvizsgálatának díja (beleértve a közbenső mérlegek vizsgálatát)	157	98
Leányvállalatok könyvvizsgálatának díja	278	283
Egyéb auditori szolgáltatások	134	73
Adótanácsadói szolgáltatások	74	108
Összesen	**643**	**562**

Az egységes vállalati kockázatviselés (Enterprise Risk Management – ERM) bevezetése a MOL-csoportnál

A MOL-csoport 2005-ben meglevő kockázatkezelési gyakorlatának nagymértékű kiterjesztése mellett döntött, a kockázattudatos szervezeti kultúra fejlesztése érdekében. Egy önálló, központosított, csoportszintű kockázatkezelési szervezet jött létre, mely közvetlenül a GCFO alá tartozik. 2005 végén az új, egységes, vállalati szintű kockázatkezelési koncepció bevezetése is elkezdődött.

Az egységes vállalati kockázatkezelés (ERM) erőteljesen a MOL már meglévő és kompetens pénzügyi kockázatkezelési funkciójára épül

Korábban a MOL-csoport kockázatkezelése a Treasury szervezeten belül működött központosított funkcióként, és a pénzügyi kockázatok kezelése mellett a biztosításokkal is foglalkozott.

- A pénzügyi (devizapiaci, kamat- és olaj-, illetve finomítói ár-) kockázatok számszerűsítését egy integrált, Monte Carlo szimulációra épülő modell végzi, a kockázatok csökkentése határidős, opciós és swap ügyletekkel történik, és a beszámolók csoportszinten integrált kockázati mutatókat is tartalmaznak. Ezen folyamatok során a kockázatkezelés figyelembe veszi a portfólióhatást és a stratégiai, illetve pénzügyi célokhoz kötődő limiteket.
- A MOL, a TVK és a Slovnaft biztosítási programja központosítottan működik, és 2002 óta a Csoport tagjai együtt szerzik be a biztosítási termékeket. A kockázatkezelés a fontosabb működési kockázati kitettségeket fedezi a biztosításokkal. A csoportszinten közös biztosítási programnak köszönhetően szinergiahatások is érvényesülnek.


Emberi erőforrás
Vállalati reputáció
Piaci kockázat
Hitelkockázat
Működési cash flow
PÉNZÜGYI KOCKÁZATOK
Hatás a részvényesi értékre
STRATÉGIAI KOCKÁZATOK
Piaci kereslet csökkenése
Piaci részesedés csökkenése
Gyengülő árszint
Növekvő költségek
Akvizíciók sikeressége
Nyersolajellátás hosszú távú fennakadása
Szabályozói környezet változása
Eszközmeghibásodás
IT-rendszer leállása
Logisztikai fennakadás
Környezeti baleset
Bűncselekmény
MŰKÖDÉSI KOCKÁZATOK

Egységes vállalati kockázatkezelés (ERM) – egy modern kockázatkezelési koncepció, mely a vállalati értéknöveléséhez is jelentősen hozzájárul

A koncepció központi gondolata az, hogy különböző (pénzügyi, működési, illetve stratégiai) kockázatok egy közös módszertan szerint és konszolidált módon kerüljenek számszerűsítésre, legyenek kezelve és szerepeljenek a beszámolókban.

Az egységes vállalati kockázatkezelés (ERM) folyamata során, fejlesztve a kockázattudatos szervezeti kultúrát, azonosításra kerülnek a lehetséges kockázatok, és az egyes üzletágak, projektek, illetve döntések kockázat-hozam összefüggései összehasonlíthatóvá válnak. A kockázatok mérése lehetővé teszi a kockázati tényezők kiváltó okai és a különböző típusú kockázatok természete jobban megismerésre kerüljön. Ennek eredményeként a felsővezetés is hatékonyabban tud azokra a kockázatokra fókuszálni, amelyek a vállalat eredményét szignifikáns mértékben befolyásolják, illetve meg tudja határozni, mely kockázati tényezők azok, amelyeket „megtart", és melyek esetében szükséges

Az egységes vállalati kockázatkezelés (ERM) bevezetése a MOL-csoportnál


„Kockázati étvágy"
Stratégiai tervezés a jól definiált „kockázati étvággyal" összhangban
A kockázatvállalási hajlandóság és a stratégiai célok összhangja
Jövőbeni ERM-fejlesztések
Tőkeallokáció
Kockázatalapú jóváhagyási kritériumok a tőkekeallokáció során
Döntéstámogatás
Kockázatmérséklő tervek kidolgozása a kockázatok számszerűsítését követően
Kockázati mutatószámok alkalmazása a döntéshozatal során a kockázat-hozam optimalizálása érdekében
Portfóliómodell bevezetése (2006)
Kockázatok számszerűsítése és az egységes vállalati kockázatkezelés bevezetése
Kockázatok számszerűsítése minden üzletágban
Az egységes vállalati kockázatkezelés koncepciójának bevezetése mindenhol a MOL-ban
Kockázatkezelési szervezet felállítása és tréningelése
Kockázatfelmérés bevezetése (2006)
Eddigi ERM-fejlesztések
Kockázatok azonosítása és koncepció kidolgozása
Főbb kockázatok és mozgatórugóik azonosítása
Egységes vállalati kockázatkezelés koncepciójának kidolgozása (beszámolók, kapcsolat más folyamatokkal, szervezeti támogatás)
Eddig elvégzett feladatok

különböző kockázatcsökkentő módszerek alkalmazása. Az egységes vállalati kockázatkezelés (ERM) keretet nyújt az üzleti folytonossági tervek, a krízismenedzsment és egyéb kockázatkezelő tevékenységek kialakítása számára is. Emellett – egy jól definiált „kockázatvállalási étvággyal" összhangban – az egységes vállalati kockázatkezelés (ERM) segít optimális kockázat-hozam jellemzőkkel bíró üzleti portfólió felépítésében, a kockázatfelmérési eredmények tőkeallokációs döntésekben való figyelembevétele révén.

Az egységes vállalati kockázatkezelés (ERM) bevezetése és későbbi rendszeres folyamatai csoportszintű közreműködést igényelnek, melyet az új kockázatkezelési szervezeti egység koordinál

Az egységes vállalati kockázatkezelés (ERM) a következő főbb lépésekből tevődik össze:

- azon események és főbb mozgatórugóik azonosítása, amelyek potenciálisan befolyásolhatják a Csoport eredményeit; valószínűségi- és hatásmutatóik számszerűsítése annak érdekében, hogy az események eredőjeként a MOL-csoport, az egyes üzletágak, illetve projektek kockáztatott pénzügyi eredményének nagyságrendje meghatározható legyen (CF@R, azaz Cash Flow at Risk megközelítést alkalmazva),
- *rendszeres beszámolók a fenti eredményekről* (a kockázat mérséklésére tett, az üzletágak bevonásával készített javaslatokkal, illetve azok eredményeivel együtt) az Igazgatóság, az Ügyvezetés, az Audit Bizottság és az üzletági vezetők részére,
- az eredmények integrálása a főbb döntéshozatali folyamatokba (mint például a stratégia rendszeres felülvizsgálata, tőkeallokáció, egyes üzleti döntések kockázat-hozam hatásai).

A pénzügyi kockázatkezelés korábbi tapasztalataira építve a működési és a stratégiakockázatok tekinthetők új, felmérendő területeknek. A stratégiai kockázatfelmérés első eredményeit a 2005-ös stratégiai tervezési folyamat már hasznosította is. Az első üzletág, melynek működési kockázatai is feltérképezésre kerültek (2005 decemberében), a Feldolgozás és Kereskedelem volt. 2006 során az egységes vállalati kockázatkezelési módszertan (ERM) valamennyi üzletágban alkalmazásra kerül majd.



Igazgatóság

1. Hernádi Zsolt (46)
Az Igazgatóság elnöke 2000. július 7-től, elnök-vezérigazgató 2001. június 11-től, az Igazgatóság tagja 1999. február 24-től.
A Budapesti Közgazdaságtudományi Egyetem ipari tervező-elemző szakán szerzett diplomát 1986-ban. 1989 és 1994 között számos pozíciót töltött be a Kereskedelmi és Hitelbank Rt.-ben, 1992-től 1994-ig a pénzintézet vezérigazgató-helyettese. A Magyar Takarékszövetkezeti Bank Rt. vezérigazgatója 1994 és 2001 között. 1994 és 2002 között tagja az igazgatóságnak. 1995 és 2001 között a Magyar Bankszövetség elnökségének tagja, 2001-től tagja a European Round Table of Industrialists szakmai szervezetnek. A Panrusgáz Rt. igazgatósági tagja.

2. Dr. Csányi Sándor (53)
Az Igazgatóság tagja 2000. október 20-tól, alelnöke 2001-től.
Csányi Sándor közgazdász, egyetemi doktor 1953-ban született Jászárokszálláson. A pénzügy szakos közgazda, okleveles árszakértő, bejegyzett könyvvizsgáló első munkahelye a Pénzügyminisztérium volt. Dolgozott a Mezőgazdasági és Élelmezésügyi Minisztériumban, valamint a Magyar Hitelbanknál. 1989-től 1992-ig a Kereskedelmi és Hitelbank vezérigazgató-helyettese, 1992-től az Országos Takarékpénztár és Kereskedelmi Bank Rt. elnök-vezérigazgatója. A 2001. április 25-i közgyűlés újabb öt évre megerősítette az OTP Bank Rt. elnök-vezérigazgatói posztján.
Tagja az egyik legjelentősebb nemzetközi kártyatársaság, a MasterCard európai igazgatóságának, illetve ugyanezen kártyatársaság közép-kelet-európai regionális igazgatóságának elnöke, tagja a Magyar Bankszövetség Elnökségének, egyben társelnöke a Vállalkozók és Munkáltatók Országos Szövetségének (VOSZ). Felügyelőbizottsági elnök az OTP Bank két leányvállalatánál, a legnagyobb bolgár lakossági banknál (DSK) és az OTP Garancia Biztosítónál. A HIF (Hungarian International Finance Ltd.) Igazgatóságának elnöke.
2004-től a Nyugat-Magyarországi Egyetem címzetes egyetemi tanára.
Dr. Csányi Sándor tagja az Európai Takarékpénztári Szövetség Igazgatóságának, a Világtakarékpénztári Szövetség Adminisztratív Tanácsának, a Cégvezetők Nemzetközi Társaságának és a Banki Tanulmányok Nemzetközi Intézetének.

Az Igazgatóság további tagjai

3. Akar László (53)
Az Igazgatóság tagja 2002. október 11-től.
1977-ben szerezte diplomáját a Budapesti Közgazdaságtudományi Egyetemen. 1977 és 1990 között az Országos Tervhivatalban és a Pénzügyminisztériumban töltött be vezető pozíciókat. 1994 és 1998 között a Pénzügyminisztérium politikai államtitkára, a Kormány Gazdasági Kabinetjének titkára, az IMF Magyarországot képviselő helyettes kormányzója. 1998-tól a GKI Gazdaságkutató Rt. vezérigazgatója. Az MNB Felügyelőbizottságának elnöke 2002-től. 2005-ben Heller Farkas díjat kapott.

4. Michel-Marc Delcommune (58)
A Társaság pénzügyi vezérigazgató-helyettese 1999. október 11-től 2004. szeptember 1-ig, majd stratégiai igazgató, az Igazgatóság tagja 2000. április 28-tól.
A belgiumi Liege egyetemén szerezte vegyészmérnöki diplomáját 1972-ben, majd MBA-fokozatot szerzett a New York állambeli Cornell Egyetemen. 1972-ben csatlakozott a PetroFina csoporthoz, majd 1990-től elsősorban vállalati pénzügyekkel és biztosítási kérdésekkel foglalkozott, mint vezérigazgató-helyettes és CFO. A fentiek mellett 1999-től humánerőforrás-igazgatóként is irányította a Fina és a Total vállalatok sikeres egyesülési folyamatát. Tagja a Cornell Egyetem Nemzetközi Tanácsadó Testületének, és a TVK Rt. Igazgatóságának. Belga állampolgár.

5. Dr. Dobák Miklós (51)
Az Igazgatóság tagja 1996. május 29-től a nemzetközi intézményi befektetők javaslatára.
A Budapesti Közgazdaságtudományi Egyetemen szerzett diplomát 1979-ben. Külföldi ösztöndíjai: Kölni Egyetem (1983–84), Stanford University (1990), Harvard Business School; PMD (1992), Wharton Business School (1993).
A közgazdaságtudományok kandidátusa, a Corvinus Egyetem Vezetéstudományi Intézetének igazgatója, a Vezetés és Szervezés Tanszék tanszékvezető professzora. A Horváth & Partners tanácsadó cég nemzetközi partnere.

6. Dr. Horváth Gábor (50)
Az Igazgatóság tagja 1999. február 24-től.
Az Eötvös Loránd Tudományegyetem Jogtudományi Karán szerzett diplomát 1979-ben. 1990 óta önálló ügyvédi irodát vezet. Fő tevékenysége a társasági





jog, a vállalati pénzügyi jog és a vállalatszervezési jog. Az OTP Bank Rt. és a CD Hungary Rt. Felügyelőbizottságának tagja. Antenna-Torony Rt. igazgatósági tag.

7. Kamarás Miklós (61)
Az Igazgatóság tagja 2002. október 11-től.
A Gépipari Műszaki Főiskolán, majd a Budapesti Közgazdaságtudományi Egyetemen szerzett diplomát. Okleveles könyvvizsgáló és adótanácsadó. 1972–1990 között az ÉPGÉP-nél töltött be különböző vezető pozíciókat, majd a vállalat vezérigazgatója lett. 1995 és 1998 között az ÁPV Rt. vezérigazgató-helyettese. 1998-tól a Deloitte & Touche Magyarország partnereként és más könyvvizsgáló cégek vezetőjeként dolgozott. 2002 és 2004 között az ÁPV Rt. vezérigazgatója és a társaság igazgatóságának tagja. A Budapest Airport Rt. Igazgatóság elnöke 2005. május 30-ig. Jelenleg a BAUGÉP Kft. Felügyelőbizottság elnöke.

8. Dr. Kemenes Ernő (66)
Az Igazgatóság tagja 2002. október 11-től.
Diplomáját 1962-ben szerezte a Budapesti Közgazdaságtudományi Egyetemen, majd 1965-ben közgazdasági doktori címet szerzett. 1963-tól a Budapesti Közgazdaságtudományi Egyetem oktatója, később tanszékvezető tanár. 1968 és 1987 között különböző vezető pozíciókat töltött be az Országos Tervhivatalban, a Művelődési Minisztériumban és a Miniszterelnöki Hivatalban, 1987 és 1990 között az Országos Tervhivatal vezetője, miniszteri rangban. 1992 és 2001 között a Deloitte & Touche Magyarország vezetője, a kelet-közép-európai régió egyik irányítója. 1992-től 1998-ig a Magyar Nemzeti Bank Jegybanktanácsának tagja. 2001-től nyugdíjas egyetemi oktató a Budapesti Közgazdaságtudományi Egyetemen. Részt vesz az OECD-, EU- és IMF-országjelentések készítésében. A B.I.L. Kft. és a Reneal Hungary Projektfejlesztő Kft. Felügyelőbizottság tagja.

9. Mosonyi György (57)
A Társaság vezérigazgatója, az Igazgatóság tagja 1999. július 19-től.
A Veszprémi Egyetemen szerezte vegyészmérnöki diplomáját 1972-ben. 1974-től a Shell International Petroleum Co. magyarországi képviseletének munkatársa, 1986-tól kereskedelmi igazgatója. 1991-ben a londoni Shell-központban dolgozott. 1992-től 1993-ig a Shell-Interag Kft. ügyvezető igazgatója. 1994 és 1999 között a Shell Hungary Rt. elnök-vezérigazgatója. Közben 1997-ben a közép- és kelet-európai régió elnöke, 1998-ban egyúttal a Shell Csehország vezérigazgatója is. A TVK Rt. és az AEGON Hungary Általános Biztosító Rt. Igazgatóságának elnöke. Az INA d.d. Felügyelőbizottság tagja. A Joint Venture Szövetség elnöke, a Magyar Kereskedelmi és Iparkamara alelnöke.

10. Iain Paterson (59)
Az Igazgatóság tagja 1999. február 24-től.
A Cambridge Egyetemen a természettudományok MA-fokozatát, Durhamben a geofizika MSc-fokozatát, emellett a Harvard Business School PMD-fokozatát szerezte meg. 1970-től a British Petroleum Plc-nél töltött be különböző pozíciókat Nagy-Britanniában, az USA-ban és a Közel-Keleten. 1984 és 1998 között az Enterprise Oil Plc-nél dolgozott, 1991-től a nemzetközi tevékenységekért felelős igazgatósági tagként. Jelenleg a Hunting Plc és az ArmorGroup International Plc igazgatója, valamint az ITE Group Plc elnöke, a Sondex Plc Igazgatóság elnöke. Brit állampolgár.

11. Simóka Kálmánné dr. (60)
Az Igazgatóság tagja 2002. október 11-től.
1973-ban szerezte diplomáját a Budapesti Közgazdaságtudományi Egyetemen, majd 1978-ban közgazdasági doktori címet szerzett. 1975 és 1985 között a Pénzügyminisztériumban töltött be különböző vezető posztokat. 1995-től 1998-ig a Kincstári Vagyoni Igazgatóság vezérigazgatója. 2000-től a Budapesti Temetkezési Intézet Rt. vezérigazgatója és igazgatósági tagja. A Civis Hotels Rt., a Guest Rt. és az MFB Rt. Felügyelőbizottság tagja.



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Ügyvezetőség

1. Hernádi Zsolt (46)

Az Igazgatóság elnöke 2000. július 7-től, elnök-vezérigazgató 2001. június 11-től, az Igazgatóság tagja 1999. február 24-től.
A Budapesti Közgazdaságtudományi Egyetem ipari tervező-elemző szakán szerzett diplomát 1986-ban. 1989 és 1994 között számos pozíciót töltött be a Kereskedelmi és Hitelbank Rt.-ben, 1992-től 1994-ig a pénzintézet vezérigazgató-helyettese. A Magyar Takarékszövetkezeti Bank Rt. vezérigazgatója 1994 és 2001 között, 1994 és 2002 között tagja az Igazgatóságnak. 1995 és 2001 között a Magyar Bankszövetség elnökségének tagja, 2001-től tagja a European Round Table of Industrialists szakmai szervezetnek.
A Panrusgáz Rt. igazgatósági tagja.

2. Mosonyi György (57)

A Társaság vezérigazgatója, az Igazgatóság tagja 1999. július 19-től.
A Veszprémi Egyetemen szerezte vegyészmérnöki diplomáját 1972-ben. 1974-től a Shell International Petroleum Co. magyarországi képviseletének munkatársa, 1986-tól kereskedelmi igazgatója. 1991-ben a londoni Shell-központban dolgozott. 1992-től 1993-ig a Shell-Interag Kft. ügyvezető igazgatója. 1994 és 1999 között a Shell Hungary Rt. elnök-vezérigazgatója. Közben 1997-ben a Közép-és Kelet-Európai Régió elnöke, 1998-ban egyúttal a Shell Csehország vezérigazgatója is. A TVK Rt. és az AEGON Hungary Általános Biztosító Rt. Igazgatóságának elnöke. Az INA d.d. Felügyelőbizottságának tagja. A Joint Venture Szövetség elnöke, a Magyar Kereskedelmi és Iparkamara alelnöke.

3. Michel-Marc Delcommune (58)

A Társaság pénzügyi vezérigazgató-helyettese 1999. október 11-tól 2004. szeptember 1-ig, majd stratégiai igazgató, az Igazgatóság tagja 2000. április 28-tól.
A belgiumi Liege egyetemén szerezte vegyészmérnöki diplomáját 1972-ben, majd MBA-fokozatot szerzett a New York államibeli Cornell Egyetemen. 1972-ben csatlakozott a PetroFina csoporthoz, majd 1990-től elsősorban vállalati pénzügyekkel és biztosítási kérdésekkel foglalkozott, mint vezérigazgató-helyettes és CFO. Fentiek mellett 1999-től humánerőforrás-igazgatóként is irányította a Fina és a Total vállalatok sikeres egyesülési folyamatát. Tagja a

Cornell Egyetem Nemzetközi Tanácsadó Testületének, és tagja a TVK Rt. Igazgatóságának. Belga állampolgár.

4. Molnár József (50)

Pénzügyi igazgató 2004. szeptember 3-tól.
A Budapesti Közgazdaságtudományi Egyetemen szerzett diplomát 1978-ban. 1978 és 2001 között a BorsodChem Rt.-nél töltött be különböző pozíciókat. 1982 és 1987 között az Árosztály vezetője, 1987 és 1991 között a Közgazdasági Főosztály vezetője. 1991-től 2001-ig a BorsodChem Rt. gazdasági vezérigazgató-helyetteseként közreműködött a vállalat válságkezelésében és reorganizációjában, majd ezt követően a társaság jövőképének kidolgozásában és privatizációjában. Kulcsszerepet játszott a BorsodChem részvények tőzsdei bevezetésében. 2001-től a TVK vezérigazgatói tisztét töltötte be. 2003-tól a MOL-csoport tervezés-kontrolling igazgatója volt.
2001. április 20-tól a TVK Rt. Igazgatóságának, 2004. január 1-től a Slovnaft a.s. Igazgatóságának tagja.

5. Áldott Zoltán (38)

A Kutatás-termelés Divízió ügyvezető igazgatója 2004 szeptemberétől.
Diplomáját a Budapesti Közgazdaságtudományi Egyetemen szerezte 1991-ben, okleveles közgazdász. 1990 és 1991 között a Creditum Pénzügyi Tanácsadó Kft. munkatársa volt, majd 1992 és 1995 között az Eurocorp Pénzügyi Tanácsadó Kft.-nél töltött be különböző munkaköröket. 1995 és 1997 között a MOL Privatizációs Főosztályát vezette. 1997-től 1999-ig a Tőkepiaci Műveletek igazgatója volt. 1999-től a Stratégia és Üzletfejlesztés vezetője, 2000 novemberétől stratégiai vezérigazgató-helyettese, majd 2001 júniusától a MOL-csoport stratégiai és üzletfejlesztési igazgatója. 2004 szeptemberétől a MOL Rt. Kutatás-termelés Divíziójának ügyvezető igazgatója.
Az INA d.d. Felügyelőbizottságának elnökhelyettese, valamint tagja a TVK Rt. és a Budapest Értéktőzsde Igazgatóságának.

6. Horváth Ferenc (45)

2003 novemberétől a Slovnaft tevékenységével integrált MOL-csoport Termékelőállítás- és Kereskedelem Divíziójának ügyvezető igazgatója.
1984-ben végzett Leningrádi Állami Egyetem nemzetközi gazdasági kapcsolatok szakán mint közgazdász. 1984 és 1991 között a Mineralimpex külkereskedelmi vállalatnál kőolaj- és földgázimporttal, valamint kőolajtermékek importjával és exportjával foglalkozott. 1991-től a Mineralimpex és a Phibro Energy magyarországi közös vállalatát, a kőolaj és kőolajtermék európai kereskedelmével foglalkozó Allcom Trading Inc. céget vezette. A MOL Rt.-hez 1998-ban csatlakozott mint az újonnan megalakított PB-gáz üzletág igazgatója. 2001-től a MOL Rt. értékesítési igazgatójaként a MOL által gyártott valamennyi termék (benzin, gázolaj, vegyipari termékek, bitumen, PB, kenőanyagok stb.) értékesítéséért felelős. 2002-től a MOL Rt. kereskedelmi igazgatója, tevékenysége az értékesítés mellet a kőolaj és a kőolajfinomításhoz szükséges alapanyagok beszerzésével bővült.


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Felügyelőbizottság

Dr. Kupa Mihály (65)

A Felügyelőbizottság elnöke 2002. október 11-től.
1969-ben szerzett diplomát a Budapesti Közgazdaságtudományi Egyetemen, 1975-ben doktori címet kapott. 1969 és 1975 között a Statisztikai Hivatalban, 1975 és 1984 között a Pénzügykutató Intézetben, 1984 és 1990 között a Pénzügyminisztériumban töltött be különböző vezető funkciókat. 1990-től 1993-ig pénzügyminiszter. 1992-től 1993-ig az EBRD Kormányzótanácsának alelnöke, a Világbank és a Nemzetközi Valutaalap Kormányzótanácsának elnöke. 1991-től, majd 1998-tól független parlamenti képviselő. A Nemzeti Színház Rt. Felügyelőbizottságának tagja.

Dr. Chikán Attila (62)

A Felügyelőbizottság tagja 2004. április 30-tól, a Felügyelőbizottság elnökhelyettese 2005. december 5-től.
1967-ben szerzett diplomát a Budapesti Közgazdaságtudományi Egyetemen, 1969-ben doktori címet kapott. 1968 óta a Budapesti Közgazdaságtudományi Egyetemen (2004-től Budapesti Corvinus Egyetem) dolgozik. 1989-től 1998-ig a BKÁE Vállalatgazdaságtan Tanszék vezetője. 1998-tól 1999-ig gazdasági miniszter. 2000-től 2003-ig a Budapesti Közgazdaságtudományi Egyetem rektora. A Magyar Tudományos Akadémia doktora. Jelenleg számos funkciót tölt be hazai és nemzetközi szakmai szervezetekben, több nemzetközi gazdasági folyóirat szerkesztőbizottságának tagja. A Richter Gedeon Rt. Felügyelőbizottságának elnöke.

Bognár Piroska (48)

A Felügyelőbizottság munkavállalói képviseletet ellátó tagja 2002. október 11-től.
2001-ben szerzett diplomát a Pécsi Tudományegyetem humánszervező szakán. 2001-től a MOL Vegyész Szakszervezet ügyvezető elnöke. 2003 augusztusától a Fókusz Kom Komáromi Oktatási és Művelődési Kht. ügyvezetője.

John I. Charody (79)

A Felügyelőbizottság tagja 2002. október 11-től.
Közgazdász (M.B.E., J.P.).1953 és 1956 között a Kőolajkutató és Feltáró Vállalat Geofizikai Kutatóintézetében dolgozott. 1956 után Ausztráliában vezető pozíciót töltött be a Bridge Oil Ltd., Aurora Minerals, Project Mining, valamint több, tőzsdén jegyzett olaj- és bányásztársaságnál. A Winton Enterprises Pty. Ltd és a Galina Investment nemzetközi tanácsadócégek elnök-vezérigazgatója. Charody úr 1971-től az Ausztrál Igazgatók Intézetének, 1967-től az Ausztrál Vezetési Intézetnek tagja, békebíró 1972 óta. 1973-ban az angol királynő kitüntetettje (Member of British Empire) Ausztráliáért tett szolgálatáért. 1990 után az ausztrál szövetségi kormány Budapestre akkreditált, a régió kapcsolataiért felelős kereskedelmi minisztere 12 országban. 1997-ben a magyar köztársasági elnök az ausztrál-magyar pénzügyi kapcsolatok fejlesztése érdekében végzett tevékenysége elismeréseként a Magyar Köztársaság Tisztikeresztjét adományozta neki. 1997 óta igazgatósági tag, jelenleg az Igazgatóság elnök-helyettese a QBE Atlasz Biztosító Zrt.-nél. A Nemzeti Lakásberuházó és Ingatlanforgalmazó Kft. Felügyelőbizottságának szakmai elnöke. A Pick Rt. igazgatósági tagja. A Csányi Alapítvány kuratóriumi igazgatósági tagja.

Slavomír Hatina (59)

A Felügyelőbizottság tagja 2002. október 11-től.
Vegyészmérnöki diplomával és tiszteletbeli doktorátusi fokozattal rendelkezik. 1970-től dolgozik a Slovnaftnál, ahol különböző vezetői pozíciókat tölt be. 1994 és 2001 decembere között a társaság vezérigazgatója (1994-től 1998-ig vezérigazgató, 1998-tól 2001-ig elnök), 1994-től 2005 februárjáig a társaság Igazgatóságának elnöke. A Szlovák Műszaki Egyetem 2001-ben tiszteletbeli doktori címet adományozott számára. A Slovintegra a.s. és a Slovbena a.s. Igazgatóságának elnöke. Hatina úr szlovák állampolgár.

Kudela József (59)

A Felügyelőbizottság munkavállalói képviseletet ellátó tagja 1994. november 30-tól.
Felsőfokú szakszervezeti és humánszervezői egyetemi szakképesítéssel rendelkezik. 1989-től a MOL Bányász Szakszervezet elnöke.

Dr. Lámfalussy Sándor (77)

A Felügyelőbizottság tagja 1999. február 24-től.
Közgazdaságtudományi diplomáját a Leuveni Egyetemen, PhD-fokozatát Oxfordban, a Nuffield College-ben szerezte. 1961–62-ben a Yale Egyetem vendégprofesszora. Egy ideig a Bank of Brussels vezérigazgatója, majd 1976-tól 1993-ig a Bank for International Settlements (Nemzetközi Fizetések Bankja) vezető embere, az utolsó kilenc évben vezérigazgatója. 1994-től 1997 júliusáig az European Central Bank (Európai Központi Bank) elődjének, az Európai Monetáris Intézetnek (European Monetary Institute, EMI) elnöke, a Leuveni Katolikus Egyetem (Belgium) professzora. 2000–2001 során az európai értéktőzsdék szabályozásával foglalkozó Bölcs Emberek Bizottságának (Committee of Wise Men) elnöke. A Bizottság ajánlásait az Európa Tanács elfogadta, és ezeket jelenleg is alkalmazzák. A CNP Assurance France Felügyelőbizottságának tagja. Belga állampolgár.

Major János (54)

A Felügyelőbizottság munkavállalói képviseletet ellátó tagja 1994. november 30-tól.
2003-ban szerzett diplomát a Pécsi Tudományegyetem személyügyi szervező szakán. 1994-től a MOL Rt. Vegyipari Munkavállalók Szakszervezetének titkára. 2003-tól a MOL Vegyész Szakszervezet koordinációs titkára. 2002-től a százhalombattai önkormányzat Jogi, Ügyrendi és Foglalkoztatási Bizottságának, 2003-tól a Fókusz Kom Komáromi Oktatási és Művelődési Kht. Felügyelőbizottságának tagja.

Vásárhelyi István (55)

A Felügyelőbizottság tagja 2005. április 27-től.
A Gödöllői Agrártudományi Egyetem üzemgazdász szakán szerzett diplomát 1975-ben. 1978 és 1989 között a Rozmaring Mgtsz-nél töltött be különböző vezető pozíciókat. 1992–1998 között a „Rák ellen az emberért, a holnapért" Alapítvány Kuratóriumának tagja. 1992 és 1995 között a Budapest Főváros Vagyonkezelő Központ Rt. vezérigazgatója. 1995-től ügyvezetője, 2005-től cégvezetője a Roza-Porta Kereskedelmi Kft.-nek. 1994 és 2000 között a Hélia Szálló Rt. igazgatósági tagja. 1995 és 2002 között ÁPV Rt. felügyelőbizottsági tag, 2000-ben a Képcsarnok Rt. Igazgatóságának elnöke, 2001–2003 között a Felügyelőbizottság elnöke ugyanitt. 2001–2004 között a Dunaferr Rt.-nél igazgatósági tag, 2002-től az ÁPV Rt. Igazgatóságának elnökhelyettese. A Szalmaszál a Hajléktalanokért Alapítvány Kuratóriumának elnöke 2006-tól.

A Felügyelőbizottság jelentése



A Felügyelőbizottság összetétele 2005-ben megváltozott, Dr. Oláh Lajos lemondását követően az évi rendes közgyűlés Vásárhelyi Istvánt választotta a Felügyelőbizottságba. A Felügyelőbizottság a törvényekben előírt kötelezettségeinek megfelelően végezte feladatát. Jelentését az Igazgatóság beszámolója, a könyvvizsgálók véleménye és tervezett, folyamatos évközi ellenőrzések alapján alakította ki. A MOL Rt. Közép-Kelet-Európa vezető integrált kőolaj- és gázipari társasága, magyarországi piacvezető, az anyavállalat 1471,7 Mrd Ft-os, és a Csoport 2455,2 Mrd Ft-os Nemzetközi Pénzügyi Beszámolási Standardok (IFRS) szerinti nettó árbevételével az ország legnagyobb vállalata. Az Igazgatóság elmúlt évi munkája sikeresnek minősíthető: a kimagasló eredmény a részvényárfolyamban is tükröződik. A MOL-részvények forgalommal súlyozott tőzsdei átlagárfolyama 2004-hez képest 100,1%-kal emelkedett, 17 588 Ft volt 2005-ben (2004-ben 8791 Ft). A 2005. december 31-i záróárfolyam 19 950 Ft volt.
A beszámoló alapjául szolgáló könyvvezetés a számviteli törvény előírásainak megfelelően, a Társaság számviteli politikájával összhangban készült. A mérleg valamennyi adata leltárral alátámasztott. Adófizetési kötelezettségeinek megállapítása és befizetése a hatályos jogszabályoknak megfelelően történt. A Társaság 2005. évi beszámolója megbízható és valós képet nyújt a gazdálkodásról. A MOL-csoport konszolidálásba teljes körűen 62, equity módszerrel (részlegesen) további 10 társaság került bevonásra. A tulajdonosi szerkezet az elmúlt év során változott, 2005 végén az ÁPV Rt. részesedése 11,7%, a külföldi intézményi befektetők tulajdoni aránya 58,2% volt, ebből a MOL GDR-okat kezelő JPMorgan részesedése 12,9%-ot tett ki. A hazai intézményi befektetők tulajdoni hányada 5,8% volt.

A MOL 2005. decemberben vételi jogról szóló szerződést írt alá az ÁPV Rt.-vel, ami alapján a MOL Rt. az ÁPV Rt. tulajdonában lévő 10 898 525 darab „A" sorozatú MOL-részvény (a MOL jegyzett tőkéjének 10%-a) megvásárlására jogosult 2006. május 1. és október 27. között. 2005. decemberben a BNP Paribas a MOL vételi jogát gyakorolva megvásárolta a Slovintegra-Slovbena részvényesi csoport 7 552 874 darab „A" sorozatú MOL-részvényét. Az adásvétel zárását követően a MOL Rt. a részvényekre vételi jogot szerzett a BNP-től, és egyúttal a BNP eladási jogot szerzett a MOL Rt-től. Az opciók lejárata 2006. december 18., az opciós ár 7645 Ft részvényenként.

A Felügyelőbizottság támogatja az Igazgatóság 2005. évre 35 Mrd Ft bruttó osztalékfizetési javaslatát.
A Felügyelőbizottság a MOL Rt. 2005. évi auditált beszámolóját 1965 Mrd Ft mérleg főösszeggel, 399 Mrd Ft adózott eredménnyel és 195 Mrd Ft lekötött tartalékkal, a MOL-csoport 2005. évi auditált IFRS konszolidált beszámolóját 2029 Mrd Ft mérleg főösszeggel és 248 Mrd Ft adózott eredménnyel a közgyűlésnek elfogadásra javasolja. Ezen beszámolók nem tartalmazzák a közgyűlésnek elfogadásra javasolt osztalék eredményre gyakorolt hatását.

Budapest, 2006. március 31.

A MOL Rt. Felügyelőbizottsága nevében:

Dr. Kupa Mihály
A Felügyelőbizottság elnöke

Vállalati információk

A MOL Rt. alapításának dátuma

1991. október 1. Bejegyezve a Fővárosi Bíróság, mint Cégbíróság jegyzékében 1992. június 10-i dátummal, 1991. október 1-i hatállyal 01-10-041683 számon.

Jogelőd

Országos Kőolaj- és Gázipari Tröszt és tagvállalatai
A jelenleg érvényes alapszabályt a 2005. április 27-i évi rendes közgyűlésén fogadták el. Az alapszabály megtekinthető vagy igényelhető a társaságtól, valamint elektronikus formában letölthető a társaság honlapjáról.

Alaptőke 2005. december 31-én

Az alaptőke 108 984 671 névre szóló, egyenként 1000 Ft névértékű, „A" sorozatú törzsrészvényből, 1 darab névre szóló, 1000 Ft névértékű, meghatározott elsőbbségi jogokat biztosító, „B" sorozatú szavazatelsőbbségi részvényből, valamint 578 névre szóló, egyenként 1001 Ft névértékű, „C" sorozatú törzsrészvényből áll.

A részvényekre vonatkozó információ

A MOL-részvények árfolyamát közzéteszi a magyar napilapok többsége. A Magyar Tőkepiac kötésenként és naponta ismerteti az árfolyamokat és a forgalmazott mennyiségeket. A MOL Rt. GDR-jainak indikatív áralakulása és forgalma a londoni IOB-n a Reuters rendszeren a MOLBq.L RIC kóddal, a Bloomberg rendszeren a MOLD LI RIC kóddal érhető el. A MOL-részvények árfolyama a Budapesti Értéktőzsdén a Reuters rendszeren keresztül a MOLB.BU, a Bloomberg rendszeren pedig a MOL HB RIC kóddal érhető el. A lap alján található táblázat mutatja a MOL részvények, illetve GDR-ok kereskedési adatait 2005-ben, negyedévente.

Sajátrészvény-állomány

A MOL Rt. 2005. április 27-én megtartott évi rendes közgyűlésének 8. számú határozata az alábbiak szerint adott felhatalmazást az Igazgatóság részére saját részvények vásárlására:
Az Igazgatóság jogosult saját részvény vásárlására az alábbiak szerint:

- A saját részvények megszerzésének célja:
  - a MOL Rt. stratégiai céljai megvalósításának elősegítése, így különösen akvizíciós tranzakciók során a saját részvények fizetési eszközként való felhasználása, vagy
  - a részvényalapú ösztönzési rendszerek működtetése, vagy
  - a tőkeszerkezet optimalizálási lehetőségének elősegítése a forgalomban levő részvények vásárlása (és esetleges későbbi bevonása) útján, vagy
  - a szóba jöhető részvényjellegű vagy hibrid finanszírozási instrumentumok alkalmazásának megkönnyítése.
- A saját részvény megszerzésének módja: a saját részvény megszerzésére sor kerülhet visszterhesen és ellenérték nélkül, tőzsdei és nyilvános ajánlat útján,

Tulajdonosi szerkezet

	2004.12.31. Részvény-névérték (ezer Ft)	%	2005.12.31. Részvény-névérték (ezer Ft)	%
Külföldi befektetők	**60 863 659**	**56,0**	**63 391 617**	**58,2**
OMV	10 865 000	10,0	10 901 000	10,0
Slovbena, Slovintegra	8 646 849	8,0	0	0,0
BNP Paribas	0	0,0	7 561 680	6,9
ÁPV Rt.	12 792 002	11,8	12 792 002	11,7
Hazai intézményi és magánszemély	10 113 459	9,3	6 926 677	6,4
MOL Rt. (saját részvények)	5 337 808	4,9	7 412 275	6,8
Összesen:	**108 618 777**	**100,0**	**108 985 251**	**100,0**

Kereskedési adatok

Időszak	BÉT-forgalom (db részvény)	BÉT-záróár (Ft/részvény)	IOB-forgalom (db GDR)	IOB-záróár (USD/GDR)
1. negyedév	25 958 072	15 350	13 769 986	80,8
2. negyedév	24 866 980	17 135	17 725 070	84,3
3. negyedév	21 868 428	22 970	17 254 580	110,5
4. negyedév	11 067 070	19 950	14 059 491	93,0

vagy amennyiben jogszabály nem zárja ki, tőzsdén kívüli forgalomban is.

- A felhatalmazás a MOL Rt. törzsrészvényeinek megszerzésére jogosít.
- A felhatalmazás alapján megszerezhető részvények mennyisége: a részvénytársaság által megszerzett, illetve a tulajdonában lévő saját részvények együttes névértékének összege egy időpontban sem haladhatja meg az alaptőke tíz százalékát.
- A felhatalmazás időtartama a közgyűlési döntés napjától számított 18 hónap.
- Ha a részvény megszerzésére visszterhes módon kerül sor, az egy részvényért kifizethető ellenérték legalacsonyabb összege 1 Ft, legmagasabb összege nem haladhatja meg a tranzakció napján megkötött ügyletek árai vagy az azt megelőző 90 tőzsdei kereskedési nap napi átlagárfolyamai közül a legmagasabbat.

A MOL Rt. tulajdonában 2004. december 31-én 5 337 439 darab „A" sorozatú, valamint 369 darab „C" sorozatú törzsrészvény volt. A 2005. év végére az „A" sorozatú részvények száma 7 411 696 darabra, a „C" sorozatú részvények száma 578 darabra nőtt. A változásokat az alábbi táblázatban összefoglalt tranzakciók okozták:

Saját részvények

Változás oka	„A" sorozatú törzsrészvény (db)	„C" sorozatú törzsrészvény (db)
Sajátrészvény darabszám 2004. december 31-én	**5 337 439**	**369**
Tőzsdei vásárlások	1 404 115	
Részvényvásárlás a Slovbenától és a Slovintegrától	756 000	209
Értékesítés	-5 500	
Alkalmazottak és vezető tisztségviselők részvényhez juttatása	-80 358	
Sajátrészvény darabszám 2005. december 31-én	**7 411 696**	**578**

A felsővezetés MOL-kibocsátású értékpapír-tulajdona 2005. december 31-én

Név	Tisztség	Tulajdonban lévő MOL-részvények száma	Tulajdonban lévő átváltoztatható MOL-kötvények száma
Hernádi Zsolt	elnök-vezérigazgató, az Igazgatóság elnöke	67 983	78
Dr Csányi Sándor	az Igazgatóság alelnöke	36 292	21
Mosonyi György	vezérigazgató, az Igazgatóság tagja	22 354	54
Michel-Marc Delcommune	stratégiai igazgató, az Igazgatóság tagja	17 720	30
Akar László	az Igazgatóság tagja	11 761	15
Dr. Dobák Miklós	az Igazgatóság tagja	12 928	18
Dr. Horváth Gábor	az Igazgatóság tagja	10 921	15
Dr. Kemenes Ernő	az Igazgatóság tagja	2 668	15
Iain Paterson	az Igazgatóság tagja	8 921	15
Kamarás Miklós	az Igazgatóság tagja	-	-
Simóka Kálmánné dr.	az Igazgatóság tagja	4 238	15
Dr. Kupa Mihály	a Felügyelőbizottság elnöke	-	-
Dr. Chikán Attila	a Felügyelőbizottság elnök-helyettese	-	-
Bognár Piroska	a Felügyelőbizottság munkavállalói képviseletet ellátó tagja	484	-
John I. Charody	a Felügyelőbizottság tagja	-	-
Slavomir Hatina	a Felügyelőbizottság tagja	-	-
Kudela József	a Felügyelőbizottság munkavállalói képviseletet ellátó tagja	350	-
Dr. Lámfalussy Sándor	a Felügyelőbizottság tagja	380	-
Major János	a Felügyelőbizottság munkavállalói képviseletet ellátó tagja	544	-
Vásárhelyi István	a Felügyelőbizottság tagja	167	-
Molnár József	pénzügyi igazgató	5 527	39
Áldott Zoltán	Kutatás-termelés Divízió, ügyvezető igazgató	26 576	39
Fasimon Sándor	Földgáz Divízió, ügyvezető igazgató	6 856	24
Horváth Ferenc	Termékelőállítás és Kereskedelem Divízió, ügyvezető igazgató	11 683	39
Slavomir Jankovic	Lakossági Szolgáltatások Divízió, ügyvezető igazgató	-	-
Vratko Kassovic	Petrolkémia, ügyvezető igazgató 2006.03.06-ig	-	-
Olvasó Árpád	Petrolkémia, ügyvezető igazgató 2006.03.06-tól	-	-

Olajipari és pénzügyi kifejezések fogalomtára

Átlagos termelési költség Magába foglalja a kőolaj és földgáz kitermelésének, összegyűjtésének és előkészítésének költségeit.

Barrel (hordó) A kőolajiparban használt angolszász mértékegység, egy tonna kőolaj hozzávetőleg egyenlő 7,3 barrellel.

Bányajáradék A nemzetközi gyakorlat és a bányatörvény előírásai szerint a magyar állam a Magyarországon kitermelt kőolaj és földgáz legnagyobb része után bányajáradék fizetését írja elő. Ennek mértéke 1998. január 1. óta 12%, kivéve az 1998 előtt termelésbe állított mezőkről származó földgáztermelés után fizetett többletbányajáradékot. (Lásd A vezetés beszámolója és elemzése a pénzügyi helyzetről, valamint a működés eredményeiről fejezetet.)

Bizonyított készlet Az a becsült kőolaj-, földgáz- és cseppfolyós gáztermékmennyiség, amely a geológiai és mérnöki adatok szerint nagy biztonsággal (több mint 90%) gazdaságosan kinyerhető a már ismert tárolókból, a fennálló gazdasági és üzemelési feltételek mellett.

Bizonyított feltáratlan készlet Olyan készlet, amely olyan területeken lévő új kutakból nyerhető, ahol még nem történt fúrás, vagy olyan meglévő kutakból, ahol viszonylag jelentős ráfordítás szükséges az átalakításhoz.

Bizonyított feltárt termelési készlet Az a készlet, amely a meglévő kutakban a termelés számára rendelkezésre álló idő alatt kitermelhető.

Bizonyított feltárt nem termelő készlet Olyan készlet, amely a meglévő kutakból a rendelkezésre álló idő alatt kitermelhető, de a befejezetlen vezetékösszeköttetések, vagy egyéb mechanikai vagy szerződéses követelmények hiánya miatt a szénhidrogén-eladás még nem kezdődött meg.

Boe (barrel of crude oil equivalent) A gáz fűtőértéke alapján hőmennyiségi alapon kőolajra történő átszámítása után kapott térfogati egyenértékes. Gyakorlati alkalmazáskor 1 boe alatt általában 6.000 köblábnyi (kb. 170 normál m^3) gázt értünk.

Brent típusú kőolaj Északi-tengeri kőolajok keveréke, amelynek jegyzésára irányadónak tekintett a nemzetközi kőolajpiacon.

Bruttó termelés A szénhidrogénmezőkből származó összes kőolaj és földgáz mennyisége a bányajáradék levonása előtt.

Desztillációs kapacitáskihasználtság A finomító elsődleges desztillációs kapacitásának kőolajra vonatkoztatott kihasználtsága.

Downstream, DS Feldolgozás és Kereskedelem szegmens.

Fehéráru A kőolajból kinyerhető alacsonyabb sűrűségű (általában értékesebb) termékek (PB, benzinek és gázolajok).

Finomítói fedezet Teljes finomítási kapacitás osztva az összes értékesített termékmennyiséggel.

Folyékony gáztermékek A földgázból leválasztott cseppfolyós szénhidrogének, a propántól a nehezebb komponenseket is tartalmazó gazolinokig bezárólag.

Fokozott olajkinyerési eljárás (EOR) Olyan eljárások/technológiák összessége, amelyekkel az elsődleges (segédenergia nélküli) és másodlagos (EOR-nak nem minősülő, pl. vízbesajtolás, nem elegyedő gázbesajtolás) módszerekhez képest többletolaj-kihozatalt lehet produkálni. (Pl. égetéses eljárás, áramlási profilt befolyásoló beavatkozások.)

Franchise rendszerben működtetett MOL-töltőállomás MOL-logóval és termékkínálattal működtetett, de nem MOL-tulajdonú töltőállomás.

Készlet A kőolaj, kondenzátum, földgáz és más alkotórészek azon becsült térfogata, amelyről feltételezzük, hogy ismert kitermelési módszerrel kereskedelmi méretekben kinyerhető egy ismert felhalmozódásból egy adott időpontot követően, az aktuális gazdasági körülmények között érvényes állami szabályozás mellett.

KKKSZ Kőolaj és Kőolajtermék Készletező Szövetség, Magyarországon a kőolaj és kőolajtermékek stratégiai készletezését látja el.

Kogenerációs erőmű Szén- vagy földgáztüzelésű erőmű, amely villamos és termikus energia egyidejű termelésére alkalmas.

Kondenzátumok A folyékony fázisú szénhidrogének azon csoportjának általánosító elnevezése, amelyben dominálnak a könnyű alkotók, és amelyeket a földgáz szeparálásával a felszínen nyernek ki.

Magyar Ásványolaj Szövetség A legjelentősebb magyarországi kőolajtermék-forgalmazó társaságok szövetsége.

Maradékfeldolgozási projekt Célja a kőolajfinomítás során keletkező termékek (fűtőolaj) könnyebb, értékesebb termékekké (fehéráruvá) történő átalakítása.

MCF Millió köbláb, a földgáziparban használt angolszász mértékegység, egy köbméter egyenlő 35,314 köblábbal.

MEH Magyar Energia Hivatal

Meddő kút Olyan kivizsgált kutató- és/vagy feltárófúrás, mely nem igazolja szénhidrogéntelep meglétét, vagy nem képes annyi kőolajat, illetve földgázt gazdaságosan kitermelni, amelynek alapján érdemes lenne kúttá fejleszteni.

Monomerek A monomerek, az etilén és propilén a következő termékek krakkolása során keletkező elsődleges termékek: vegyipari benzin, gázolaj, etán, propán, bután. A monomerek a legnagyobb volumenben előállított petrolkémiai termékek, gyakorlatilag

a petrolkémia ipar építőkövei. Legfontosabb tulajdonságuk a két szénatom közötti kettős kötés, amitől magas a reakcióképességük.

Nettó termelés A szénhidrogénmezőkből származó összes kőolaj és földgáz mennyisége a bányajáradék levonása után.

Nettó száraz gáztermelés A kitermelt összes gáz, csökkentve a termelt vagy leválasztott szén-dioxid, illetve a gazolin gőztérfogat mennyiségével.

Poliolefinek Gyűjtőneve azoknak a polimereknek, amelyeket monomerekből/olefinekből (etilén, propilén) állítanak elő. A poliolefinek nagy molekulasúlyú vegyületek, amelyek több száz vagy ezer monomerből állnak. A molekulák súlya, szerkezete és elrendeződése a polimerek számos tulajdonságát befolyásolja.

Polietilén A poliolefinek egy típusa. Az etilén magas nyomáson történő polimerizációja során alacsony sűrűségű polietilén (LDPE), míg közepes nyomáson történő polimerizációja során nagy sűrűségű polietilén (HDPE) keletkezik. Az LDPE rugalmasabb és áttetszőbb, a HDPE erősebb, tartós terhelés alatt kevésbé nyúlik, és kevésbé légáteresztő.

Polipropilén A poliolefinek legkisebb sűrűségű típusa, amely a propilén polimerizációja során keletkezik. Jó ütőszilárdságú és kiválóan színezhető anyag. A polipropilén jó hőálló tulajdonsággal és alacsony vízfelvételi képességgel rendelkezik.

PPM A PPM egy adott anyag folyadékbeli koncentrációját mutatja. Ez a mértékegység alacsony koncentráció kimutatására használatos. A PPM-érték kiszámítása a következőképpen történik: a koncentráció abszolút értékét egymillióval megszorozzuk. 10 ppm például azt jelenti, hogy egymillió kilogrammnyi (1 kilotonna) folyadék 10 kilogrammot tartalmaz az adott anyagból.

Russian export blend API sűrűség: 32,5, kéntartalom 1,25%, orosz kőolajok keveréke, amelyek jegyzésárai irányadóként szolgálnak a nemzetközi kőolajpiacokon.

Termelésbe állítás Szénhidrogénkészletek letermeléséhez szükséges föld alatti és föld feletti létesítmények megvalósításának folyamata.

Toe (tonna olaj egyenértékes) A gáz fűtőértéke alapján hőmennyiségi alapon kőolajra történő átszámítása után kapott tömeg egyenértékes. Gyakorlati alkalmazáskor 1 toe alatt általában 1200 Nm^3-nyi gázt értünk.

Upstream Kutatás-termelés szegmens

SAPPO Szlovák Kőolajipari és Kereskedelmi Szövetség

Vízszintes fúrás Olyan fúrás, amelynél a függőleges szakaszt követően vízszintes vagy ahhoz közeli tartományt alakítanak ki a célrétegben, a beáramlási keresztmetszet növelése érdekében.

Pénzügyi kifejezések

CF@R (Cash Flow at Risk) A vállalat kockázatainak mérésére szolgáló módszer. Figyelembe veszi a kitettségek volatilitását.

EBITDA Üzleti eredmény és az értékcsökkenés összege.

EBITDA-ráta Üzleti eredmény plusz értékcsökkenés osztva az értékesítés nettó árbevételével.

Eladósodottság A nettó hitelállomány és a nettó hitelállomány plusz saját tőke plusz a külső tulajdonokra eső részesedés hányadosa.

GDR Egy külföldi letétkezelő által letétben tartott részvényekről kiállított letéti igazolások (Global Depositary Receipt), amelyek külföldön kerültek forgalomba hozatalra.

IFRS Nemzetközi Számviteli Szabványok, korábban IAS.

ISDA International Swap Dealers Association Az ISDA Master szerződés derivatív (származékos) ügyletek jogi lebonyolítására vonatkozó általános keretszerződés két fél között.

Kapitalizáció A társaság piaci értéke, az alaptőkét alkotó részvények darabszáma szorozva a részvények aktuális piaci árával.

Nettó eredmény Adózás utáni eredmény a társult vállalkozások eredményének és a külső tulajdonosok részesedésének levonása után.

Pénzügyi kovenáns Specifikus eredménykimutatás, mérleg, valamint cash flow-beli tételek hányadosa. (Pl.: Net Debt/EBITDA, EBITDA/összes kamatráfordítás) A pénzügyi kovenánsokat elsősorban hitelszerződésekben alkalmazzák, a hitelezők hitelkockázatának limitálása érdekében.

Részvényesi hozam A részvények árfolyamváltozásának és a fizetett osztalékból adódó összes hozam.

Átlagos lekötött tőkére jutó megtérülés (ROACE), adózott üzleti eredménnyel számolva Adózott üzleti eredmény / átlagos lekötött tőke
Adózott üzleti eredmény = üzleti eredmény x (100% – kalkulált társasági adókulcs)
Átlagos lekötött tőke = nyitó lekötött tőke/2 + záró lekötött tőke/2
lekötött tőke = összes eszköz – befektetett pénzügyi eszközök – befejezetlen beruházás állománya – pénzeszközök és értékpapírok – rövid lejáratú kötelezettségek + rövid lejáratú hitelek

Saját tőkearányos megtérülés (ROE) A társaság részvénytőkéjére eső megtérülést mutatja meg, a nettó eredmény osztva a társaság saját tőkéjével.

Short pozíció Olyan kockázati kitettség, ahol egy társaság eredményét és/vagy cash flow-ját negatívan befolyásolja egy külső tényező (termékár, árfolyam, kamatláb) emelkedése.

Üzleti tevékenységből származó nettó készpénz A társaság üzleti tevékenységéből származó nettó készpénz jelzi a társaság képességét az osztalék és a kamat kifizetésre és a beruházási programok finanszírozására.

Részvényesi információk

A társaság székhelye

MOL Magyar Olaj- és Gázipari Részvénytársaság
(MOL Rt.)
1117 Budapest, Október huszonharmadika u. 18.
Budapest, 1986
Telefon: 209-0000, 209-1010, 209-2020

Részvényesi kapcsolatok

Befektetői Kapcsolatok – befektetői és elemzői
kapcsolatok, nyilvános dokumentumok stb.
1117 Budapest, Október huszonharmadika u. 18.
Telefon: 464-1395, fax: 464-1335
e-mail: investorrelations@mol.hu

Részvénykönyv vezetése

KELER Rt.
1075 Budapest, Asbóth u. 9-11.
Telefon: 269-6550
Ingyenesen hívható zöld szám: (80) 390-207
Ügyfélfogadási idő: munkanapokon 09.00 – 15.00

Részvények kereskedelméről információ kérhető

Budapesti Értéktőzsde
1052 Budapest, Deák Ferenc u. 5.
Telefon: 429-6636, fax: 429-6654

Varsói Értéktőzsde

Giełda Papierów Wartościowych w Warszawie S.A.
Książęca 4
00-498 Warsaw Poland
Telefon: (4822) 628 32 32, fax: (4822) 628 17 54
e-mail: gielda@wse.com.pl

GDR információ

The Bank of New York
101 Barclay Street, 22 West New York,
NY 10286 USA
Tel: 00 1 212 815 3503, fax: 00 1 212 571 3050.

Hirdetmények közzétételének helye

A társaság közleményeit a Magyar Tőkepiac című országos napilapban jelenteti meg. A társaság a közgyűlési meghívót a Népszabadság és a Magyar Nemzet című napilapokban is megjelenteti.